Exhibit 99.1

Technical Report 2012
on the
Lookout Hill Property
Ömnögovi, Mongolia

Entrée Gold Inc.
Vancouver, BC

AMC 811021

March 2012

IMPORTANT NOTICE

This notice is an integral component of the Technical Report 2012 on the Lookout Hill Property attached and should be read in its entirety and must accompany every copy made of the Technical Report 2012 on the Lookout Hill Property . The Technical Report 2012 on the Lookout Hill Property has been prepared using the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects.

The Technical Report 2012 on the Lookout Hill Property has been prepared for Entrée Gold Inc (Entrée) by AMC Consultants Pty Ltd (AMC). The Technical Report 2012 on the Lookout Hill Property  is based on information and data supplied to AMC by Entrée and other parties and where necessary AMC has assumed that the supplied data and information are accurate and complete.

The conclusions and estimates stated in the Technical Report 2012 on the Lookout Hill Property are to the accuracy stated in the Technical Report 2012 on the Lookout Hill Property only and rely on assumptions stated in the Technical Report 2012 on the Lookout Hill Property. The results of further work may indicate that the conclusions, estimates and assumptions in the Lookout Hill Property Technical Report 2012 need to be revised or reviewed.

AMC has used its experience and industry expertise to produce the estimates and approximations in the Technical Report 2012 on the Lookout Hill Property. Where AMC has made those estimates and approximations, it does not warrant the accuracy of those amounts and it should also be noted that all estimates and approximations contained in the Lookout Hill Property Technical Report 2012 will be prone to fluctuations with time and changing industry circumstances.

The Technical Report 2012 on the Lookout Hill Property should be construed in light of the methodology, procedures and techniques used to prepare the Technical Report 2012 on the Lookout Hill Property. Sections or parts of the Technical Report 2012 on the Lookout Hill Property should not be read or removed from their original context.

The Technical Report 2012 on the Lookout Hill Property is intended to be used by Entrée, subject to the terms and conditions of its contract with AMC. Recognizing that Entrée has legal and regulatory obligations, AMC has consented to the filing of the Technical Report 2012 on the Lookout Hill Property with Canadian Securities Administrators and its System for Electronic Document Analysis and Retrieval ("SEDAR"). Except for the purposes legislated under provincial securities laws, any other use of this report by any third party is at that party's sole risk.

i

Title Page

Project Name:	LOOKOUT HILL PROPERTY

Title:	Technical Report 2012 on the Lookout Hill Property

Location:	Ömnögovi Aimag, Mongolia

Effective Dates:

Effective Date of Technical Report:	29 March 2012

Effective Date of Mineral Reserves:	29 March 2012

Effective Date of Mineral Resources:

Hugo North and Hugo North Extension	1 November 2006

Heruga	30 March 2010

Qualified Persons:

•
Bernard Peters, B. Eng. (Mining), F. AusIMM (201743), employed by AMC Consultants Pty Ltd as Manager, Mining, was responsible for the overall preparation of the Lookout Hill Property Technical Report 2012 and, the Mineral Reserve estimates of the Lookout Hill Property Technical Report 2012.

•
Scott Jackson, B.Sc. (Hons), CFSG, F. AusIMM (201735), employed by Quantitative Geoscience Pty Ltd (trading as “Quantitative Group” and “QG”) as Principal Consultant, was responsible for preparation of the Mineral Resources.

•	James R. Foster, H.B.Sc., P.Geo., employed by Entrée Gold Inc. as Exploration Manager – Mongolia, was responsible for preparation of all sections related to the Shivee West Property.

•
Albert Chance, B.App.Sc, Association of Professional Engineers of the Province of British Columbia (no. 16370), an employee of Golder Associates Ltd., was responsible for preparation of the subsection on Open Pit Geotechnical.

•	Jarek Jakubec, C. Eng., Corporate Consultant, Rock Mechanics, an employee of SRK Consulting Inc., was responsible for preparation of the subsection on Underground Geotechnical Sections.

•
Dean David, B AppSc (Metallurgy), F. AusIMM. (102351), employed by AMEC Limited (formerly AMEC Minproc Limited and GRD Minproc Limited) as Technical Director Process, , was responsible for preparation of the Processing Sections.

Signature Page

Effective Dates:

Effective Date of Technical Report 2012 on the Lookout Hill Property:	29 March 2012
Effective Date of Mineral Reserve Estimates:	29 March 2012

Effective Dates of Mineral Resource Estimates:

Hugo North and Hugo North Extension	1 November 2006
Heruga	30 March 2010

Overall Preparation of the Technical Report 2012 on the Lookout Hill Property and Mineral Reserve Estimates

/s/Bernard Peters
Bernard Peters, B. Eng. (Mining), FAusIMM (201743), AMC Consultants Pty Ltd

Mineral Resources
/s/Scott Jackson
Scott Jackson, B.Sc. (Hons), CFSG, FAusIMM (201735), Quantitative Geoscience Pty Ltd

Shivee West Property
/s/ James R. Foster
James R. Foster, H.B.Sc., P.Geo., Entrée Gold Inc.

Open Pit Geotechnical
/s/Albert Chance
Albert Chance, B.App.Sc., Assoc. of Prof. Engineers of the Province of British Columbia (16370), Golder Associates Ltd

Underground Geotechnical
/s/Jarek Jakubec
Jarek Jakubec, C. Eng., SRK Consulting Inc.

Processing
/s/Dean David
Dean David, B.AppSc. (Metallurgy), FAusIMM (102351), AMEC Limited

TABLE OF CONTENTS

1	SUMMARY				1
	1.1	Project Overview			1
	1.2	Property Location and Regional Geology			5
	1.3	Entrée-OT LLC Joint Venture Property			6
		1.3.1	OT LLC - Integrated Development and Operations Plan		6
		1.3.2	Exploration		9
		1.3.3	Sampling, Analysis and Security		10
		1.3.4	Mineral Resources		11
			1.3.4.1	Hugo North Extension	12
			1.3.4.2	Heruga	13
		1.3.5	Entrée-OT LLC Joint Venture Property - Mineral Reserve		15
		1.3.6	IDOP Reserve Case		18
		1.3.7	Entrée-OT LLC Joint Venture Future Work		21
		1.3.8	Detailed Integrated Development and Operating Plan		21
		1.3.9	Phase 2 Project Expansion Plan		21
		1.3.10	Power Supply Determination		22
		1.3.11	Water Permit		22
		1.3.12	Concentrate Marketing		23
		1.3.13	Underground Feasibility Study		23
		1.3.14	Socio-economic Aspects of Mine Closure Plan		24
		1.3.15	Infrastructure		24
		1.3.16	Entrée-OT LLC Joint Venture Potential for Further Development		24
		1.3.17	Recent Developments – Joint Venture Property		27
	1.4	Shivee West			27
		1.4.1	Sampling, Analysis and Security		27
		1.4.2	Shivee West – Exploration		28
		1.4.3	Shivee West – Recommended Work		29
2	INTRODUCTION				30
	2.1	Issuer for Whom Report Prepared			30
		2.1.1	Ownership/Joint Venture		30
	2.2	Terms of Reference and Purpose of Report			31
	2.3	Units of Measure and Currency			31
	2.4	Sources of Information and Study Participants			32
	2.5	Site Visits			32
3	RELIANCE ON OTHER EXPERTS				33
4	PROPERTY DESCRIPTION AND LOCATION				37
	4.1	Location			37
	4.2	Legal			38
		4.2.1	Joint Venture Property		40
		4.2.2	Surveying		42

		4.2.3	Permits and Agreements		43
		4.2.4	Environment		43
		4.2.5	Shivee West (100% Entrée)		46
		4.2.6	Exploration and Mining Title in Mongolia		47
		4.2.7	Surface Rights and Permits		48
		4.2.8	Environmental and Socio-Economic Issues		48
		4.2.9	Risk Assessment		49
		4.2.10	Ongoing Work		49
5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY				50
	5.1	Access			50
		5.1.1	Regional Centers and Infrastructure		51
		5.1.2	Transportation Infrastructure		51
		5.1.3	Power Supply		51
	5.2	Climate, Hydrology and Physiology			52
		5.2.1	Climate		52
			5.2.1.1	Data Sources	52
			5.2.1.2	Air Temperature	52
			5.2.1.3	Relative Humidity	53
			5.2.1.4	Ground Temperature	53
			5.2.1.5	Solar Radiation	53
			5.2.1.6	Precipitation	54
			5.2.1.7	Thunderstorms and Lightning	54
			5.2.1.8	Evaporation	54
			5.2.1.9	Wind Loading and Dust Generation	55
		5.2.2	Hydrology and Surface Water Quality		56
			5.2.2.1	Hydrogeology and Groundwater Quality	56
		5.2.3	Soils		57
		5.2.4	Vegetation		57
		5.2.5	Fauna		57
		5.2.6	Protected Areas		58
		5.2.7	Land Use		58
		5.2.8	Closure and Reclamation		58
	5.3	Seismic Zone and Risk			59
6	HISTORY				60
	6.1	Introduction			60
	6.2	Joint Venture Property			60
	6.3	Shivee West Property (100% Entrée)			62
7	GEOLOGICAL SETTING AND MINERALISATION				66
	7.1	Overview			66
	7.2	Regional Geology			66
	7.3	Joint Venture Property			68

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		7.3.1	Hugo North Extension		68
			7.3.1.1	Sedimentary and Volcanic Rocks	68
			7.3.1.2	Intrusive Rocks	72
			7.3.1.3	Structural Geology	73
			7.3.1.4	Mineralization	73
		7.3.2	Ulaan Khud Prospect		77
		7.3.3	Heruga deposit		77
			7.3.3.1	Host Rocks	78
			7.3.3.2	Intrusives	79
			7.3.3.3	Structural Geology	81
		7.3.4	Mineralization		85
	7.4	Shivee West (100% Entree)			87
		7.4.1	Geology and Structural Setting		87
		7.4.2	Mineralization		86
8	DEPOSIT TYPES				90
	8.1	Porphyry Copper ± Gold Deposits			90
	8.2	High-sulphidation Epithermal Deposits			91
	8.3	Low-sulphidation Epithermal Deposits			91
9	EXPLORATION				93
	9.1	Joint Venture Property			93
		9.1.1	Hugo North Extension – Shivee Tolgoi ML		93
		9.1.2	Heruga – Javhlant ML		98
	9.2	Shivee West			103
	9.2.1	Introduction		103
	9.2.2	Core Drilling		104
		9.2.2.1	Tom Bogd Target Drilling	104
		9.2.2.2	Zesen Khui Target Drilling	104
		9.2.2.3	Nogoon Khilents Target Drilling	105
		9.2.2.4	Zone I Target Drilling	105
	9.2.3	Reverse Circulation Drilling		108
	9.2.4	Geological Work		110
		9.2.4.1	Zone III & Argo Zone	115
	9.2.5		Geophysical Work	115
		9.2.5.1	Gravity	115
		9.2.5.2	Induced Polarization	116
		9.2.5.3	Magnetics	116
	9.2.6	Mobile Metal Ion Soil Sampling		121
9.3	Sampling Method and Approach			126
	9.3.1	Introduction		126
	9.3.2	Joint Venture Property		126
		9.3.2.1	Diamond Drill Core Sampling – Hugo North Extension	126
		9.3.2.2	Diamond Drill Core Sampling – Heruga	127

		9.3.3	Shivee West Property		127
			9.3.3.1	Introduction	127
			9.3.3.2	Core Sampling Procedures	127
			9.3.3.3	Soil Sampling - “MMI-M”	128
			9.3.3.4	Rock Sampling	128
10	DRILLING				129
	10.1	General			129
	10.2	Joint Venture Property – Shivee Tolgoi ML			129
		10.2.1	Introduction		129
		10.2.2	Exploration Diamond Drilling – Shivee Tolgoi ML		132
		10.2.3	Hugo North Extension Drill Results		133
		10.2.4	Ulaan Khud (Airport North) Diamond Drilling		136
		10.2.5	Geotechnical Drilling		136
	10.3	Joint Venture Property – Javhlant ML			138
		10.3.1	Introduction		138
		10.3.2	Exploration Diamond Drilling - Javhlant ML		139
		10.3.3	Exploration Diamond Drilling at Heruga		139
			10.3.3.1	Down Hole Surveys at Heruga	140
			10.3.3.2	Recoveries and RQD at Heruga	140
			10.3.3.3	Bulk Densities at Heruga	141
		10.3.4	Javhlant Drill Results		141
	10.4	Shivee West – Shivee Tolgoi ML (100% Entrée)			146
		10.4.1	Introduction		146
		10.4.2	Core Drilling		146
		10.4.3	Reverse Circulation Drilling		148
11	SAMPLE PREPARATION, ANALYSES AND SECURITY				152
	11.1	Introduction			152
	11.2	Joint Venture Property			152
		11.2.1	Sample Preparation and Shipment		152
		11.2.2	Analyses – Joint Venture Property		153
			11.2.2.1	SGS Mongolia	154
		11.2.3	QA/QC Programme - Joint Venture Property		154
			11.2.3.1	Blank Sample Performance and Sample Duplicates	155
			11.2.3.2	Check Assay Program	159
		11.2.4	QG 2008 Review and Comments on OT LLC Sampling and QA/QC		160
			11.2.4.1	Sample Preparation and Shipment for Heruga	160
			11.2.4.2	QG Review of the On-Site Sample Preparation Laboratory	160
			11.2.4.3	Heruga Analyses	160
			11.2.4.4	QG Comments on Sampling and QA/QC	161
	11.3	Shivee West			169
		11.3.1	Soil Sampling - MMI		169

		11.3.2	Sample Shipping (2010 and 2011)		169
		11.3.3	Drill Core Sample Preparation and Shipment (2010)		170
		11.3.4	Drill Core Analyses (SGS Mongolia)		170
		11.3.5	Reverse Circluation Drill Chip Sample Preparation and Shipment (2011)		171
		11.3.6	RC Chip Sample Analyses - ACTLABS		171
		11.3.7	Entrée QA/QC Programme		172
			11.3.7.1	Quality Assurance and Quality Control	172
12	DATA VERIFICATION				178
	12.1	Shivee Tolgoi ML Visits and Sampling by QG			178
		12.1.1	QG Core Review		179
	12.2	Javhlant MEL Visit by Quantitative Group			180
13	MINERAL PROCESSING AND METALLURGICAL TESTING				182
	13.1	Joint Venture Property			182
		13.1.1	Summary		182
		13.1.2	Test Programs		183
			13.1.2.1	AMMTEC Bench-Scale Flotation Test Program	185
			13.1.2.2	MinnovEX Comminution Testing	185
			13.1.2.3	MinnovEX FLEET Test Program	185
			13.1.2.4	AMMTEC Comminution Testing	185
			13.1.2.5	SAG Pilot Plant	185
			13.1.2.6	Hugo North Extension	186
			13.1.2.7	Bulk Flotation Test	186
			13.1.2.8	Concentrate Upgrading Program, SGS	186
		13.1.3	Hugo North Extension Flotation Testwork		186
			13.1.3.1	Introduction	186
			13.1.3.2	Flotation Tests	187
			13.1.3.3	Results	188
		13.1.4	Conclusions		189
		13.1.5	2008 Heruga Scoping Study		190
14	MINERAL RESOURCE ESTIMATES				191
	14.1	Hugo North Extension Deposit			191
		14.1.1	Introduction		191
		14.1.2	QG Checks on 2007 Estimate		191
		14.1.3	Geological Models		193
		14.1.4	Composites		197
		14.1.5	Data Analysis		197
			14.1.5.1	Estimation Domains	197
			14.1.5.2	Evaluation of Extreme Grades	197
		14.1.6	Variography		199
		14.1.7	Model Setup		201
		14.1.8	Estimation		201

	14.1.9	Validation		204
		14.1.9.1	Visual Inspection	204
		14.1.9.2	Model Checks for Bias	205
		14.1.9.3	Metal Reduction	207
		14.1.10	Mineral Resource Summary – Hugo North Extension	207
14.2	Heruga deposit			209
	14.2.1	Introduction		209
		14.2.2	Geologic Models		215
		14.2.3	Composites		215
		14.2.4	Data Analysis		215
			14.2.4.1	Histograms and Cumulative Frequency Plots	217
			14.2.4.2	Descriptive Statistics	218
			14.2.4.3	Box-Plot and Contact Grade Profile Analyses	218
			14.2.4.4	Results	218
			14.2.4.5	Cross Correlation of Copper Gold and Molybdenum	219
			14.2.4.6	Estimation Domains	219
			14.2.4.7	Evaluation of Extreme Grades	221
		14.2.5	Variography		222
		14.2.6	Model Setup		222
		14.2.7	Estimation		223
			14.2.7.1	Outlier Restriction	223
			14.2.7.2	Bulk Density	224
			14.2.7.3	Full Cell Model	224
		14.2.8	Validation		224
			14.2.8.1	Visual Inspection	224
			14.2.8.2	Model Checks for Bias	225
			14.2.8.3	Distribution Comparisons	226
			14.2.8.4	Local Bias Checks	230
		14.2.9	Mineral Resource Classification		230
			14.2.9.1	Inferred Mineral Resources	231
		14.2.10	Mineral Resource Summary		232
15	MINERAL RESERVE ESTIMATES				235
	15.1	Key Mining Assumptions			236
		15.1.1	US SEC Industry Guide 7		236
		15.1.2	Bankable Study		237
		15.1.3	Test Price for Commodities		238
		15.1.4	Primary Environmental Analysis Submission		239
	15.2	Mongolian Commercial Minerals			241
16	MINING METHODS				241
	16.1	Open Pit			241
	16.2	Underground Geotechnical			241
		16.2.1	Introduction		241

	16.2.2	Geotechnical Data		242
		16.2.2.1	Geology and Orebody Geometry	243
		16.2.2.2	Structural Assessment	245
		16.2.2.3	Small-Scale Structures	248
		16.2.2.4	Rock Mass Characterization	250
		16.2.2.5	Drill Core Logging	250
		16.2.2.6	Laboratory Testing	250
		16.2.2.7	Underground Mapping, Drilling, and Instrumentation	251
		16.2.2.8	Geotechnical Domain Model	251
		16.2.2.9	Stress Assessment	253
		16.2.2.10	Hydrogeology Assessment	253
	16.2.3	Cavability Assessment		254
		16.2.3.1	Background	254
		16.2.3.2	Approach	254
		16.2.3.3	Input Data	255
		16.2.3.4	Results for Hugo North	256
	16.2.4	Subsidence Modelling of Hugo North		257
		16.2.4.1	Background	257
	16.2.5	Fragmentation Analysis		260
		16.2.5.1	Background	260
		16.2.5.2	Primary Fragmentation Analysis	260
	16.2.6	Mine Design Parameters		264
		16.2.6.1	Mining Strategy	264
		16.2.6.2	Undercut Strategy	266
		16.2.6.3	Layout Geometry	268
		16.2.6.4	Ground Support	269
		16.2.6.5	Draw Height	270
		16.2.6.6	Cave Dynamics	270
	16.2.7	Stress and Ground Support Modelling		271
	16.2.8	Instrumentation and Cave Monitoring		271
	16.2.9	Geotechnical Risks		272
		16.2.9.1	Seismicity	272
		16.2.9.2	Mud Rush	272
		16.2.9.3	Cave Propagation	272
	16.2.10	Conclusions and Recommendations		272
		16.2.10.1	Principal Conclusions	272
		16.2.10.2	Recommendations for the Feasibility Study	274
16.3	Underground Mining			275
		16.3.1.1	Geomechanical Factors	275
		16.3.1.2	Selection Criteria	275
		16.3.1.3	Caving Parameters and Geotechnical Considerations	276
		16.3.1.4	Mining Method Description	278
		16.3.1.5	Mine Layout	280

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			16.3.1.6	Production Plan	287
			16.3.1.7	Subsidence Evaluation	289
		16.3.2	Rock Handling		290
		16.3.3	Mine Services and Support Infrastructure		291
			16.3.3.1	Ventilation	291
			16.3.3.2	Mine Air Heating and Refrigeration	293
			16.3.3.3	Mine Access and Logistics	294
			16.3.3.4	Water Management	295
			16.3.3.5	Fixed Facilities	296
		16.3.4	Mine Access and Layout		296
			16.3.4.1	Mine Access	297
			16.3.4.2	Level Development	299
		16.3.5	Mine Development Plan		318
		16.3.6	Personnel		313
		16.3.7	Further Work - Underground Feasibility Study		314
	16.4	Mining Production Schedules			316
		16.4.1	Production Scheduling Method		316
		16.4.2	Open Pit Production Schedule		319
		16.4.3	Underground Production Schedule		319
		16.4.4	Processing Schedule		320
17	RECOVERY METHODS				328
		17.1.1	Introduction		328
		17.1.2	IDP10 Metallurgical Parameters		328
		17.1.3	Metallurgical Predictions		329
			17.1.3.1	Throughput Modeling	329
			17.1.3.2	Flotation Modeling	330
		17.1.4	Flow Sheet Development		333
			17.1.4.1	Comminution	333
			17.1.4.2	Flotation	339
		17.1.5	Further Work		343
			17.1.5.1	Plant Design/Production Scheduling	343
			17.1.5.2	Reserve Ore Characterization/Feasibility Studies	344
	17.2	Tailings			345
		17.2.1	Design Criteria		345
			17.2.1.1	Tailings production	345
			17.2.1.2	Tailings properties	345
			17.2.1.3	Design Guidelines	345
			17.2.1.4	Topography	346
			17.2.1.5	Climate	346
			17.2.1.6	TSF Foundation	346
			17.2.1.7	Seismicity	347
		17.2.2	TSF Design		347

	17.2.2.1	Embankment Design	348
17.2.3	TSF Construction Schedule		353
17.2.4	Tailings Deposition Plan		353
17.2.5	Water Management		354
	17.2.5.1	Diversion Channels	354
	17.2.5.2	TSF Water Storage and Freeboard	354
	17.2.5.3	Reclaim Ponds	355
	17.2.5.4	Seepage Collection	355
17.2.6	Spillway		356
17.2.7	Instrumentation and Monitoring		356
		17.2.8	Closure		356
		17.2.9	Independent Technical Review		356
		17.2.10	Conclusions		357
	17.3	Metallurgical Plant			357
		17.3.1	Summary		357
		17.3.2	Process Design Criteria		358
			17.3.2.1	Design Factors	361
		17.3.3	Process Description		364
18	PROJECT INFRASTRUCTURE				366
	18.1	IDOP Power Supply and Pricing			366
		18.1.1	Access		367
			18.1.1.1	Access Roads	367
			18.1.1.2	Concentrate Shipment and Handling by Truck	367
			18.1.1.3	Airstrip	368
		18.1.2	Main Site Infrastructure Buildings		368
			18.1.2.1	Accommodation Facilities	368
			18.1.2.2	Truckshop Complex	369
			18.1.2.3	Administration Building	369
			18.1.2.4	Mine Dry	370
		18.1.3	Water Systems		370
			18.1.3.1	River Diversion	370
			18.1.3.2	Site Water Supply System	370
		18.1.4	Information and Communications Technology (ICT) Systems		372
		18.1.5	Other Support Facilities and Utilities		372
		18.1.6	Temporary Construction Facilities		374
19	MARKET STUDIES AND CONTRACTS				376
	19.1	Marketing			376
20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT				377
	20.1	Government and Community Relations			377
	20.2	Human Resources and Training Strategy			377
	20.3	Occupational Health, Hygiene and Safety			378

	20.4	Environmental Studies		379
21	CAPITAL AND OPERATING COSTS			382
	21.1	IDOP Reserve Case Cost Summary		382
	21.2	Capital Costs		385
		21.2.1.1	Open Pit Capital Costs	385
		21.2.1.2	Underground Capital Cost	386
			21.2.1.3	Project Capital Costs	387
		21.2.2	Scope of Work		388
	21.3	Operating Costs			388
	21.4	Open Pit Operating Costs			388
			21.4.1.1	Underground Operating Costs	389
			21.4.1.2	Process Operating Costs	389
			21.4.1.3	General and Administration Operating Costs	390
			21.4.1.4	Other Operating Costs	391
22	ECONOMIC ANALYSIS				392
	22.1	Introduction			392
	22.2	Model Assumptions			395
		22.2.1	Treatment of Cash Flow Items		395
		22.2.2	Ivanhoe Funding and Principal Repayment		396
	22.3	Reserve Case – Economic Analysis			396
23	ADJACENT PROPERTIES				400
24	OTHER RELEVANT DATA AND INFORMATION				403
	24.1	Management			403
		24.1.1	The Organization		403
		24.1.2	Training and Human Resources		404
		24.1.3	Workforce Development		404
		24.1.4	Supply and Logistics		404
		24.1.5	Concentrate Shipment and Handling		404
		24.1.6	Environment, Health, and Safety		405
		24.1.7	Operational Readiness Plan		405
	24.2	Risk Assessment			405
		24.2.1	Summary		405
		24.2.2	Key Assumptions		406
		24.2.3	Recommendations		406
		24.2.4	Risk Areas		407
			24.2.4.1	Investment Agreement and Taxation Assumptions	407
			24.2.4.2	Environment	407
			24.2.4.3	Marketing	408
			24.2.4.4	Water Supply and Management	408
			24.2.4.5	River Diversion	409
			24.2.4.6	Infrastructure	409

			24.2.4.7	Tailings Storage Facility	409
			24.2.4.8	Workforce for Operations	409
				Schedule Risks	409
			24.2.4.10	Financing	410
			24.2.4.11	Power Supply	411
25	INTERPRETATIONS AND CONCLUSIONS				413
	25.1	Joint Venture Property			413
		25.1.1	Hugo North Extension		413
			25.1.1.1	Mineralization	413
			25.1.1.2	Resource	414
			25.1.1.3	Processing and Metallurgy	415
		25.1.2	Ulaan Khud (Airport North)		416
		25.1.3	Heruga deposit – Javhlant ML		416
			25.1.3.1	Mineralization	416
			25.1.3.2	Resource	417
		25.1.4	Heruga deposit – Javhlant ML		418
			25.1.4.1	Mineralization	418
			25.1.4.2	Resource	419
	25.2	Mineral Reserve - Hugo North Extension			420
	25.3	Shivee West (100% Entrée)			420
26	RECOMMENDATIONS				422
	26.1	Joint Venture Property		422
		26.1.1	Detailed Integrated Development and Operating Plan	422
		26.1.2	Phase 2 Project Expansion Plan	422
		26.1.3	Power Supply Determination	422
		26.1.4	Water Permit	423
		26.1.5	Concentrate Marketing	423
		26.1.6	Underground Feasibility Study	424
		26.1.7	Socio-economic Aspects of Mine Closure Plan	424
		26.1.8	Infrastructure	425
		26.1.9	Entrée-OT LLC Joint Venture Potential for Further Development	425
	26.2	Shivee West		428
27	REFERENCES			429

TABLES

Table 1.1	Entrée-OT LLC Joint Venture Mineral Resources (0.6% CuEq cut-off), based on Technical Report March 2010	11
Table 1.2	Hugo North Extension Mineral Resources (0.6% CuEq Cut‑off); Effective Date 20 February, 2007	13
Table 1.3	Inferred Mineral Resource Inventory, Heruga Depost, 30 March 2010	15
Table 1.4	Entrée-OT LLC Joint Venture Mineral Reserve, 29 March 2012	16
Table 1.5	LHTR12 and IDP10 Probable Mineral Reserve Comparison	17
Table 1.6	IDOP Summary Production and Financial Results	18
Table 4.1	Lookout Hill Property – Licence Details	39
Table 4.2	Joint Venture Property Boundary Coordinates	42
Table 4.3	Approval Status of Detailed Environmental Impact Assessment Report - 2012	46
Table 4.4	Lookout Hill West (100% Entrée) Boundary Coordinates	47
Table 4.5	Mining Licence Annual Fees	47
Table 5.1	Monthly Temperatures (°C) Based on Byan Ovoo Data	53
Table 5.2	Monthly Relative Humidity	53
Table 5.3	Design Soil Freezing Depths	53
Table 5.4	Rainfall Summary (mm)	54
Table 5.5	Rainfall Intensities (mm/h)	54
Table 5.6	Design Evaporation Data	55
Table 5.7	Maximum One-Hour Wind Speeds (m/s) at Byan Ovoo	55
Table 5.8	Frequency of Dust Storms in the Gobi Desert	55
Table 6.1	Exploration Summary JV property and Shivee West 2002 - 2011	63
Table 9.1	2010-2011 Diamond Drill Collar Summary (WGS 84 Zone 48N) Shivee West	106
Table 9.2	Entrée 2011 Reverse Circulation Collar Summary - Shivee West	108
Table 10.1	Lookout Hill Property – Drilling Summary	130
Table 10.2	Exploration Drilling Summary, Shivee Tolgoi ML 2010 to Dec 2011	132
Table 10.3	Javhlant ML Drilling Summary 2010 and 2011	137
Table 10.4	Javhlant ML Drilling Summary 2010 and 2011	138
Table 10.5	Significant Mineralized Intervals from the Heruga deposit, 2010-2011 Drilling	142
Table 10.6	Core Collar Drilling Summary, 2010 to December 2011, Shivee West	146
Table 10.7	RC Summary 2010-2011, Shivee West	149
Table 11.1	Duplicate Percent Difference at the 90th Population Percentile	160
Table 11.2	2010 Standards – Summary	172
Table 11.3	2010 Field Blanks – Summary	173
Table 11.4	Actlabs Regular Assay Batches Included in This Report.	174
Table 11.5	QC Summary - Actlabs December 9 to 16, 2011	174
Table 11.6	Certified Values (CDN Labs)	175
Table 11.7	Summary of Standards Au	175

Table 11.8	Suggested QC Program for RC Drilling	176
Table 12.1	Check Assaying on Selected Oyu Tolgoi Drill Cores	179
Table 12.2	Summary of Oyu Tolgoi Core Reviewed by QG	180
Table 13.1	Oyu Tolgoi Project Flotation Testwork	184
Table 13.2	Summary of Comminution Samples Dispatched to Testwork Facilities	184
Table 13.3	Samples Submitted for PRA Flotation Testwork	187
Table 13.4	Summary of Composite Head Grades	187
Table 13.5	Rougher Flotation Recoveries After 8 Minutes – Entrée Composites	188
Table 13.6	Cleaner Grades and Recoveries at 6 Minutes – Entrée Composites	188
Table 13.7	Cleaner Concentrate (6 minutes) Impurity Levels	189
Table 14.1	Lithology and Structural Solids and Surfaces, Hugo North Deposit	193
Table 14.2	Hugo North Copper Intra-domain Boundary Contacts	198
Table 14.3	Hugo North Gold Intra-domain Boundary Contacts	198
Table 14.4	Copper Variogram Parameters	199
Table 14.5	Azimuth and Dip Angles of Rotated Variogram Axes for Copper	199
Table 14.6	Gold Variogram Parameters	200
Table 14.7	Azimuth and Dip Angles of Rotated Variogram Axes for Gold	200
Table 14.8	Copper Search Ellipsoids for Hugo North	202
Table 14.9	Gold Search Ellipsoids for Hugo North	203
Table 14.10	Outlier Thresholds Applied to Cu Grade Domains	203
Table 14.11	Outlier Thresholds Applied to Au Grade Domains	203
Table 14.12	Bulk Density Search Ellipsoids for Hugo North	204
Table 14.13	Average Bulk Density	204
Table 14.14	Global Model Mean Grade Values by Domain in Each Zone	205
Table 14.15	Mineral Resource Inventory, Hugo North Extension, Based on Drilling Completed to 01 November 2006, and Reported by OT LLC (Effective Date 20 February 2007)	208
Table 14.16	Project Area Limits and Block Size	209
Table 14.17	Lithology and Structural Solids and Surfaces, Heruga deposit	210
Table 14.18	Heruga Statistics for 5 m Composites – Cu % Data	216
Table 14.19	Heruga Statistics for 5 m Composites – Au g/t Data	216
Table 14.20	Heruga Statistics for 5 m Composites – Mo ppm Data	217
Table 14.21	Gold Estimation Domains – Mineralised Lithologies Only	219
Table 14.22	Copper Estimation Domains – Mineralised Lithologies Only	220
Table 14.23	Molybdenum Estimation Domains – Mineralised Lithologies Only	220
Table 14.24	Summary of Capping Parameters	220
Table 14.25	Variogram Parameters	221
Table 14.26	Search Ellipsoids for Heruga	223
Table 14.27	Bulk Density Search Ellipsoids for Heruga	223
Table 14.28	Average Bulk Density	224
Table 14.29	Global Model Mean Grade Values by Domain in Each Zone	225
Table 14.30	Equivalent Assumptions	231

Table 14.31	Inferred Mineral Resource Inventory, Heruga deposit (Javhlant ML), 30 March 2010	231
Table 15.1	Entrée-OT LLC Joint Venture Mineral Reserve, 29 March 2012	232
Table 15.2	LHTR12 and IDP10 Probable Mineral Reserve Comparison	233
Table 15.3	Metal Price Summary	237
Table 16.1	Key Rock Mass Parameters – Average Values	261
Table 16.2	Primary Cave Simulation Inputs	261
Table 16.3	Secondary Fragmentation Simulation Inputs	262
Table 16.4	Tabulated BCF Results for Primary Fragmentation	263
Table 16.5	Mine Air Heating Design Criteria	293
Table 16.6	Cooling Design Criteria	294
Table 16.7	Development Advance Rates	309
Table 16.8	Mass Excavation Rates	309
Table 16.9	Vertical Advance Rates	310
Table 16.10	Mobile Equipment Units Required on Site	312
Table 16.11	Plant Throughput Rates	318
Table 16.12	Average Plant Throughput Rates	318
Table 16.13	Process Ramp-up to Full Production	320
Table 16.14	IDOP Reserve Case Production Schedule Years -1 to 28	323
Table 16.15	Entrée-OT LLC Joint Venture Reserve Case Production Schedule Years -1 to 18	325
Table 17.1	Base Data Template 27 Copper Recovery	329
Table 17.2	Base Data Template 27 Gold Recovery	329
Table 17.3	Base Data Template 27 Silver Recovery	329
Table 17.4	Base Data Template 27 Copper in Concentrate	329
Table 17.5	Plant Throughput Rates	329
Table 17.6	Optimum Primary Grind Size for Each Ore Type (P80)	330
Table 17.7	Optimum Regrind Size (P80 µm)	332
Table 17.8	Flow Sheet Equipment Comparison	338
Table 17.9	Major Equipment Number Requirements IDOP Reserve Case	343
Table 17.10	Tailings Properties	345
Table 17.11	Material Zone Specifications	350
Table 17.12	Time Phased Equipment Requirements	360
Table 17.13	Summary of Comminution Process Design Criteria Years 1 to 5	362
Table 21.1	IDOP Reserve Case Operating Costs and Revenues	383
Table 21.2	Total Project Cash Capital Cost (From 1 January 2012) – IDOP Reserve Case	384
Table 22.1	IDOP Summary Production and Financial Results	392
Table 22.2	Treatment of Cash Flow Items	395
Table 22.3	Reserve Case Entrée Financial Results	396
Table 22.4	Entrée Reserve Case Cash Flow (Undiscounted)	398
Table 22.5	Metal Price Sensitivity Analysis - Reserve Case - Entrée	399

FIGURES

Figure 1.1	Lookout Property - Land Tenure	3
Figure 1.2	Idealized Profile of Southern Oyu, Hugo Dummett and Heruga deposits (Section Looking West)	4
Figure 1.3	IDOP Reserve Case Mining Areas	8
Figure 1.4	Hugo North Lift 1 Block Cave	8
Figure 1.5	Copper Production – IDOP Reserve Case	19
Figure 1.6	Gold Production – IDOP Reserve Case	20
Figure 1.7	Processing by Source – IDOP Reserve Case	20
Figure 1.8	Entrée Cumulative Cash Flow – IDOP Reserve Case (Undiscounted)	21
Figure 1.9	IDP10 Processing by Source – Life of Mine (Sensitivity)	26
Figure 1.10	Hugo North Lift 1 & 2	26
Figure 1.11	Isometric View of Hugo North Lift 1 & 2	27
Figure 2.1	Lookout Property - Land Tenure	31
Figure 4.1	Lookout Hill Property - Location Map	37
Figure 4.2	Project Location Map – Lookout Hill Property surrounds OT Planned Mine	38
Figure 4.3	Lookout Hill Property – Land Tenure	41
Figure 5.1	Project Location Map	50
Figure 6.1	Exploration Targets, Lookout Hill Property	62
Figure 7.1	General Geology of Mongolia (after Badarch et al., 2002)	67
Figure 7.2	Stratigraphic Column, Oyu Tolgoi Exploration Area	70
Figure 7.3	Surface Geology Map Joint Venture Property Showing Hugo North Extension	71
Figure 7.4	Geological Interpretation Showing Assay Histograms, Section N4768300, Looking North	75
Figure 7.5	Geology and Mineralization Section N4768300, Looking North	76
Figure 7.6	Geological Plan of Heruga deposit Area (Legend as in Figure 7.2)	78
Figure 7.7	Detailed stratigraphy for Heruga SW and Javkhalant areas	80
Figure 7.8	Heruga deposit Area Section N4759300	83
Figure 7.9	Heruga deposit Area Section N4758400	84
Figure 7.10	Heruga deposit Area Section N4759500	85
Figure 7.11.	Oyu Tolgoi Stratigraphic Column (after Crane et. al., 2009)	88
Figure 9.1	2010 OT LLC Deep-penetrating IP Line Coverage, Shivee Tolgoi Licence	94
Figure 9.2	2011 OT LLC MT stations, Shivee Tolgoi and Javhlant Licences	95
Figure 9.3	2010-2011 Joint Venture Property drillhole locations, Shivee Tolgoi and Javhlant Licences	96
Figure 9.4	Joint Venture Property: Induced Polarization Survey	97
Figure 9.5	Section 4768400 – Deep-penetrating IP – Hugo North Extension Deposit	98
Figure 9.6	Surface Mapping Areas, Javhlant	100
Figure 9.7	Exploration Drilling, Javhlant	101
Figure 9.8	Section 4758400 – Deep-penetrating IP Chargeability, Heruga deposit	102
Figure 9.9	Section 4758100 – Deep-penetrating IP Chargeability, Heruga deposit	102

Figure 9.10	2010-2011 Exploration Target Areas, Shivee West	103
Figure 9.11	2010 and 2011 Diamond Drillhole Locations, Shivee West	107
Figure 9.12	2011 Reverse Circluation Hole Locations, Zone III-Argo, Shivee West.	109
Figure 9.13	2010 and 2011 Areas for Geological Investigation, Shivee West	111
Figure 9.14	2010 Entrée LLC Gravity Survey Lines, Shivee West	118
Figure 9.15	2010 Entrée LLC IP Survey Lines, Shivee West	119
Figure 9.16	Entrée LLC Magnetic Survey - Line Coverage, Shivee West	120
Figure 9.17	2010 MMI Soil Sampling Grid, Shivee West	122
Figure 9.18	MMI-Sampling - Mo Results, Shivee West	123
Figure 9.19	MMI Sampling - Cu Results, Shivee West	124
Figure 9.20	MMI Sampling - Au Results, Shivee West	125
Figure 10.1	Drillhole Locations on JV Property	131
Figure 10.2	Exploration Drillhole Locations on IP, Shivee Tolgoi ML	133
Figure 10.3	Section N300E, EGD154 Series, Shivee Tolgoi ML	134
Figure 10.4	Section N4769300, EGD147 Series, Shivee Tolgoi ML	135
Figure 10.5	Section N4771000N, EGD156 Series, Shivee Tolgoi ML	136
Figure 10.6	Drillhole Location on IP, Heruga Area, Javhlant ML	139
Figure 10.7	Heruga Southwest N4755580, Looking North	143
Figure 10.8	Heruga Southwest Section 280E, Looking North	144
Figure 10.9	Heruga Southwest Section 4758200E, Looking North	145
Figure 10.10	2010 – 2011 Diamond Drillhole Locations, Shivee West	147
Figure 10.11	2011 Reverse-Circulation Hole Locations, Shivee West	150
Figure 10.12	2011 RC Hole and Trench Locations, Shivee West	151
Figure 11.1	Field Blank Performance – Gold	156
Figure 11.2	Field Blank Performance – Copper	157
Figure 11.3	Gold Duplicate Samples	158
Figure 11.4	Copper Duplicate Samples	159
Figure 11.5	Average SGS SRM Gold Bias, 2002 to 2008	163
Figure 11.6	Average SGS SRM Copper Bias, 2002 to 2008	163
Figure 11.7	Average SGS SRM Molybdenum Bias, 2002 to 2008	164
Figure 11.8	SRM #27 Charts – Gold Original and Final	165
Figure 11.9	SRM #27 Charts – Copper Original and Final	165
Figure 11.10	SRM #27 Charts – Molybdenum Original and Final	166
Figure 11.11	SRM #33 Charts – Gold Original and Final	166
Figure 11.12	SRM #33 Charts – Copper Original and Final	167
Figure 11.13	SRM #33 Charts – Molybdenum Original and Final	167
Figure 11.14	SRM CGS-1 Chart – Au ppm FAE303	177
Figure 11.15	SRM CGS-1 Chart – Cu ppm AAS21R	177
Figure 11.16	SRM CGS-2 Chart – Au ppb FAE303	177
Figure 11.17	Field Blank Chart – Au ppm FAE303	177
Figure 13.1	Comparison of Entrée Cleaner Results with the Set of Hugo Cleaner Test Results	189

Figure 14.1	Comparison of Copper Estimates in the 2% Cu Domain with Decreasing RL – QG (QG_CU2) vs. AMEC (AMEC_CU2)	192
Figure 14.2	Comparison of Gold Estimates in the 2% Cu Domain with Decreasing RL – QG (QG_CU2) vs. AMEC (AMEC_CU2)	192
Figure 14.3	Hugo North Copper Grade Shells	195
Figure 14.4	North Gold Grade Shells	196
Figure 14.5	Comparison of Kriged and Nearest Neighbour Copper Estimates with Increasing Depth – Cu Quartz-Vein Domain	206
Figure 14.6	Comparison of Kriged and Nearest Neighbour Copper Estimates with Increasing Northing – Cu Quartz-vein Domain	206
Figure 14.7	Comparison of Kriged and Nearest Neighbour Gold Estimates with Increasing Depth – Au Main + 1 g/t Domains	206
Figure 14.8	Comparison of Kriged and Nearest Neighbour Gold Estimates with Increasing Northing – Au Main + 1 g/t Domains	207
Figure 14.9	Plan View of Heruga Structural Domains	211
Figure 14.10	Heruga Copper Grade Shell	212
Figure 14.11	Heruga Gold Grade Shells	213
Figure 14.12	Heruga Molybdenum Grade Shells	214
Figure 14.13	Copper Boxplots	226
Figure 14.14	Gold Swath Plots	227
Figure 14.15	Copper Swath Plots	228
Figure 14.16	Molybdenum Swath Plots	229
Figure 14.17	Total Inferred Resource Tonnes by Distance in Heruga	230
Figure 15.1	IDOP Reserve Case Mining Areas	233
Figure 15.2	Hugo North Lift 1 Block Cave Plan	234
Figure 16.1	Geology in the Vicinity of Hugo North Orebody (SRK 2009)	243
Figure 16.2	RL 200 Plan of the Hugo North Deposit with Major Structures Highlighted	246
Figure 16.3	Isometric View (looking north-east) showing Amount of Faulting Logged from Core (SRK 2009)	247
Figure 16.4	Localized Fractured Zone (left) and Large-Scale Fault Zone (right) from Drillhole EGD 104A (depth 1,330 m and 1,503 m)	247
Figure 16.5	Slickensided but Undulating Joint and Rough Stepped Joint Surface Drillhole EGD 119, Approximately 1,030 mRL	248
Figure 16.6	Stereonets of Poles from QMD Domain Showing Comparison of Joint Sets (SRK 2009)	249
Figure 16.7	Stereonets of Poles from BiGD Main Domain Showing Under-represented Southerly Dipping Joint Sets in Oriented Core Data	250
Figure 16.8	Average UCS Values for all Lithologies for 2004 (UCS Uncorrected) and 2007 (UCS50)	251
Figure 16.9	RMR and MRMR Values for Major Rock Types, Caving Periods, and Resultant Hydraulic Radius	255
Figure 16.10	Cavability Assessment Using Laubscher’s 1990 and 2000 Stability Graphs	256
Figure 16.11	Definition of Subsidence Zone (after MMT – Permission from Rio Tinto)	257
Figure 16.12	Subsidence Modelling Compared to “Simple” Geological Interpretation	258

Figure 16.13	Plan View Illustrating 3DEC Model with Simplified Faults (Itasca 2009)	259
Figure 16.14	Subsidence Zone Based on 3DEC Modelling (Itasca 2009)	259
Figure 16.15	Original Cave Initiation Point and Direction of Advance. As Mentioned, Because of New Structural Information the Initiation Point can Change to the West	265
Figure 16.16	Block Cave Isometric	279
Figure 16.17	Drawpoint Development	283
Figure 16.18	Cave Area – Plan View	284
Figure 16.19	Cave Area – Cross-Section (Looking North)	285
Figure 16.20	Extraction Level Activities	286
Figure 16.21	Annual Drawpoint Opening and Closure Schedules	289
Figure 16.22	Projected Subsidence Area	290
Figure 16.23	Vulcan Layout Isometric	296
Figure 16.24	Shaft Farm Surface Layout	297
Figure 16.25	Undercut Level	300
Figure 16.26	Undercutting Sequence	302
Figure 16.27	Undercut Drilling Pattern	303
Figure 16.28	Extraction Level	303
Figure 16.29	Typical Drawpoint Drift	305
Figure 16.30	Raise Configuration	305
Figure 16.31	Haulage Level	306
Figure 16.32	Ventilation Level	307
Figure 16.33	Development Quantity Schedule (metres)	310
Figure 16.34	Underground Personnel Requirements	313
Figure 16.35	Total Open Pit Material Movement Including Stockpile Reclaim	319
Figure 16.36	Total Underground Material Movement	320
Figure 16.37	Life-of-Mine Mill Hours	321
Figure 16.38	Ore Processing and Grade by Ore Type	322
Figure 16.39	Concentrate Production by Ore Type	322
Figure 16.40	IDOP Reserve Case Copper Production	326
Figure 16.41	IDOP Reserve Case Gold Production	326
Figure 16.42	Total Silver Recovery	327
Figure 17.1	Overall IDP05 Comminution Testwork Plan	333
Figure 17.2	Cumulative Frequency Distribution of SPI Values Over the Southwest, Central and Hugo Deposits (2003 to 2005 Testwork Program)	334
Figure 17.3	Cumulative Frequency Distribution of BWI Values Over the Southwest, Central and Hugo Deposits (2003 to 2005 Testwork Program)	335
Figure 17.4	IDP05 Grinding Circuit for Oyu Tolgoi Project	335
Figure 17.5	IDOP Grinding Circuit Flow Sheet	337
Figure 17.6	IDOP Flow Sheet	340
Figure 17.7	IDOP 2010 Equipment Requirements Based on MP01	342
Figure 17.8	Design Sector Locations	349
Figure 17.9	Typical Dry Section – General	350

Figure 17.10	Typical Dry Section – Centre Dam	350
Figure 17.11	Typical Wet Section	351
Figure 17.12	Typical Reclaim Section	351
Figure 17.13	TSF Construction Schedule	353
Figure 17.14	Oyu Tolgoi – Simplified Process Flow Sheet	365
Figure 22.1	Copper Production – Reserve Case	393
Figure 22.2	Gold Production – Reserve Case	394
Figure 22.3	Processing by Source – Reserve Case	394
Figure 22.4	Reserve Case Entrée Cumulative Cash Flow – After Financing (Undiscounted)	397
Figure 22.5	Entrée After Tax NPV8 $M Sensitivity to Au and Cu Price	399
Figure 24.1	Organization Chart for Overall OT LLC Management	403
Figure 26.1	IDP10 Processing by Source – Life of Mine (Sensitivity)	426
Figure 26.2	Hugo North Lift 1 & 2	427
Figure 26.3	Isometric View of Hugo North Lift 1 & 2	427

Units of Measure and Abbreviation

Above mean sea level	masl
Annum (year)	a
Centimetre	cm
Cubic centimetre	cm3
Cubic metre	m3
Day	d
Days per week	d/wk
Degrees Celsius	°C
Dry metric ton	dmt
Gram	g
Grams per tonne	g/t
Greater than	>
Hectare (10 000 m2)	zha
Hour	h (not hr)
Kilogram	kg
Kilograms per cubic metre	kg/m3
Kilograms per tonne	kg/t
Kilometre	km
Kilometre per hour	km/h
Kilometre squared	km2
Less than	<
Litre	L
Metre	m
M above sea level	masl
Metric ton (tonne)	t
Micrometre (micron)	µm
Milligram	mg
Millimetre	mm
Million	M
Million tonnes	Mt
Minute (plane angle)	'
Ounce	oz
Parts per billion	ppb
Parts per million	ppm
Percent	%
Pound(s)	lb
Second (plane angle)	"
Specific gravity	SG
Square centimetre	cm2
Square kilometre	km2
Square metre	m2
Thousand tonnes	kt
Tonne (1000 kg)	t
Tonnes per annum	t/a
Tonnes per cubic metre	t/m3
Tonnes per day	t/d

1	SUMMARY

1.1	Project Overview

This report is titled the Technical Report 2012 on the Lookout Hill Property (LHTR12). The report describes Entrée Gold Inc’s (Entrée) 75,106 ha Lookout Hill Property (Lookout Hill) in Mongolia which includes two mining licences (Shivee Tolgoi Mining Licence (ML) and Javhlant ML). Lookout Hill completely surrounds the 8,490 ha Oyu Tolgoi Project and hosts the Hugo North Extension of the Hugo Dummett copper-gold deposit and the Heruga copper-gold-molybdenum deposit. These deposits are located within an area subject to a joint venture between Entrée and Oyu Tolgoi LLC, (OT LLC). OT LLC is owned 66% by Ivanhoe Mines Ltd. (Ivanhoe) and 34% by the Government of Mongolia (GOM).

LHTR12 is based on the IDOP Technical Report released by Ivanhoe in March 2012. The IDOP Technical Report is based on the technical, production and cost information contained in the OT LLC study titled Integrated Development and Operations Plan (IDOP). IDOP was completed by the Rio Tinto PLC (Rio Tinto) appointed management of OT LLC in March 2011 as the basis for the proposed Project financing.

The LHTR12 analyses a Mineral Reserve case only (IDOP Reserve Case) and is based on a pre-feasibility quality level study complying with the Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects (NI 43-101), although some parts of the Project are further advanced and are at feasibility level. The work of the IDOP Technical Report meets the standards of US Industry Guide 7 requirements for reporting Reserves. The underground Mineral Reserves for the Hugo North deposit, including Entrée’s Hugo North Extension deposit were restated in the IDOP Technical Report. Calculation of the underground Mineral Reserve by OT LLC resulted in a rounding up of the Hugo North Lift 1 tonnage on the Oyu Tolgoi licence by 1 Mt to 411 Mt and on the Entree-OT LLC Joint Venture licence the same tonnage but increased grades.The Probable Reserve for Hugo North Extension totals 27 Mt grading 1.91% copper and 0.74 g/t gold. Entrée holds a 20% carried interest to production in this Mineral Reserve through its joint venture with OT LLC.

LHTR12 was prepared by the Qualified Persons (QPs), as noted on the title and signature pages of LHTR12 and was managed by AMC Consultants Pty Ltd (AMC).

The ownership of the Shivee Tolgoi and Javhlant licences which comprise Lookout Hill is divided between Entrée and the Entrée-OT LLC Joint Venture as described below and in Figure 1.1:

•
The Entrée-OT LLC Joint Venture beneficially holds 39,807 ha consisting of the eastern portion of Shivee Tolgoi and all of Javhlant (Joint Venture Property) and is governed by a joint venture agreement between Entrée and OT LLC. The Joint Venture Property is contiguous with, and on three sides (to the north, east, and south) surrounds the Project. The Joint Venture Property hosts the Hugo North Extension deposit and the Heruga deposit. OT LLC is the project manager.

•
The portion of Lookout Hill outside of the Joint Venture Property (Lookout Hill West) covers an area of 35,173 ha and includes the western portion of Shivee Tolgoi ML (Shivee West)  that  is not subject to the Entrée-OT LLC Joint Venture. Lookout Hill West previously included the Togoot licence that was reduced in size and converted to a mining licence in June 2010 to hold on to the coal assets. Entrée has since sold Togoot to a private Mongolian group.

Oyu Tolgoi is located in the Southern Gobi region of Mongolia. It consists of a series of deposits containing copper, gold, silver, and molybdenum, being developed by OT LLC. The deposits stretch over 12 km, from the Hugo Dummett North deposit in the north through the adjacent Hugo Dummett South deposit, down to the Southern Oyu deposit and extending to the Heruga deposit in the south (Figure 1.2) Hugo Dummett North extends onto the Shivee Tolgoi ML, where it is known as the Hugo North Extension; the Heruga copper-gold-molybdenum deposit is within the Javhlant ML but extends north across the licence boundary towards the Southwest Deposit on the Oyu Tolgoi licence. The Oyu Tolgoi South (OTS) open pit and Hugo North underground deposits (including Hugo North Extension) are currently under development by OT LLC with initial open pit production expected in the third quarter 2012 and the first commercial production in the first half 2013.

In October 2004, Entrée entered into an arm’s-length Equity Participation and Earn-In Agreement (the "Earn-In Agreement") with Ivanhoe. Under the Earn-In Agreement, Ivanhoe agreed to purchase equity securities of Entrée, and was granted the right to earn an interest in the Joint Venture Property. Most of Ivanhoe’ rights and obligations under the Earn-In Agreement were subsequently assigned by Ivanhoe to what was then its wholly-owned subsidiary, OT LLC (formerly Ivanhoe Mines Mongolia Inc. XXK). The GOM subsequently acquired a 34% interest in OT LLC, which is also the title holder of the Oyu Tolgoi copper-gold project. On 30 June, 2008, OT LLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration on the Joint Venture Property and Entrée and OT LLC formed the Entrée-OT LLC Joint Venture on terms annexed to the Earn-In Agreement.

Figure 1.1	Lookout Property - Land Tenure

Figure 1.2	Idealized Profile of Southern Oyu, Hugo Dummett and Heruga deposits (Section Looking West)

1.2	Property Location and Regional Geology

Lookout Hill is located in the Aimag (Province) of Omnogovi in the south Gobi region of Mongolia, about 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China. It comprises two MLs (Shivee Tolgoi and Javhlant), which cover a total of approximately 75,106 ha and completely surrounds the Oyu Tolgoi Project. Lookout Hill is divided into two contiguous Properties: the Entrée-OT LLC Joint Venture Property and Lookout Hill West.

Until late 2011, Entrée held a 100% interest in the Togoot mining licence, which was issued by the Mineral Resources Authority of Mongolia on 24 June 2010. Three coal targets have been discovered on Togoot since 2008: Nomkhon Borh, Coking Flats, and Khar Suul. The company has since sold the Togoot mining licence to a private Mongolian company.

Lookout Hill lies within the Palaeozoic Gurvansayhan Terrane in southern Mongolia, a component of the Altaid orogenic collage, which is a continental-scale belt dominated by compressional tectonic forces. The Gurvansayhan Terrane consists of highly-deformed accretionary complexes and oceanic island arc assemblages. The island arc terrane is dominated by basaltic volcanics and intercalated volcanogenic sedimentary rocks (Upper Devonian Alagbayan Formation), intruded by pluton-sized, hornblende-bearing granitoids of mainly quartz monzodiorite to possibly granitic composition. Carboniferous-age sedimentary rocks (Sainshandhudag Formation) overlie this assemblage.

Major structures in this area include the Gobi–Tien Shan sinistral strike-slip fault system, which splits eastward into a number of splays, and the Gobi–Altai Fault system, which forms a complex zone of sedimentary basins overthrust by basement blocks to the north and north-west.

1.3	Entrée-OT LLC Joint Venture Property

1.3.1	OT LLC - Integrated Development and Operations Plan

OT LLC has prepared a study titled IDOP which updates the previous Oyu Tolgoi Integrated Development Plan 2010 (IDP10). IDOP updates the current path of development for the initial phases of the Oyu Tolgoi group of deposits (Southern Oyu Pits and Hugo North Undeground Lift 1).

The results of IDOP are published in a technical report titled IDOP Technical Report by Ivanhoe in March 2012 and included work on the Entrée-OT LLC Joint Venture Property. The QPs responsible for the Ivanhoe Technical Report are the same QPs responsible for the reporting of the results of the study work on Entrée-OT LLC Joint Venture.

The IDOP Technical Report analyses a Mineral Reserve case only (IDOP Reserve Case) and is based on a pre-feasibility quality level study complying with NI 43-101, although some parts of the Project are further advanced and are at feasibility level. The work of the IDOP Technical Report meets the standards of US Industry Guide 7 requirements for reporting Reserves.

IDOP uses the same Mineral Resources as estimated for the previous study IDP10 and the Mineral Reserves of IDOP are very similar to those of IDP10. IDOP includes resources from the Oyu Tolgoi deposit (wholly owned by OT LLC) and Entrée-OT LLC Joint Venture Property. Although the overall strategy for the development of Oyu Tolgoi remains the same in IDOP as it did in IDP10 and the Ivanhoe study Integrated Development Plan 2005 (IDP05), there have been changes to several key areas which are addressed in this project update. Changes to date include:

•	Updated open pit designs on Southern Oyu Tolgoi and commencement of open pit mining.

•	Revised start date for first ore production from third quarter 2013 to third quarter 2012.

•	Revision of production schedule to account for changed timing of the underground and plant expansion.

On 6 October 2009, Ivanhoe, OT LLC and Rio Tinto International Holdings Limited signed an Investment Agreement (IA) with the GOM. The Investment Agreement regulates the relationship between these parties and stabilizes the long term tax, legal, fiscal, regulatory, and operating environment to support the development of the Oyu Tolgoi Project. The GOM (through Erdenes Oyu Tolgoi LLC) subsequently acquired from Ivanhoe a 34% interest in OT LLC. The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée-OT LLC Joint Venture.  The long term IA stabilizes the fiscal regime for the Project. OT LLC is undertaking a comprehensive implementation review following a binding IA in order to develop a final project schedule and budget.

The IDOP Reserve Case includes resources from the Oyu Tolgoi deposit (wholly owned by OT LLC) and Entrée-OT LLC Joint Venture licence areas.

Oyu Tolgoi has a large Mineral Resource providing management with flexibility in studying alternative paths for mine development to match future economic conditions.

Five deposits have been identified in the Mineral Resource at Oyu Tolgoi. They are Southwest and Central, Hugo South, Hugo North, and Heruga. Southwest and Central comprise the Southern Oyu. Hugo South, and Hugo North (including Hugo North Extension) comprise the Hugo Dummett deposit. For mine planning purposes, the nine open pit stages at Southern Oyu and one block cave at Hugo North have been identified for the mineral reserve. In addition to these, long term mine planning has identified potential for another block cave lift at Hugo North, open pit or block caving at Hugo South and two block caving scenarios at Heruga. The mine planning work in IDP05 and confirmed in IDOP suggests the following relative ranking for overall return from each deposit, from highest value to lowest:

•	Hugo North

•	Southwest

•	Central

•	Hugo South

•	Heruga

The IDOP Reserve Case assumes processing of 1.4 bt of ore over a 27 year period, mined from the Southern Oyu open pit and the first lift in the Hugo North underground block cave. The Entrée-OT LLC Joint Venture Mineral Reserve is 27 Mt within the 1.4 bt. The mining areas included in the IDOP Reserve Case are shown schematically in Figure 1.3.  The location of the Entrée-OT LLC Joint Venture Mineral Reserve relative to the OT LLC part of the Hugo North Lift 1 block cave is shown in Figure 1.4

Throughout this Report, measurements are in metric units and currency in United States dollars unless otherwise stated.

Figure 1.3	IDOP Reserve Case Mining Areas

Figure 1.4	Hugo North Lift 1 Block Cave

The predominant source of ore at start up is the Southern Oyu Open Pit. In parallel to this surface construction, underground infrastructure and mine development is ongoing for the Hugo North underground block cave deposit. Stockpiling allows the higher grade ore from Hugo North to gradually displace the open pit ore as the underground production ramps up to reach 85 ktpd.

The ore is planned to be processed through conventional crushing, grinding and flotation circuits. The concentrate produced will be trucked to smelters in China.

Oyu Tolgoi is a remote greenfields project and therefore requires extensive infrastructure to be constructed in addition to the concentrating facilities. The major initial infrastructure elements include:

•	Water Borefields

•	Water Treatment

•	Housing

•	Airstrip

•	Supporting Facilities

•	Railroads

•	Power

1.3.2	Exploration

In 2010, surface work comprising deep penetrating proprietary IP surveying and drilling was completed on both licences comprising the Joint Venture Property.

On the Shivee Tolgoi ML in 2010, IP surveying was extended north to cover the Ulaan Khud prospect located approximately seven km northwards of the Hugo North Extension deposit.  Previous shallow drilling in this area outlined a low grade copper occurrence in a geological setting similar to that of the Oyu Tolgoi mineralization.  North of the Hugo North Extension, four deep core holes totalling 6,601 m were completed  along the projected extension of the Oyu Tolgoi Trend between Hugo North Extension deposit and Ulaan Khud, and further north near the new airport. A fifth hole, started in 2010 and completed in 2011, was drilled 650 m north from Hugo North Extension.  None of these holes were successful at reaching the planned target.  Condemnation drilling (two 200 m RC holes) was also completed over the International Airport Area at the north boundary of Shivee Tolgoi.

During 2011, a total of 7,660 metres of drilling was completed on Shivee Tolgoi in three sections located 350 metres, 800 metres and 2.4 kilometres north of the Hugo North Extension Deposit. On the two southern sections, most holes failed to intersect significant mineralization or only intersected narrow slivers of weakly-mineralized host rocks below 2,000 metres. The drilling showed that if there is a northern extension of the Hugo North Extension Deposit it would be down-dropped by faulting to depths greater than 2,000 metres. On the section 2.4 kilometres to the north of Hugo North Extension, only hornfelsed carboniferous rocks were intersected, despite drilling to 1,450 metres.

During 2011, 10 geotechnical holes were completed to test the geotechnical character of Lift 1 at Hugo North and to test the area of a planned shaft to the west of Hugo North Extension.

On the Javhlant ML in early 2010, two core holes were completed on Heruga Southwest, located approximately 5 km southwest of the Heruga orebody.  EJD0035A intersected 56 m grading 0.6 % Cu at a depth of approximately 1400 m in Devonian-aged volcanics.  The second hole entered a younger Carboniferous-aged intrusion before intersecting mineralization.

In 2011, approximately 7228 metres of drilling was completed on Javhlant. Two existing holes were deepened on the Heruga Deposit but did not intersect significant mineralization. An additional hole (EJD0038) tested the Heruga Southwest target previously tested by EJD0035A. Within a 220-metre-thick, weakly-mineralized zone, the best assay interval was four metres of 0.11 g/t of gold and 1.05% copper at 2,110 - 2,114 metres. Six other holes tested various IP/gravity and geological targets but did not locate significant mineralization.

1.3.3	Sampling, Analysis and Security

Split core samples are prepared for analysis at the on-site sample preparation facility operated by SGS Mongolia. The prepared pulps are then shipped by air under the custody of OT LLC to Ulaanbaatar, where they are assayed at a laboratory (lab) facility operated by SGS Mongolia.

The quality control samples comprise one duplicate split core sample, one uncrushed field blank, a reject or pulp preparation duplicate, and one or two standard reference material (SRM) samples (one <2% Cu and one >2% Cu if higher-grade mineralization is present based on visual estimates). These were generally small and not consistent and therefore considered acceptable. Quantitative Geoscience Pty Ltd (QG) prepared the Mineral Resource estimates. QG is of the opinion that OT LLC’s current sample preparation, analytical and QA/QC procedures and the sample security measures in place are strictly followed and adhere to industry standards and that the drill samples are acceptable for resource estimation purposes.

1.3.4	Mineral Resources

The Hugo North Extension Mineral Resource inventory, cut at the adjacent project boundary, is based on drilling as of 1 November 2006 and reported as of the Resource Effective Date of 20 February 2007. The Mineral Resources above 0.6% copper equivalent as shown in Table 1.1 and include material that is classified as an Indicated and Inferred Mineral Resources. The base case CuEq cut-off grade assumptions for each deposit were determined using operating cost estimates from similar deposits. For consistency with previous Mineral Resource disclosures on the Lookout Hill Property, the equivalent grade was calculated using assumed metal prices of US$1.35/lb for copper and US$650/oz for gold, and assuming gold recovery is 91% of copper recovery.  For convenience the formula is:

CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.

The metal price assumptions and the adjustment for metallurgical recovery used for calculating CuEq for the Hugo North Mineral Resources stated in this report have been changed from previous reports to reflect current market conditions and technical understanding. The copper to gold metal price ratio and recovery ratio used have resulted in no change in the calculated CuEq values as stated for the 20 February 2007 Mineral Resources.

Table 1.1	Entrée-OT LLC Joint Venture Mineral Resources (0.6% CuEq cut-off), based on Technical Report March 2010

	Tonnage (Mt)	Copper (%)	Gold (g/t)	CuEq (%)	Contained Metal
Deposit					Copper (000 lb)	Gold (oz)	CuEq (000 lb)
Hugo North Extension Deposit
Indicated Shivee Tolgoi (Hugo North)	117.0	1.80	0.61	2.19	4,640,000	2,290,000	5,650,000
Inferred Shivee Tolgoi (Hugo North)	95.5	1.15	0.31	1.35	2,420,000	950,000	2,840,000
Heruga deposit
Inferred Heruga Javhlant	910.0	0.48	0.49	0.87	9,570,000	14,300,000	17,390,000

Notes:

•
Copper Equivalent (CuEq) has been calculated using assumed metal prices of US$1.35/lb for copper, US$650/oz for gold, and US$10.50 for molybdenum. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.

•	The contained copper, gold, copper, and molybdenum in the tables has not been adjusted for metallurgical recovery.

•	The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

•	The Mineral Reserves are not additive to the Mineral Resources.

•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

•
The Entrée–OT LLC Joint Venture includes a portion of the Shivee Tolgoi licence and the Javhlant licence. Both the Javhlant licence and the eastern portion of the Shivee Tolgoi licence are held in trust for the Entrée-OT LLC Joint Venture by Entrée. The Joint Venture Property is operated by OT LLC. OT LLC has an 80% and Entrée has a 20% beneficial ownership interest in the Joint Venture Property.

1.3.4.1	Hugo North Extension

The Hugo North Extension Mineral Resource remains material to the property and was reviewed independently for Entrée by Quantitative Group (QG) in 2008. The Mineral Resource estimate was produced for the Hugo North Extension in 2007 in conformance with NI 43-101. The Mineral Resource estimate reported in a Technical Report as defined in NI 43–101, “Lookout Hill Project, Mongolia, NI 43-101 Technical Report with an Effective Date 29 March, 2007” (Technical Report 2007). In 2008 QG thoroughly reviewed and independently reproduced this estimate and consider the 2007 estimate is in conformance to NI 43-101. Scott Jackson of QG is acting as QP for the Hugo North Extension estimate.

The Hugo North Extension deposit within the Joint Venture Property contains copper-gold porphyry-style mineralization associated with quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks.

The high-grade zone at Hugo North Extension comprises relatively coarse bornite impregnating quartz and disseminated in wall rocks of varying composition, usually intergrown with subordinate chalcopyrite. Bornite is dominant in the highest-grade parts of the deposit (with these zones averaging around 3% to 5% Cu) and is zoned outward to chalcopyrite (to zones averaging around 2% Cu for the high-grade chalcopyrite dominant mineralization).

Geological models were constructed by OT LLC using lithological and structural interpretations completed in late 2006. QG checked the lithological and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed.

Resource estimates were undertaken using MineSight® commercial mine planning software. Industry-accepted methods were used to create interpolation domains based on mineralized geology, and grade estimation based on ordinary kriging. The assays were composited into 5 m down hole composites; block sizes were 20 m x 20 m x 15 m.

The Mineral Resources were classified using logic consistent with the CIM definitions required by NI 43-101. Inspection of the model and drillhole data on plans and sections showed geological and grade continuity. When taken together with spatial statistical evaluation and investigation of confidence limits in predicting planned annual production, blocks were assigned as Indicated Resources if they fell within the current drillhole spacing, which is on 125 m x 70 m centres. Blocks were assigned to the Inferred Resource category if they fell within 150 m of a drillhole composite.

The mineralization within the Hugo North Extension deposit as of 20 February 2007 is classified as Indicated and Inferred Mineral Resource. The Hugo North Extension Mineral Resources are shown in Table 1.2, and are reported at copper equivalent cut-off grades of above 0.6%. Mineral Resources are not Mineral Reserves until they have demonstrated economic viability based on a feasibility study or pre-feasibility study.

Table 1.2	Hugo North Extension Mineral Resources (0.6% CuEq Cut-off); Effective Date 20 February, 2007

	Tonnage (Mt)	Cu (%)	Au (g/t)	CuEq (%)	Contained Metal
Category					Cu (‘000 lb)	Au (oz)	CuEq ('000 lb)
Indicated	117.0	1.80	0.61	2.19	4,640,000	2,290,000	5,650,000
Inferred	95.5	1.15	0.31	1.35	2,420,000	950,000	2,840,000

Notes:

•	Based on drilling completed to 01 November 2006.

•
Copper Equivalent (CuEq) has been calculated using assumed metal prices of US$1.35/lb for copper, US$650/oz for gold, and US$10.50 for molybdenum. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.

•	The contained copper, gold, copper and molybdenum in the tables have not been adjusted for metallurgical recovery.

•	The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

•	The Mineral Reserves are not additive to the Mineral Resources.

•	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

•
The Entrée–OT LLC Joint Venture Property includes a portion of the Shivee Tolgoi licence and the Javhlant licence. Both the Javhlant licence and the eastern portion of the Shivee Tolgoi licence are held in trust for the Entrée-OT LLC Joint Venture by Entrée. The Joint Venture Property is operated by OT LLC. OT LLC has an 80% and Entrée has a 20% beneficial ownership interest in the Joint Venture Property.

1.3.4.2	Heruga

The Heruga Mineral Resource estimate has not been updated since Entrée's previous Technical Report (March 2010). This estimate was in conformance with NI 43-101. The Mineral Resource estimate was prepared under the supervision of Scott Jackson QG in Perth.

The Heruga deposit within the Joint Venture Property contains copper–gold-molybdenum porphyry style mineralization hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks. Internally, these blocks appear relatively undeformed, and consist of south-east-dipping volcanic and volcaniclastic sequences. The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization. The deposit is shallowest at the south end (approximately 500 m below surface) and plunges gently to the north.

QG reviewed OT LLC’s quality assurance/quality control (QA/QC) procedures in 2008 and 2009 and found them to be followed and to exceed industry standards.

The database used to estimate the Mineral Resources for the Heruga deposit consists of samples and geological information from 43 drillholes, including daughter holes, totalling 58,276 m.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels. Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized quartz monzodiorite.  Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

Copper sulphides occur at Heruga in both disseminations and veins/fractures. Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett deposits.

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga. In addition, there is significant (100 ppm to 1,000 ppm) molybdenum mineralization in the form of molybdenite.

The Mineral Resource estimate for the Heruga deposit was prepared by Stephen Torr of Ivanhoe under the supervision of QG. A close-off date of 31 May 2009 for survey (collar and down hole) data was utilized for constructing the geological domains.

OT LLC created three dimensional shapes (wireframes) of the major geological features of the Heruga deposit. To assist in the estimation of grades in the model, OT LLC also manually created three-dimensional grade shells (wireframes) for each of the metals to be estimated. Construction of the grade shells took into account prominent lithological and structural features, in particular the four major subvertical post-mineralisation faults. For copper, a single grade shell at a threshold of 0.3% Cu was used. For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t. For molybdenum, a single shell at a threshold of 100 ppm was constructed. These grade shells took into account known gross geological controls in addition to broadly adhering to the above mentioned thresholds.

QG checked the structural, lithological and mineralized shapes to ensure consistency in the interpretation on section and plan. The wireframes were considered to be properly constructed and honoured the drill data.

Resource estimates were undertaken by OT LLC using Datamine® commercial mine planning software. The methodology was very similar to that used to estimate the Hugo North deposit. Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging. Bulk density was interpolated using an inverse distance to the third power methodology. The assays were composited into 5 m down hole composites; block sizes were 20 m x 20 m x 15 m.

As an independent check, QG also built a model from scratch using the same wireframes and drill data used in the OT LLC model. Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters. QG compared the two estimates and consider that they agree well within acceptable limits thus adding additional support to the estimate by OT LLC.

The Mineral Resources for Heruga were classified using logic consistent with the CIM definitions required by NI 43-101. Blocks within 150 m of a drillhole were initially considered to be Inferred. A three-dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 m.

The Mineral Resources estimated within the Heruga deposit as of 30 March 2010 are classified as Inferred, shown in Table 1.3, and are reported at a copper equivalent cut-off grade of 0.6%.

Table 1.3	Inferred Mineral Resource Inventory, Heruga Depost, 30 March 2010

Cut-off (CuEq%)	Tonnage (‘000 t)	Cu (%)	Au (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
						Cu (‘000 lb)	Au (‘000 oz)	CuEq (‘000 lb)
>1.50	30,000	0.57	1.86	124	1.83	360,000	2,000	1,150,000
>1.25	70,000	0.56	1.45	118	1.55	840,000	3,000	2,340,000
>1.00	190,000	0.57	0.96	155	1.26	2,370,000	6,000	5,260,000
>0.90	290,000	0.56	0.80	160	1.15	3,610,000	8,000	7,450,000
>0.80	450,000	0.54	0.66	160	1.05	5,310,000	10,000	10,320,000
>0.70	660,000	0.51	0.56	151	0.95	7,390,000	12,000	13,780,000
>0.60	910,000	0.48	0.49	141	0.87	9,570,000	14,000	17,390,000
>0.50	1,210,000	0.44	0.44	130	0.79	11,780,000	17,000	21,060,000
>0.40	1,670,000	0.39	0.38	115	0.69	14,430,000	20,000	25,540,000
>0.30	2,180,000	0.35	0.33	102	0.61	16,730,000	23,000	29,470,000

Notes:

•	Based on drilling completed as of 21 June 2009.

•	Table shows only the part of the Resource on the Entrée-OT LLC Joint Venture Javhlant licence.

•
Copper Equivalent (CuEq) has been calculated using assumed metal prices of US$1.35/lb for copper, US$650/oz for gold, and US$10 for molybdenum. The equivalence formula was calculated assuming that gold was 91% of copper recovery. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.

•	The contained copper, gold, copper and molybdenum in the CuEq calculation have not been adjusted for metallurgical recovery.

•	The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

1.3.5	Entrée-OT LLC Joint Venture Property - Mineral Reserve

The Joint Venture Property Mineral Reserve is contained within the Hugo North Block Cave Lift 1. The mine design work on Hugo North Lift 1 was prepared by Stantec for IDP10 was used as the basis for the 2010 Hugo North Mineral Reserve. This work was reviewed by OT LLC and accepted as the basis for the underground mine planning in IDOP. AMC agrees with this conclusion and has reported the results for the March 2012 Hugo North Mineral Reserve estimate in LHTR12 The Entrée-OT LLC Joint Venture Property Mineral Reserve will be mined as part of the Oyu Tolgoi Project and as such is a subset of the total Oyu Tolgoi Mineral Reserves reported in the Ivanhoe IDOP Technical Report. The description of the Mineral Reserves in LHTR12 should be read in conjunction with the IDOP Technical Report. The Mineral Reserves are based on mine planning work prepared by OT LLC as presented in IDOP. This work was reviewed and has been used as the basis for reporting the current Mineral Reserves.

Mineral Reserves were first reported in the IDP10 Technical Report June 2010. LHTR12 Mineral Reserves is shown in Table 1.4.  A reconciliation of the IDP10 and LHTR12 Mineral Reserves is shown in. Calculation of the underground Mineral Reserve by OT LLC resulted in a rounding up of the Hugo North Lift 1 tonnage on the Oyu Tolgoi licence by 1 Mt to 411 Mt and on the Entrée-OT LLC Joint Venture Shivee Tolgoilicence the same tonnage but increased grades.

LHTR12 only considers Mineral Resources in the Indicated category, and engineering that has been carried out to a pre-feasibility level or better to state the underground Mineral Reserve. There is no Measured Resource in the Hugo North Mineral Resource. Copper and gold grades on Inferred Resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined using a net smelter return (NSR) cut-off of $20/t NSR, further mine planning will examine lower shut-offs. The Hugo North Mineral Reserve is on both the OT LLC Oyu Tolgoi licence and the Entrée-OT LLC Joint Venture Shivee Tolgoi licence.

Table 1.4	Entrée-OT LLC Joint Venture Mineral Reserve, 29 March 2012

Classification	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Copper (billion lb)	Gold (Moz)
Proven	–	–	–	–	–	–
Probable	27	79.40	1.91	0.74	1.0	0.5
Total Entrée-OT LLC Joint Venture	27	79.40	1.91	0.74	1.0	0.5

Notes:

•
Metal prices used for calculating the Hugo North Underground NSR are copper $1.80/lb, gold $750/oz, and silver $12.00/oz based on long term metal price forecasts at the beginning of the Mineral Reserve work. The analysis indicates that the Mineral Reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•
For the underground block cave, all material within the shell has been converted to Mineral Reserve this includes low grade Indicated material and Inferred material  assigned zero grade treated as dilution.

•	Only Measured Resources were used to report Proven Reserves and only Indicated Resources were used to report Probable Reserves.

•
The base case financial analysis has been prepared using current long term metal price estimates of copper $2.85/lb, gold $1200/oz, and silver $16.60/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

•	The Mineral Reserves are not additive to the Mineral Resources.

•
EJV is the Entrée Gold OT LLC Joint Venture. The Shivee Tolgoi and Javhlant licences are held by Entrée. The EJV Shivee Tolgoi  and EJV Javhlant Licences are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

Table 1.5	LHTR12 and IDP10 Probable Mineral Reserve Comparison

Estimate	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Copper (billion lb)	Gold (Moz)
IDP10	27	55.57	1.85	0.72	1.0	0.5
LHTR12	27	79.40	1.91	0.74	1.0	0.5
Difference	0	23.83	0.06	0.02	0.0	0.0

Notes:

•	IDP10 Mineral Reserves have the effiective date 11 May 2010.

•	LHTR12 Mineral Reserves have the effective date 29 March 2012.

•
Metal prices used for calculating the LHTR12 Hugo North Underground NSR are copper $1.80/lb, gold $750/oz, and silver $12.00/oz based on long term metal price forecasts at the beginning of the Mineral Reserve work.

•
Metal prices used for calculating the Hugo North Underground NSR are copper $1.50/lb, gold $640/oz, and silver $10.50/oz based on long term metal price forecasts at the beginning of the Mineral Reserve work.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•
For the underground block cave, all material within the shell has been converted to Mineral Reserve this includes low grade Indicated material and Inferred material assigned zero grade treated as dilution.

•	Only Measured Resources were used to report Proven Reserves and only Indicated Resources were used to report Probable Reserves.

•	The Mineral Reserves are not additive to the Mineral Resources.

•
EJV is the Entrée Gold OT LLC Joint Venture. The Shivee Tolgoi and Javhlant licences are held by Entrée. The EJV Shivee Tolgoi  and EJV Javhlant Licences are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

1.3.6	IDOP Reserve Case

A summary of the Entrée OT LLC Joint Venture Property production and financial results for the IDOP Reserve Case is shown in Table 1.6. The after tax Net Present Value (NPV) at 8% discount rate attributable to Entrée for the IDOP Reserve Case is $129 M.

Table 1.6	IDOP Summary Production and Financial Results

Description	Units	IDOP Reserve Case
Inventory		Mineral Reserve
Production Rate (after expansion)	Mt/a	58
Total Processed	bt	1.4
Entrée-OT LLC Joint Venture Property Results
Processed	Mt	27
NSR	/t	79.40
Cu Grade	%	1.91
Au Grade	g/t	0.74
Copper Recovered	billion lb	1.0
Gold Recovered	Moz	0.5
NPV (8%) After Tax (Entrée)	US$M	129

Notes:

•
Metal prices used for calculating the Hugo North Underground NSR are copper $1.80/lb, gold $750/oz, and silver $12.00/oz based on long term metal price forecasts at the beginning of the Mineral Reserve work. The analysis indicates that the Mineral Reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•
For the underground block cave, all material within the shell has been converted to Mineral Reserve this includes low grade Indicated material and Inferred material  assigned zero grade treated as dilution.

•	Only Measured Resources were used to report Proven Reserves and only Indicated Resources were used to report Probable Reserves.

•
The base case financial analysis has been prepared using current long term metal price estimates of copper $2.85/lb, gold $1200/oz, and silver $16.60/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

•	The Mineral Reserves are not additive to the Mineral Resources.

•
EJV is the Entrée –OT LLC Joint Venture. The Shivee Tolgoi and Javhlant licences are held by Entrée Gold. The EJV Shivee Tolgoi and EJV Javhlant Licences are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth. The Mineral Reserves are not additive to the Mineral Resources.

The Entrée-OT LLC Joint Venture and OT LLC copper and gold metal production and processing tonnages in the Reserve Case is shown in Figure 1.5 to Figure 1.7. The production shown is the total production is from the Entrée-OT LLC Joint Venture of which 20% is attributable to Entrée. Entrée have advised  that under the terms of the Entrée-OT LLC Joint Venture, OT LLC is responsible for 80% of all costs incurred on the JV property, including capital expenditures, and Entrée for the remaining 20%. Also under the terms of the Entrée-OT LLC Joint Venture, Entrée may be carried through to production, at its election, by debt financing from OT LLC with interest accruing at OT LLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée’s share of products. Such amounts will be applied first to payment of accrued interest and then to repayment of principal.

Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month. Therefore, Entrée will not be obliged to contribute cash  to the Entrée-OT LLC Joint Venture for its portion of operating and capital expenditures and will receive 10% of its share of cash flow from the Entrée-OT LLC Joint Venture until such time as any loans outstanding are repaid and 100% thereafter. Entrée’s cash flows from the Reserve Case are shown in Figure 1.8.

Figure 1.5	Copper Production – IDOP Reserve Case

Entrée-OT LLC Joint Venture (EJV) total production values are shown.

Figure 1.6	Gold Production – IDOP Reserve Case

Entrée-OT LLC Joint Venture (EJV) total production values are shown.

Figure 1.7	Processing by Source – IDOP Reserve Case

Entrée-OT LLC Joint Venture (EJV) total production values are shown.

Figure 1.8	Entrée Cumulative Cash Flow – IDOP Reserve Case (Undiscounted)

1.3.7	Entrée-OT LLC Joint Venture Future Work

Exploration and development of the Joint Venture Property is under the control of project operator OT LLC. The future work recommendations in IDOP although focussed on the OT project will be of benefit to Entrée as they will include examination of the Joint Venture Property.

1.3.8	Detailed Integrated Development and Operating Plan

The next phase in the project planning process by OT LLC on the Oyu Togoi Project is the preparation of a Detailed Integrated Development and Operating Plan (DIDOP) that builds on IDOP. The DIDOP will integrate a number of detailed capital expansion studies into an overall project report. The key additional work to be assessed in DIDOP includes: the Phase 2 project expansion, infrastructure, power supply, water permitting, concentrate marketing, the underground feasibility study and further work on mine closure and reclamation plan.

1.3.9	Phase 2 Project Expansion Plan

A detailed execution plan will be developed for Phase 2 that includes lessons learned and incorporates tools and advancements from the Phase 1 project execution.

OT LLC plans to undertake engineering studies of the concentrator expansion. The focus of the study will be the addition of a third grinding line and other requirements for the Phase 2 plant production.

1.3.10	Power Supply Determination

The supply of power has been recognized as being critical to the execution of the Project in the IA. OT LLC has been given the right to import power initially but must secure power from sources within Mongolia from the fourth year of operation.

Power is currently assumed in the IDOP Technical Report to be initially imported from Inner Mongolia and sourced from a power station constructed by OT LLC by the fourth year of operation in accordance with the terms of the IA.

OT LLC is currently considering a range of options to ensure a reliable and efficient power supply after Year 4. Central to their considerations are two options:

•
Option 1 – Build a coal-fired power plant (four 150 MW units) at Project site. A feasibility study and detailed drawings for power plant with three 150 МW units capacity have already been completed. This study will need to be re-worked to reflect the addition of another generator and auxiliaries.

•
Option 2 – Build a coal-fired power plant (four 150 MW units) at the Tavan Tolgoi project site and erect a double-circuit 220 kV transmission line to the Project site. With the power plant at his location, the feasibility study would need to address changes in capacity, water supply, and other design issues, as well the 140 km long 220 kV transmission line.

OT LLC’s preferred option is to pursue the accelerated construction of a power station at OT LLC with construction to commence as soon as all stakeholders agree. OT LLC intends to seek approval from the board for an accelerated program if government permits are approved.

Currently, there is no clear date for the issuing of those permits and the IDOP Technical Report remains with the assumption that capital is expended by OT LLC to bring a power station into production by the fourth year of operation.

OT LLC expect that the timing of power station construction would be finalised in the preparation of DIDOP.

1.3.11	Water Permit

The current estimate of average water demand for the concentrator expansion to 160 kt/d is 918 L/s, which is marginally above the rate of 870 L/s that has already been approved by the GOM.

OT LLC’s strategy is to obtain approval for increases to the currently approved water reserve ahead of any mine expansion plans. The objective of the study will be to assess the impact of the concentrator expansion on water demand and to determine the need for obtaining GOM approval for any substantial increase in the approved water demand from the Gunii Hooloi aquifer.

1.3.12	Concentrate Marketing

OT LLC has developed a marketing plan and currently includes consideration of the following factors:

•	Location value to customer compared to imported material landed at Chinese ports.

•	Precious metals recovery and payment.

•	Length of contract.

•	Percentage of off-take to smelters versus traders.

•	Percentage of tonnage on contract versus spot.

•	Percentage of feed for any one smelter.

•	Number of smelters for a given scale of operation.

•	Management of concentrate quality and volume during commissioning and ramp-up.

•	Alternate off-shore logistics and costs.

•	Delivery point and terms.

•	Packaging.

A detailed timeline has been developed for marketing, logistics, and contract-to-cash functions. Finalisation of the letters of intents and execution of contracts is planned to be completed in the near future.

1.3.13	Underground Feasibility Study

As part of DIDOP the underground study work is being brought to feasibility study level. The scope of work includes all activities from extraction to the shaft collars and will optimise the development and production of Hugo North Lift 1. OT LLC plans to finalise DIDOP in late 2012. OT LLC has reported that there could be a delay in production due to changes in ventilation design for the Hugo North Lift 1 block cave. Work to determine the impact of this issue is being carried out. Initial analysis by OT LLC suggests that the underground production could be delayed by around twelve months and that each month’s delay could have an NPV value of $50 M. A delay in production is less significant to Entrée than to OT LLC, becausemost of the ore in the Entrée-OT LLC Joint Venture Mineral Reserve is scheduled for production between years 10 and 18 the impact of a one year delay on the return to Entrée would be relatively small. A one year delay would reduce Entrée’s NPV8 by $10 M.

In addition, possible scope changes have been indicated including:

•	Additional development and excavation expenditures.

•	The addition of a shaft No 5.

•	An additional crew underground.

•	Increased operating cost due to design changes.

These investigations are planned to be incorporated into DIDOP to bring the underground to full feasibility stage and allow OT LLC to quantify potential costs and changes required to meet the Project schedule.

1.3.14	Socio-economic Aspects of Mine Closure Plan

The preliminary mine closure and reclamation plan includes provisions to ensure that adverse socio-economic impacts of mine closure are minimized and positive impacts are maximized. To this end, OT LLC has planned that allowances will be incorporated into the annual mine operations budget starting 10 years before mine closure to address the costs of:

•	Lost employment by the mine workforce.

•	Adverse effects on supply chain businesses and downstream businesses, affected communities, public services, and infrastructure.

•	Promoting ongoing sustainability among affected stakeholders and communities.

•	The details of additional socio-economic aspects of a conceptual mine closure plan have not yet been fully developed and are the subject of work to be done in the near future.

1.3.15	Infrastructure

As part of the preparation of DIDOP, work is continuing on further defining the ongoing infrastructure needs for the project. OT LLC has advised that they expect future additions to the project scope which may include:

•	Operations camp expansion

•	Border facilities upgrade

•	Concentrate bagging plant upgrade

•	Power substation expansions

•	Central maintenance complex

•	Central control room

•	Borefield expansion

•	Operations warehouse expansion

•	Core storage warehouse

There may be additions to scope beyond these items and all items and updated cost estimates will be included in DIDOP.

1.3.16	Entrée-OT LLC Joint Venture Potential for Further Development

IDP10 was published in June 2010 and was an update to the original IDP05, incorporating all aspects of the Oyu Tolgoi mining complex within the framework of a signed and effective Investment Agreement with the GOM. IDP10 presented two complementary development cases:

•
Reserve Case, based on Proven and Probable Mineral Reserves for initial phases of the Oyu Tolgoi group of deposits (Southern Oyu Pits and Hugo North Underground Lift 1, which includes the Hugo North Extension deposit)

•
Life of Mine (Sensitivity) Case, which considers the potential economic viability of additional deposits and mines at Oyu Tolgoi and adds a large base of Inferred Mineral Resources to the IDP10 Reserve Case.

Development of the additional Mineral Resources (the second lift of Hugo North, Hugo South and Heruga) will require separate decisions in the future based on then prevailing conditions and the development experience obtained from developing and operating the initial phases of the Oyu Tolgoi group of deposits. The IDP10 Life of Mine (Sensitivity) Case considers the potential economic viability of developing the deposits and the Heruga deposit. Accordingly, the Life of Mine (Sensitivity) Case is effectively a Preliminary Economic Assessment (PEA).

Under NI 43-101, a PEA that includes Inferred Mineral Resources may be disclosed after a feasibility study or pre-feasibility study that establishes Mineral Reserves have been completed, provided the disclosure describes the impact of the PEA on the results of the feasibility study or pre-feasibility study on the project. The development and initial production periods of both the IDP10 Reserve Case and the Life of Mine (Sensitivity) Case are common. The Life of Mine (Sensitivity) Case is an extension of the Reserve Case that does not restrict the execution of the Reserve Case. Each additional part of the Life of Mine (Sensitivity) Case would be subject to further study and approval by OT LLC before a commitment to capital expenditure and development for each additional mine. Therefore, the Life of Mine (Sensitivity) Case has a positive not a negative impact on the Reserve Case.

Insofar as the Life of Mine (Sensitivity) Case includes an economic analysis that is based, in part, on Inferred Mineral Resources, the Life of Mine (Sensitivity) Case does not have as high a level of certainty as the Reserve Case. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life of Mine (Sensitivity) Case will be realized.

The Reserve Case of IDP10 has been updated by the IDOP Reserve Case and is planned to be updated again by DIDOP. The Life of Mine (Sensitivity) Case is also planned to be updated. The Life of Mine (Sensitivity) Case is significant to Entrée because it presents the possible development path that could result in a substantial increase in the mining inventory from additional mines that might be recovered for the Entrée-OT LLC Joint Venture. The Mineral Resources in Heruga and Hugo North Lift 2 are substantially more than the current Entrée-OT LLC Joint Venture Mineral Reserve. Figure 1.9 shows the production profile of the Life of Mine (Sensitivity) Case as it was presented in IDP10. A plan showing Hugo North Lift 1 & 2 relative to the mining licence boundaries is shown in Figure 1.10. Figure 1.11 shows an isometric view of the two lifts.

The Entree June 2010 Technical Report which describes the Life of Mine (Sensitivity) Case can be found on www.sedar.com or on the Company website www.entreegold.com.

Figure 1.9	IDP10 Processing by Source – Life of Mine (Sensitivity)

Figure 1.10	Hugo North Lift 1 & 2

Figure 1.11	Isometric View of Hugo North Lift 1 & 2

1.3.17	Recent Developments – Joint Venture Property

As of December 31, 2011, exploration drilling continued with two drill rigs on the Joint Venture Property. One drill was testing a target to the west of Heruga and the other drill was testing an IP/geology target to the southwest of Heruga, both located on the Javhlant licence.

1.4	Shivee West

Entrée has a 100% interest in the western portion of the Shivee Tolgoi ML.

1.4.1	Sampling, Analysis and Security

Sampling programs on Shivee West have included soil, rock chip, drill core and RC samples. In 2010 and 2011 sampling was limited to drill core, RC and rock chip (trench) samples. All of the sampling was carried out by Entrée personnel or contractors.

Routine sample preparation and analyses in 2010 of Entrée’s diamond drill core samples was carried out by SGS Mongolia LLC at the Ulaanbaatar facility, an ISO9000:2001 accredited laboratory. SGS Mongolia benchmark testing is restricted to confidential internal-SGS round-robins.

In 2011, Entrée submitted 2470 RC chip samples along with 145 duplicate samples, 146 field blanks and 146 standards. All samples have been submitted to Actlabs Asia LLC in Ulaanbaatar, Mongolia for Au and Ag analysis by FA/AA methods on a 30 g sample.

No sample preparation is undertaken in the field. Samples of any type for analytical work are collected in uniquely numbered sample bags with corresponding sample tag inside and stored in a secure facility in the exploration camp until ready for shipment to the laboratory. Samples are placed in rice bags and shipped by ground transportation using a locked box, keys of which are kept in the exploration camp and at the destination laboratory. A chain-of-command document is used to verify receipt of the samples by the driver and by the analytical laboratory.

1.4.2	Shivee West – Exploration

In 2010 exploration work was designed to test for deep Oyu Tolgoi-style copper mineralization, and comprised geological mapping, soil and rock sampling, excavator trenching, geophysical surveying (46.5 line-km of gravity and 1,831 line-km of IP, and a total of 11,664 metres of core drilling. Four major and continuous chargeability anomalies were interpreted from the IP survey.

In 2010 mapping and geological work was carried out in five selected areas of the Devonian corridor to determine the occurrence and extent of the Oyu Tolgoi stratigraphy on the western portion of the Shivee Tolgoi licence.A total of 4,610 MMI soil samples were collected over Shivee West Devonian and Carboniferous stratigraphy similar to that exposed at Oyu Tolgoi. This technique is used to detect very low concentrations of elements in bedrock buried below think overburden and cover rocks. Anomalous Mo results tend to follow drainages are interpreted as being structure related.

Trenching in 2010 comprised two exploration trenches totalling 107 metres dug on the Khoyor Mod target primarily for geological mapping. 131 grab and chip samples were collected for precious metals and base metals analyses, and 34 samples for whole rock analyses.

Activities in 2011 included 1:2,000 geological mapping on specific targets, 1:10,000 mapping of four areas to fill in and revise existing mapping, rock sampling, excavator trenching, magnetometer surveying (1,670 line-kilometres) over the “Devonian Corridor”, and RC drilling. Results from the drill program returned significant gold values on Zone III and further to the north in the newly defined Argo Zone.

As part of the 2011 program, mapping was carried out over four selected areas to determine the occurrence and extent of the Oyu Tolgoi stratigraphy on the western portion of the Shivee Tolgoi licence.

Nine exploration trenches totalling 1,120 metres were dug on Zone III and two trenches totalling 92 metres on Zone I. Seventeen (17) grab and 629 chip samples were collected for precious metals and base metals analyses, and fourteen samples for whole rock analyses. Two chip samples on the newly define Argo Zone, north of Zone III returned high grade gold mineralization (42.4 g/tonne Au over 4 metres and 19.3 g/tonne Au over 3 metres).

Entrée carried out a total of 2,470 metres of RC drilling in nineteen holes, targeting near-surface epithermal gold mineralization of Zone III and its interpreted strike extension to the north. The drilling and chip sampling resulted in a new gold mineralized target, called the Argo Zone, which lies to the north and separate from Zone III. Mineralization is associated with narrow quartz veinlets hosted in rhyolitic volcaniclastic rocks interpreted to be of Carboniferous age.

Gold intercepts in excess of 0.25 g/tonne Au were encountered in 11 holes, including: hole EGRC-11-112 returned 14 metres of 1.82 g/t gold and hole 11-111 returned 3 metres of 2.21 g/t Au. Two separate high-grade surface chip samples averaged 42.4 g/t Au over 4 metres and 19.3 g/t Au over 3 metres.

1.4.3	Shivee West – Recommended Work

Additional work is recommended for the Shivee West property. The work to be done has two principal goals:

Precious Metal Exploration - Argo/Zone III:

•	Additional detailed geological mapping and excavator-assisted chip sampling along strike to the north and south of known mineralization.

•	Expansion and infill of the existing MMI soil sampling to cover in greater detail the magnetic low that is associated with the mineralization.

•	Dipole-dipole IP surveying, n=1-10, a=100m, on lines spaced 100 metres apart, to cover the magnetic anomaly.

•	2,500 metres of HQ core drilling to follow the Argo mineralization along strike to the north.

•	3,000 metres of RC drilling to infill the core hole pattern, and to drill any additional targets resulting from the geological mapping and excavator trenching.

Porphyry Copper Exploration:

•	Re-evaluation of previous drilling of the Khoyor Mod area.

•	Evaluation of MMI-Au anomalies north of the Khoyor Mod area, to include 1,000 metres of core drilling.

•	5,000 metres of HQ core drilling to continue deep exploration of the strong hydrothermal alteration system encountered in EG-10-140.

Budget for the foregoing Phase I exploration on Shivee West is approximately US$6.6 million.

2	INTRODUCTION

2.1	Issuer for Whom Report Prepared

This report is titled the Technical Report 2012 on the Lookout Hill Property (LHTR12) and has been prepared for Entrée Gold Inc.

2.1.1	Ownership/Joint Venture

The project comprises 5 contiguous properties; three held by 100% by Oyu Tolgoi (6708A, 6709A and 6710A) and two held by Entrée LLC in bare trust for the JV between OT and Entrée (Shivee Tolgoi and Javhlant).The Project area comprises two adjacent Properties; Oyu Tolgoi (100% held by Ivanhoe) and Lookout Hill (held in an Earn-in and Equity Participation Agreement with Entrée Gold Inc.), These are further described in Section 4. The vast majority of the identified mineralization on the Oyu Tolgoi Project occurs within the Oyu Tolgoi Property at the Hugo Dummett and Southern Oyu Porphyry Deposits. Only the northernmost extension of the Hugo Dummett Deposit (Hugo North) crosses onto the Shivee Tolgoi Joint Venture Property. (Entrée Gold Inc. refers to the Hugo North Deposit within its property limits, as the Hugo North Extension). AMC has relied on Entrée for the description of the Mineral Tenure in this section.

Lookout Hill is located in the Aimag (Province) of Ömnögovi in the south Gobi region of Mongolia, about 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China. It comprises two MLs (Shivee Tolgoi and Javhlant), which cover a total of approximately 74,980 ha and completely surround Oyu Tolgoi. Lookout Hill is divided into two contiguous Properties: the Entrée-OT LLC Joint Venture Property and Lookout Hill West.

Until late 2011, Entrée held a 100% interest in the adjacent Togoot mining licence, which was issued by the Mineral Resources Authority of Mongolia on 24 June 2010. Three coal targets have been discovered on Togoot since 2008: Nomkhon Borh, Coking Flats, and Khar Suul. The company sold the Togoot mining licence to a private Mongolian company in September 2011.

Figure 2.1	Lookout Property - Land Tenure

2.2	Terms of Reference and Purpose of Report

LHTR12 is based on the IDOP Technical Report released by Ivanhoe Mines Ltd (Ivanhoe) in March 2012. The IDOP Technical Report the is based on the technical, production and cost information contained in the OT LLC study titled Integrated Development and Operations Plan (IDOP). IDOP was completed by the Rio Tinto appointed management of OT LLC in March 2011 as the basis for the proposed Oyu Tolgoi Project financing.

The LHTR12 analyses a Mineral Reserve case only (IDOP Reserve Case) and is based on a pre-feasibility quality level study complying with Canadian National Instrument 43-101 (43-101), although some parts of the Project are further advanced and are at feasibility level. The work of the IDOP Technical Report meets the standards of US Industry Guide 7 requirements for reporting Reserves. The underground Mineral Reserves for the Hugo North deposit, including Entrée’s Hugo North Extension deposit were restated in the IDOP Technical Report. The Mineral Reserves on the Entrée licences remained the same as those that were reported in 2010. The Probable Reserve for Hugo North Extension totals 27 Mt grading 1.91% copper and 0.74 g/t gold. Entrée holds a 20% carried interest to production in this Mineral Reserve through its joint venture with OT LLC.

2.3	Units of Measure and Currency

Throughout this Report, measurements are in metric units and currency in United States dollars unless otherwise stated.

2.4	Sources of Information and Study Participants

LHTR12 was prepared by the QP’s as noted on the title and signature pages and was managed by AMC Consultants Pty Ltd (AMC). Orginal authors and companies are listed throughout the text.

2.5	Site Visits

The following site visits were carried out by the Qualified Persons:

•
Bernard Peters visited the property in March 2003, July 2003, April 2006 April 2009, July 2010 and October 2011. Meetings were also attended in Ulaanbataar with OT LLC (formerly IMMI) and Mongolian authorities to discuss the Project from 2003 to 2011. Some of these meetings did not include site visits. Other visits were made to Mongolia and China as part of work on the Project.

•	Scott Jackson visited the property from 25 November 2011 to 28 November 2011, 26 July 2010 to 30 July 2010, 20 February 2008 to 22 February 2008 and 2 September 2008 to 12 September 2008.

•
James R Foster visited the property from 12 April 2010 to 10 May 2010, from 26 June 2010 to 21 July 2010, from 20 August 2010 to 2 October 2010, from 03 November 2010 to 14 November 2010, 28 May 2011 to 15 June 2011, and from 14 September 2011 to 20 November 2010. During those periods, he also visited the OTLLC exploration office at Oyu Tolgoi to observe core from holes drilled on the Joint Venture Property, and to discuss exploration progress with OTLLC geologists.

•	Albert Chance visited the property from 15 June 2009 to 19 June 2009 and from September 14 to 16, 2010.

•	Jarek Jakubec visited the property in February 2003, June 2004, October 2004, July 2007 and April 2009.

•
Dean David visited the property from 1 June 2009 to 5 June 2009. Whilst on site, inspection was made of the core library, site preparations for mining and milling facilities, geological facilities, administration facilities local infrastructure, and site accommodation.

3	RELIANCE ON OTHER EXPERTS

The authors of this report state that they are Qualified Persons for those areas as identified in the appropriate “Certificate of Qualified Person” attached to this report. The authors have relied upon, and believe there is a reasonable basis for this reliance, the following experts and reports, who/which have contributed information regarding legal, land tenure, corporate structure, permitting, environmental and other issues in portions of LHTR12 in the Sections as noted below.

Reports used in Section 4 Property Description and Location:

The following reports and documents affirm the ownership of the explorations and mining licences related to Oyu Tolgoi.

•
Ministry of Mineral Resources and Energy, Mineral Resources Authority of Mongolia, Conclusion Of The Minerals Council, 1 July 2009. The Minerals Council is a group of Experts appointed by the GOM to review and recommend on the Mongolian Commercial Minerals registration.

•	Investment Agreement. The IA describes the licence areas and confirms the ownership by OT LLC.

•	Ivanhoe. Annual Information Form (AIF) For the year ended December 31, 2011 Dated March 19, 2012. The AIF decribes the circumstances and potential impact of the GOM Resolution 175.

•	Integrated Development and Operations Plan, (IDOP) OT LLC April 2011.

•	Email R Cann to B Peters 28 March 2012 Licences & Title (Sections 2, 4.2 to 4.2.4 of this report, and summarized in Section 1)

•
Legal Due Diligence document titled Entrée Gold Inc. (the Company) and Entrée LLC (the Subsidiary) addressed to AMEC by Zata Law Firm (Ulaanbaatar, Mongolia), dated 18 March 2008 (Sections 4.2 to 4.2.4 of this report, and summarized in Section 1).

•
Legal Due Diligence document titled Entrée Gold Inc. (the Company) and Entrée LLC (the Subsidiary) addressed to Quantitative Group by Zata Law Firm (Ulaanbaatar, Mongolia), dated 10 March 2008 (Sections 4.2 to 4.2.4 of this report, and summarized in Section 1).

Reports used in Section 5 Accessibility, Climate, Local Resources, Infrastructure, and Physiography:

•	Ivanhoe Mines Mongolia Inc. Oyu Tolgoi Project, Project No. A2MW Process Design Criteria Section:0.05 Site Conditions. Fluor Canada.

Reports used in Section 13, Mineral Processing and Metallurgical Testing:

•	JKTech, October to December 2004. Drop-Weight Test Report on Twenty Six Samples from Oyu Tolgoi Deposit, Tested at AMMTEC Pty Limited, Perth, Western Australia for Ivanhoe. JKTech Job No. 04001.

•	AMMTEC Ltd., April 2005. Metallurgical Testwork for the Oyu Tolgoi Copper Gold Project Conducted for Ivanhoe Mines Mongolia. Report No. A9141.

•	Metso Minerals Industries, Inc., 8 April 2005. Copper Concentrate (South West Rougher Concentrate) – Jar Mill Test. Test Plant Report No. 65045.

•	MinnovEX Technologies Inc., October 2002. Preliminary Grinding Circuit Design for the Oyu Tolgoi Project, Mongolia.

•	MinnovEX Technologies Inc., 26 September 2003. Review of Grinding Design for Oyu Tolgoi and Indicative CEET Assessment.

•
MinnovEX Technologies Inc., March 2004 – Assessment of grinding circuit throughput for suggested mill sizings supplied by Ivanhoe for Oyu Tolgoi Project (South-West ore zone) as part of the conceptual design. Rev. 2.

•	MinnovEX Technologies Inc., July 2004. Ivanhoe., Oyu Tolgoi Project, Grinding Circuit Evaluation Interim Report.

•	MinnovEX Technologies Inc., 10 September 2004. Grinding Laboratory Test Results.

•	MinnovEX Technologies Inc., 14 February 2005. Summary of Oyu Tolgoi CEET runs conducted in Vancouver, Jan. 31 - Feb. 4, 2005 – Final Report.

•	MinnovEX Technologies Inc., February, 2005. Ivanhoe, Oyu Tolgoi Project, MFT Testwork and Fleet Study, Revision 0.

•	MinnovEX Technologies Inc., 20 April 2005. Oyu Tolgoi Drill Core Samples, Grade Correlations with SPI.

•	MinnovEX Technologies Inc., April 2005. Column Flotation Pilot Plant on Oyu Tolgoi South West Ore Conducted at SGS Lakefield.

•	MinnovEX Technologies Inc., 25 May 2005. MFT Testwork and Fleet Study Report No. 2, Revision 1.

•	AAJV MTR029 – Summary of Metallurgical Testwork Conducted by Lakefield Research (Report 1 of 5).

•	AAJV MTR030 – Summary of Metallurgical Testwork Conducted at Lakefield Research (Report 2A of 5).

•	AAJV MTR031 – Summary of Metallurgical Testwork Conducted at Lakefield Research (Report 2B of 5).

•	AAJV MTR032 – Summary of Metallurgical Testwork Conducted at Lakefield Research Report 3 of 5 – South Deposit.

•	AAJV MTR033 – Summary of Metallurgical Testwork Conducted by Lakefield (Report 4 of 5). (Note Report 5 of 5 is not for Southern Oyu material).

•	Knight Piésold Report PE601-0001/16, December 2004. Site Water Management.

Reports used in Section 20 Environmental Studies, Permitting, And Social Or Community Impact:

•	Integrated Development and Operations Plan, (IDOP) OT LLC April 2011

•	EGI Report 8550/589, May 2003. Acid Rock Damage (ARD) Assessment of the Turquoise Hill (Oyu Tolgoi) Gold and Copper Project.

•	EGI Report 8550/633, June 2004. Manual for Turquoise Hill Waste Rock Leach Columns Operated by Ivanhoe Mines Mongolia.

•	EGI Report 8550/638, June 2004. Preliminary Cover Design Investigations for Control of ARD at Turquoise Hill.

•	EGI Report 8550/641, October 2004. Assessment of Geochemical Data for the Turquoise Hill Project.

•	EGI Report 8550/677, June 2005. Geochemical Assessment of Pilot Plant and Bench Test Tailings for the Oyu Tolgoi (Turquoise Hill) Project.

•	EGI E-mail, 16 June 2005. Oyu Tolgoi Waste Rock Column Update.

•	EGI Appendix A – Assessment of Acid Forming Characteristics.

•	Aquaterra Report, 15 June 2005. Oyu Tolgoi Integrated Development Plan, Water Supply and Dewatering Sections.

•	Aquaterra Report, September 2004. Oyu Tolgoi Camp and Construction Water Supply.

•	Aquaterra Report, October 2004. Feasibility Study, Oyu Tolgoi Dewatering Investigation – Open Pit and Block Cave Mining.

•	Aquaterra Report, November 2004. Groundwater Conditions at the Hugo Shaft.

•	Aquaterra Memo, 12 July 2004. Open Pit and Underground Mine Dewatering Predictions.

•	Sustainability Report, 10 January 2005. Training System Development Report.

•	Eco-Trade Ltd., October 2002. Environmental Baseline Study.

•	Eco-Trade Co., April 2003. Preliminary Community Consultation Report for the Oyu Tolgoi Project.

•	The Mongolian Academy of Sciences Institute of Archaeology, 2002. The Report for the Archaeological Excavation Conducted on the Licenced Field of the "Ivanhoe Mines Mongolia INCII".

•
The Mongolian Academy of Sciences Institute of Archaeology, 2003. A Summary Report of the Archaeological Excavation Works Conducted through Roads from Oyu Tolgoi, an Exploitation Site of “Ivanhoe Mines Mongolia Inc”. Company, To Gashuun Sukhait Frontier Crossing Point in the Territory of Khanborg Soum, South Gobi Aimak.

•	Eco-Trade Ltd. Environmental Consultants, Mongolia, 2004. Oyu Tolgoi Project Environmental Impact Assessment.

•	Eco-Trade Ltd. Volume 1, Report of Oyu Tolgoi to Gashuun Sukhait Road and Infrastructure Corridor, Environmental Protection Plan and Environmental Monitoring Plan.

•	Eco-Trade Ltd. October, 2010. Supplementary Detailed Environmental Impact Assessment Report on Oyu Tolgoi - Gashuun Sukhait Infrastructure Corridor.

•	OT LLC,2011. Environmental Protection Plan and Monitoring Program of Oyu Tolgoi Project – 2011.

•	Sustainability 2005, Coordinate environmental, archaeological, and socioeconomic assessments and 2007 updates.

Reports used in Section 24.2 Risk Assessment:

•	Integrated Development and Operations Plan, (IDOP) OT LLC April 2011 for political, tax and environmental risks.

4	PROPERTY DESCRIPTION AND LOCATION

4.1	Location

The Lookout Hill Property (Lookout Hill or Property) is located in the Aimag (Province) of Omnogovi in the south Gobi region of Mongolia, about 570 km south of the capital city of Ulaanbaatar and 80 km north of the border with China (Figure 4.1 and Figure 4.2). The Property is centred at approximately latitude 43° 02' 00" N and longitude, 106° 45' 00" E, or UTM coordinates 4766000 N and 644000 E with datum set to WGS-84, Zone 48N. Elevations within the Property area range between 1,160 masl and 1,450 masl.

The Hugo North Extension is the principal zone of mineralization defined on the Property and is where the bulk of the exploration drilling has been conducted. This deposit occurs within the Shivee Tolgoi ML of the Lookout Hill Property and is the northernmost defined portion of a north-north-east trending, 20 km long and 1 km wide copper-gold porphyry mineralized “corridor” that occurs within Lookout Hill and the adjacent Oyu Tolgoi Project. The Hugo North Extension is centred at approximately latitude N 43°04’ and longitude E 106°55’ within the Shivee Tolgoi ML and at elevations which range from approximately 1,160 masl to 1,180 masl.

The Heruga deposit is the second significant zone of mineralization indicated on the Property and is where the bulk of 2007 and 2008 drilling was conducted. This deposit occurs near the centre of the Javhlant ML, south of the Oyu Tolgoi ML, and is at the south end of a north-north-east trending, 20 km long and 1 km wide copper-gold porphyry mineralized “corridor” that occurs mainly within the adjacent Oyu Tolgoi Project. The Heruga deposit is centred at approximately latitude 42°58’ N and longitude 106°48’E and at elevations which range from approximately 1,160 masl to 1,170 masl.

Figure 4.1	Lookout Hill Property - Location Map

Figure from Panteleyev, 2004b.

Figure 4.2	Project Location Map – Lookout Hill Property surrounds OT Planned Mine

4.2	Legal

The Lookout Hill property (Lookout Hill) in Mongolia includes two mining licences (Shivee Tolgoi ML and Javhlant ML) totaling approximately 74,980 ha. One of the Company’s wholly-owned Mongolian subsidiaries, Entrée LLC, is the registered owner of the two mining licences. The beneficial ownership in these licences is divided between Entrée and the Entrée-OT LLC Joint Venture as described below:

•
The Entrée-OT LLC Joint Venture beneficially holds 39, 806 ha consisting of the eastern portion of Shivee Tolgoi ML and all of Javhlant ML (Joint Venture Property) and is governed by a joint venture agreement between Entrée and Ivanhoe. The Joint Venture Property is contiguous with, and on three sides (to the north, east, and south) surrounds, Ivanhoe’ Oyu Tolgoi Project. The Joint Venture Property hosts the Hugo North Extension Deposit and the Heruga deposit. OT LLC is the project manager.

•	Lookout Hill West Property covers an area of 35,173 ha and includes the western portion of Shivee Tolgoi ML which is not subject to the Entrée-OT LLC Joint Venture (Shivee West).

These two Properties are further described in Subsections 4.2.1 and 4.2.4, respectively and are shown on Figure 4.3. A brief description of maintenance of mineral exploration and mining licences in Mongolia is provided in Section 4.2.6.

A 60% interest in the original three mineral exploration licences was first acquired by Entrée in 2002, through an arms-length, 5 year option agreement with a Mongolian company, Mongol Gazar Co. Ltd. (Mongol Gazar), who was awarded the MELs by the GOM in March and April 2001. On 6 November 2003, Entrée, through their wholly-owned Mongolian subsidiary Entrée LLC, entered into a purchase agreement with Mongol Gazar, which replaced the existing option agreement. Details of the agreement can be found in the March 2008 technical report (Vann et al., 2008) filed on SEDAR.

The initial 3 year licence term issued to Mongol Gazar for the MELs expired in 2004; however, Entrée has since twice extended the MELs. Final expiry was to occur in March and April 2010 but the Shivee Tolgoi (3148X) and Javhlant (3150X) MELs were converted in October 2009 to mining licences with numbers 15226A and 15225A respectively.

Prior to conversion of the Shivee Tolgoi and Javhlant MELs, all annual mineral exploration licence fees had been paid to the GOM to keep the three MELs in good standing until March and April, 2010. The newly granted mining licences are in good standing until 27 October 2039, assuming licence fees shown in Table 4.1 are paid annually, and can be extended for an additional 2 periods of 20 years each.

Table 4.1	Lookout Hill Property – Licence Details

Mineral Licence Number	Mineral Licence Name	Licence Type	Total Area of Licence (ha)	Licence Award Date	Licence Expiry	Date of Annual Licence Payment(i)	Annual Licence Payment ($US)
15226A	Shivee Tolgoi	Mining	54,653	27 October 2009	27 October 2039	27 October 2009	821,401
15225A	Javhlant	Mining	20,327	27 October 2009	27 October 2039	27 October 2009	305,192
Total			74,980				1,126,593

The Company's Javhlant and Shivee Tolgoi exploration licences were converted to mining licences in October 2009. The total estimated annual fees in order to maintain the licences in good standing are approximately US$1.1 million. Approximately US$600 000 of the total is recoverable from the Entrée-OT LLC Joint Venture.

In June 2011, the GOM passed Resolution 175, the purpose of which is to authorize the designation of certain land areas for “state special needs” within certain defined areas in proximity to the Oyu Tolgoi mining complex. These state special needs areas are to be used for infrastructure facilities necessary in order to implement the development and construction of the Oyu Tolgoi mining complex. Portions of the Shivee Tolgoi and Javhlant MLs are included in the land area that is subject to Resolution 175.

It is expected but not yet formally confirmed by the GOM that to the extent that a consensual access agreement exists or is entered into between OT LLC and an affected licence holder, the application of Resolution 175 to the land area covered by the access agreement will be unnecessary.  OT LLC has existing access and surface rights to the Joint Venture Property pursuant to the Earn-In Agreement.  The Shivee Tolgoi and Javhlant licences are also part of the contract area of the Investment Agreement, which contains certain provisions respecting expropriation. Accordingly, Entrée considers that the application of Resolution 175 to the Joint Venture Property will likely be considered unnecessary. If Entrée is unable to reach a consensual arrangement with OT LLC with respect to Shivee West, Entrée’s right to use and access a corridor of land included in the state special needs areas for a proposed power line may be adversely affected by the application of Resolution 175. While the GOM would be responsible for compensating Entrée in accordance with the mandate of Resolution 175, the amount of such compensation is not presently quantifiable.

4.2.1	Joint Venture Property

On 15 October 2004, an Earn-In and Equity Participation Agreement (the Earn-In Agreement) was signed between Entrée and Ivanhoe. On 1 March, 2005, Ivanhoe transferred most of its rights and obligations under the Earn-in Agreement dated 15 October, 2004 to Ivanhoe Mines Mongolia XXK (now OT LLC). The Earn-In Agreement gave OT LLC the right to earn an interest in a portion (39 807 ha) of the overall area of Entrée’s Lookout Hill Property. The agreement has an effective date of 10 November 2004 (the Earn-In Effective Date). The agreement has been filed on SEDAR and is summarized in the March 2008 technical report (Vann et al., 2008). On 11 March 2008, OT LLC notified Entrée that it had incurred sufficient expenditures (>$27.5 M) to earn a 60% interest as was outlined in the initial agreement. At the end of June 2008, OT LLC notified Entrée that it had incurred sufficient expenditures (>$35 M) to earn an 80% participating interest and thereby forming a joint venture (the “Entrée-OT LLC Joint Venture”). The property is now referred to as the “Joint Venture Property”.

By expending over US$35 M in exploration and development, OT LLC has earned an 80% interest in minerals deeper than 560 m extracted from below the surface on the Joint Venture Property and a 70% interest in minerals above that elevation. Entrée can elect to be carried to production by OT LLC through debt financing at prime +2% (set by the Royal Bank of Canada) with its share of development costs repaid from 90% of future production cash flow. This stipulation limits dilution of Entrée’s interest as the project progresses.

On 6 October 2009, Ivanhoe., OT LLC and Rio Tinto International Holdings Limited signed an Investment Agreement with the GOM. The Investment Agreement regulates the relationship between these parties and stabilizes the long term tax, legal, fiscal, regulatory, and operating environment to support the development of the Oyu Tolgoi Project. The GOM (through Erdenes Oyu Tolgoi LLC) subsequently acquired from Ivanhoe a 34% interest in OT LLC. The contract area defined in the Investment Agreement includes the Javhlant and Shivee Tolgoi mining licences, including Shivee West which is 100% owned by Entrée and not currently subject to the Entrée-OT LLC Joint Venture.

One of the conditions precedent under the Investment Agreement was that the rights that Ivanhoe. held in respect of the Shivee Tolgoi and Javhlant exploration licences be transferred to OT LLC, whether by way of contractual entitlement or transfer of the relevant titles, and that those exploration licenses be converted to mining licences by the Government before their expiry. Ivanhoe considered the condition precedent in the Investment Agreement to be satisfied as soon as the Shivee Tolgoi and Javhlant exploration licences were converted to mining licences on 27 October, 2009.

AMC and the authors of this report have relied exclusively on information provided by Entrée concerning the title to and status of the mining licences comprising the Lookout Hill Property, the Joint Venture Property, and permitting.

The boundaries of the two MLs (or portions thereof) included within the JV Agreement are defined by latitude and longitude coordinates (WGS 84 datum) and by UTM coordinates with datum set to WGS-84, Zone 48N, and these are listed in Table 4.2.

Figure 4.3	Lookout Hill Property – Land Tenure

Table 4.2	Joint Venture Property Boundary Coordinates

ML	Point	Lat./Long. (WGS 84 (MONREF-97); ° ‘ “)		UTM (WGS84, Zone 48N)
		Latitude	Longitude	Easting	Northing
15226A (Shivee Tolgoi; eastern portion only)	AA	43 08 1.4 N	106 47 31.4 E	645752.90	4777222.00
	S	43 08 1.4 N	107 00 1.5 E	662698.85	4777606.89
	F	43 00 1.4 N	107 00 1.5 E	663051.79	4762799.00
	E	43 00 1.4 N	106 55 1.4 E	656257.87	4762640.85
	T	43 03 1.4 N	106 55 1.4 E	656131.02	4768193.51
	U	43 03 1.4 N	106 47 31.4 E	645950.61	4767968.55
15225A (Javhlant)	A	43 00 1.4 N	106 36 1.4 E	630446.14	4762099.72
	B	43 00 1.4 N	106 47 31.4 E	646068.97	4762415.58
	C	42 58 31.3 N	106 47 31.5 E	646129.37	4759638.32
	D	42 58 31.3 N	106 55 1.5 E	656322.33	4759863.28
	E	43 00 1.4 N	106 55 1.4 E	656257.87	4762640.85
	F	43 00 1.4 N	107 00 1.4 E	663051.79	4762799.00
	G	42 55 31.4 N	107 00 1.5 E	663250.93	4754470.41
	H	42 55 31.3 N	106 55 1.5 E	656449.01	4754310.44
	I	42 57 31.3 N	106 55 1.5 E	656364.58	4758012.45
	J	42 57 31.3 N	106 51 31.5 E	651606.78	4757905.58
	K	42 55 31.30 N	106 51 31.5 E	651688.44	4754203.86
	L	42 55 31.4 N	106 44 1.5 E	641487.14	4753986.00
	M	42 57 1.4 N	106 44 1.5 E	641430.13	4756762.59
	N	42 57 1.4 N	106 38 1.5 E	633272.23	4756599.51
	O	42 55 31.4 N	106 38 1.5 E	633326.19	4753822.92
	P	42 55 31.4 N	106 36 1.5 E	630605.88	4753770.63

Point 1 for each ML corresponds with the northwestern corner of the ML; remaining points are cited in a clockwise direction.

4.2.2	Surveying

The original MLs within the Lookout Hill Property were legally surveyed in October 2007 by Aerogeodez from Ulaanbaatar and the corners marked with steel posts. The adjacent Oyu Tolgoi ML was legally surveyed in August 2002 by Surtech International Ltd. using the internationally recognized survey datum WGS84 Zone 48N. In September 2004, Geomaster Co. Ltd. (Geomaster), a licenced Mongolian land survey company, e-surveyed the Oyu Tolgoi ML corner points based on the official Mongolian survey datum “MSK42” and marked the corners with concrete and steel pylons. In November 2004, Geomaster also surveyed the northern boundary between the Oyu Tolgoi ML and Entrée’s Shivee Tolgoi ML and marked it with wooden posts on 250 m to 500 m intervals.

In September 2011, Geomaster Co. Ltd. Completed another survey of the Shivee Tolgoi and Javhlant mining licences (MV-015226 and MV-015225, respectively) using the newly instated official Mongolian survey datus “MONREF-97”. During this survey the corner posts were checked for accuracy as compared to the new MONREF-97 coordinates released by the Cadastre office earlier in 2010. As of mid-november 2011, all posts were cemented in place for the Shivee Tolgoi and Javhlant Mining Licences. Photos of all have been sent to Geocad for inclusion in their survey report.

4.2.3	Permits and Agreements

The Mongolian Minerals Law (2006) and Mongolian Land Law (2002) govern Entrée’s OT LLC’s exploration, mining and land use rights for the Project. Water rights are governed by the Mongolian Water Law and the Mongolian Minerals Law. These laws allow licence holders to use the land and water in connection with exploration and mining operations, subject to the discretionary authority of Mongolian national, provincial and regional governmental authorities as granted under Mongolian law. OT LLC expects that it will have to negotiate with all three levels of government to ensure access to appropriate land and water rights prior to the commencement of any mining operations.

OT LLC has, and continues to, study the permitting and approval requirements for the development of the Project and maintains a permit and licensing register. OT LLC personnel work with the Mongolian authorities and have developed descriptions of the permitting processes and procedures for Project permitting in Mongolia. Some permits have already been obtained and others are in the process of being submitted. OT LLC has advised that it expects that all permits can be obtained in a suitable time frame for the project development. Entrée have advised that under the terms of the IA, a working group consisting of company and government representatives will be formed to assist in the permitting process.

With the adoption of the new Minerals Law in 2006, the GOM increased the royalty of 2.5% to 5.0% on the sales value of all minerals, except coal and common minerals, extracted from a mining licence area which have been sold, shipped for sale or used. Ivanhoe holds a 2% net smelter returns royalty over the property which was purchased from BHP Exploration in 2004.

For areas covered by exploration licences, an environmental plan accompanied the annual work plans submitted to the relevant soum, or district (Khanbogd Soum). The original environmental performance bond for the Oyu Tolgoi licence was posted in 1998 by BHP and is still retained by the soum for the ongoing work. Further requirements for environmental impact assessment are discussed below.

4.2.4	Environment

Holders of a mining licence in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law. These obligations include preparation of an environmental impact assessment (EIA) for mining proposals, submitting an annual environmental protection plan (EPP), posting an annual bond against completion of the protection plan and submitting an annual environmental report.

OT LLC has posted environmental bonds to the Mongolian Ministry for Nature and Environment (MNE) in accordance with the Minerals Law of Mongolia for restoration and environmental management work required for exploration and the limited development work undertaken at the site. OT LLC pays to the Khanbogd Soum annual fees for water and road usage, while sand and gravel use fees are paid to the Aimag government in Dalanzadgad.

In March 2003, IMMI (now OT LLC) completed and submitted to the GOM an environmental baseline study regarding the Project. The study, together with a brief project description, was subject to screening under the Mongolian EIA procedures and guidelines were issued for a “Detailed EIA” of the Project. The EIA was prepared by

Eco-Trade LLC, a licenced Mongolian EIA consultancy, in accordance with statutory procedures and the screening guidelines. The EIA work was supervised and coordinated by Sustainability Pty Ltd, of Australia, to apply international standards and methods of assessment.

The EIA for the Project consists of three volumes: (i) road, (ii) water supply, and (iii) mine and processing facilities. The first EIA document, for the transport corridor south of the Oyu Tolgoi property to the Chinese border, was submitted in April 2004 and approved in May 2004. An amendment to the approved EIA was submitted in December 2006 to allow for an alternative road alignment to the Chinese border. The EPP for this alignment was recently rejected by the MNET due to a resolution stating that certain roads in the South Gobi region need to bitumized by 1 January 2011. The EPP will be re-submitted referencing the bitimizing of the road.

The second volume of the Project EIA, covering the supply of water from nearby aquifers, was submitted in June 2005. Approval was obtained for the use of the Gunni Hooloi water reserve in September 2005. Since approval, changes have been proposed to the mine process, which has resulted in an increase to the Project water demand. In addition, further hydrogeological investigations at Gunii Hooloi have occurred, which has allowed a revision to be made to the aquifer capacity, characteristics and exploitable reserves. This revision is provided in the Report on Groundwater Exploration (IMMI, 2007) submitted by IMMI (now OT LLC) to the MNE in January 2008. This document was reviewed by the Water Sector Science and Technology Council who approved registration (January 2009) of the available water resource at Gunii Hooloi of 870 L/s.

An explanatory amendment document to the approved 2005 EIA is to be submitted to the MNE in June 2010. The document assesses any potential changes to the environmental impacts associated with the use of the resource as a result of the latest hydrogeological assessments and approved exploitable water reserves.

The third volume, incorporating the results of the 2005 IDP, was first submitted in January 2006 and, after review by the GOM, the submission was amended in May 2006. An expert committee review of the mine and processing facilities volume of the EIA was completed in September 2006, and further information was submitted in November 2006 to address the issues raised. The third volume of the EIA was approved by the MNE in December 2007.

Further volumes have been established to accommodate the Power Plant (Volume IV) and the temporary Domestic Airport Re-location (Volume V – approved 2007), EPP approved May 2010: and a number of supplementary assessments (Volume VI) which cover current development work associated with underground Shafts 1 and 2, waste water treatment, diesel power supply, emulsion plant, chemicals import and usage, the quarry and batch plant for construction materials. The Power Plant Screening and EIA reports are prepared for a 3 x 150 MW coal fired steam power plant located on the mining licence at the Project. Submission to the MNE is pending the exact location if on site. The water supply pipeline and borefield infrastructure EIA was approved May 2010. The status of the DEIA approvals is shown in Table 4.3.

Table 4.3	Approval Status of Detailed Environmental Impact Assessment Report - 2012

№	Name of DEIA	DEIA Report Development	Local Approval Stage	State Approval Stage
1	Amendment of OT GS road 2011	Completed	Completed	Completed
2	Amendment of GH Hooloi water recourse	Completed	Completed	Completed
3	Amendment of Mining and Processing	Completed	Completed	Completed
4	Permanent Airport –Khanbumbat	Completed	Completed	Completed
5	Javhlant – Entrée Lease area	Completed	Completed	Completed
6	Shivee tolgoi –Entrée Lease area	Completed	Completed	Completed
7	Undai River Diversion	Completed	Pending	Pending
8	Amendment of Chemical	Completed	Completed	Completed
9	Power plant	Completed	Completed	Completed
10	Amendment of OT GS road DEIA 2012	Ongoing	–	–
11	Amendment of Gunii Hooloi Pipeline DEIA	Ongoing	–	–
12	Dalan Shar lime stone DEIA	Completed	Ongoing	–

4.2.5	Shivee West (100% Entrée)

Lookout Hill West is owned 100% by Entrée and covers 35,172 ha. The property now includes only the western portion of the Shivee Tolgoi ML and no longer includes the Togoot licence as it was sold to a private Mongolian group in late 2011Error! Reference source not found.

Entrée retains 100% of the mineral rights on the western portion of the Shivee Tolgoi ML. The grant of the Shivee Tolgoi mining licence allows Entrée to continue to investigate the potential of Shivee West without facing imminent licence expiry. The boundaries of the portions of the Shivee licence which are 100% held by Entrée are defined by latitude and longitude coordinates and these are listed in Table 4.4.

Table 4.4	Lookout Hill West (100% Entrée) Boundary Coordinates

ML	Lat./Long. (WGS 84 (MONREF-97); ° “ ‘)
	Point	Latitude	Longitude
15226A (Shivee Tolgoi West)	1	43 08 1.4 N	106 30 1.4 E
	2	43 08 1.4 N	106 47 31.4 E
	3	43 00 1.4 N	106 47 31.4 E
	4	43 00 1.4 N	106 30 1.4 E

Point 1 fr each ML corresponds with the northwestern corner of the ML; remaining points are cited in a clockwise direction.

4.2.6	Exploration and Mining Title in Mongolia

Mongolian exploration licences are maintained in good standing by payment to the Mineral Resources and Petroleum Authority of Mongolia of set annual fees escalating from $0.10 to $1.50/ha over the course of the up to 9 year tenure. A property can be reduced in size selectively on application to the Cadastre office of the Mineral Resources and Petroleum Authority of Mongolia (the Cadastre is the central registry for land in Mongolia). Application to convert a Mongolian exploration licence into a mining licence can be made at any time prior to licence expiry. Conversion of a licence to explore for minerals to a licence to mine or develop a property in order to exploit minerals is commenced by review and Government approval of a defined Mineral Resource or Reserve and then filing a formal application together with the reserve approval. A mining licence may be granted for up to 30 years, plus two subsequent 20 year terms (cumulative total of 70 years).

Payments to maintain mining and exploration licences in Mongolia are payable in advance on an annual basis according to the schedule shown in Table 4.5. A summary of the Lookout Hill licences and their renewal status is shown in Table 4.1 under the Property Description section.

Table 4.5	Mining Licence Annual Fees

Years of Licence	Mining Licence Cost a Hectare (US$)
1	15.00
2	15.00
3	15.00
4	15.00
5	15.00
6	15.00
7	15.00
8	15.00
9	15.00

Beyond Year 9 of a mining licence, the licence fee remains $US15 a hectare for minerals.

Royalties potentially payable to the GOM are governed by Article 47 of the Minerals Law of Mongolia. Pursuant to the Minerals Law, the GOM assesses royalties of: 5% on the sale value of all metallic minerals (except placer gold) mined in the country; 7.5% of the sales value of gold extracted from placer; and 2.5% on coal and common Mineral Resources.

In May 2006, Mongolia introduced new levies comprising a corporate income tax of 25% on annual incomes over 3 billion tugrugs. In addition, a Windfall Profits law imposes a higher incremental tax rate of 68%, when copper prices reach US$2,600/t ($1.18/lb), and when gold reaches US$50/oz. In August 2009, the Mongolian Parliament approved amendments to four laws, including the insertion of a sunset provision to cancel the 3 year old, 68% windfall profits tax on copper and gold effective 1 January 2011.

4.2.7	Surface Rights and Permits

Mongolian Mining Law allows, through grant of the MLs, Entrée the right to access and explore, subject to land use agreements and fees with the local soums (districts).

4.2.8	Environmental and Socio-Economic Issues

Entrée is fully compliant with Mongolian exploration regulations. All phases of the Company’s operations are subject to the Minerals Law of Mongolia, Land Law and the Law on Environmental Protection as well as the various Taxation Laws.

In Mongolia, work on exploration licences requires filing an annual exploration work plan at the beginning of the year and providing a summary report to the local soum (the local Mongolian equivalent of a township or district). The Lookout Hill Property is affiliated with two soums, Khanbogd and Bayan Ovoo. A second report must also be filed upon the conclusion of activities that includes a discussion of environmental impacts. In addition, companies are required to post a bond equal to 50% of the total estimated cost of any anticipated environmental reclamation, which is refunded upon completion of the reclamation work. A copy of the environmental plan must be delivered to the local soum (but is not approved by the soum) and the environmental bond is placed with a soum government account.

Mining licences require further environmental and social studies in the form of an environmental impact assessment and an environmental protection plan when the licence is granted.

The soums must also be paid for water and road usage. Payments are computed at the end of each calendar year based on the extent of use. Even if the Company relinquishes its licences, it remains responsible for any required reclamation. Entrée states that at the time of this report, it is in compliance with all environmental requirements.

There are few inhabitants living within the boundaries of the Lookout Hill Property and no towns or villages of significant size. The people who do live there are mostly nomadic herders.

Entrée is currently engaged in a small program of basic infrastructure improvements to assist the nearby communities in the vicinity of the Lookout Hill Property. In addition, Entrée maintains close contact with the district soums as part of their community relations efforts.

4.2.9	Risk Assessment

The Law of Mongolia on Environmental Impact Assessment (2001) and the guidelines issued for the IMMI EIA (2001) require the inclusion of a risk assessment in project documentation. “Risk assessment” means identification and prediction of the possible emergencies and accidents that could occur during the production process or natural disasters, and elimination and mitigation of their consequences.

4.2.10	Ongoing Work

A complete list of outstanding work to be completed at various stages of development, and current status, is included in the report. Key work includes baseline studies and assessment of project-related impacts along the access road corridor from Mongolia-China border to Wuyuan, China; wildlife population dynamics, habitat use, ecology and migratory habits of key species within the region; transboundary issues, cumulative effects, human health risks, and noise effects; and continued evaluation of acid mine drainage and metal leachate potential, hydrology, water quality of surface water occurrences, groundwater resources, air quality, soil chemistry; and projected impacts. Completion of this work will aid in customizing and improving existing environmental management and monitoring plans as part of an Adaptive Environmental Management System.

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1	Access

The Oyu Tolgoi Project is in the Aimag of Omnogovi, located in the South Gobi region of Mongolia. The property is approximately 550 km south of the capital city, Ulaanbaatar, and 80 km north of the border with China (Figure 5.1).

The topography largely consists of gravel-covered plains, with low hills along the northern and western lease borders. Small, scattered rock outcrops and colluvial talus are widespread within the northern, western, and southern parts of the property.

The Project hosts a series of copper-gold mineralized deposits in a Palaeozoic porphyry system.

Figure 5.1	Project Location Map

The Project is centered at approximately latitude 43°00'45"N, longitude 106°51'15"E or UTM coordinates 4764000 N and 651000 E with datum set to WGS-84, Zone 48N. The Southern Oyu and Hugo Dummett Deposits are the principal zones of mineralization defined on the Project and these occur within a north-north-east trending, 1 km wide mineralized “corridor” in the central portion of the Project at elevations ranging from approximately 1,140 masl to 1,215 masl.

5.1.1	Regional Centers and Infrastructure

There are a number of communities in the South Gobi region. The most prominent is Dalanzadgad, population 15,000, which is the administrative center of the Omnogovi Aimag and is 220 km north-west of the Oyu Tolgoi property. Facilities at Dalanzadgad include a regional hospital, tertiary technical colleges, a domestic airport, and a 6 MW capacity coal-fired power station. OT LLC envisions that Dalanzadgad may be suitable as a regional center for recruiting and training. The closest community to the property is Khanbogd, the center of the Khanbogd soum. Khanbogd has a population of approximately 2,500 and is 35 km to the east. Other communities relatively near to the project include Mandalgovi (population 13,500), the capital of the Dundgovi aimag, 310 km north of the project on the road to Ulaanbaatar, Bayan Ovoo (population 1,600), 55 km to the west, and Manlai (population 2,400), 150 km to the north.

5.1.2	Transportation Infrastructure

Access to the property from the Mongolian capital, Ulaanbaatar, is possible either by an unpaved road, via Mandalgovi, a 12 hour drive under good conditions, or by air. Oyu Tolgoi LLC has constructed a 2,000 m long gravel airstrip at the site and routinely receives flights from Ulaanbaatar. The Trans-Mongolian Railway crosses the Mongolia-China border approximately 420 km east of the property, traversing the country from south-east to north-west through Ulaanbaatar to the border with Russia. At the Mongolian-Chinese border the rail gauge changes from the Russian standard to the Chinese standard. A desert trail connects the rail line at Sainshand to the site.

The Chinese government has upgraded 226 km of road from Ganqimaodao to Wuyuan, providing a direct road link between the Mongolian border crossing at Gushaan Suhait, 80 km south of Oyu Tolgoi, and the Trans-China Railway system. A rough track/trail crosses the desert from the Mongolian border to the site.

Ulaanbaatar has an international airport, and Mandalgovi and Dalanzadgad have regional airports. There is currently charter air service between the site and Ulaanbaatar. The closest regional airport in China is at Hohhot. There are no airport facilities at Wuyuan or Bayan Obo.

5.1.3	Power Supply

The supply of power has been recognized as being critical to the execution of the Project in the IA. OT LLC has been given the right to import power initially but must secure power from sources within Mongolia from the fourth year of operation.

Power is currently assumed in the IDOP Technical Report to be initially imported from Inner Mongolia and sourced from a power station constructed by OT LLC by the fourth year of operation in accordance with the terms of the Investment Agreement.

OT LLC is currently considering a range of options to ensure a reliable and efficient power supply after Year 4. Central to their considerations are two options:

•
Option 1 – Build a coal-fired power plant (four 150 MW units) at site. A feasibility study and detailed drawings for power plant with three 150 МW units capacity have already been completed. This study will need to be re-worked to reflect the addition of another generator and auxiliaries.

•
Option 2 – Build a coal-fired power plant (four 150 MW units) at the Tavan Tolgoi project site and erect a double-circuit 220 kV transmission line to the Project site. With the power plant at his location, the feasibility study would need to address changes in capacity, water supply, and other design issues, as well the 140 km long 220 kV transmission line.

OT LLC’s preferred option is to pursue the accelerated construction of a power station at OT LLC with construction to commence as soon as all stakeholders agree. OT LLC intends to seek approval from the board for an accelerated program if GOM permits are approved.

5.2	Climate, Hydrology and Physiology

5.2.1	Climate

The South Gobi region has a continental, semi-desert climate. The spring and autumn seasons are cool, summers are hot, and winters are cold. Typical of desert climates, the site has low average humidity and significant variations in daily temperatures.

Knight Piésold conducted an extensive evaluation of the available climatic information for the project area using regional data from bibliographical sources and local data from nearby climate stations.

The climatic conditions are such that the operating season for the Project will cover the entire year on a continuous shift basis. Minor disruptions are expected and have been allowed for in the estimates of the Project operating hours.

5.2.1.1	Data Sources

Data were derived primarily from climatic records for Byan Ovoo, approximately 75 km west of Oyu Tolgoi, and from 2 years of available Oyu Tolgoi site data. Although these data have some limitations they are considered adequate for use in design. Data were also obtained from Khanbogd, approximately 45 km north-east of the site, Dalanzadgad, 220 km north-west, and Hailutu, 200 km south-west, but the information from Byan Ovoo was deemed the most representative of conditions at Oyu Tolgoi.

5.2.1.2	Air Temperature

Temperatures range from an extreme maximum of about 50°C to an extreme minimum of about -34°C. The typical air temperature in winter fluctuates between 6°C and -21°C. In the coldest month, January, the average temperature is -12°C. Data from Byan Ovoo are shown in Table 5.1.

Table 5.1	Monthly Temperatures (°C) Based on Byan Ovoo Data

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Minimum	-34	-33	-25	-22	-13	0.4	4	2	-4	-20	-26	-33
Average	-12	-8	-0.4	9	17	23	25	22	16	7	-2	-10
Maximum	9	16	24	31	38	49	40	39	39	30	25	14

5.2.1.3	Relative Humidity

The average relative humidity ranges from 18.7% in May to 53.3% in January. Daily relative humidity is dependent on current temperature and varies considerably. Table 5.2 shows monthly relative humidity statistics using the calculated hourly averages from the site weather station. The design relative humidity for summer is based on an analysis of the July 2002 and 2003 hourly temperatures and corresponding relative humidity values. The design relative humidity for a 1 July temperature of 34.5°C is 15.1%.

Table 5.2	Monthly Relative Humidity

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Minimum	19	12	3	2	1	1	4	8	1	2	5	10
Average	53	38	23	24	18	31	37	36	34	30	40	43
Maximum	81	67	88	89	100	96	100	100	100	81	85	80

5.2.1.4	Ground Temperature

From the data available to date, the minimum recorded ground temperature is -39°C and the maximum is 70°C. Table 5.3 shows the design freezing depths at the site based on the Mongolian Climate Data and Geophysical Parameters for Use in Construction Design Code Document No. CNR 2.01-01-93.

Table 5.3	Design Soil Freezing Depths

Soil Type	Freezing Depth (m)
Clayey soil	1.5
Sandy soil	1.9
Gravely soil	2.2

5.2.1.5	Solar Radiation

Solar radiation data have been collected at the Oyu Tolgoi site station since 2002. Solar radiation is measured in W/m2 and fluctuates during the day, ranging from 0 W/m2 at night and peaking soon after mid-day. The average daily maximum for the 2 years of data available is 655 W/m2, the highest daily maximum is 1,030 W/m2, and the lowest daily maximum is 76 W/m2.

Maximum levels of solar radiation are lower during the winter. The average daily maximum is 429 W/m2 for January and 859 W/m2 for July.

5.2.1.6	Precipitation

Average annual precipitation is 57 mm/a, 90% of which falls as rain and the rest as snow. Snowfall accumulations rarely exceed 50 mm. Maximum rainfall events of up to 43 mm/h for a 1-in-10 year, 10 minute storm event have been recorded. In an average year, rainfalls occur on only 19 days, and snow falls on 10 to 15 days. The ground snow load is 0.1 kPa. Monthly rainfall data are shown in Table 5.4 and Table 5.5. Both tables are derived from Byan Ovoo data for 1975 to 2002.

Table 5.4	Rainfall Summary (mm)

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec	Total
Maximum daily	2.1	3.8	4.4	10.4	19.0	16.2	29.5	102.0	19.2	4.0	4.3	1.5	-
Average monthly	0.4	0.4	0.8	1.4	3.1	8.1	18.1	17.8	5.0	0.9	0.6	0.2	56.8
Average rain days per month	0.6	0.6	1.0	0.8	1.5	3.0	4.5	3.9	1.4	0.6	0.7	0.4	19.0

Table 5.5	Rainfall Intensities (mm/h)

Return Interval Duration	1 in 2 Years	1 in 10 Years	1 in 20 Years	1 in 50 Years	1 in 100 Years	1 in 500 Years
10 minutes	15.4	44.2	63.5	99.8	138.3	284.2
30 minutes	10.0	28.7	41.3	64.8	89.9	187.7
60 minutes	6.8	19.5	28.0	44.0	60.9	125.2
2 hours	4.3	12.3	17.7	27.8	38.6	79.3
3 hours	3.2	9.2	13.3	20.9	28.9	59.4
6 hours	1.9	5.5	7.9	12.4	17.2	35.4
12 hours	1.1	3.2	4.6	7.3	10.1	20.7
24 hours	0.7	1.9	2.7	4.2	5.9	12.0
48 hours	0.4	1.1	1.5	2.3	3.2	6.3
72 hours	0.3	0.8	1.0	1.6	2.2	4.2

5.2.1.7	Thunderstorms and Lightning

Local records indicate that thunderstorms are likely to occur from 2 to 8 days each year at Oyu Tolgoi. Electrical activity generally totals about 29 hours each year. An average storm will have up to 83 lightning flashes a minute.

5.2.1.8	Evaporation

Given the importance of this variable for determining project water requirements, a number of different methods were used to generate and analyse evaporation data to determine design levels. The results are summarized in Table 5.6. It should be noted that site measurements are ongoing to confirm these results.

Table 5.6	Design Evaporation Data

Month	Sublimation (Waterbodies Frozen in Winter) (mm)	Evaporation
		Winter	Summer
		(Open Waterbodies) (mm)
January	22	82	-
February	41	101	-
March	-	-	142
April	-	-	256
May	-	-	439
June	-	-	378
July	-	-	382
August	-	-	285
September	-	-	192
October	-	-	132
November	53	11	-
December	27	88	-
Total Water Loss: Sublimation + Evaporation = 2,349 mm

5.2.1.9	Wind Loading and Dust Generation

Wind is usually present at the site, predominantly from the north. Very high winds are accompanied by sandstorms that often severely reduce visibility for several hours at a time. At present, site-specific wind monitoring data are available for only a short period of time, less than a year. Based on regional information, windstorms can have gusts up to 50 m/s. Snowstorms and blizzards with winds up to 40 m/s occur in the Gobi region for 5 to 8 days each Winter. Spring dust storms are far more frequent and can continue through June and July. The average storm duration is 6 to 7 hours. An average of 120 hours of dust storm activity and 220 hours of drifting dust are recorded each year.

Based on the Mongolian Code, the Basic Wind Speed is 34 m/s. Maximum 1 hour speeds recorded at Byan Ovoo are shown in Table 5.7. The number of dust days per year is shown in Table 5.8.

Table 5.7	Maximum One-Hour Wind Speeds (m/s) at Byan Ovoo

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
Maximum wind speed	13.4	14.0	15.4	18.1	16.6	16.2	16.3	14.8	16.0	18.6	19.3	14.5

Table 5.8	Frequency of Dust Storms in the Gobi Desert

	Jan	Feb	Mar	Apr	May	Jun	Jul	Aug	Sep	Oct	Nov	Dec
No. of days	0.7	1.0	2.4	4.7	4.1	1.5	1.0	0.4	0.6	0.7	1.9	0.7

5.2.2	Hydrology and Surface Water Quality

The Oyu Tolgoi Project area is located within the closed Central Asian drainage basin and has no outflow to the ocean. Most riverbeds in this drainage basin are ephemeral creeks that remain dry most times of the year. The Umdai River is the most significant hydrological feature of the project area. A tributary of the river passes through the site.

Flows after heavy summer rainstorms often result in very turbulent, high-velocity mud flows, locally termed “Gobian wild floods.” These floods have been known to destroy road crossings and to carry away vehicles caught in the riverbeds. No surface flow data are available for these isolated and episodic flood events. During exploration, only two such events were experienced from 2002 to 2009. Further discussions with locals indicate these events can occur yearly (excluding current drought conditions).

Shallow springs are used by wildlife and livestock as drinking water sources. Migratory wildlife movements during summer months in the Gobi are likely to be dictated by the presence of surface water in natural springs.

Water quality baseline data for surface waters throughout the project area, access road corridor, and aquifer areas are being collected through current monitoring programs.  This information will be established prior to project development as a basis for assessing potential project-related impacts on surface water quality during routine monitoring.

Potential impacts on surface water systems in the project area will include local changes to natural flow paths and depletion of springs, ephemeral wetlands, and salt-marshes from project development and operation activities. The mitigation and design work with regard to surface water focused on the potential impacts to surface water quality include increased sedimentation and risk of pollution of springs, ephemeral wetlands, and salt-marshes from increased erosion, contaminated dust fallout, contaminant spills, and accidents associated with project construction and operational activities.

Fugitive dust control management plans and spill management systems are being developed to avoid and mitigate potential impacts to air and surface water quality. These studies will be used to mitigate impacts that may result in loss of wildlife habitat, decrease in wildlife health, and decrease in wildlife population because of higher mortality rates.

On and off-site infrastructure associated with the upgrading of road facilities at the site and along the corridor include the formation of dedicated stream crossings, which may reduce the number of undefined and informal crossings that now exist along tracks within the corridor.

5.2.2.1	Hydrogeology and Groundwater Quality

Detailed groundwater investigations to date have been concentrated in the Gunii Hooloi, Galbyn Gobi, and Nariin Zag aquifer areas to assess the potential to meet the Project’s estimated water demand. Groundwater investigations conducted in the mine licence area focused on assessment of required dewatering rates for mine works and the potential to meet the Project’s camp and construction water demands. Process water supply has been registered and will be piped from the Gunii Hooloi basin to the north-west of the project area. Current studies are ongoing at site to confirm groundwater model predictions with respect to dewatering of the pit and underground and groundwater environmental impacts.

5.2.3	Soils

Six soil types were identified in the 2002 field surveys, all containing low nutrient content and ranging from medium to high alkalinity. Soils in elevated areas contain a high proportion of rock fragments throughout poorly developed horizons. Sandy alluvium over preserved brown loams covers the valleys and steppe areas, providing an indication of the major impact of wind and dusting on soil development. The sandy valley and steppe soils are generally non-saline. Further baseline work within the project area is continuing to further classify soil chemistry so that potential changes resulting from project development can be assessed.

5.2.4	Vegetation

The flora in the Oyu Tolgoi Project area has been classified as representative of the eastern region of the Gobi Central Zone within the Central Asian Greater Zone. Vegetation tends to be homogenous across the Eastern Gobi Desert Steppe and consists of drought-tolerant shrubs and thinly distributed low grasses. Four rare plant species occur within the mine licence area. Some shrubs are used for cooking and heating fires in “ger” dwellings. However, pressure from human use is lower near

Oyu Tolgoi due to the low population density. Vegetation in the region serves as wildlife habitat and food source for migrating wildlife and livestock.

Studies will continue to mitigate potential impacts on vegetation cover and health, and include permanent removal of vegetation cover for the development of project facilities and infrastructure, i.e. open pit, plant site, rock piles, mine roads, tailings storage facility, borrow areas, access road, and power line; and temporary removal and disturbance of vegetation cover for development of underground mines and the water resource pipeline and borefield. Mitigation and monitoring plans will be implemented and updated through operations to continually find ways to reduce these impacts.

5.2.5	Fauna

The fauna of Mongolia is represented in the north by forest-steppe species of Eurasia and in the south by desert species of Central Asia. The central belt of Mongolia is a transitional zone that includes both. The desert fauna of the Gobi region is extremely diverse, with many species typical of the Central Asian desert. The low population density and isolation of the southern Gobi region of Mongolia has resulted in the survival of several endangered species that no longer exist in neighbouring countries. Although the entire project area serves as habitat for reptiles and to migratory mammals and birds, low sandy dunes areas, and shrublands provide habitat to distinct wildlife communities.

Many of the larger mammals found within the general project area are rare and endangered species. Several species with conservation significance have been recorded along the border corridor access (MNE, 1997). Two species (the Asiatic wild ass and black-tailed gazelle), listed as threatened, were sited and recorded in the access road corridor and Galbyn Gobi aquifer area.

OT LLC is dedicated to continued mitigation of impacts on fauna associated with the development of the project including changes in abundance, geographic distribution, and productivity at the species and ecosystem level. Wildlife management plans will be developed along with local authorities and government bodies to minimize these impacts. These plans will include initiation of wildlife research programs with Mongolian research facilities to gain a better understanding of wildlife populations, migration, and species diversity.

5.2.6	Protected Areas

The Small Gobi Strictly Protected Area (SGSPA) is approximately 80 km south of the mine licence area, on the Mongolia-China border. The access road corridor traverses through 13 km of the protected area. With the acceptance of the EIA for the corridor in June 2004, OT LLC has received approval to cross through this area.

5.2.7	Land Use

The land surrounding the mine licence area is predominantly used for nomadic herding of goats, camels, and sheep by small family units. Use is based on informal traditional Mongolian principles of shared grazing rights with limited land tenure for semi-permanent winter shelters and other improvements. Initiation of the herder support program has reduced the incidence of land use conflict between current mineral exploration and grazing practices. The project intends to maintain coexistence of traditional grazing practices and mineral development except where there is a risk to public safety or livestock.

5.2.8	Closure and Reclamation

As part of overall project planning, OT LLC has prepared a preliminary reclamation and closure plan. Certain features of the mine, such as the open pit, waste dums, and tailings impoundment, will create permanent changes to the current landscape that cannot be completely remedied through reclamation. The closure plan will; however, ensure that these disturbed areas are seismically and chemically stable as to limit the ecological impacts to the surrounding water, air, and land.

The closure plan for the Project will address the socio-economic impacts of the mine closure considering that the existence and economic survival of some communities may have become dependent on the Project. Issues include ongoing environmental management during and after reclamation, loss of jobs, and socio-economic impact to the region.

The primary reclamation objectives is to develop the mine in a manner that prevents leaving an unsustainable environmental legacy and that considers community input and values. Other key objectives are as follows:

•	Protect public health and safety during all stages of project development.

•	Prevent or mitigate environmental degradation caused by mining-related activities.

•	Return the maximum amount of disturbed land to pre-mining conditions suitable for nomadic herdsmen and their grazing animals.

•	Secure the open pit areas, subsidence zones, waste dumps, and tailings storage facilities to ensure public and environmental safety.

•
Plan and implement reclamation techniques that eliminate the need for long-term maintenance presence on site and permit OT LLC to “walk away” from the reclaimed mine with no environmental or social encumbrances.

Oyu Tolgoi LLC will develop environmental monitoring plans, including proposed activities and schedules, to ensure that environmental parameters meet the criteria, standards, and limits laid out in the EIA and Environmental Protection Plan. In accordance with Mongolian law, OT LLC will undertake monitoring at it’s own expense using approved methods and accredited facilities. The monitoring will permit procedures and activities to be adjusted and/or modified as necessary to ensure optimal environmental protection.

Parameters to be monitored during the closure and post-closure phases of the mine include the following:

•	Surface water and groundwater quality.

•	Physical stability of tailings deposits.

•	Physical stability of the river water diversion dike, waste rock dumps, drainage ditches, and concrete shaft/raise caps.

•	Isolation of open pit voids and unfilled subsidence zones, including status of open water and erosion controls.

•	Success of indigenous revegetation, including remediation as required until proven to be self-sustaining.

•	Condition of groundwater monitoring wells, piezometers, survey monuments, and other instrumentation.

•	Effectiveness of dust-control measures on waste rock, tailings storage facility (TSF), and other waste areas with specific attention to potential wind-blown contaminant sources.

5.3	Seismic Zone and Risk

OT LLC reported in IDOP that a seismic hazard assessment of the Oyu Tolgoi site was completed. The seismicity of the Oyu Tolgoi site was determined to be low, and the seismicity of eastern Mongolia is generally low. However, to the west of Oyu Tolgoi lies the Mongolian Altai – a tectonically active mountain range stretching 1,700 km from south-west Siberia to the Gobi Desert. The easternmost extension of the Mongolian Altai is known as the Gobi Altai, which dies out approximately 50 km to 100 km west of Oyu Tolgoi.

The Research Center for Astronomy and Geophysics of Academy of Science (Seismology Center) is responsible for assessing seismology in Mongolia. OT LLC appointed the Seismology Center to perform a seismic assessment for the project that was incorporated into the assessment.

6	HISTORY

6.1	Introduction

Mining legislation that was drafted in Mongolia in the early to mid-1990s sparked exploration of the southern Gobi region in what became known as the “South Mongolian (porphyry) copper–gold belt’”. The area was evaluated by a number of companies, including Magma Copper Company, which, in 1995, targeted the area of the Oyu Tolgoi deposits. Following a corporate takeover, the work by Magma was continued by BHP Exploration Ltd. By 1999, a significant copper–gold resource had been identified at Oyu Tolgoi (Perelló et al., 2001). At the end of this period, Ivanhoe acquired BHP’s interest in the Oyu Tolgoi Project.

During the period 1996 to 1999, BHP also conducted preliminary geological investigations and some reconnaissance geophysical work in other areas, including areas within the Lookout Hill Property. The three MLs that formerly comprised the Property were acquired by a private Mongolian group (Mongol Gazar) in March and April 2001, who subsequently completed grid surveying, soil sampling and shallow gradient-type IP geophysical surveys. This work was primarily in the area of Zones I and III in the western portion of the Shivee Tolgoi ML.

The Lookout Hill property was first optioned from Mongol Gazar by Entrée in July 2002 and later 100% interest was purchased. Entrée initially focused on Zones I, II, III, and on the copper showings near Bayan Ovoo. Other areas such as Ring Dyke and West Grid were targeted based on results from ground geophysical surveys (magnetometer and IP surveys), mapping, rock and soil geochemical sampling, reverse-circulation and core drilling. The Shivee Tolgoi Mineral Exploration Licence (MEL) was the focus of most of the work until 2008 when coal discoveries on the Togoot MEL became the primary target.

These areas as well as those of prior exploration campaigns are shown inFigure 6.1 below. The earlier exploration programs are covered in detail in previous technical reports on SEDAR (e.g. Cann, 2004; Cherrywell, 2005; Panteleyev, 2005; Vann et al., 2008).

6.2	Joint Venture Property

In late 2002, drilling by Ivanhoe north of the Central Zone on the adjacent Oyu Tolgoi Project intersected 638 m of bornite–chalcopyrite-rich mineralization in OTD-270 and marked the discovery of the Hugo Dummett Deposit. As exploration continued to the north it appeared that the Hugo North Deposit might extend onto the Shivee Tolgoi MEL and in October 2004 Entrée entered into an Earn-In Agreement with Ivanhoe in which Ivanhoe was the operator. Details of the discovery of the Hugo North Extension Deposit on the Shivee Tolgoi ML and the drilling that supports the current resource can be found in the March 2007 technical report (Cinits and Parker, 2007).

Prior to the agreement between Entrée and Ivanhoe in 2002 to 2004, Entrée mapped, prospected, completed extensive soil sampling and conducted IP, gravity and magnetometer surveys over the area immediately north of the Entrée-OT LLC property boundary. After signing the agreement, all work was conducted by OT LLC, the project operator.

On the Javhlant MEL, work began drill testing chargeability anomalies for deep mineralization similar to that in the Hugo North deposits and the Oyu South deposits in March 2007. Copper, gold and molybdenum mineralization was intersected in a number of holes but an intercept of 501.2 m of 0.50% Cu, 0.29 g/t Au and 182 ppm Mo in EJD0008 indicated the significant potential in this area. As geological understanding of the deposit increased, it was clear that early, weakly-mineralized holes at the north end of the deposit were too shallow and subsequent deepening of these holes confirmed mineralization continued but deepened to the north. Since the start of Heruga drilling in 2007, 42 holes totalling 53,765 m have been completed on the Heruga deposit. Of those, 14 diamond drillholes totalling 22,190.8 m were completed on the Heruga deposit in 2008 to better delineate the deposit for an Inferred Mineral Resource estimate completed in 2009.

In October 2009, the Shivee Tolgoi and Javhlant MELs were converted to mining licences with an initial 30 year term. In October 2009, Ivanhoe, OT LLC and Rio Tinto PLC signed an Investment Agreement (IA) with the GOM. The IA defines the fiscal and regulatory environment the Project will operate in and brings the GOM into the Project as a 34% equity owner of OT LLC with the option to increase their equity holding by a further 16% after 30 years providing terms can be reached with Ivanhoe at that time. At the time of signing, there remained a number of conditions precedent to the agreement becoming effective. On 31 March 2010 Ivanhoe announced that the conditions precedent to the Investment Agreement had been met and confirmed by the GOM.

From June to November 2009 an extensive geophysical survey was completed over Hugo North Extension and over Heruga using the proprietary deep-penetrating IP system. The results were used to target additional drilling, primarily deepening exisiting holes to test deeper anomalies. Two diamond drillholes were completed to test the South Heruga IP anomaly. Exploration on this target continues to date.

6.3	Shivee West Property (100% Entrée)

In 2001, a private Mongolian company, Mongol Gazar, acquired the mineral exploration licences comprising the Shivee Tolgoi Property. Entrée began exploring the property in July 2002, and acquired the property outright from Mongol Gazar in November 2003. Field work during these 2 years included prospecting, soil geochemical sampling of seven separate areas, chip sampling and some orientation silt and pan concentrate sampling in selected areas. Five areas were subject to 239.2 line km of pole dipole IP surveying, and 255.8 line km of magnetometer surveying. Gravity surveying (85.1 line km) was carried out over the Copper Flats Grid located north of the Oyu Tolgoi Property, and on selected lines over Main Grid Zones I and II. Geological mapping was done at 1:2,000 scale over the Main Grid Zone III, 1:5,000 scale over X-Grid (Oortsog, east of Oyu Tolgoi), and 1:10,000 scale on the Copper Flats Grid. Three trenches totalling 546 m were excavated on Main Grid Zone III. Follow-up work by Entrée during 2004 comprised ground geophysical surveys and diamond drilling on the Copper Flats Grid, Zone I, Zone III, and Oortsog.

Figure 6.1	Exploration Targets, Lookout Hill Property

Subsequent to the Earn-in Agreement with OT LLC, Entrée continued evaluation of Shivee West, exploring the Devonian stratigraphy on its 100% owned western portion of the Shivee Tolgoi MEL, as well as the copper showings on the previously held Togoot MEL. From 2005 to 2011 exploration on Shivee West included satellite image interpretation, reconnaissance exploration, geophysical surveys (IP, gravity, airborne magnetics and radiometrics, and ground magnetics), detailed geological mapping, rock sampling, soil and MMI sampling, trenching, diamond and reverse-circulation drilling. Details on the earlier exploration can be found in previous technical reports (Cann, 2004; Cherrywell, 2005; Panteleyev, 2005) and are on SEDAR. A summary table of work done on Shivee West is provided below (Table 6.1).

Exploration work on Shivee West was undertaken in 2010 and 2011 by Entrée’s technical team, led by Robert Cann and James R. Foster. This work is further detailed in Section 9.1 of this report.

In November 2011, the Togoot licence was sold to a private Mongolian company for cash consideration of approximately $1.6 million. OT LLC did not exercise its right of first refusal with respect to the sale.

Table 6.1	Exploration Summary JV property and Shivee West 2002 - 2011

Year	Contractor	Company	Type of Exploration Activity	Quantity
2002		Entrée	Prospecting and reconnaissance lithogeochemistry	75 samples
2002		Entrée	Trenching Zone III (576 m)	450 chip samples
2002	SJ Geophysics	Entrée	IP survey using pole-dipole array and 50 m electrode spacing. 2 initial lines.	7 to 8 line-km
2002 to 2003		Entrée	Soil geochemistry. Samples every 50 m along lines; 5 lines 200 m apart with another 11 lines 100 m apart.	2140 samples
2003	Scott Geophysics	Entrée	IP survey using pole-dipole array and 50 m to 100 m electrode spacing. Lines spaced 200 m apart.	109 line-km
2003	Scott Geophysics	Entrée	Ground magnetics survey. Readings 12.5 m along the lines. 10 lines spaced 100 m apart and 5 lines 200 m apart.	55.4 line-km
2003 to 2004	Abitibi Geophysics	Entrée	Gravity survey. 16 lines spaced 200 m apart.	114 line-km
2004	XDM	Entrée	1: 10 000 scale geological mapping.
2004	Can Asia Drilling	Entrée	Diamond drilling at the x-Grid (Oortsog) Prospect	6 holes - 573 m
2004 to 2005	OT LLC.	Entrée–OT LLC	Gradient array IP survey. 56 lines spaced 100 m; 11 km A-B electrode spacing initially then 1.2 km, 2 km , 3.1 km, 5 km and 6.6 km electrode spacing in smaller areas.	Approximately 1562 line-km
2005	OT LLC.	Entrée–OT LLC
Diamond and RC drilling. Diamond drilling on sections 150 m apart with a nominal 75 m vertical spacing of pierce points.  RC drilling used to define bedrock geology and as a geochemical exploration tool.
55 holes – 43 800 m diamond drill; 57 holes - 3700 m RC
2005		Entrée	Acquisition and analysis of Aster satellite imagery
2005	CanAsia Drilling and AIDD	Entrée	Diamond drilling	26 holes -14 018.31 m
2005	Quantec Geoscience	Entrée	IP and resistivity surveys	250 line-km

Year	Contractor	Company	Type of Exploration Activity	Quantity
2006	OT LLC.	Entrée–OT LLC	Geophysical survey interpretation
2006	OT LLC.	Entrée–OT LLC	Quarried rock for use as aggregate in concrete for the shaft foundations and lining at Oyu Tolgoi; operations discontinued
2006	OT LLC.	Entrée–OT LLC
Diamond and RC drilling.  Includes 12 400 m on the zone east of the proposed Northern Airport location (Ulaan Khud); approximately 26 400 m on the Hugo North Extension and 1200 m of geophysical drilling (collared in ST and drilled back into Hugo North)
40 215 m of core and 850 m of RC
2006	Major Drilling	Entrée	Diamond drilling	11 holes - 8614.1 m
2006	AIDD	Entrée	RC drilling	18 holes - 3290.0 m
2006		Entrée	Geological mapping at 1:10 000 scale
2006		Entrée	Gradient IP and resistivity geophysical surveys	40 line-km
2006		Entrée	Reconnaissance exploration; 16 targets on Shivee Tolgoi and Togoot.	624 rock chip samples
2006	Dr. Sharon Carr	Entrée	Detailed structural and stratigraphic analysis of Devonian Wedge prospect
2006		Entrée	Mobile metal ion (MMI) soil sampling	31 samples
2006	PCIGR, UBC/ Geochron Lab, U of T	Entrée	Age dating	8 samples
2006	PetraScience Consultants Inc.	Entrée	Petrographic and spectral analysis	34 drill core samples and 15 rock samples
2007	Dr. Sharon Carr	Entrée	Detailed structural and stratigraphic analysis of Khoyor Mod prospect
2007	Major and AIDD	Entrée	Diamond drilling	17 holes - 7712 m
2007	Geocad	Entrée	Grid surveying	Approx 178 line-km
2007	Geosan	Entrée	Ground magnetometer surveying	1739 line-km
2007	Geosan	Entrée	Airborne magnetic surveying	5890 line-km
2007	XDM	Entrée	1: 20 000 and 10 000 scale geological mapping.
2007		Entrée	Soil sampling	3859 samples
2007		Entrée	MMI soil sampling	2065 samples
2007		Entrée	Excavator trenching + samples	970 m, 485 samples
2007	Major Drilling	OT LLC	Diamond drilling – Ulaan Khud	3 holes 878 m
2007	Major Drilling	OT LLC	Diamond drilling – Heruga	27 holes – 27 422 m
2007	Major Drilling	OT LLC	Geotech drilling – Shivee Tolgoi	3 holes - 6247.2 m
2008	AIDD	Entrée	Diamond drilling	3 holes - 955 m
2008		OT LLC	Ground magnetometer survey – Heruga & Hugo North Ext’n	44.2 line-km
2008	Major Drilling	OT LLC	Diamond drilling – Heruga	14 holes - 24,234 m
2008	Major Drilling	OT LLC	Diamond drilling – Ulaan Khud	1 hole - 721 m
2010		Entrée	Mapping - 1:10,000 and 1:2,000 scales
2010		Entrée	MMI soil sampling	4,610 samples
2010		Entrée	rock sampling	131 samples

Year	Contractor	Company	Type of Exploration Activity	Quantity
2010		Entrée	Whole rock sampling	34 samples
2010		Entrée	Excavator trenching + samples	107 m, 5 samples
2010	Geosan	Entrée	gravity surveying	47 line-km
2010	Geosan	Entrée	IP surveying	183 line-km
2010	Major and AIDD	Entrée	Diamond drilling	11 holes - 11,634 m
2011		Entrée	Mapping - 1:10,000 and 1:2,000 scales
2011		Entrée	rock sampling	17 samples
2011		Entrée	Whole rock sampling	14 samples
2011		Entrée	Excavator trenching + samples	1,212 m, 629 samples
2011	Geosan	Entrée	magnetometer surveying	1,670 line-km
2011	Landdrill	Entrée	RC drilling	19 holes - 2,470 m
* Work descriptions by Entrée up to 2008 may include work carried out on the Togoot Licence

7	GEOLOGICAL SETTING AND MINERALISATION

7.1	Overview

Mongolia is underlain by the Central Asian Orogenic Belt, sandwiched between the Siberian Craton on the north and the Tarim and Sino-Korean Cratons to the south. The belt is characterized by numerous accreted terranes (Badarch et al., 2002). An arcuate lineament, the Main Mongolian Lineament, divides the country into two domains. To the north is a domain of Precambrian to Paleozoic metamorphic rocks, Lower Paleozoic ophiolites and island arc volcanics usually classified as a Caledonian orogen (Badarch, 2005). The southern domain comprises Lower to Middle Paleozoic arc volcanics and volcaniclastics, a Hercynian (or Variscan) orogen. Fault-bounded basins of Upper Jurassic to Cretaceous continental volcanic and sedimentary rocks overlie the eastern portions of both domains.

The Central Asian Orogenic Belt records a complex history of Paleozoic tectonics and magmatism related to terrane accretion along the northern margin of the Paleo-Asian Ocean above a generally-interpreted north-dipping subduction zone (Blight et al., 2008). Closure of the ocean was completed in the Permian. Subsequently, a number of periods of deformation during the Mesozoic affected Mongolia, including Triassic to Cretaceous strike-slip faulting, Jurassic thrust faulting, and Jurassic to Cretaceous crustal extension.

7.2	Regional Geology

Lookout Hill lies within the middle to late Paleozoic Gurvansayhan Terrane, an island-arc terrane accreted to the back-arc Gobi Altai terrane to the north (Figure 7.1). Badarch et al., 2002 describe the Gurvansayhan terrane as being “...composed of dismembered ophiolite, melanges, Ordovician - Silurian greenschist facies metamorphosed sandstones, argillite, chert, volcaniclastic rocks, Upper Silurian - Lower Devonian radiolarian chert, tholeiitic pillow basalt, andesite, tuff, Middle Devonian - Mississippian volcaniclastic rocks, chert containing Frasnian conodonts, and minor olistostrome with coral limestone clasts…The major- and trace-element characteristics of Devonian basalt indicate volcanism in an arc environment...The terrane contains porphyry copper deposits, such as Tsagaan Suvarga and Oyu Tolgoi...The structure of the terrane is complex and dominated by imbricate thrust sheets, dismembered blocks , melanges, and high strain zones. There are several melange zones containing blocks of pillow lavas, fossiliferous limestone, sandstone, gabbro, diabase dykes, and amphibolite. On the southeastern margin of the terrane is located the Hanbogd riebeckite-rich orbicular granite pluton...The terrane is overlain by Carboniferous, Permian, Jurassic and Cretaceous volcanic and sedimentary rocks.” Lamb and Badarch (2001) suggest two possibilities for the tectonic setting: an island arc “… perhaps built on the outer edge of the sedimentary prism of a continental shelf…” or a “…continental arc that changed along strike to an island arc.”

Figure 7.1	General Geology of Mongolia (after Badarch et al., 2002)

Carboniferous rocks indicate the continuation of volcanism after the Devonian, with development of a more continental back-arc basin (Lamb and Badarch, 2001) featuring subaerial intermediate to felsic volcanic centres. Uplift and unroofing of Devonian granitic rocks is indicated by the presence of coarse granitic boulders in cobble and boulder conglomerates.

Permian strata in southern Mongolia comprise fluvial depositional environments (Lamb and Badarch, 2001) in the south-west and marine turbidite flysch deposits in the south-east. Arc volcanism had ceased, but tectonic activity continued, with continental volcanism possibly related to the consolidation of Central Asia.

Mesozoic and Cenozoic lacustrine sedimentary basins are built on top of the accreted Paleozoic terranes (Hendrix et al., 2001). A mountain chain representing the final stage of Carboniferous-Permian accretion provided the source for Triassic to mid-Jurassic sedimentary rocks, confined to intermontane basins and foreland settings. Triassic rocks are generally conglomerates, coarse sandstones and felsic volcanics (Traynor and Sladen, 1995). The Late Cretaceous to Cenozoic clastic sedimentary rocks infilled older topography, during a time of compressional tectonics.

Changing climatic conditions are indicated by the regional facies relationships established during accretion of Paleozoic terranes. Two transitions occur: 1) a shift from arid to humid setting in the mid-Permian, evidence for this being redbed sandstones representing well-drained soils and oxidizing conditions underlying Upper Permian coal-bearing strata; and 2) coal-bearing Upper Permian strata overlain by Lower Triassic sandstones, coinciding with the great extinction event at the Permian-Triassic boundary.

7.3	Joint Venture Property

7.3.1	Hugo North Extension

The Hugo North Extension Deposit occurs within a geological setting similar to that at Hugo North within the Oyu Tolgoi mining lease. Host rocks are an easterly-dipping sequence of volcanic strata correlated with the lower part of the Devonian Alagbayan Formation and quartz monzodiorite intrusive rocks. The geological setting was established through work completed prior to 2008 and is described in more detail in the March 2008 technical report (Vann et al., 2008). The host rocks descriptions below are taken from Blower (2006); note that in this report, the deposit was discussed under the former name of Copper Flats while the report in hand uses the current Hugo North Extension nomenclature and uses the Copper Flats name only for the exploration grid.

The Devonian stratified host rock sequence in the Hugo North Extension Deposit dips moderately (65° to 75°) to the east or south-east, except for a structurally-induced strike flexure in the southern part of the deposit, within which dips are southward.

These strata include the lower, strongly-altered augite basalt and dacite tuff sequence (units DA1 and DA2) overlain successively by weakly-altered, to unaltered dacitic volcanic conglomerate and breccia (unit DA2), mudstone and siltstone (unit DA3), and interstratified basaltic flows, breccias, and epiclastic rocks (unit DA4). The contact between units DA3 and DA4 is a bedding-parallel fault, and the original stratigraphic relationship between unit DA4 and the underlying units is uncertain. Figure 7.2 presents the current stratigraphic understanding for the Oyu Tolgoi deposits, including Hugo North Extension. Detailed descriptions of the rock units can be found in the March 2008 technical report (Vann et al., 2008). A geologic map of the southern portion of the property that is host to the Hugo North Extension Deposit is shown in Figure 7.3.

7.3.1.1	Sedimentary and Volcanic Rocks

Devonian Alagbayan Formation

The oldest rocks identified are correlated with the Upper Devonian Alagbayan Formation. Four major lithologic divisions are present within the Alagbayan Formation, and each of these divisions comprises two or more subunits that can be readily mapped. The two lower units are commonly strongly altered and form important mineralization hosts, while the upper two units, although pre- to syn-mineral in age, lack significant alteration, and mineralization.

Unit DA1: Basaltic Flows and Volcaniclastic Rocks

The stratigraphically lowest rocks identified to date at Shivee Tolgoi consist of mafic volcanic flows and volcanogenic sedimentary rocks, forming a sequence at least several hundred of metres thick. These rocks are commonly strongly altered and host much of the contained copper-gold in the Hugo North Extension and Heruga deposits.

Unit DA2: Dacite Tuff – Volcaniclastic Rocks

Volcanic fragmental rocks of dacitic composition overlie the basaltic rocks of unit DA1. The dacite sequence can be up to 200 m thick and consists of two major divisions. Volumetrically dominant is buff to dark green, dacite lapilli tuff with common eutaxitic texture and ovoid to globular fragments. This subunit occurs in the lower part of the sequence and is usually overprinted by intense sericite and advanced argillic alteration. It is overlain by or partially interstratified with a thinner unit of typically unsorted, polymictic block tuff to breccia. This coarser subunit is usually less altered than the lapilli tuff and does not contain significant copper mineralization.

A zircon U/Pb date of 365±4 Ma constrains the age of the dacite sequence to Upper Devonian (Wainwright et al., 2005).

Figure 7.2	Stratigraphic Column, Oyu Tolgoi Exploration Area

Figure 7.3	Surface Geology Map Joint Venture Property Showing Hugo North Extension

7.3.1.2	Intrusive Rocks

Intrusive rocks are widely distributed throughout the area and range from large batholithic intrusions to narrow discontinuous dykes and sills. At least seven classes of intrusive rocks can be defined on the basis of compositional and textural characteristics. Copper–gold porphyry mineralization is related to the oldest recognized intrusive suite, comprising large Devonian quartz monzodiorite intrusions. Many of the older intrusive units found on the property are strongly to intensely-altered (e.g. quartz monzodiorite suite), and the compositional classifications used for these units should therefore be considered only as field terms.

The post-mineral intrusions include rhyolitic, hornblende–biotite andesite, dacite, and basalt–dolerite compositional varieties. These intrusions usually occur as dykes with subvertical orientations or less commonly as easterly-dipping sills emplaced along stratigraphic contacts. They are non-mineralized and not volumetrically significant in most of the deposit.

Biotite Granodiorite

Late- to post-mineral biotite granodiorite intrusions form a voluminous northerly-striking dyke system along the western side of the Hugo North Extension Deposit and more-restricted dykes and sills elsewhere. The intrusions are compositionally and texturally varied and probably include several intrusive phases. Typically, they contain large plagioclase phenocrysts with lesser small biotite phenocrysts, within a fine-grained to aphanitic brown groundmass. The age of the biotite granodiorite is constrained by U/Pb dating of zircon to 362 ±4 Ma (Wainwright et al., 2005).

At levels above approximately 250 m, where it cuts through the non-mineralized hanging wall strata, the biotite granodiorite occurs as a single intrusive mass with contacts dipping moderately to steeply to the west. Below this level, the biotite granodiorite is more complex, occurring as multiple, subparallel to anastomozing dykes that cut through the quartz monzodiorite intrusion and mineralized Alagbayan Formation strata.

The biotite granodiorite intrusions locally contain elevated copper grades adjacent to intrusive contacts or associated with xenolithic zones; however, they are essentially non-mineralized.

Quartz Monzodiorite

Porphyry-style mineralization at the Hugo North Extension and Oyu Tolgoi deposits is genetically linked to Late Devonian quartz monzodiorite to monzodiorite intrusions, which form the most voluminous intrusions in the deposit area. These intrusions are texturally and compositionally varied, and several distinct phases can be distinguished within the deposits. They are typically phenocryst-crowded, with >40% plagioclase phenocrysts up to 5 mm long, and 10% to 15% biotite and hornblende. The crystallization age of quartz monzodiorite has been interpreted at 372 ± 2 Ma (Wainwright, 2008).

Quartz monzodiorite contacts are irregular, but overall show a preferred easterly dip, subparallel to stratification in the enclosing rocks. The quartz monzodiorite is contemporaneous with alteration and mineralization, and several varieties are distinguished on the basis of alteration characteristics and position within the deposit: an intensely quartz-veined phase; a gold-rich phase, restricted to the western part of the main intrusion in the Hugo North Extension Deposit; and the main intrusive body, which typically has lower vein density and lower copper and gold grades. Cross-cutting relationships between the different phases are ambiguous, and it is uncertain whether they represent a temporally distinct intrusive events or simply variations in alteration intensity related to position within the deposit.

7.3.1.3	Structural Geology

The area of the Shivee ML north of Oyu Tolgoi) is underlain by complex networks of faults, folds, and shear zones. Most of these structures are poorly exposed on surface and can only be defined through integration of detailed exploration data (primarily drillhole data), property-scale geological mapping, and geophysical data. OT LLC has made extensive use of oriented core drilling, and the structural data collected has been invaluable in helping determine the subsurface morphology and structural history of both the Oyu Tolgoi deposits and the Hugo North Extension Deposit. Major structures strongly influence the distribution of mineralization by both controlling the original position and form of mineralized bodies, and modifying them during post-mineral deformation events.

The Hugo North Extension Deposit occurs within moderately east dipping (65° to 75°) strata contained in a north-north-easterly-elongate fault-bounded block. The deposit is cut by several northeast-striking faults and fault splays near the boundary with Oyu Tolgoi. Other than these northeasterly faults, the structural geometry and deformation history of the Hugo North Extension Deposit is similar to that of the Hugo North Deposit.

Deformation of the Hugo North Extension Deposit is dominated by brittle faulting. Major faults cutting the deposit can be grouped on the basis of orientation into three sets: steep north-north-east-striking faults (West Bat); north-north-east-striking, moderate to steeply east-dipping faults subparallel to lithologic contacts (Contact Fault); and the east-north-east-striking faults cutting across the strike of the deposit (Boundary Fault System).

7.3.1.4	Mineralization

Information on the mineralization at Hugo North Extension is taken from Juras (2005), Cherrywell (2005) and Forster (2006). An interpreted section, at 4768300N, is included as Figure 7.4. In the mineralization and alteration distributions for the same section is shown Figure 7.5.

Grade Distribution

The highest-grade copper mineralization in the Hugo North Extension Deposit is related to a zone of intense stockwork to sheeted quartz veins that typically grades over 2% Cu. The high-grade zone is centred either on thin, east-dipping quartz monzodiorite intrusions or within the upper part of the large quartz monzodiorite body, and extends into the adjacent basalt country rocks (unit DA1) in the southern part of the deposit. In addition, moderate- to high-grade copper and gold values occur within quartz monzodiorite below and to the west of the intensely veined zone. This zone is distinct in its low Cu (%) to Au (ppm) ratios (2:1 to 4:1).

Elevated gold grades in the Hugo North Extension Deposit occur within the up-dip (western) portion of the intensely veined, high-grade core, and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite. Quartz monzodiorite in the lower zone exhibits a characteristic pink to buff colour, with a moderate intensity of quartz veining (25% by volume). This zone is characterized by finely disseminated bornite and chalcopyrite, although in hand specimen the chalcopyrite is usually not visible. The sulphides are disseminated throughout the rock in the matrix as well as in quartz veins. The fine-grained sulphide gives the rocks a black “sooty” appearance. The red coloration is attributed to fine hematite dusting, mainly associated with albite.

The eastern limit of the high-grade zone coincides with either an intrusive or faulted eastern contact of the quartz monzodiorite. The peripheral low-grade zone to the east is contained mainly in augite-phyric basalt (unit DA1) and to a lesser extent in dacite tuff (unit DA2b).

Alteration and mineralization intensity drops abruptly at the upper contact of this package. To the west, the high grade zone is bounded by the Boundary/West Bat Fault system and related splays, which juxtapose it against either unmineralized stratigraphically-higher rocks or more weakly mineralized quartz monzodiorite bodies.

Mineral and Geochemical Zonation

Bornite is dominant in highest-grade parts of the deposit (3% to 5% Cu) and is zoned outward to chalcopyrite (2% Cu). At grades of less than 1% Cu, chalcopyrite ± enargite, tennantite, bornite (rare chalcocite, pyrite and covellite) occur. The high-grade bornite zone comprises relatively coarse bornite impregnating quartz and as disseminations in wall rocks, usually intergrown with subordinate chalcopyrite. Pyrite is rare or absent, except in local areas where the host rocks display advanced argillic alteration. In addition, high-grade bornite is associated with minor amounts of tennantite, sphalerite, hessite, clausthalite, and gold. These minerals occur as inclusions or at grain boundaries.

Alteration Zonation

The Hugo North Extension Deposit is characterized by copper–gold porphyry and related styles of alteration which are believed to be analogous to the description appended below for the adjacent Hugo North Deposit.

Alteration at Hugo North includes biotite–K-feldspar (K-silicate), magnetite, chlorite–muscovite–illite, albite, chlorite–illite–hematite–kaolinite (intermediate argillic), quartz–alunite–pyrophyllite–kaolinite–diaspore–zunyite–topaz–dickite (advanced argillic), and sericite–muscovite zones (Juras, 2005).

Figure 7.4	Geological Interpretation Showing Assay Histograms, Section N4768300, Looking North

Figure from OT LLC

Figure 7.5	Geology and Mineralization Section N4768300, Looking North

Figure from OT LLC

Chlorite–illite marks the outer boundary of the advanced argillic zone. It occurs mainly in the coarser, upper part of the dacite tuff.

Quartz–pyrophyllite–kaolinite–dickite (advanced argillic) is hosted mainly in the lower part of the dacite tuff, although on some sections at Hugo North it extends into strongly veined quartz monzodiorite. The advanced argillic zone is typically buff or grey, and late dickite on fractures is ubiquitous. Within the advanced argillic zone, a massive quartz–alunite zone forms a pink–brown bedding-parallel lens.

Topaz is widespread as late alteration, controlled by structures cutting both the advanced and intermediate argillic zone. Topaz appears to replace parts of the quartz–alunite zone. In addition topaz may also occur as disseminations with quartz–pyrophyllite–kaolinite alteration. Topaz-rich zones are mottled buff or light brown and sometimes vuggy.

Hematite–siderite–illite–pyrophyllite–kaolinite–dickite (intermediate argillic) alteration is an inward zonation from the advanced argillic zone, and is commonly hosted by augite basalt but may also occur in dacite ash-flow tuff. Hematite usually comprises fine specularite and may be derived from early-stage magnetite or Fe-rich minerals such as biotite or chlorite.

Hematite–chlorite–illite–(biotite–magnetite) (chlorite) is transitional to the intermediate argillic zone and is commonly hosted by augite basalt. It is characterized by a greenish coloration, and relict hydrothermal magnetite, either disseminated or in veins.

Muscovite–illite (sericite) generally occurs in the quartz monzodiorite intrusions and is a feature of the strongly mineralized zone. Alteration decreases with depth in the quartz monzodiorite.

At Hugo North Extension, the distribution of the alteration is strongly lithologically controlled: dacite tuff typically shows strong advanced argillic alteration, whereas basalt tends to be chlorite–muscovite–hematite-altered with pyrophyllitic advanced argillic alteration in its uppermost parts. Pockets of advanced argillic alteration occur locally in the high-grade zone in the quartz monzodiorites.

7.3.2	Ulaan Khud Prospect

The geology of this area was established prior to 2008 through sterilization drilling, in conjunction with surface mapping and is described in detail in Vann et al. (2008). The Ulaan Khud Prospect (also known as the Airport North area) is 8 km to the north of the Oyu Tolgoi Project.

7.3.3	Heruga deposit

Outcrop is generally sparse on Javhlant ML and much of the known geology is extrapolated from more detailed geology available on Oyu Tolgoi to the north, on geophysical interpretation (IP and detailed magnetics), and on drill core where available. The geology of Oyu Tolgoi has been described in detail by Blower (2006) and by Cinits and Parker (2007). A map of the deposit area is shown in Figure 7.6.

Figure 7.6	Geological Plan of Heruga deposit Area (Legend as in Figure 7.2)

Figure from OT LLC.

Parts of the following sections are summarized and paraphrased from unpublished texts provided to QG by Peter Lewis (Lewis Geoscience Services Inc.) and David Crane (Senior Geologist for OT LLC). Review of core and geological interpretations on site by QG indicated that the present understanding of geology is reasonable given the generally wide drill spacing.

7.3.3.1	Host Rocks

Most of the stratigraphic sequence in the Heruga deposit is interpreted to be equivalent to that documented in the Southern Oyu Tolgoi and Hugo Dummett deposits (Figure 7.7). There are; however, several stratigraphic relationships preserved at Heruga that led Lewis (2008) to propose a revised stratigraphic column – specifically to the sequence immediately overlying the Devonian unconformity.

Devonian Sedimentary and Volcanic Rocks

Based on relationships observed in core at both the Heruga and more northerly Oyu Tolgoi deposits, Lewis (2008) divides unit DA2 into three subunits:

•
DA2b1 and DA2b2 represent pyroclastic deposits of dacitic composition, corresponding to lithotypes traditionally referred to as “dacitic block & ash tuff” and “dacitic ash flow tuff” respectively. In most areas DA2b1 occurs lower in section and these two units are distinguished from each other by clast size, and by the common occurrence of large, quartz-phyric juvenile clasts in DA2b1.

•
Unit DA2a is reserved by Lewis (2008) for the polylithic volcanic conglomerates lacking a pyroclastic component. Drillholes containing all three subunits of the DA2 sequence are rare, and any of the three may directly overlie the Devonian unconformity. In drillholes where the stratigraphic relationships between these divisions are preserved, unit DA2a occurs below the pyroclastic rocks of unit DA2b.

Lewis (2008) also proposes a new unit in the Alagbayan Formation, “Unit DAba”. Drillhole EJD-0012 at Heruga intersects a thick sequence of basaltic to andesitic volcaniclastic rocks consisting of breccia to conglomerate with pebble to cobble-sized fragments. Monolithologic blocky breccias representing flow-banded lavas or subvolcanic intrusions occur locally in this sequence. To date, drillholes at Heruga have only intersected this unit on the west side of the Bor Tolgoi Fault. Otherwise the stratigraphy is as described previously.

7.3.3.2	Intrusives

Biotite Granodiorite

Biotite granodiorite at Heruga intrudes Devonian rocks as it does throughout the Oyu Tolgoi region. According to Forster et al.  (2008) it occurs only below the unconformity at Heruga, where it commonly forms sills intruding along bedding-parallel structures near the Contact Fault. It also occurs less commonly as subvertical dykes.

Figure 7.7	Detailed stratigraphy for Heruga SW and Javkhalant areas

Quartz Monzodiorite

Quartz monzodiorite at Heruga is similar to that at the Southern Oyu Tolgoi and Hugo Dummett deposits. The quartz monzodiorite at Heruga is relatively fine grained and may possibly be present at two distinct phases (one mineralized and one unmineralized). Much of the higher grade portion of the deposit is localized adjacent to contacts of the mineralized quartz monzodiorite intrusion. The interpretation of Lewis (2008) shows clearly that this intrusion is nearly confined to a single section at current drill spacing, indicating that its contacts are nearly section parallel. QG concur with Lewis (2008) that any infill drilling will require specific holes drilled perpendicular to cross-section to better define its geometry.

Andesite and Dacite Dykes

Post-mineralization porphyritic hornblende-biotite dykes of andesitic to dacitic composition are widespread at Heruga and strike north to north-east, dipping steeply. Forster et al. (2008) report that these dykes are similar to those dated as Carboniferous in the Oyu Tolgoi deposits.

Basalt and Rhyolite Dykes

Fine grained basaltic dyke, interpreted as often intruding both steep and low-angle structures (Forster et al. 2008) are common at Heruga. These dykes also post-date mineralization and are interpreted as coeval with similar dykes assumed to be Carboniferous in the Oyu Tolgoi deposits. Rhyolite dykes are relatively uncommon. Forster et al. (2008) note that some dolerite dykes of possibly Mesozoic age are encountered at Heruga.

7.3.3.3	Structural Geology

Heruga lies at the southern end of a 20 km north-north-easterly trend of porphyry style deposits, extending to Shivee Tolgoi (Hugo North Extension) in the north. Forster et al. (2008) postulate that this alignment reflects deep crustal structure, exploited by Late Devonian magmatism and mineralizing sytems.

The interpretation of Lewis (2008) shows Heruga cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks. Internally, these blocks appear relatively undeformed, and consist of south-east-dipping volcanic and volcaniclastic sequences. The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization, as well as subvertical hornblende-biotite andesite dyke swarms discussed in the preceding section of this report.

The deposit-scale faults identified at Heruga displace mineralized zones, with mineralization and alteration zones apparently not localized by the faults, implying they post-date mineralization. Lewis (2008) concludes that it is likely the Heruga porphyry formed within a relatively intact structural block, with most faulting and disruption of contacts related to post-mineralization deformation.

Contact Fault

As at Oyu Tolgoi, volcaniclastic strata of unit DA4 are structurally juxtaposed over the Heruga deposit along a major, southeast-dipping fault zone. Lewis (2008) describes this fault being “… almost certainly the southerly extension of…” the Contact Fault at the Hugo Dummett and Southern Oyu deposits.

The Contact Fault at Heruga varies from tens of centimetres to 40 m in thickness, and has an average orientation striking 110° and dipping 45° east-south-east. Lewis (2008) also reports that kinematic indicators such as shear bands and drag folds record up-dip (thrust) displacement.

In the northern part of the deposit, facing direction reversals and repetition of stratigraphic units define a large-scale recumbent anticline in the hangingwall sequence to the Contact Fault. Although the magnitude of displacement on the Contact Fault is poorly constrained, the scale of the overturned folds in the hangingwall, vertical stacking of dissimilar stratigraphic sequences, and the fault continuity throughout the Oyu Tolgoi area all suggest that displacement of kilometres to tens of kilometres is probable.

East-Northeast Striking Bounding Faults

The Heruga deposit area lies between two regional, north-east-striking faults that form prominent features on both magnetic and satellite images. The northern (unnamed) fault crosses the deposit trend approximately 300 m north of the northernmost drillholes at the time of writing. Lewis (2008) reports that this fault is not directly exposed nor has it been intersected in drillholes. In consequence, neither its dip direction nor its kinematic history are well constrained.

The southern bounding fault (‘South Sparrow Fault”) crosses the deposit trend approximately 250 m south of the southern most drillhole at the time of writing

(EJD-0019). One drillhole has been completed in the Heruga area south of this fault (EJD-0016) which intersected a thick sequence of weakly-altered to unaltered volcaniclastic rocks of probable Carboniferous age, suggesting south side down apparent offset.

Bor Tolgoi Fault System

Lewis (2008) divides the Heruga deposit into four discrete structural blocks by subvertical, north-north-east-striking faults he refers to as the “Bor Tolgoi Fault System”. These faults occur in drill core as intervals of breccia and gouge, sighted by QG during the site visit, and also reportedly form subtle linear anomalies on ground magnetic images.

In east-west sections, both the West Bor Tolgoi Fault and the better constrained Bor Tolgoi Fault display between 300 m and 500 m west-side-down apparent offset of stratigraphic contacts (Lewis, 2008). Kinematic indicators have not been observed in either fault, and consequently the true slip direction and magnitude are unconstrained.

Lewis (2008) interprets fault movement as dominantly strike-slip.

Southern Fault

The Southern Fault is an interpreted steep, west-north-west-striking structure that cuts across the southern end of the Heruga deposit. Although multiple interpretations are possible, Lewis (2008) concludes that the simplest fault geometry compatible with the apparent offsets of contacts in these drillholes requires only a single section-parallel fault. Surface maps show an interpreted fault roughly coincident with the interpreted structure, and the fault trace also coincides with a weak linear magnetic feature. Typical cross-sections of geology and mineralization are shown in Figure 7.8.

Figure 7.8	Heruga deposit Area Section N4759300

Figure 7.9	Heruga deposit Area Section N4758400

Figure 7.10	Heruga deposit Area Section N4759500

7.3.4	Mineralization

The following mineralization summaries are sourced from Panteleyev (2004a; 2004b; 2005), Juras (2005,  Cherrywell (2005), Forster (2006), Forster and Crane (2006), Khashgerel et al. (2006), Forster et al.  (2008), Watkins (2007) and Lewis (2008).

Parts of the following sections are summarized and paraphrased from unpublished texts provided to QG by Peter Lewis (Lewis Geoscience Services Inc.) and David Crane (Exploration Manager for OT LLC). Review of core and geological interpretations on site by QG indicated that the present understanding of mineralization is reasonable given the wide drill spacings. Lewis (2008) concludes that it is likely the Heruga porphyry formed within a relatively intact structural block, with most faulting and disruption of contacts related to post-mineral deformation. Forster et al. (2008) note that the mineralization style most closely accords with that at Southwest Oyu Tolgoi, but that the system has lower quartz vein content. Cyrill Orssich (Senior Geologist for OT LLC) updated some parts of this section in 2009 following subsequent drilling.

The Heruga deposit is a Cu, Au, Mo porphyry deposit with overlapping zones of mineralization consisting of a Mo-rich carapace at higher elevation with increasing Au-rich mineralization at depth. Copper-rich mineralization occurs at intermediate elevations and overlaps both the Mo rich and Au rich zones. At a 100 ppm Mo cut-off the Mo zone has a vertical extent of 300 to 400 m. At a 0.3% Cu cut-off the top of the copper zone roughly correlates with the top of the Mo zone but extends to deeper depths, for a total vertical extent in the order of 600 m. At a 0.3 g/t cut-off the top of the gold zone is generally about 280 m below the top off the Cu and Mo zones, creating a small overlap with the Mo zone in areas, and a more significant overlap of the Cu zone. The bottom of the gold zone generally extends below the bottom of the Cu zone by about 200 m, giving the gold zone a total vertical extent of about 450 m. The three zones together combine for a continuous zone of mineralization with a vertical extent of close to 800 m. Post mineral north-north-east trending subvertical faults have offset mineralization into two discrete structural blocks. Mineralization remains open down dip to the east of the eastern block although trending towards lower grades in that direction. The western block is assumed to terminate against a parallel north-north-east trending structure, intersected at higher elevations in only a few drillholes, and remains poorly defined at the depth of the deposit. The high grade gold core in the western block remains poorly defined and requires further definition.

There is a rough spatial correlation between metal and alteration zonation and the two may be genetically linked. Generally speaking at deeper levels mineralization consists of chalcopyrite and pyrite in veins and disseminated within biotite-chlorite-albite-actinolite altered basalt or sericite-albite altered quartz monzodiorite. Selvages of salmon pink albite alteration occur with chalcopyrite associated with higher grade mineralization in both basalt and quartz monzodiorite. The higher levels of the orebody are overprinted by strong quartz-sericite-tourmaline-pyrite alteration where mineralization consists of disseminated and vein controlled pyrite, chalcopyrite, and molybdenite.

Gold may correlate with strong biotite alteration at the deeper levels of the deposit. Au to Cu ratios (ppm:%) are generally less than one throughout the upper Mo-rich part of the deposit, i.e. within the >100 ppm Mo shell. Below this, the gold to copper ratios reflect an inverse relationship between Au and Cu. The Au to Cu ratio increases rapidly with depth from one to greater that 10, reflecting decreasing copper grades and increasing gold grades. In the deepest parts of the deposit chalcopyrite diminishes to only trace amounts, and is replaced by pyrite as the predominant sulfide. This would suggest that Au does not correlate with chalcopyrite, but is perhaps associated with pyrite at the deepest levels. East of the Bor Tolgoi Fault high Au:Cu values occur within and marginal to a quartz monzodiorite intrusion. However, west of the Bor Tolgoi Fault, a small quartz monzodiorite dyke was intersected in only one drillhole and a possible association is less apparent.

A paragenetic framework suggested by Hopper (2008) is simplified as follows:

•	Pre to early mineral alteration facies predating intrusion of Qmd (dark coloured alteration).

•	Early pervasive biotite magnetite actinolite alteration with quartz magnetite-chalcopyrite-pyrite.

•	Retrograde chlorite-epidote-sericite.

•	Intermineral alteration facies.

•	Quartz-magnetite-chalcopyrite-bornite-pyrite-molybdenite and associated quartz-albite, biotite, actinolite alteration.

•	Inter to late mineral alteration facies (light coloured alteration).

•	Pyrite sericite pyrophyllite alteration (molybdenite shell seems to coincide with this stage).

•	Post Mineral.

•	Quartz-calcite veinlets.

Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett deposits. Lewis (2008) reports that some quartz veins show a weak preferred orientation, but in general most occur as stockworks with no visible preferred orientation.

High grade copper and gold intersections show a strong spatial association with contacts of the mineralized quartz monzodiorite porphyry intrusion in the southern part of the deposit, occurring both within the outer portion of the intrusion and in adjacent enclosing basaltic country rock.

7.4	Shivee West (100% Entree)

The bedrock geology of the Shivee Tolgoi Licence comprises volcanic and sedimentary rocks intruded by batholiths, plutons and dykes of varying ages. A north-east-trending package of Devonian (or older) and Carboniferous sedimentary and volcanic rocks (informally known as the "Devonian Corridor") underlies the western portion of Shivee Tolgoi Licence (see Figure 9.13). The Devonian Corridor is bounded to the east and west by Carboniferous-aged granitic plutons, the Eastern and Western Granites.

7.4.1	Geology and Structural Setting

The bedrock geology of the Shivee Tolgoi Licence comprises volcanic and sedimentary rocks intruded by batholiths, plutons and dykes of varying ages. Mapping by OT LLC has established the following units at Oyu Tolgoi (see Figure 7.11).

Figure 7.11	Oyu Tolgoi Stratigraphic Column (after Crane et. al., 2009)

•	A volcanic and sedimentary assemblage assigned to the Devonian Alagbayan Formation, intruded by late Devonian quartz monzonite plutons and dykes.

•	A volcanic and sedimentary assemblage assigned to the Carboniferous Sainshandhudag Formation, intruded by granodiorites, quartz monzonites and dykes of Carboniferous age.

•	The Permian-aged Khan Bogd riebeckite complex.

•	Cretaceous terrestrial sedimentary rocks overlying the foregoing assemblages.

The Devonian stratigraphy forms an anticline, comprising a strongly folded north-east-striking panel of moderately- to steeply-dipping sedimentary rocks in which the geometry of the Devonian rocks is controlled by moderately southwest-plunging asymmetric F3 folds (Carr, 2007). These are mostly equivalents to clastic sedimentary rocks of the overturned block stratigraphy at Oyu Tolgoi (OT unit DA4b; see Figure 7.11). Further to the north and apparently conformably overlying the DA4b equivalents are mafic volcaniclastic rocks that have whole rock geochemical signatures similar to OT Unit DA1b volcaniclastic rocks. Overlying the Devonian stratigraphy unconformably are Carboniferous mafic to felsic volcanic rocks and derived sedimentary rocks. The Carboniferous volcanics are generally north-striking, feldspar-porphyritic, with maroon to pale green colours.

7.4.2	Mineralization

Prior to 2011, no significant zones of mineralization were discovered by drilling on the Shivee West ground. Many of the drill targets were chargeability anomalies, most of which could be related to barren pyrite mineralization. In addition, sporadic molybdenite as ptygmatic veinlets and slip-face "paint" was noted in holes that drilled into the Western Granite.

In 2011, Entrée LLC carried out a total of 2,470 metres of reverse-circulation ("RC") drilling in nineteen holes, targeting near-surface epithermal gold mineralization of Zone III and Argo Zone, its interpreted strike extension to the north. Gold mineralization is associated with narrow quartz veinlets hosted in rhyolitic volcaniclastic rocks interpreted to be of Carboniferous age. No polished section work has been done to determine what what sulphide species are present.

8	DEPOSIT TYPES

Type deposit descriptions of copper-gold porphyries, high-sulphidation epithermal and low-sulphidation epithermal deposits are taken from Panteleyev (1995, 1996a and 1996b).

8.1	Porphyry Copper ± Gold Deposits

Porphyry copper deposits commonly form in orogenic belts at convergent plate boundaries, linked to subduction-related magmatism. They can also form in association with the emplacement of high-level stocks during extensional tectonism which is related to strike-slip faulting and back-arc spreading following continent margin accretion. Host rocks are typically intrusions, which range from coarse-grained phaneritic to porphyritic stocks, batholiths and dyke swarms. Intrusive rock compositions range from calcalkaline quartz diorite to granodiorite and quartz monzonite. There are multiple intrusive phases that are successively emplaced, and a large variety of breccias are typically developed.

Stockworks of quartz veinlets, quartz veins, closely-spaced fractures and breccias containing pyrite and chalcopyrite with lesser molybdenite, bornite, and magnetite occur in large zones of economically bulk-mineable mineralization in, or adjoining, porphyritic intrusions and related breccia bodies. The mineralization is spatially, temporally and genetically associated with hydrothermal alteration of the hostrock intrusions and wallrocks. Zones where fracturing is most intensely developed can give rise to economic-grade vein stockworks, notably where there are coincident or intersecting multiple mineralized fracture sets. Disseminated sulphide minerals are present, generally in subordinate amounts. Typical minerals include pyrite, chalcopyrite; molybdenite, lesser bornite and rare (primary) chalcocite, with lesser tetrahedrite/tennantite, enargite and minor gold, electrum and arsenopyrite. Late-stage veins can contain galena and sphalerite in a gangue of quartz, calcite and barite.

Alteration commonly takes the form of different assemblages that are gradational and can overprint earlier phases. Potassic-altered zones (K-feldspar and biotite) commonly coincide with mineralization. This alteration can be flanked in volcanic host rocks by biotite-rich rocks that grade outward into propylitic rocks. The biotite is a fine-grained, secondary mineral that is commonly referred to as a “biotite hornfels”. The early biotite and potassic assemblages can be partially to completely overprinted by later biotite and K-feldspar alteration, zoning outwards to quartz–sericite–pyrite (phyllic) alteration, then, less commonly, argillic zones, and rarely, in the uppermost parts of some deposits, kaolinite–pyrophyllite, or advanced argillic, alteration.

Porphyry copper deposits can be subdivided into three styles on the basis of Cu, Au and Mo metal content ratios. Typical tonnages and grades for the three styles are:

•	Porphyry Cu: averages 140 Mt at 0.54% Cu, <0.002% Mo, <0.02 g/t Au and <1 g/t Ag

•	Porphyry Cu–Au: averages 100 Mt at 0.5% Cu, <0.002% Mo, 0.38 g/t Au and 1 g/t Ag

•	Porphyry Cu–Mo: averages 500 Mt at 0.42% Cu, 0.016% Mo, 0.012 g/t Au and 1.2 g/t Ag

8.2	High-sulphidation Epithermal Deposits

Mineralized high-sulphidation epithermal gold deposits predominantly occur in younger poorly eroded magmatic arcs, for example in the Andes of South America, and are hosted in volcanic rocks that are associated with subvolcanic intrusions, particularly flow dome complexes. Deposits are commonly localized by similar major structural corridors to those which host porphyry Cu–Au deposits.

Host rocks are typically volcanic pyroclastic and flow rocks, of andesitic to dacite to and rhyodacitic, composition and their subvolcanic intrusive equivalents. Permeable sedimentary intervolcanic units can also be sites of mineralization. Deposit settings range from volcanic edifices such as caldera ring and radial fractures to fracture sets in resurgent domes and flow-dome complexes, hydrothermal breccia pipes and diatremes. The deposits occur over considerable crustal depths, ranging from high-temperature solfataras at paleosurface down into cupolas of intrusive bodies at depth.

Mineralization forms in veins and as massive sulphide replacement pods and lenses, stockworks and breccias. The deposit shapes are commonly irregular, and controlled by combinations of structural setting and host rock permeabilities. Multiple, crosscutting composite veins and vein sets are common. Two mineralization types are commonly present: massive enargite–pyrite and/or quartz–alunite–gold; characteristic mineral assemblages include pyrite, enargite/luzonite, chalcocite, covellite, bornite, gold, and electrum; lesser minerals, which may or may not be present, comprise chalcopyrite, sphalerite, tetrahedrite/tennantite, galena, marcasite, arsenopyrite, silver sulphosalts, and tellurides including goldfieldite.

Advanced argillic alteration is the most common alteration type, and can be aerially extensive. Quartz occurs as fine-grained replacements and as vuggy, residual silica in acid-leached rocks.

There are wide variations in deposit types, ranging from bulk- mineable, low-grade to selectively mined, high-grade deposits:

•
Underground mines range in size from 2 to 25 Mt at grades reaching as high as  178 g/t Au, 109 g/t Ag and 3.87% Cu in direct smelting ores, such as those reported from portions of the El Indio Deposit in Chile to 2.8 g/t Au, 11.3 g/t Ag and 1.8% Cu at Lepanto in the Philippines.

•
Open pit mines vary in size from 100 Mt to >200 Mt and range in grade from 3.1 g/t Au and 16 g/t Ag at Pueblo Viejo, in the Dominican Republic to the Nansatsu Deposits, Japan that grade between 3 and 6 g/t Au.

8.3	Low-sulphidation Epithermal Deposits

Low-sulphidation epithermal deposits are high-level hydrothermal systems which vary in crustal depths from 1 km to surficial hot spring settings. Host rocks are extremely variable, ranging from volcanic rocks to sediments. Calcalkaline andesitic compositions predominate as volcanic rock hosts, but deposits can also occur in areas with bimodal volcanism and extensive subaerial ashflow deposits. A third, less common association, is with alkalic intrusive rocks and shoshonitic volcanics. Clastic and epiclastic sedimentary rocks in intra-volcanic basins and structural depressions are the primary non-volcanic host rocks.

Mineralization in the near surface environment takes place in hot spring systems, or the slightly deeper underlying hydrothermal conduits. At greater crustal depth, mineralization can occur above, or peripheral to, porphyry (and possibly skarn) mineralization. Normal faults, margins of grabens, coarse clastic caldera moat-fill units, radial and ring dyke fracture sets and hydrothermal and tectonic breccias can act as mineralised-fluid channelling structures. Through-going, branching, bifurcating, anastomozing and intersecting fracture systems are commonly mineralized. Mineralization forms where dilatational openings and cymoid loops develop, typically where the strike or dip of veins change. Hanging wall fractures in mineralized structures are particularly favourable for high-grade mineralization.

Deposits are typically zoned vertically over about a 250 m to 350 m interval, from a base metal poor, Au–Ag-rich top to a relatively Ag-rich base metal zone and an underlying base metal rich zone grading at depth into a sparse base metal, pyritic zone. From surface to depth, metal zones grade from Au–Ag–As–Sb–Hg-rich zones to Au–Ag–Pb–Zn–Cu-rich zones, to basal Ag– Pb–Zn-rich zones.

Silicification is the most common alteration type with multiple generations of quartz and chalcedony, which are typically accompanied by adularia and calcite. Pervasive silicification in vein envelopes is flanked by sericite–illite–kaolinite assemblages. Kaolinite–illite–montmorillonite±smectite (intermediate argillic alteration) can form adjacent to veins; kaolinite–alunite (advanced argillic alteration) may form along the tops of mineralized zones. Propylitic alteration dominates at depth and along the deposit margins.

Mineralization characteristically comprises pyrite, electrum, gold, silver, and argentite. Other minerals can include chalcopyrite, sphalerite, galena, tetrahedrite, and silver sulphosalts and/or selenide minerals. In alkalic host rocks, tellurides, roscoelite and fluorite may be abundant, with lesser molybdenite as an accessory mineral.

Low-sulphidation deposits typically contain the following tonnages and grades:

•	Au–Ag deposits (“bonanza” deposits) typically contain about 0.77 Mt at 7.5 g/t Au, 110 g/t Ag and minor Cu, Zn and Pb, eg Comstock, Aurora (Nevada, USA).

•	Au–Cu deposits usually average tonnages about 0.3 Mt at average grades of about 1.3% g/t Au, 38 g/t Ag and >0.3% Cu, eg Sado, Hishikari (Japan).

9	EXPLORATION

Exploration on the Lookout Hill property from 2002 through 2009 is summarized in previous reports (Reid et al., 2003; Reid et al., 2004; Cann, 2004; Panteleyev, 2004a; Panteleyev, 2004b; Panteleyev, 2005; Cherrywell, 2005; Juras, 2005; Forster, 2006; Forster and Crane, 2007, Cinits and Parker, 2007; Forster, et al, 2008, Vann et al, 2008). Geophysical methods and diamond drilling have been the most important exploration tools. Details of the 2010 and 2011 programs are covered below. Additional detail on drilling results is given in Section 10.

9.1	Joint Venture Property

Exploration work since June 2010 to date on the eastern portion of the Shivee Tolgoi Licence and the Javhlant Licence comprised geophysical surveying with a proprietary system (Figure 9.1), high-resolution magnetotelluric (MT) surveying over much of the licence (Figure 9.2), R-C and diamond drilling (Figure 9.3). Additional structural studies are being done using existing data on the Hugo North Extension area.

On the Shivee Tolgoi ML, drilling focused on testing the strike extension of the deposits or down-dip of mineralized holes. One additional target was drilled as a test of newly defined IP anomaly, the Luuwan anomaly, to the north of Hugo North Extension near the site of the temporary airport.

On the Javhlant ML, exploration included diamond drilling, and mapping to further geological understanding in the area. Two drill holes previously drilling into the Heruga deposit were extended, one hole tested for mineralization just west of the southern boundary of the Heruga deposit and three holes were drilled to test the Heruga Southwest IP anomaly area.

9.1.1	Hugo North Extension – Shivee Tolgoi ML

OT LLC carried out deep-penetrating IP (Induced Polarization) surveying on the Shivee Tolgoi Licence, a total of 339.7 line-kilometres were completed (Figure 9.1). This was an extension of the survey done in 2009 over the Heruga deposit on Javhlant, the entire Oyu Tolgoi property and the Hugo North Extension Deposit on the Shivee licence (Figure 9.4). The 2010 IP survey outlined an anomaly on the northern portion of the Shivee licence, the Luuwan target, in the vicinity of the airstrip and was drill tested in 2011 (EGD146). Details are provided below in Section 11.

Since June 2010 through the end of 2011, five exploration diamond drillholes were completed on the Hugo North Extension deposit trend, and one hole tested the Luuwan IP geophysical anomaly to the north-west. During the first half of 2011, four of the deep exploration holes were unsuccessful in reaching the target due to technical difficulties.

Additional drilling comprised nine engineering holes totalling 13,587 metres to test the geotechnical character of Lift 1 at Hugo North and to test the area of a planned ventilation shaft (Shaft 4) to the west of Hugo North Extension.

Figure 9.1	2010 OT LLC Deep-penetrating IP Line Coverage, Shivee Tolgoi Licence

Figure 9.2	2011 OT LLC MT stations, Shivee Tolgoi and Javhlant Licences

Figure 9.3	2010-2011 Joint Venture Property drillhole locations, Shivee Tolgoi and Javhlant Licences

Shivee Tolgoi Mining Licence (MV-015226) 100% Entrée Gold LLC
Shivee Tolgoi Mining Licence (MV-015226) Joint Venture with Oyu Tolgoi LLC
645,000E
650,000E
655,000E
660,000E
N
4,775,000N
4,770,000N
4,765,000N
4,760,000N
4,755,000N
156
149
148
147, 147A, 147B
155, 155A
150, 150A
152
153
154, 154A
151, 151A
Oyu Tolgoi
005A
003A
040
Javkhlant Mining Licence (MV-015225) Joint Venture with Oyu Tolgoi LLC
038
037
039
LEGEND
2011 DDH - Shivee Tolgoi
2011 DDH - Javkhlant
Pre-2011 DDH
Shivee Tolgoi Property
Enlarged Area
Entrée Gold Inc.
2011 Shivee Tolgoi JV Drilling
Shivee Tolgoi & Javkhlant Mining Licence
Omnogovi Aimag, Mongolia
0 250 500 1,000
metres

Figure 9.4	Joint Venture Property: Induced Polarization Survey

N
SHIVEE TOLGOI
(Entree-Ivanhoe
JV Area)
Hugo North
Extension Deposit
Hugo North
FS
SHAFT 2
SHAFT 1
WH
MS
Hugo South
Central Oyu
GO
Southwest Oyu
South Oyu
SHIVEE
TOLGOI
(100% Entree)
JAVHLANT
(Entree-Ivanhoe
JV Area)
OYU TOLGOI
(Ivanhoe)
Heruga Deposit
ZEUS IP PLAN VIEW
Hugo North Extension and
Heruga Deposits
Oyu Tolgoi Mineralization Trend
Approximately 1500m Depth Below Surface
0
3 km
Scale
Adapted from: http://www.ivanhoemines.com/i/pdf/Zeus_at_Oyu_Tolgoi.pdf

Figure 9.5	Section 4768400 – Deep-penetrating IP – Hugo North Extension Deposit

9.1.2	Heruga – Javhlant ML

In 2010, surface work and drilling were completed on the Entrée-OTLLC Joint Venture ground (Figure 9.6 and Figure 9.7). Two core holes were completed earlier in 2010 on Heruga Southwest , located approximately 5 km south-west of the Heruga orebody. One hole intersected copper mineralization (EGD035A - 56 m grading 0.6 % Cu, including 26 m grading 1.02% Cu) at a depth of approximately 1400 m in Devonian-aged volcanics. A second hole (EJD0036) that was drilled to intersect the mineralization up dip on the same section entered a younger Carboniferous-aged intrusion. Proprietary deep-penetrating IP surveying was also extended to cover this area (Figure 9.8 and Figure 9.9).

In 2011, total of 7,288 metres of drilling was completed on Javhlant. Two existing holes on the Heruga deposit were deepened but did not intersect significant mineralization. Two holes tested the IP target at Heruga Southwest. One of the holes (EJD0038) was drilled to test the EJD0035A mineralization some 200 metres downdip. It intersected 220 metres of advanced argillic alteration with low copper values; the best assay interval was four metres of 0.11 g/t of gold and 1.05% copper at 2,110 - 2,114 metres.

EJD0037 encountered similar augite basalt host rocks as at Oyu Tolgoi, but did not return any significant widths of copper mineralization.

Geological mapping on Javhlant in 2011 primarily covered the Heruga Southwest IP target in an effort to gain a better understanding of the geological setting. As well, Geosan LLC completed a ground magnetometer survey on either side of the previous surveys that covered the Heruga deposit and the Southwest Heruga IP anomaly. Line spacing was 25 m with continuous readings along the lines. There is a good relationship with mapped structures and the known geology. This survey, along with the geological mapping, is expected to be a guide to target generation in 2012.

Figure 9.6	Surface Mapping Areas, Javhlant

Figure 9.7	Exploration Drilling, Javhlant

640000E
4760000N
Heruga North
Oyu Tolgoi
EJD0003A
EJD0005A
EJD0040
HERUGA DEPOSIT
OT Mineralized Trend
Javhlant ML 15225A
EJD0035/35A/36
EJD0038
Southwest Heruga
EJD0037
EJD0039
LEGEND
2010-11 Drill Holes
Existing Drill Holes
Heruga Deposit
IP Chargeability Anomalies
Entrée - OTLLC Joint Venture
N
HERUGA AREA 2010-2011 EXPLORATION
Entrée-OTLLC Joint Venture Property
0
2.5
5 km
SCALE

Figure 9.8	Section 4758400 – Deep-penetrating IP Chargeability, Heruga deposit

Figure 9.9	Section 4758100 – Deep-penetrating IP Chargeability, Heruga deposit

9.2	Shivee West

9.2.1	Introduction

Work in 2010 and 2011 on the western portion of the Shivee Tolgoi Licence by Entrée LLC comprised geological work (mapping, trenching and rock sampling), MMI soil sampling, geophysical surveying (IP, gravity and magnetics), as well as diamond and RC drilling. Work was carried out on Tom Bogd, Zesen Khui, Nogoon Khilents (Scorpion – formerly Zone II), Khulanjoroo, Zone I and Zone III. These targets all lie within the "Devonian Corridor", a corridor of prospective Carboniferous and Devonian lithologies that have similarities with the Oyu Tolgoi trend. Target areas are shown in Figure 9.10.

Figure 9.10	2010-2011 Exploration Target Areas, Shivee West

9.2.2	Core Drilling

A total of 11,634 metres of core drilling in eleven holes was completed by Entrée LLC on Shivee West in 2010 (Table 9.1 and Figure 9.11 Appendix10). Diamond drilling focussed on testing for Oyu Tolgoi style porphyry mineralization at depth by targeting chargeability features interpreted to be associated with buried Devonian rocks and structures. Core drilling was not done on the property in 2011; see RC drilling section below for details of the 2011 program.

9.2.2.1	Tom Bogd Target Drilling

EG-10-090A deepened existing hole EG-08-090, to test the strong east-dipping Tom Bogd chargeability anomaly from east to west and to look for an explanation for the strong MMI-Mo response along its eastern margin. It did not encounter sufficient sulphides that would explain the chargeability anomaly, nor was any significant copper mineralization intersected. The MMI-Mo anomaly remains unexplained as well.

EG-10-134 was also planned to test the Tom Bogd target. The hole encountered pyrite-bearing carbonaceous siltstones and conglomerates within the Carboniferous volcaniclastic sequence from 77.0 m to 264.2 m. Pyrite content in these rocks is between 2% and 15%. No significant sulphide percentages were seen below the pyritiferous carbonaceous units, indicating that these rocks are the likely source for the chargeability anomaly.

EG-10-137 drilled a very strong portion of the MMI-Mo anomaly on the eastern flank of the Tom Bogd chargeability anomaly. It also encountered carbonaceous sedimentary units within the Carboniferous stratigraphy, from 782.2 m to 1,005.15 m, indicating an apparent dip for these rocks of 43° to the east. The hole went into moderately to well-foliated Carboniferous volcaniclastics, in part equivalent to Oyu Tolgoi unit CS3c_2 "Bat". Such well-foliated rocks are unusual for Carboniferous rocks on the Shivee West Property, indicating a deformation zone not apparent in nearby drillholes nor in outcrop. Down hole from the deformation zone, the hole stayed in CS3c_2 equivalents, and the hole was abandoned at 1,558.7 m when it became apparent that the Devonian basement was likely well below this depth.

9.2.2.2	Zesen Khui Target Drilling

EG-10-133 was planned to test a zone of "spotted dog" albite+actinolite and silica alteration in Carboniferous rocks on the Zesen Khui target. Similar albite alteration was logged at 49.4 to 53.9 m in EG-10-133; a single 2.0-metre sample from this alteration returned 21 ppb Au and 220 ppm Cu.

EG-10-135 tested the Zesen Khui chargeability anomaly. Spotty chalcopyrite mineralization occurs from in the Devonian rocks from 303 m to 570 m; best analytical results were 1,420 ppm Cu over 1.5 m, 585 ppm Cu over 2.0 m, and 427 ppm Cu over 2.0 m. The overall sulphide content from 303 m to 570 m is low, and does not appear to be sufficient to be the source of the chargeability anomaly.

EG-10-136 also tested the Northwest (Zesen Khui) chargeability anomaly on Line 4771000N. The hole encountered andesitic volcanics to 48.6 m correlated with Oyu Tolgoi Unit DA4a (note that a whole rock sample taken close to the collar of the hole had a geochemical signature similar to that of OT Unit CS1), fine- to coarse-grained sedimentary units to 59.0 m interpreted to be equivalent to OT DA4b, andesitic volcaniclastic rocks to 761.0 m also correlated with Oyu Tolgoi Unit DA4a, and finally siltstones interpreted to be equivalent to OT Unit DA4b. Alteration comprises weak epidotization and from 442 m to 785 m, selective pink feldspar alteration. The chargeability feature appears to be caused by 1 to several percent pyrite with trace chalcopyrite from 716 m to 768 m. Thirty-nine samples were sawn and submitted for analyses - 26 samples were weakly anomalous in copper (values from 115 to 963 ppm Cu). These did not define a contiguous zone of mineralization; however, 20 of the samples occur in the interval from 448 m to 779 m.

EG-10-138 was drilled on the eastern margin of the Zesen Khui chargeability anomaly. Pyrite content throughout the hole was generally low. Eighteen samples were taken for analyses; best results were 214 ppb Au over 2.0 m at 270.0 - 272.0 m, and 504 ppm Cu over 2.0 m at 613.0 - 615.0 m.

EG-10-142 was drilled to test the Zesen Khui chargeability anomaly in an area of outcropping pyroxene-porphyritic Devonian volcanics mapped as equivalents to Oyu Tolgoi Unit DA1b. Devonian rocks were logged to 549 m. There are Carboniferous dacitic volcaniclastics with elevated pyrite content (5-10% locally) from 1,112.7 m to 1,170 m, which may in part explain the chargeability feature. Anomalous (i.e. >100 ppm) Cu was analyzed in eleven of the 21 2-metre samples taken from 1,193 m to 1,456 m; none exceeded 370 ppm Cu.

9.2.2.3	Nogoon Khilents Target Drilling

EG-10-139 was planned to test a chargeability anomaly interpreted to be indicating sulphide mineralization in Devonian rocks underlying Carboniferous andesitic to dacitic volcanics outcropping on surface. The hole encountered Carboniferous rocks to 689.9 m, including peperitic basaltic volcaniclastics with minor amounts of chalcopyrite (equivalent to OT Unit CS3c_1 "Bat"). Two minor intervals of carbonaceous siltstone (OT Unit CS2a?) were logged between 395.4 m and 408.8 m. These occurrences can be correlated with the carbonaceous sedimentary rocks in EG-10-134 and EG-10-137, indicating that this part of the Carboniferous stratigraphy related to the Tom Bogd chargeability anomaly has a minimum strike length of 6.5 km. Overall sulphide content was low in the core, such that a source for the chargeability anomaly was not found.  It is possible however, that the carbonaceous siltstones may become sulphide-rich along strike, similar to those logged in EG-10-134 and EG-10-137.

9.2.2.4	Zone I Target Drilling

EG-10-141 was planned as a deep test of a steeply west-dipping strong chargeability anomaly within Zone 3, an area of intense argillic to advanced argillic alteration. The source of the anomaly was partially tested by EG-04-12, which was anomalous to strongly anomalous in copper from 178.3 m to 262.0 m (best analytical result was 0.19% Cu over 1.9 m). The hole encountered mostly siliceous (rhyolitic? silicified andesitic?) flow facies and volcaniclastics with argillic to advanced argillic alteration and quartz+sericite+pyrite alteration. Pyrite content ranged from several percent to 15% over almost the entirety of the hole, sufficient to be the source of the chargeability anomaly. No significant precious or base metals results were returned.

Zone I North Target Drilling

EG-10-140 tested a deep chargeability anomaly in an area of poor bedrock exposure, on the presumed extension of Zone I advanced argillic alteration. The hole is dominated by andesitic volcaniclastics interpreted to be of Carboniferous age. Syenite is present at 907 - 935m, and monzonite at 1001.25 - 1018.30m. Magnetite alteration begins at 505m, and continues to end of the hole. Significant pyrite mineralization (2 - 20%) appears from 1,117 m to 1,281 m, associated with quartz+sericite+pyrite alteration, sufficient to be a source for the chargeability anomaly.  Although the pyrite content drops off below 1,281 m, alteration continued to the end of hole as pervasive magnetite+chlorite +/- biotite alteration. Although the analytical results from this hole were not significant, the intensity of the alteration over a core length of approximately 920 metres and the presence of syenitic to monzonitic intrusives are interpreted as indicating a significant hydrothermal alteration system on this part of the Shivee West property that may be related to a blind porphyry system.

Table 9.1	2010-2011 Diamond Drill Collar Summary (WGS 84 Zone 48N) Shivee West

Hole	East_m	North_m	Elevation	Target	AZ	Dip	From	To	Length
EG-10-090A	642325	4765751	1206.00	Tom Bogd	270	-80	592.20	1650.90	1058.70
EG-10-133	640975	4771268	1206.00	Zesen Khui	330	-55	0.00	215.50	215.50
EG-10-134	641750	4765200	1205.00	Tom Bogd	270	-85	0.00	1622.70	1622.70
EG-10-135	640800	4770970	1228.00	Zesen Khui	270	-80	0.00	708.00	708.00
EG-10-136	640850	4771800	1200.00	Zesen Khui	270	-80	0.00	819.90	819.90
EG-10-137	642535	4765360	1200.00	Tom Bogd	270	-80	0.00	1558.70	1558.70
EG-10-138	640615	4772600	1250.00	Zesen Khui	090	-80	0.00	731.80	731.80
EG-10-139	643178	4771799	1246.00	Nogoon Khilents	270	-80	0.00	966.70	966.70
EG-10-140	645700	4775000	1230.00	Zone I (North)	270	-80	0.00	1420.50	1420.50
EG-10-141	644911	4773402	1234.00	Zone I	090	-70	0.00	987.70	987.70
EG-10-142	640752	4773860	1239.00	Zesen Khui	315	-55	0.00	1543.50	153.50
Total Metres									10243.7

Figure 9.11	2010 and 2011 Diamond Drillhole Locations, Shivee West

637,500E
640,000E
642,500E
645,000E
647,500E
650,000E
N
Shivee Tolgoi Mining Licence (MV-015226) 100% Entrée Gold LLC
Shivee Tolgoi Mining Licence (MV-015226) Joint Venture with Oyu Tolgoi LLC
4,775,000N
4,772,500N
4,770,000N
4,767,500N
4,765,000N
4,762,500N
4,760,000N
Zone I
EG-10-140
EG-10-142
Argo & Zone III
Zesen Khui
EG-10-141
EG-10-138
EG-10-136
EG-10-139
EG-10-133
EG-10-135
Nogoon Khilents
Shivee West Property
100% Entrée Gold
Khoyor Mod
EG-10-090A
Khulanjoroo
EG-10-137
Tom Bogd
Oyu Tolgoi
EG-10-134
Javhlant Mining Licence (MV-015225) Joint Venture with Oyu Tolgoi LLC
Shivee Tolgoi Property
Enlarged Area
0
20 km
Entrée Gold Inc.
2010-2011 Drill Hole Collars
Shivee Tolgoi Mining Licence (MV-015226)
Shivee Tolgoi Property
Omnogovi Aimag, Mongolia
LEGEND
2010 Diamond Drill Collars
pre-2010 Drill Hole Collars

9.2.3	Reverse Circulation Drilling

A total of 2470 metres of reverse circulation (RC) drilling in 23 holes was completed by Entrée LLC on Zone III of the Shivee Licence in 2011 (Table 9.2, Figure 9.12).  Zone III was evaluated as a potential shallow gold target which could be quickly developed into a small resource.

Based on 2011 drilling, two distinct zones of near-surface gold mineralization were located, Zone III and the new Argo Zone.  Mineralization is associated with quartz veinlets in felsic volcanic rocks; the zones are approximately 300 metres apart.  For more details on mineralized intercepts see Section 10 on Drilling.

Table 9.2	Entrée 2011 Reverse Circulation Collar Summary - Shivee West

Hole_ID	E_WGS84Z48	N_WGS84Z48	RL	Azimuth	Dip	Depth (m)
EG-RC-11-109	642050	4773100	1214.83	0	-90	150
EG-RC-11-110	642175	4773500	1216.69	0	-90	70
EG-RC-11-111	642125	4773485	1218.78	0	-90	70
EG-RC-11-112	642075	4773385	1219.11	0	-90	80
EG-RC-11-113	642150	4773385	1216.74	0	-90	80
EG-RC-11-114	642050	4773300	1218.22	0	-90	100
EG-RC-11-115	642125	4773300	1215.67	0	-90	100
EG-RC-11-116	642100	4773250	1216.97	0	-90	100
EG-RC-11-117	642025	4773225	1217.5	0	-90	100
EG-RC-11-118	642065	4773185	1215.91	0	-90	120
EG-RC-11-119	642000	4773150	1215.41	0	-90	120
EG-RC-11-120	642075	4773150	1215.01	0	-90	120
EG-RC-11-121	642000	4773100	1214.76	0	-90	120
EG-RC-11-122	641975	4773050	1214.87	0	-90	120
EG-RC-11-123	642025	4773050	1215.33	0	-90	120
EG-RC-11-124	642075	4773050	1215.39	0	-90	120
EG-RC-11-125	642125	4773050	1216.99	0	-90	120
EG-RC-11-126	641985	4772995	1215.13	0	-90	120
EG-RC-11-127	642025	4772975	1216.43	0	-90	120
EG-RC-11-128	642100	4772975	1218.33	0	-90	120
EG-RC-11-129	641975	4772925	1215.30	0	-90	120
EG-RC-11-130	642025	4772925	1216.79	0	-90	120
EG-RC-11-131	642070	4772925	1218.29	0	-90	60
Total Metres						2470

Figure 9.12	2011 Reverse Circluation Hole Locations, Zone III-Argo, Shivee West.

Argo Zone
Zone III
Entrée-OTLLC JV
HUGO NORTH EXTENSION
SHIVEE WEST (100% Entrée)
Entrée-OTLLC JV
HERUGA
Oyu Tolgoi Deposits
642100E
642200E
642300E
4773400N
4773300N
4773200N
4773100N
4773000N
4772900N
110
111
4 m @ 42.4 g/t Au
3 m @ 19.3 g/t Au
112
113
Argo
Zone
114
115
116
117
118
119
120
Zone III
121
109
122
123
124
125
126
127
128
129
130
131
N
0
100 m
LEGEND
2011 RC Drill Hole (EG-RC-11-)
Core Drill Hole (pre-2011)
RC Drill Hole (pre-2011)
2011 Trench
Trench (2002-2007)
Surface Area of Quartz Stockwork
Gold Zones
ENTRÉE GOLD
ARGO AND ZONE III Au MINERALIZATION
SHIVEE WEST, MONGOLIA

9.2.4	Geological Work

Mapping and geological work was carried out in selected areas of the Devonian corridor to determine the occurrence and extent of the Oyu Tolgoi stratigraphy on the western portion of the Shivee Tolgoi licence (Figure 9.13).  In 2011 the main geological focus was on Zones I and III.

In 2010, mapping was done on Khoyor Mod, Tom Bogd, Zesen Khui, Nogoon Khilents and Zone I was incorporated into existing maps (Pantaleyev, 2011).  One hundred and thirty-one (131) grab and chip samples were collected for precious metals and base metals analyses, and thirty-four (34) samples for whole rock analyses.

Trenching in 2010 comprised two exploration trenches totalling 107 metres dug on the Khoyor Mod target primarily to investigate an area of anomalous MMI-Au responses.

As part of the 2011 program, geological investigation was carried out over selected areas to determine the occurrence and extent of the Oyu Tolgoi stratigraphy on the western portion of the Shivee Tolgoi Licence (Panteleyev, 2011).  Four areas were examined - northwest of Zone III and Zesen Khui; north and northeast of Zone I; Khulanjoroo ("Devonian Wedge"); and west of the Entrée exploration camp. (Figure 9.13)

Much of the 2011 work program targeted epithermal gold mineralization of the Zone III near-surface target, to follow up on previous results from surface and trench sampling and from drilling.  Work included 1,120 linear metres of excavator trenching on the Zone III target and two trenches totalling 92 metres on the Zone I target, surface chip sampling, and 23 vertical holes (2,470 metres) of reverse circulation (RC) drilling, over an area of 200 metres x 600 metres.  Upon completion of sampling and drilling, all trenches and drill sites were reclaimed and the land re-contoured.

Figure 9.13	2010 and 2011 Areas for Geological Investigation, Shivee West

638000E
640000E
642000E
644000E
646000E
4776000N
4774000N
4772000N
4770000N
4768000N
4766000N
4764000N
4762000N
N
Zone I
Argo &
Zone III
Zesen
Khui
Nogoon
Khilents
Khoyor
Mod
Khulanjoroo
(See following map for detail)
Tom
Bogd
Entree Gold Inc.
Geology of the Devonian
Corridor and Zones,
Shivee Tolgoi Trend
Projection: UTM Zone 48, Northern Hemisphere (WGS 84)
kilometres
LEGEND
2010 Geosan Chargeability Anomalies

## *CARBONIFEROUS*

### *Stratigraphic Units*

| | |
|---|---|
| *RD* | **Rhyodacite dome**: red brown to dark grey vitrophyric lavas |
| *9* | **Dacite/Rhyodacie**: welded ash flows; splintery pale grey, siliceous matrix with ltihic lapilli and ash sized clasts. Possibly a flow portion of Unit 8 dacite/rhyolite dome, or precursor pyroclastic flow |
| *8* | **Dacite:** 'dome unit 2' - flow domes: extensively flow banded, with (auto)brecciated margins; chocolate brown to dark grey, vitreous to microcrystalline and fine grained with small feldspars but lacking quartz 'eyes' |
| *7b* | **Dacitic? andesite:** Dark grey to purple lithic vitric tuffs; compacted, possibly ignimbritic in part. Shown on older maps as either unit 4a or 8b1 |
| *7a* | **Andesite flows,** lesser tuffs: Fine granular with plagioclase ranging from microlites to euhedral, equant phenocrysts. Thick flows display columnar jointing |
| *7i* | **Dacite dome and dyke complex:** In part autobrecciated. Pale aphanitic to cryptocrystalline flow dome and outflow tuffs |
| *7* | **Dacitic to andesitic ignimbrite and lithic tuff:** Breccia, lapilli and ash tuffs, extensive ignimbritic outflows. Massive to well layered with compaction, welding and eutaxitic foliation |

~~~~~~~~~~~~~~~~ ***Unconformity*** ~~~~~~~~~~~~~~~~

| | |
|---|---|
| *CD2* | **Lithic ash, dust and lapilli tuffs:** Polylithic well layered to massive; locally monolithic with pale felsic clasts, includes welded ignimbritic members and units; minor felsic plugs with autobrecciated carapaces |
| *CD1a* | **Crystal ash and lapilli ash tuff:** Pale feldspar grains in dark matrix give distinctive black and white 'salt and pepper' appearance. Mainly massive, homogeneous crystal tuff; bedding rarely evident; accidental lithic clasts are mainly red sandstone of unit D1 |
| *CD1* | **Plagioclase porphyry (andesite) flows:** Plagioclase phenocrysts locally 2 cm in size as euhedral laths; 'crowded' porphyry textures |
| *CD* / *CD1* | **Andesite** (CD): fine to medium grained plagioclase-phyric flows. Includes hornblende pyroxene basaltic andestie and coarse pyroxene basalt. Dykes, sills and small intrusions. Intruded by coarse plagioclase-phyric andesite equivalent to CD1. Grey dark green, locally purple. |
| *CDts* | **Tuffaceous Siltstone** (CDts): dark grey/black. |
| *CD* / *Cdaf* | **Polylithic Lapilli Tuff Ashflows (CDaf ).** In part biotite and rare quartz bearing dacite ignimbrited. |
| *CD* / *CDxaf* | **Polylithic lapilli tuff:** |
| *CDxaf* | **Polylithic lapilli tuff and breccias members/units:** lesser ash tuffs in CD. Minor conglomerate. |
| *CDxa* | **Basalt:** fine to medium grained, locally plagioclase-phyric flows |
| *CDxaf* / *CDx* | **Polylithic Ashflows, Lapilli Tuff:** **Andesite/Dacitic Andesite**: hornblende plagioclase-phyric with rare modal quartz. Commonly epidote altered with pink albitized feldspar. Lithologically similar to CD. |

~~~~~~~~~~~~~~~~ ***Unconformity*** ~~~~~~~~~~~~~~~~
~~~~~~~~~~~~~~~~

~~~~~~~~~~~~~~~~~~ *Unconformity* ~~~~~~~~~~~~~~~~~~

## CARBONIFEROUS (possibly older)

*6* — Basalt/Basaltic Andesite: fine to medium grained pyroxene-bearing flows, minor flow breccias and lapilli tuff members. Plagioclase is present mainly as microlites in andesite flow units with pehnocrysts up to 3 mm in size.

*4* — **Dacite:** Grey to mauve and purple, flow banded, vitreous to very fine granular feldspathic rock; (small) dome-forming unit ('Dacite dome unit 1')

*3* — **Rhyolite tuff and breccia:** Pale cream to grey, monomictic and locally polymictic pyroclastic rocks; lesser massive flows and/or dykes, in part autobrecciated. Quartz present as small grains or as microcrystalline constituent

*2* — **Volcanic sandstone and basaltic flows:** Bedded sequence of dominantly lithic andesitic tuffs, epiclastic sandstone and volcanic wacke; lesser thin basalt flows (sills?) many amygdaloidal or vesicular

*1fp* — **Crystal ashflow (porphyry?):** Flow dome? in part. Plagioclase with rare quartz and K-feldspar grains in densly welded vitric matrix. Mainly massive homogeneous holocrystalline, locally foliated. Outflow ignimbrite ***(1af)*** in south with welded vitric base

*1cs* — **Andesite porphyry plagioclase phyric flows:** Coarse grained equivalent to Unit 1

*1b* — **Quartzose arkose**, quartzite. Massive to locally well layered, medium to coarse grained

*1a* — **Siltstone**, fine grained sandstone, thin bedded

*1* / *Slts* — **Basaltic andesite, andesite, basalt?:** Widespread fine granular pyroxene and plagioclase microlite to phyric flows with characteristic pink feldspars and epidote grains. Includes extensive polymictic tuff breccia, lapilli and ash tuffs, lesser units siltstone ***(Slts)*** and pale thin bedded to laminated tuffaceous sediments (felsic dust tuffs?). Rare mafic tuff units shown as vvvv

## DEVONIAN?

*Da* — **Basalt:** Fine grained, massive; lesser pyroxene-phyric. Includes greywacke beds and lenses***(SSt)***, interbedded siltstone; rare dirorite sills and dykes

## DEVONIAN

*Ds* — **Siltstone:** Thin bedded to massive mafic tuffaceous sediments, indurated. Present as thin units or interbeds in basaltic rocks of unit ***D***

*Df* — **Dacite:** Cream pale grey massive aphanitic to fine-granular; locally autobrecciated thin bedded to laminated (flow banded?); conchoidal fracturing, splintery with chloritic fracture filling

*D* — **Basaltic (trachy) andesite:** Includes fine grained homogeneous basalt flows petrochemically similar to Oyu Tolgoi unit ***DA4***, also densily welded basaltic hyaloclastite tuffs and fine grained indurated mafic ash tuffs similar to Oyu Tolgoi unit DAba; volcanic sandstone and siltstone interbeds

*DA1b* — **Pyroxene basalt:** Augite porphyritic to fine grained flows, in place amygdaloidal with amoeboid-shaped vesicles with chlorite infilling. Petrochemically similar to Oyu Tolgoi unit DA1b. Rare siltstone and greywacke lenses and interbeds. Polylithic volcanic breccia locally at contact with Unit***1*** and ***DA1a***

*DA1a* — **Siltstone:** Dark grey to brown and black, massive with rare evident bedding, similar to unit Ds; lesser greywacke

*D1b* / *pyroxene basalt* — **Mafic lithic lapilli and ash tuff, breccia, greywacke:** Includes pyroxene-phyric basalt flows. Most southerly outcrops shown on map have coarse pyroxene phenocrysts to 6 mm, lithologically similar to Oyu Tolgoi unit***DA1b***

*D1a* — **Siltstone, fine grained sandstone:** Includes lesser mafic tuffaceous rocks and/or thin flows or sills of pyroxene basalt. Dark grey to dark green black thin beds

*D1* — **Siltstone, sandstone, greywacke (volcanic sandstone):** Minor pebble conglomerate. 'Red beds' where oxidized, mainly along northern map unit exposures. In places variegated red/purple-green thin bedded units. Coarser clastic and thick bedded to massive sections are dark green/black, as throughout the central and southern part of map area and further south
~~~~~~~~~~~~~~~~~~

9.2.4.1	Zone III & Argo Zone

Much of the 2011 work program targeted the Zone III near-surface gold target. The program was designed to follow up on previous positive results from surface and trench sampling and from drilling.

Work on the near-surface epithermal gold mineralization included 1,120 linear metres of excavator trenching and surface sampling and 23 vertical holes (2,470 metres) of reverse circulation (RC) drilling, over an area of 200 metres x 600 metres.  Gold values were returned from Zone III and from 250 m metres to the north on the newly defined Argo Zone and is associated with quartz veinlets in felsic volcanic rocks.  The Argo Zone is north of previously known mineralization.

Trench sampling in 2011 on Zone III returned 0.69 g/t Au over 6 metres and a separate interval of 1.44 g/t Au over 6 metres.  Previously, trench and outcrop sampling returned gold values of up to 0.51 g/t over 22 metres and 1.39 g/t over 18 metres.  Numerous grab samples of siliceous material in the Zone III area have returned between 0.2 g/t and 29.2 g/t Au.  Best results from recent R-C drilling are from hole EGRC-11-123, located near the centre of Zone III, which returned 8 metres of 2.08 g/t Au.

To date six new RC holes (holes EGRC-11-110 to 115), two trenches and surface chip sampling define the Argo Zone.  In addition, a quartz stockwork in dacitic volcanic rocks was sampled 50m southeast of the northernmost drill hole  and returned high gold values.  Further testing will follow.

Significant results at the Argo Zone included two separate high-grade chip samples averaging 42.4 g/t gold over 4 metres and 19.3 g/t Au over 3 metres. Hole EGRC-11-112 returned 14 metres of 1.82 g/t Au and hole 11-111 returned 3 metres of 2.21 g/t Au (see table of results below).  The two very high-grade chip samples were taken to evaluate a quartz stockwork in dacitic volcanic rocks 50 metres southeast of the nearest 2011 RC drill hole.  The mineralization remains open in several directions . Both Zone III and Argo lie within a well-defined, northerly-trending magnetic-low, which extends for at least 2.5 kilometres along strike. Further drill testing is planned for 2012.

9.2.5	Geophysical Work

9.2.5.1	Gravity

Gravity surveys were completed over Zone I, Zone III, and the Nogoon Khilents zone (Figure 9.9) during the month of September 2010 by Geosan LLC using two LaCoste & Romberg gravimeters, to complement gravity surveying done by Abitibi Geophysics in 2003 and 2004. A total of 46.5 line-kilometres of gravity surveying (896 gravity readings along eleven 400-metre-spaced E-W traverses with 50-metre nominal spacing) were completed (Figure 9.12). The 2010 survey suffered from equipment malfunction during a rainstorm, and data repeat problems. Data was forwarded to Abitibi Geophysics, to check on their reliability and to integrate with data from surveys carried out by Abitibi in 2003 and 2004. According to Abitibi (Abitibi Geophysics, 2010), Geosan's minimum estimated error on the absolute gravity anomaly is 0.325 mGal, and does not meet the resolution requirements of the gravimetric method which must be normally less than 0.050 mGal on the Bouguer anomaly. Nonetheless, the Bouguer anomaly was calculated by employing standard reductions and a slab density of 2.67 g/cm3 for the crust. No relief correction was applied to the present Bouguer anomaly. Anomalous trends in the vicinity of Zones II and III.

9.2.5.2	Induced Polarization

Induced Polarization (IP) surveys were carried out in 2010 from May 14 to June 8 and September 17 to October 5 on the Shivee Tolgoi Licence by Geosan LLC.  Data was sent to Dr. Jules Lajoie on a daily basis, to ensure data quality control during the survey.  In total, 28 lines, usually spaced 800 metres apart, were surveyed over the Devonian Corridor in 2010 (183.1 line-kilometres, Figure 21) with pole-dipole IP (200-metre dipole spacing, n=1-10), producing chargeability and resistivity data.  The survey was completed in two stages: the first portion of the survey took place in May-June, and infill lines were completed in September-October.

Geosan sent data to Dr. Lajoie for editing and creation of pseudosections and inversions.  Usually, each data point averaged four records at each station, to allow editing out of bad records.After one to three passes of editing, the data were averaged and plotted in standard pseudosections.  The data were then inverted, using conservative parameters to try to achieve an overall standard look to the inversions that would look reasonable in 3D or stacked views.  Full color range was used to present the pseudosections and inversions, meaning all sections will have hot colors; however, any 3D views or slices thereof use a common color scheme.  Inversions were cut off at about 1,200 metres depth, which is beyond the depth of investigation for the inversions (depth of investigation is usually where contours of inverted bodies start to close underneath, giving false depth extent). However, it was decided to leave them at a constant depth of 1,200 metres so as not to inadvertently remove any possible deeper inversion sources.

From the inversions, four major and continuous chargeability anomalies were interpreted.  These correspond with three known target areas and one previously unknown area (Figure 22):  NorthWest (Zesen Khui), NorthEast (Zone 1), SouthWest (Tom Bogd), and SouthEast.  The latter is a shallow, weak anomaly associated with the Eastern Granite, between the Devonian Corridor and Khulanjoroo.

9.2.5.3	Magnetics

A detailed magnetometer survey was carried out on the Shivee Tolgoi Licence from May 8 to June 10, 2011 by Geosan LLC.  East-west survey lines were spaced 50 metres apart, stations were established using differential GPS equipment every 12.5 metres along the lines, for a total of approximately 1,670 line-kilometres of surveying (Figure 12).  The main body of the survey covers the Devonian and Carboniferous rocks of the Devonian corridor, with a separate smaller area surveyed over the Khulanjoroo target using the same parameters.

For the survey, Geosan used three GSM-19TW proton precession magnetometers manufactured by GEM Systems., with capability of reception of 0.05nT (nanoTeslas), resolution of 0.01nTL, absolute error of +/-0.2nTL, measurement limit of 20,000 to 120,000nTL, measurement time of 60, 5, 4, 3, 2, 1, 0.5 sec and internal DGPS has 1m accuracy.

One magnetometer was set up near the Shivee Tolgoi camp where magnetic variation was less and used as a base station to measure magnetic variance changes.  It was modified to measure at a frequency of 3 seconds and was worked by (Datum) 58000nT normal interpretation.  On the survey grids, magnetic fields were measured by two magnetometers set on a frequency of 2 seco

Figure 9.14	2010 Entrée LLC Gravity Survey Lines, Shivee West

637,500
640,000
642,500
645,000
647,500
650,000
N
4,777,500
4,775,000
4,772,500
4,770,000
4,767,500
4,765,000
4,762,500
4,760,000
Shivee Tolgoi Mining Licence (MV-015226) 100% Entrée Gold LLC
Shivee Tolgoi Mining Licence (MV-015226) Joint Venture with Oyu Tolgoi LLC
Oyu Tolgoi
Javhlant Mining Licence (MV-015225) Joint Venture with Oyu Tolgoi LLC
Shivee Tolgoi Property
Enlarged Area
0 kilometres 20 km
Entrée Gold Inc.
2010 Gravity Survey Lines
Shivee Tolgoi Property
Omnogovi Aimag, Mongolia

Figure 9.15	2010 Entrée LLC IP Survey Lines, Shivee West

Shivee Tolgoi Mining Licence (MV-015226) 100% Entrée Gold LLC
Shivee Tolgoi Mining Licence (MV-015226) Joint Venture with Oyu Tolgoi LLC
Line 28
Line 27
Line 18
Line 19
Line 26
Line 17
Line 16
Line 25
Line 24
Line 23
Line 10
Line 15
Line 9
Line 8
Line 7
Line 6
Line 5
Line 4
Line 22
Line 14
Line 13
Line 12
Line 11
Line 21
Line 20
Line 3
Line 2
Line 1
Oyu Tolgoi
Javhlant Mining Licence (MV-015225) Joint Venture with Oyu Tolgoi LLC
Shivee Tolgoi Property
Enlarged Area
kilometres
20 km
Entrée Gold Inc.
2010 IP Survey Lines
Shivee Tolgoi Mining Licence (MV-015
Shivee Tolgoi Property
Omnogovi Aimag, Mongolia

Figure 9.16	Entrée LLC Magnetic Survey - Line Coverage, Shivee West

635,000E
637,500E
640,000E
642,500E
645,000E
647,500E
N
4,775,000N
4,772,500N
4,770,000N
4,767,500N
4,765,000N
4,762,500N
4,760,000N
Shivee Tolgoi Mining Licence (MV-015226) 100% Entrée Gold LLC
Shivee Tolgoi Mining Licence (MV-015226) Joint Venture with Oyu Tolgoi LLC
Oyu Tolgoi
Javhlant Mining Licence (MV-015225) Joint Venture with Oyu Tolgoi LLC
Shivee Tolgoi Property
Enlarged Area
Entrée Gold Inc.
2011 Total Magnetic Intensity Map
Shivee Tolgoi Mining Licence (MV-015226)
Shivee Tolgoi Property
Omnogovi Aimag, Mongolia
0
0.75
1.5
3
kilometres

9.2.6	Mobile Metal Ion Soil Sampling

Mobile Metal Ion (MMI) is an analytical technique used to detect very low concentrations of elements in bedrock buried below thick overburden and cover rocks.

A total of 4,610 MMI soil samples were collected on the Shivee Tolgoi Licence over the Devonian and Carboniferous stratigraphy similar to that exposed at Oyu Tolgoi. The samples were submitted to SGS Mongolia in Ulaanbaatar for sample preparation, and subsequently sent to the SGS laboratory in Ontario, Canada for analyses.

Results from the 2010 sampling were combined with results of previous MMI surveys for selected elements of interest. Anomalous results for molybdenum (>12.6 ppb Mo; Figure 9.6) tend to cluster around drainages, which are interpreted to be strongly influenced by major structural features in bedrock. The anomalous results are not a placer effect - they occur over areas of bedrock as well as fluvial-derived overburden.  Anomalous MMI-Mo indicate four major clusters: 1) Zesen Khui along the contact with the Western Granite; 2) Zone 1; 3) the Carboniferous stratigraphy at Tom Bogd in contact with the Eastern Granite; and 4) Khulanjoroo). These allow at least three overall trends to be recognised. Two of these, the Tom Gol and Two Trees Trends, follow east-southeast-trending drainages (ie. deep structures?) that transect the Devonian Corridor. The third trend is discontinuous, north to north-northeast, roughly coincident with Zone 1 advanced argillic alteration and the eastern portion of the Tom Bogd area.

Figure 9.7 shows classed post results for MMI-Cu.  The anomalous results are for the most part restricted to three areas: Zesen Khui, Khoyor Mod, and an area along the contact of the Western Granite with Devonian and Carboniferous rocks north of Tom Gol River.

Figure 9.8 shows classed post results for MMI-Au.  Generally, the anomalous results are broadly scattered, but three areas can be identified: 1) the Altan Khulan gold target (drilled in 2007), 2) Zone 3 gold target (drilled in 2004, 2005, and 2007), and 3) a number of discontinuous subareas north and south of the river at Khoyor Mod.

Figure 9.17	2010 MMI Soil Sampling Grid, Shivee West

635,000
637,500
640,000
642,500
645,000
647,500
N
4,777,500
Shivee Tolgoi Mining Licence (MV-015226) 100% Entrée Gold LLC
Shivee Tolgoi Mining Licence (MV-015226) Joint Venture with Oyu Tolgoi LLC
4,775,000
4,772,500
4,770,000
4,767,500
4,765,000
Oyu Tolgoi
4,762,500
Javhlant Mining Licence (MV-015225) Joint Venture with Oyu Tolgoi LLC
4,760,000
LEGEND
2010 DDH Collars
pre-2010 DDH Collars
Shivee Tolgoi Property
Enlarged Area
0
kilometres
20 km
Entrée Gold Inc.
2010 MMI Soil Sample Grid
Shivee Tolgoi Mining Licence (MV-015
Shivee Tolgoi Property
Omnogovi Aimag, Mongolia

Figure 9.18	MMI-Sampling - Mo Results, Shivee West

Shivee Tolgoi Mining
Licence (MV-015226)
100% Entrée Gold LLC.
640,000 mE
642,500 mE
645,000 mE
647,500 mE
N
4,775,000 mN
4,772,500 mN
4,770,000 mN
4,767,500 mN
4,765,000 mN
4,762,500 mN
Tom Gol
Trend
Zesen
Khui
Zone 1
Trend
Shivee Tolgoi Mining
Licence (MV-015226)
Joint Venture with Oyu
Tolgoi LLC
Two Trees
Trend
Tom Bogd
Oyu Tolgoi
Khulanjoroo
LEGEND
<= 8.8 ppb Mo
8.9 to 12.5 ppb Mo
>=12.6 ppb Mo
Shivee Tolgoi
Property
Enlarged
Area
0
20 km
kilometres
Entree Gold Inc.
MMI (Mo) Geochemistry
Baruun Grid
Shivee Tolgoi Mining Licence (MV-0152
Shivee Tolgoi Property
Omnogovi Aimag, Mongolia
Javhlant Mining Licence (MV-015225)
Joint Venture with Oyu Tolgoi LLC

Figure 9.19	MMI Sampling - Cu Results, Shivee West

Shivee Tolgoi Mining Licence (MV-015226) 100% Entrée Gold LLC.
640,000 mE
642,500 mE
645,000 mE
647,500 mE
N
4,775,000 mN
4,772,500 mN
4,770,000 mN
4,767,500 mN
4,765,000 mN
4,762,500 mN
Tsagaan Chuluu
Zesen Khui
Khoyor Mod
Shivee Tolgoi Mining Licence (MV-015226) Joint Venture with Oyu Tolgoi LLC
Oyu Tolgoi
LEGEND
<= 2248 ppb Cu
2249 to 3209 ppb Cu
>= 3210 ppb Cu
Shivee Tolgoi Property
Enlarged Area
0
20 km
kilometres
Javhlant Mining Licence (MV-015225) Joint Venture with Oyu Tolgoi LLC
Entree Gold Inc.
MMI (Cu) Geochemistry
Baruun Grid
Shivee Tolgoi Mining Licence (MV-0152
Shivee Tolgoi Property
Omnogovi Aimag, Mongolia

Figure 9.20	MMI Sampling - Au Results, Shivee West

9.3	Sampling Method and Approach

9.3.1	Introduction

Sampling on the Lookout Hill Property has been completed by both Entrée on Shivee West and by OT LLC on the Joint Venture Property. Sampling programs on the Joint Venture Property have included soil, rock chip, drill core and RC techniques.

All of the sampling on the Joint Venture Property is carried out by OT LLC personnel or contractors, except for early-stage sampling by Entrée, prior to the Earn-in Agreement being signed in October 2004. All of the early-stage sampling methods have been superseded by the drilling, which forms the basis of the Mineral Resource estimates discussed in this report, and therefore the early-stage sampling methods on the

Joint Venture Property are not discussed in this report.

Sampling programs on Shivee West include soil, soil-MMI, rock chip, drill core and reverse circulation samples. All of the sampling was carried out by Entrée personnel or its contractors.

9.3.2	Joint Venture Property

9.3.2.1	Diamond Drill Core Sampling – Hugo North Extension

Sampling for resource estimation has been conducted on diamond drill core obtained from OT LLC holes drilled between 2002 and March 2008. The current core cutting protocol is as follows:

•	The uncovered core boxes are transferred from the logging area to the cutting shed (approximately 50 m) by fork lift on wooden palettes.

•	Long pieces of core are broken into smaller segments with a hammer.

•	Core is cut with a diamond saw, following the line marked by the geologist. The rock saw is regularly flushed regularly with fresh water.

•	Both halves of the core are returned to the box in their original orientation.

•
The uncovered core boxes are transferred from the cutting shed to the sampling area (approximately 50 m) by fork lift carrying several boxes on a wooden palette; constant 2 m sample intervals are measured and marked on both the core and the core box with permanent marker; a sample tag is stapled to the box at the end of each 2 m sample interval; sample numbers are pre-determined and account for the insertion of QA/QC samples (core twins, standards, blanks).

•
Samples are bagged. These are always half core samples collected from the same side of the core. Each sample is properly identified with inner tags and outside marked numbers. Samples are regularly transferred to a sample preparation facility, operated by Mongolia LLC (SGS Mongolia), which is located approximately 50 m from the sample bagging area.

•	The unsampled half of the core remains in the box, in its original orientation, as a permanent record. It is transferred to the on-site core storage area.

•	Barren dykes that extend more than 10 m along the core length are generally not sampled.

9.3.2.2	Diamond Drill Core Sampling – Heruga

QG reviewed the sampling and handling of core during the February 2008 site visit. QG did not observe core photography or core being cut, but did review quality of photos and procedure and equipment for core cutting. Core re-construction, mark-up, logging and sampling observed by QG are fit for purpose. The procedures described in Section 9.3.2.1 of this report are used for Heruga as well and are still in place. Samples are taken on regular 2 m intervals and post-mineralization dykes over 10 m thick down hole were not sampled. The observed core was cut in half correctly.

Scott Jackson concludes that the sampling is adequate, appropriate and sufficient for the purposes of resource estimation on porphyry style deposits.

9.3.3	Shivee West Property

9.3.3.1	Introducti on

Core sampling at the Shivee West property during  2010 follows a similar protocol to that established for the Joint Venture property.  There was also soil-MMI sampling in 2010 and rock chip sampling in both years, which are also described below.

9.3.3.2	Core Sampling Procedures

The core sampling protocol is as follows:

●
The logging geologist determines sample interval, based on geology or on a pre-determined interval (generally 2 m or less), and places a uniquely-numbered sample tag at the start of the core interval to be sampled.  Sample numbers are pre-determined and account for the insertion of QA/QC samples (core twins, standards, blanks).  A line is marked along the core to indicate the line of cut..

●	Uncovered core boxes are transferred from the logging area to the cutting shed by van

●	Core is cut with a diamond saw following the cut line, conforming to the sample length selected by the geologist. The rock saw is regularly flushed regularly with fresh water.

●
One half of the core is placed into a plastic sample bag pre-marked with the sample tag number along with the sample tag retrieved from the core box.  The other half of the core is returned to the core box as a permanent record.  When complete, the sample bag is sealed with a ziptie.  The box is transferred to the on-site core storage area.

●	Five to eight bagged samples are placed into rice bags, which are also zip-tied, prior to dispatch via truck to the analytical laboratory (in this case, SGS Mongolia laboratory in Ulaanbaatar).

Field  blank,  duplicate  (quarter  samples)  and  Standard  Reference  Material  (SRM) samples  are  included  in  the  sample  submissions.    The blank sample can indicate instances of sample mix-ups or sample contamination; the SRM is used to monitor the accuracy of sample assay values, and the duplicate sample is used to monitor precision during sample preparation phases.  Individual samples are weighed prior to shipment to aid in identifying sample switching.

The  rice  sack-packed  samples  are  loaded,  together  with  a  chain-of-custody  (CoC) document, into a wooden box on the transport truck; the box is then padlocked.  Keys for the padlock are held on site, by the driver who has to allow police authorities to search the truck as requested, and by laboratory staff.   On arrival at the laboratory in Ulaanbaatar, staff unlock the box and unload the samples.   A signed confirmation of sample receipt is given to the driver, and subsequently handed to the geologist on the driver’s return to the Entrée camp.

9.3.3.3	Soil Sampling - “MMI-M”

Samples were collected from lines established by hand-held GPS spaced 200 m apart (100-m spacing in areas of greater detail), with samples collected every 25 m.  Each sample was collected from depths ranging from 25 cm to 35 cm, using a stainless steel trowel and sieved to -1/4-inch mesh at the collection site.  Each sample was placed in a uniquely-numbered ziploc plastic bag  corresponding to the uniquely-numbered sample tag inserted within.  No additional processing or drying was done - samples were submitted on an “as-is” basis to the SGS laboratory in Ulaanbaatar, and eventually shipped to SGS in Mississauga for MMI-M analyses.

9.3.3.4	Rock Sampling

Rock sampling in 2010 included 131 grab and oriented chip samples.  In 2011, rock sampling included (17) grab and 629 chip or trench samples .  Grab samples were taken from lithologies or mineralization of interest. Oriented chip sample traverses were collected from outcrops over sample length(s) determined on lithological or mineralization criteria, with azimuth, inclination, and length of the individual chip line recorded.  Trench samples were collected on regular 1-m intervals.  Due to the friable or crumbling nature of trenched bedrock, no attempt was made to take rigorous channel samples; instead, a series of walnut-sized chips for each sample length were collected from one or the other trench wall.  Each chip sample traverse or trench sample series is identified by the first sample in the traverse plus a “T” prefix.

Regardless of type, all rock samples were inserted into plastic bags with uniquely- numbered sample tags, bagged in rice bags, and sent by secure transport to SGS Mongolia or to Actlabs in Ulaanbaatar for analyses.

10	DRILLING

10.1	General

Approximately 237,300 m of drilling has been completed on the Lookout Hill Property from 2004 to December 2011 (Table 10.1) by OT LLC and by Entrée. Drilling has been predominantly core and on the Joint Venture Property by project operator OT LLC. The majority of the diamond drilling has been exploration related and includes 117 holes totalling 93,448 m on the Hugo North Extension deposit and 42 holes totalling 53,765 m on the Heruga deposit. Six early-stage core holes were drilled by Entrée at the X-Grid (Oortsog) Prospect, prior to the Earn-in Agreement being signed in 2004. Diamond drilling has been the source of all geological and grade data in support of the Mineral Resource estimates completed on the Hugo North Extension and Heruga deposits. A very small percentage of the drilling (two holes totalling 736m) is from combined RC/core drilling, which has RC drilling at the top of the hole in barren rock and core drilling once mineralization is encountered.

Since 2002, on Shivee West Entrée has completed 71 core holes totalling 38,836 m and 34 RC holes totalling 4,145 m.

10.2	Joint Venture Property – Shivee Tolgoi ML

10.2.1	Introduction

OT LLC has completed 7 years drilling on the Joint Venture Property with most drilling focused on the Ulaan Khud (Airport North) and Hugo North Extension zones on the Shivee Tolgoi ML and on the Heruga deposit on the Javhlant ML (Figure 10.1). In addition, Ivanhoe has completed a significant amount of condemnation and water exploration drilling (RC and core) in the vicinity of the Hugo North Extension (76 holes totalling 14,450 m). These holes have been to assist in the determination of suitable sites for proposed tailings and other infrastructure purposes and to find water sources for the proposed mining operation at the adjacent Oyu Tolgoi Project. The condemnation and water holes are not considered in detail in this report. Ivanhoe has also drilled early-stage exploration holes at the Ulaan Khud prospect (17,401 m in  36 core holes and 2500 m in 28 RC holes).

Drillholes on the Joint Venture Property are identified in the Property database with either the prefix “EG”, for holes located on the Shivee Tolgoi ML, or by “EJ”, for holes located on the Javhlant ML. The prefix is followed by “D” for diamond drillholes, “RC” for reverse circulation holes, and “RCD” for RC holes with diamond tails. Geotechnical, water and condemnation drillholes do not receive a special prefix, and are identified by the drilling method.

Table 10.1	Lookout Hill Property – Drilling Summary

Deposit/Prospect	DDH Holes	Length of DDH (m)	RC Holes	Length RC Holes (m)	RC/DDH Holes(4)	Length RC/DDH (m)	All Holes(1)	Total Length (m) (1)
Lookout Hill West Property
Zone I	19	10,583	6	914	0	0	25	11,497
Zone II	2	419	0	0	0	0	2	419
Zone III	10	4,293	28	3,231	0	0	38	7,524
45 Moly	3	694	0	0	0	0	3	694
Altan Khulan	3	767	0	0	0	0	3	767
BZMo	2	245	0	0	0	0	2	245
Khoyor Mod	5	2,831	0	0	0	0	5	2,831
Nogoon Khilents	1	967	0	0	0	0	1	967
Tom Bogd	4	4,812	0	0	0	0	4	4,812
West Grid	11	8,614	0	0	0	0	11	8,614
Zesen Khui	5	4019	0	0	0	0	5	4019
Total (Lookout Hill West)	65	38,244	34	4,145	0	0	99	42,389
Joint Venture Property
Hugo North Extension (2)	117	93,448	73	4,868	2	736	192	99,052
Condemnation/Water	0	0	67	4,401	0	0	67	4,401
Engineering	9	10,049	0	0	0	0	9	10,049
Ulaan Khud	36	17,401	28	2,500	0	0	64	19,901
X-Grid (Oortsog)(3)	6	573	0	0	0	0	6	573
Heruga	42	53,765	0	0	0	0	40	53,765
Castle Rock	2	2,098	0	0	0	0	2	2,098
SW Mag Anomaly	1	1,152	0	0	0	0	1	1,152
South Heruga IP	4	3,917	0	0	0	0	4	3917
Total (Joint Venture Property)	217	182,403	168	11,769	2	736	387	194,908
Grand Total	282	220,647	202	15,914	2	736	486	237,297

Notes:
(1)	Includes all holes drilled to 31 December 2011 on Shivee West, up to and including EGD155A on HNE and on Javhlant, up to and including EJD0038.

(2)	A portion of these holes were collared in the Shivee Tolgoi JV Property and drilled into the Oyu Tolgoi Property.

(3)	These holes were drilled by Entrée prior to the Earn-in/JV Agreement being signed.

(4)	RC holes with diamond drillhole tails.

Figure 10.1	Drillhole Locations on JV Property

Shivee Tolgoi Mining Licence (MV-015226) 100% Entrée Gold LLC
Shivee Tolgoi Mining Licence (MV-015226) Joint Venture with Oyu Tolgoi LLC
Javkhlant Mining Licence (MV-015225) Joint Venture with Oyu Tolgoi LLC
645,000E
650,000E
655,000E
660,000E
4,775,000N
4,770,000N
4,765,000N
4,760,000N
4,755,000N
N
Oyu Tolgoi
156
149
148
147, 147A, 147B
155, 155A
150, 150A
152
153
154, 154A
151, 151A
005A
003A
040
038
037
039
LEGEND
2011 DDH - Shivee Tolgoi
2011 DDH - Javkhlant
Pre-2011 DDH
Shivee Tolgoi Property
Enlarged Area
Entrée Gold Inc.
2011 Shivee Tolgoi JV Drilling
Shivee Tolgoi & Javkhlant Mining Licence
Omnogovi Aimag, Mongolia
0
250
500
1,000
metres

Exploration diamond drilling is contracted to Major Pontil Pty Ltd. (Major), based out of Australia, who are using a variety of rigs, some with depth capabilities close to 2,000 m. Rigs which have recently been, or are currently on site, include UDR 1000, 1500 and 5000 and Major 50 drills. The vast majority of core at the Property has either been

PQ-size (85 mm nominal core diameter) or HQ-size (63.5 mm nominal core diameter), with a small percentage using NQ-size (47.6 mm nominal core diameter). Most holes are now collared with PQ core and are reduced to HQ at depths of around 500 m prior to entering the mineralized zone. A few holes have continued to depths of about 1,300 m using PQ diameter equipment.

Core drilling and database procedures have been extensively described in reports by Cinits and Parker (2007) and Peters et al. (2006). Additional details on core handling are provided in Section 11.

The following descriptions are based on work completed at both the Hugo North (on the adjacent Oyu Tolgoi Project) and Entrée’s Hugo North Extension Deposits. Since both are one continuous zone of mineralization, the supporting database was evaluated as a whole and one block model was constructed to estimate the Mineral Resources. Later, the resources were cut at the Property boundary for reporting purposes; thus discussion of drilling protocols that were in place during the exploration for all of the Hugo North and Hugo North Extension Deposits is warranted.

10.2.2	Exploration Diamond Drilling – Shivee Tolgoi ML

In total, OT LLC drilled ten exploration holes in 2010 and 2011, totalling 12,861 metres (Figure 10.2, Table 10.2). Five of the holes explored for the strike extension of the Hugo North Extension Deposit outside of the area of the Mineral Resources. Details of previous drilling can be found in the March 2008 NI 43-101 report (Vann et al., 2008) and the June 2010 Technical report (AMEC Minproc, 2010).

Table 10.2	Exploration Drilling Summary, Shivee Tolgoi ML 2010 to Dec 2011

Hole Number	UTM Coordinates (WGS84)		Elevation (masl)	Azimuth (°)	Dip (°)	Start (m)	Final Depth (m)	Length (m)
	Easting	Northing
Hugo North Extension
EGD143	651776	4771051	1190	090.0	-65.00	0.00	1986.30	1986.30
EGD147	653450	4769300	1178	267.5	-80.00	0.00	1503.50	1503.50
EGD147A	653450	4769300	1178	267.5	-80.00	797.50	2247.80	1450.30
EGD147B	653450	4769300	1178	267.50	-80.90	880.00	2161.00	1281.00
EGD152	652814	4768696	1174	269.00	-80.00	0.00	309.00	309.00
EGD153	652918	4768702	1174	270.00	-75.00	0.00	699.30	699.30
EGD154	652975	4768433	1170	301.80	-75.45	0.00	2115.70	2115.70
EGD154A	652975	4768433	1170	301.80	-75.45	999.00	2415.00	1416.00
EGD156	653987	4771000	1170	270.00	-75.00	0.00	1450	1450
Luuwan
EGD146	652600	4774500	1190	300.0	-70.00	0.00	650.00	650.00
								12,861.10

Figure 10.2	Exploration Drillhole Locations on IP, Shivee Tolgoi ML

10.2.3	HugoNorth Extension Drill Results

No significant results were returned from the 2010-2011 drill program. Details of previous drilling can be found in the March 2010 Technical Report (AMEC Minproc, 2010).

Selected sections are presented as Figure 10.3, Figure 10.4, and Figure 10.5.

Figure 10.3	Section N300E, EGD154 Series, Shivee Tolgoi ML

Figure From OT LLC

Figure 10.4	Section N4769300, EGD147 Series, Shivee Tolgoi ML

652500 mE
653000 mE
653500 mE
654000 mE
W
N4790300
E
EGD147 (series)
Rhyolitic ign
CS3
CS3 sed
Trachyand
Carboniferous granodiorite
DA4b
CS3
CS3 sed
CS3
1,000 m
500 m
0 m
-500 m
-1,000 m
CS3
DA4a
DA4b
EGD147
1503.5m
DA4a
Qmc
EGD147A
2248.6m
DA4a
DA3b
EGD147B
2461m
DA3b
DA2b
DA1b
Hanbogd granite
West Bat fault
DA2b
DA1b
0
250
500

Figure From OT LLC

Figure 10.5	Section N4771000N, EGD156 Series, Shivee Tolgoi ML

Figure from OT LLC

10.2.4	Ulaan Khud (Airport North) Diamond Drilling

No new drilling was carried out on the Ulaan Khud trend in 2010-2011. Details of previous drilling can be found in the March 2008 NI 43-101 report (Vann et al., 2008).

10.2.5	Geotechnical Drilling

Only one geotechnical hole, EGD144, was drilled in 2010 while in 2011 a number of holes were drilled primarily to improve geotechnical inputs into supporting the development of the block cave operation (Table 10.3).   A series of holes were completed to the northwest of the cave to achieve this objective.   All holes collar into and intersect long intervals of Carboniferous hornblende biotite granodiorite through to the North Boundary Fault, a major NE‐trending fault within the area that forms the northern limit of the block cave and marks the swing to a NE axis of mineralization.   In the wedge between the North Boundary Fault and the West Bat Fault are a series of Carboniferous basaltic tuffs and lavas cut by late barren granodiorite dykes.  To the east of the West Bat Fault, the holes intersect mineralised quartz monzodiorite and augite basalts, the progenitor porphyry intrusion and Lower Devonian host rocks to the principal economic mineralization at Hugo North.  These units are cut by lesser intervals of biotite granodiorite dykes, while late narrow basaltic dykes are common.

Both the North Boundary and West Bat Faults are significant structures that will have many underground tunnels developed through them and as such their early characterisation through drilling is important.   The West Bat Fault appears to have good rock quality (RQDs) and only minor fracturing is noted over <5‐10m in most intersections.  The West Bat Fault is also annealed and does not appear to represent an incompetent rock mass along much of its strike length.  By contrast, the North Boundary Fault shows considerably more fracturing through a much wider fault zone, and further work is required to determine the appropriate ground support regime in areas of development around this feature.

Table 10.3	Javhlant ML Drilling Summary 2010 and 2011

HOLE	UTM_EAST	UTM_NORTH	ELEV.	DEPTH	COMMENTS
EGD144	651603	4768947	1165	1860.8
EGD148	651603	4768947	1150	240.1	Excessive deviation
EGD149	651598	4768955	1179	1986.6
EGD150	651447	4768955	1179	1355.7	Excessive deviation
EGD150A	651447	4768955	1179	1510	?DEPTH OF WEDGE OUT
EGD151	651029	4768545	1180	799.2	Excessive deviation
EGD151A	651029	4768545	1180	1907.8	?DEPTH OF WEDGE OUT
EGD155	651753	4768964	1,180	1,620	Geotechnical hole into undercut and production levels. Excessive deviation
EGD155A	651753	4768964	1,180	1,620 – 1,916.5	Geotechnical hole into undercut and production levels.
OTD1656	650611	4768182	1150	1700	Shaft 4 investigation hole
OTD1680	650544	4768332	1188	1,651.2	Shaft 4 investigation hole
TOTAL				13,067.1

10.3	Joint Venture Property – Javhlant ML

10.3.1	Introduction

To the end of 2011, over 60,000 m in 49 holes had been completed on Javhlant. All of the drilling has been by core methods and was completed by OT LLC as part of the JV Agreement. The majority of the drilling has been focused on delineating the Heruga deposit where 42 holes have been drilled since 2007 for a total of 53,675 m.

In 2010 and 2011, OT LLC extended two holes in the Heruga deposit and drilled seven new exploration holes, totalling 10,489.50 metres (Figure10.3, Table 10.3). Six of the holes targeted the large IP anomalies approximately 5 km to the southwest of Heruga, and one hole tested an IP anomaly just west of the deposit.  Details of previous drilling can be found in the June 2010 Technical report (AMEC Minproc, 2010).

 Exploration diamond drilling at Heruga has been completed by diamond coring methods, with drilling using PQ, HQ or NQ core sizes. Drilling has not used triple tube to date.  Most holes are collared in PQ and reduced to HQ and in some instance NQ at depth.  The general treatment and handling of core for Heruga is as described in Section 9.3. Drillholes on the Joint Venture Property are identified in the Property database with “EG” for holes located on the Shivee Tolgoi ML, and “EJ”, for holes located on the Javhlant ML. The prefix is followed by “D” for diamond drillholes, “RC” for reverse circulation holes, and “RCD” for RC holes with diamond tails. Geotechnical, water and condemnation drillholes do not receive a special prefix, and are identified by the drilling method.

Core drilling and database procedures have been extensively described in reports by Vann et al.  (2008), Cinits and Parker (2007) and Peters et al.  (2006).

Table 10.4	Javhlant ML Drilling Summary 2010 and 2011

Hole Number	UTM Coordinates (WGS84)		Elevation (masl)	Azimuth (°)	Dip (°)	Final Depth (m)	Length (m)
	Easting	Northing
Heruga
EJD0003A	647695.8	4759300	1,163.48	270.39	-69.43	1,678.00	375.2
EJD0005A	647398.6	4759298	1,164.19	268.35	-69.76	1,273.00	390.0
2 holes							765.2
Heruga Southwest
EJD0035	642750	4755800	1,160	270	-75	228.8	228.8
EJD0035A	642750	4755800	1,160	270	-75	1,776.6	1,547.8
EJD0036	642750	4755800	1,160	270	-65	1,181.0	1,181.0
EJD0037	641900	4755000	1,160	270	-70	877.4	877.4
EJD0038	643223	4755802	1,160	270	-70	2,352.8	2,352.8
5 holes						Total	6,187.8
EJD0039	645076	4754814	1160	260	-65	1,942.9	1,942.9
EJD0040	646500	4758200	1160	271	-70	1,593.6	1,593.6
2 holes						Total	3,536.5
9 holes							10,489.5

Hole EJD0003A, 5A and 35A is a deepening and continuation of holes EJD0003, 5 and 35 respectively.
EJD0039 and EJD0040 collared in 2011, completed in 2012

Figure 10.6	Drillhole Location on IP, Heruga Area, Javhlant ML

10.3.2	Exploration Diamond Drilling - Javhlant ML

In 2010 and 2011, OT LLC extended two holes in the Heruga deposit and drilled six new exploration holes, totalling 10,489.5 metres (Figure 10.6, Table 10.3). Holes EJD0003A and 5A were drilled to test for mineralization along the west side of Heruga.  Holes EJD0035/35A, 36, 37 and 38 targeted the large IP anomalies approximately 5 km to the southwest of Heruga.  Hole EJD0039 (collared 2011, completed 2012) was drilled to test an IP anomaly below outcropping Devonian rocks.  Hole EJD0040 (collared 2011, completed 2012) tested an IP anomaly immediately west of the deposit.

A 30-metre interval of mineralization was returned in hole EJD0035 and hole EJD0038 was drilled to test the down-dip extension.

10.3.3	Exploration Diamond Drilling at Heruga

Exploration diamond drilling at Heruga has been completed by diamond coring methods, with drilling using PQ, HQ or NQ core sizes. Drilling has not used triple tube to date.  Most holes are collared in PQ and reduced to HQ and in some instance NQ at depth.

The general treatment and handling of core for Heruga is as described in Section 9.3. QG observed all steps in core handling with the exception of marking orientation lines and cutting core (although core saws were examined). QG make the following observations and recommendations:

●
Ivanhoe maintains consistency of observations from hole to hole and between different loggers by conducting regular internal checks. QG also recommends Ivanhoe ensure that actual observations are logged with respect to lithology rather than attempting to match a genetic model.

●	The manual logging system in place is potentially more error-prone than digital capture systems and recommends that such systems be investigated by Ivanhoe.

●
Samples should respect lithological, alteration or mineralization boundaries. Although this will have a negligible implication for future resource estimates, it is considered good practice and will improve the estimation quality. Duplicate core samples should not be taken at a contact.

●
The core storage at Oyu Tolgoi represents a possible risk to the project. Given the long possible project life, the ability to locate core for the purposes of either re-logging or re-sampling is emphasized.

All exploration diamond drillholes at Heruga are drilled approximately grid west, generally at about 70 degree inclinations. However, the holes tend to deviate systematically towards north at depth. The general orientation of drilling is considered to be appropriate, but it is likely some drilling at high angles to the “cross-section” (i.e. to the north or south) will be undertaken in future campaigns to resolve a number of geological uncertainties (for example the disposition of the mineralized quartz monzodiorite).

QG independently checked collar survey in the database versus surveyors’ records and conclude that the data used is sound.

10.3.3.1	Down Hole Surveys at Heruga

Where possible, the core was oriented, initially using BallMark© but more recently using the electronic ACE© core orientation system (a fully electronic system based on accelerometers). QG consider that both of these devices are appropriate means of orienting core, and note that the frequency of core orientation on this project is appropriate.

10.3.3.2	Recoveries and RQD at Heruga

Core recovery at Heruga is generally very good. Average recovery at Heruga to date is 97% to 100%, with the relatively rare poorly recovered intervals invariably correlated to shearing and faulting.

Scott Jackson examined all the core in hole EJD-009 as well as significant runs (450 to 500 m) from holes EJD-013 and EJD-021 and confirmed that, in general, recovery was good and core condition (with the exception of faults) also very good.

Ivanhoe informed QG that RQD is not being recorded for Heruga core, nor has geotechnical logging been taking place, although this was reportedly standard practice at Oyu Tolgoi and Hugo Dummett. If the project progresses, geotechnical logging should be reinstituted as a routine step, because the quality of data from half core is lower.

10.3.3.3	Bulk Densities at Heruga

QG spent time on site with Dale A. Sketchley (Ivanhoe Manager QA/QC Advanced Projects) to confirm that the procedures described in this report are applicable to the core sample preparation for the Heruga deposit.

QG performed an inspection of the equipment and samples being subjected to specific gravity determination on site (accompanied by Dale A. Sketchley). This visit did not constitute an audit. Ivanhoe retained an independent geologist/geochemist, Barry Smee, to conduct audits of preparation and analytical facilities (Smee, 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).

QG make the following comments about bulk density estimation at Heruga:

●
The size of samples is small – typically samples are half core and less than 10 cm in length. As a result the precision of individual determinations will be relatively poor. QG recommend that Ivanhoe make determinations on the largest available pieces of core (this may require modified equipment, but is straightforward).

●
Currently measurements are taken on one small piece of core every 10 m drilled. QG argue that the density data is very important and that measurements should be more frequent, ideally on all available intact core.

●	Ideally measurements should be made on whole core.

●
The outside repeating of core bulk density determinations is important and should be performed at an offshore laboratory. A recent program to run such checks at the Genalysis UB facility resulted in very poor data due to insufficient training of the laboratory staff (samples were broken into small pieces before measurements were taken).

In summary, improvements need to be made to the process to increase precision of the data, but the data are likely to be acceptable in aggregate (i.e. when averaged) for an Inferred Resource.

10.3.4	Javhlant Drill Results

Drill locations in the Heruga deposit and to the southwest are shown in Figure 10.6.  All significant drill results for 2010-11 from the area are summarized below in Table 10.5.

Table 10.5	Significant Mineralized Intervals from the Heruga deposit, 2010-2011 Drilling

Hole ID From-to metres (m)	Interval (m)	Cu (%)	Au (g/t)	Mo (ppm)	CuEq* %
EJD0035
1422.00-1478.00	56.0	0.57	-	-	-
Including 1426.00-1452.00	26.0	1.10	0.01	57.50	1.14
EJD0037
232.00-253	24.0	0.146	0.08	-
EJD0038
1142.0 – 1384.0	242.0	0.49	0.19	189	0.71

•
Copper Equivalent (CuEq) has been calculated using assumed metal prices of US$1.35/lb for copper, US$650/oz for gold, and US$10.50 for molybdenum. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.

Figure 10.7	Heruga Southwest N4755580, Looking North

Figure from OT LLC

Figure 10.8	Heruga Southwest Section 280E, Looking North

2,500 m
3,000 m
3,500 m
NW
SECTION N280E
SE
EJD0039
DAba
1,000 m
DA4b
Ba
DAba
500 m
Basaltic trachy-andesite sill
Rhyolite
>98% Gocad target for Hugo & Oyu
Dacite
0 m
>98% Gocad target for Heruga
EJD0039 1942.9m
-500 m
>0.09 g.cm3 density
0
250
500m

Figure from OT LLC

Figure 10.9	Heruga Southwest Section 4758200E, Looking North

Figure from OT LLC

10.4	Shivee West – Shivee Tolgoi ML (100% Entrée)

10.4.1	Introduction

A total of 11,634 metres of core drilling in eleven holes and 2,470 metres of reverse circulation drilling have been completed on Shivee West in 2010-2011.

10.4.2	Core Drilling

In total, Entrée LLC drilled ten core holes and deepened an existing core hole, for a total of 11,633.7 metres. Diamond drilling focussed on testing for Oyu Tolgoi style porphyry mineralization at depth by targeting chargeability features interpreted to be associated with buried Devonian rocks and structures. Four targets targets were tested: Tom Bogd, Zesen Khui, Nogoon Khilents (Scorpion – formerly Zone II), and Zone I. A total of 614 core samples were analyzed by SGS in Ulaanbaatar for Au, Ag, Cu, Pb, Zn and Mo.Drilling operations, conducted under contract with Australasian International Diamond Drilling LLC (AIDD) and Major Drilling Mongolia LLC, commenced on 5 July 2010 and were completed on 11 November 2010. All holes began using PQ-sized equipment, and reduced to HQ and NQ as required.

Table 10.6	Core Collar Drilling Summary, 2010 to December 2011, Shivee West

Hole Number	Target	UTM Coordinates (WGS84)		Elevation (masl)	Azimuth (°)	Dip (°)	Start (m)	Final Depth (m)	Length (m)
		Easting	Northing
EG-10-090A	Tom Bogd	642325	4765751	1206	270	-80	592.20	1650.90	1058.70
EG-10-133	Zesen Khui	640975	4771268	1206	330	-55	0.00	215.50	215.50
EG-10-134	Tom Bogd	641750	4765200	1205	270	-85	0.00	1622.70	1622.70
EG-10-135	Zesen Khui	640800	4770970	1228	270	-80	0.00	708.00	708.00
EG-10-136	Zesen Khui	640850	4771800	1200	270	-80	0.00	819.90	819.90
EG-10-137	Tom Bogd	642535	4765360	1200	270	-80	0.00	1558.70	1558.70
EG-10-138	Zesen Khui	640615	4772600	1250	090	-80	0.00	731.80	731.80
EG-10-139	Nogoon Khilents	643178	4771799	1246	270	-80	0.00	966.70	966.70
EG-10-140	Zone I (North)	645700	4775000	1230	270	-80	0.00	1420.50	1420.50
EG-10-141	Zone I	644911	4773402	1234	090	-70	0.00	987.70	987.70
EG-10-142	Zesen Khui	640752	4773860	1239	315	-55	0.00	1543.50	1543.50
Total Metres									11,633.70

Figure 10.10	2010 – 2011 Diamond Drillhole Locations, Shivee West

637, 500E
640,000E
642,500E
645,000E
647,500E
650,000E
N
Shivee Tolgoi Mining Licence (MV-015226) 100% Entrée Gold LLC
Shivee Tolgoi Mining Licence (MV-015226) Joint Venture with Oyu Tolgoi LLC
4,775,000N
4,772,500N
4,770,000N
4,767,500N
4,765,000N
4,762,500N
4,760,000N
Zone I
EG-10-140
EG-10-141
EG-10-142
Argo & Zone III
Zesen Khui
EG-10-138
EG-10-136
EG-10-133
EG-10-135
EG-10-139
Nogoon Khilents
Shivee West Property
100% Entrée Gold
Khoyor Mod
EG-10-090A
Khulanjoroo
EG-10-137
Tom Bogd
EG-10-134
Oyu Tolgoi
Javhlant Mining Licence (MV-015225) Joint Venture with Oyu Tolgoi LLC
Shivee Tolgoi Property
Enlarged Area
0
20 km
LEGEND
2010 Diamond Drill Collars
pre-2010 Drill Hole Collars
Entrée Gold Inc.
2010-2011 Drill Hole Collars
Shivee Tolgoi Mining Licence (MV-015226)
Shivee Tolgoi Property
Omnogovi Aimag, Mongolia
0
0.75
1.5
3

10.4.3	Reverse Circulation Drilling

A total of 2,470 metres of reverse circulation (RC) drilling in 23 vertical holes was completed by Entrée LLC on Zone III of the Shivee Licence in 2011 (Table 10.6, Figure 10.11)  Drilling operations, conducted under contract with Landdrill International LLC, commenced on November 8, 2011 and were completed on November 19, 2011.  The rig was a custom-built EDM2000 using Sandvik RE-0052 hammers.  PVC casing with 8-inch (20.32cm) diameter was set to at least 4 metres and up to 7 metres in depth, and the holes continued to their planned depth using a 5 ½-inch (13.97cm) face-sampling hammer.  All holes were drilled on the Zone III target; all were vertical, and were completed to planned target depths.  Landdrill used two 12-hour shifts during the programme.  All drill personnel, with the exception of project foreman and a fitter/engineer, were Mongolian.

The program was designed to follow up on previous positive results from surface and trench sampling and from drilling. Drilling was completed over an area of 200 metres x 600 metres.  Gold values were returned from Zone III and from 250 m metres to the north on the newly defined Argo Zone and is associated with quartz veinlets in felsic volcanic rocks (Figure 10.12).  The Argo Zone is north of previously known mineralization.

Trench sampling in 2011 on Zone III returned 0.69 g/t Au over 6 metres and a separate interval of 1.44 g/t Au over 6 metres.  Previously, trench and outcrop sampling returned gold values of up to 0.51 g/t over 22 metres and 1.39 g/t over 18 metres.  Numerous grab samples of siliceous material in the Zone III area have returned between 0.2 g/t and 29.2 g/t Au.  Best results from recent R-C drilling are from hole EGRC-11-123, located near the centre of Zone III, which returned 8 metres of 2.08 g/t Au.

To date six new R-C holes (holes EGRC-11-110 to 115), two trenches and surface chip sampling define the Argo Zone.  In addition, a quartz stockwork in dacitic volcanic rocks was sampled 50m southeast of the northernmost drill hole  and returned high gold values.  Further testing will follow.

Significant results at the Argo Zone included two separate high-grade chip samples averaging 42.4 g/t gold over 4 metres and 19.3 g/t Au over 3 metres. Hole EGRC-11-112 returned 14 metres of 1.82 g/t Au and hole 11-111 returned 3 metres of 2.21 g/t Au (see table of results below).  The two very high-grade chip samples were taken to evaluate a quartz stockwork in dacitic volcanic rocks 50 metres southeast of the nearest 2011 RC drill hole The mineralization remains open in several directions

Both Zone III and Argo lie within a well-defined, northerly-trending magnetic-low, which extends for at least 2.5 kilometres along strike. Further drill testing is planned for 2012.

Table 10.7	RC Summary 2010-2011, Shivee West

Hole Number	UTM Coordinates (WGS84)		Elevation (masl)	Azimuth (°)	Dip (°)	Final Depth (m)
	Easting	Northing
EG-RC-11-109	642050	4773100	1214.83	0	-90	150
EG-RC-11-110	642175	4773500	1216.69	0	-90	70
EG-RC-11-111	642125	4773485	1218.78	0	-90	70
EG-RC-11-112	642075	4773385	1219.11	0	-90	80
EG-RC-11-113	642150	4773385	1216.74	0	-90	80
EG-RC-11-114	642050	4773300	1218.22	0	-90	100
EG-RC-11-115	642125	4773300	1215.67	0	-90	100
EG-RC-11-116	642100	4773250	1216.97	0	-90	100
EG-RC-11-117	642025	4773225	1217.5	0	-90	100
EG-RC-11-118	642065	4773185	1215.91	0	-90	120
EG-RC-11-119	642000	4773150	1215.41	0	-90	120
EG-RC-11-120	642075	4773150	1215.01	0	-90	120
EG-RC-11-121	642000	4773100	1214.76	0	-90	120
EG-RC-11-122	641975	4773050	1214.87	0	-90	120
EG-RC-11-123	642025	4773050	1215.33	0	-90	120
EG-RC-11-124	642075	4773050	1215.39	0	-90	120
EG-RC-11-125	642125	4773050	1216.99	0	-90	120
EG-RC-11-126	641985	4772995	1215.13	0	-90	120
EG-RC-11-127	642025	4772975	1216.43	0	-90	120
EG-RC-11-128	642100	4772975	1218.33	0	-90	120
EG-RC-11-129	641975	4772925	1215.30	0	-90	120
EG-RC-11-130	642025	4772925	1216.79	0	-90	120
EG-RC-11-131	642070	4772925	1218.29	0	-90	60
Total Metres						2,470

Table 10.7	Significant RC Drill Results – Zone III and Argo, Shivee West

HOLE	FROM (m)	TO (m)	INTERVAL (m)	Au g/t	COMMENT
EG-RC-11-109	63	67	4	0.27	Argo Zone
EG-RC-11-110	34	40	6	0.36	Argo Zone
EG-RC-11-111	67	70	3	2.21	Argo Zone; Ended in mineralization
EG-RC-11-112	46	51	5	0.91	Argo Zone
including	47	48	1	3.35
and	63	77	14	1.82
including	73	75	2	9.32

EG-RC-11-114	17	20	3	0.76	Argo Zone; Ended in 0.18 g/t Au over 6 m
EG-RC-11-119	66	71	5	0.36	Zone III
EG-RC-11-121	65	67	2	0.74	Zone III
EG-RC-11-123	67	75	8	2.08	Zone III; First sample is 9.34 g/t Au over 1 m
including	67	69	2	5.60

Figure 10.11	2011 Reverse-Circulation Hole Locations, Shivee West

Figure 10.12	2011 RC Hole and Trench Locations, Shivee West

Argo Zone
Zone III
SHIVEE WEST (100% Entrée)
Entrée-OTLLC JV
Entrée-OTLLC JV
Oyu Tolgoi Deposits
642100E
642200E
642300E
4773400N
4773300N
4773200N
4773100N
4773000N
4772900N
4 m @ 42.4 g/t Au
3 m @ 19.3 g/t Au
Argo Zone
Zone III
110
111
112
113
114
115
116
117
118
119
120
121
109
122
123
124
125
126
127
128
129
130
131
N
0
100 m
LEGEND
2011 RC Drill Hole (EG-RC-11-)
Core Drill Hole (pre-2011)
RC Drill Hole (pre-2011)
2011 Trench
Trench (2002-2007)
Surface Area of Quartz Stockwork
Gold Zones
ENTRÉE GOLD
ARGO AND ZONE III Au MINERALIZATION
SHIVEE WEST, MONGOLIA

11	SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1	Introduction

Sample preparation and analysis during exploration on the Lookout Hill Property has been completed by Entrée on Shivee West and by OT LLC on the Joint Venture Property. Varying sample preparation and analytical protocols have been in place depending upon the sample type (stream sediment, soil, rock chip, drill core or RC samples). All of the sample preparation within the Joint Venture Property was carried out under the direction of OT LLC personnel or contractors, except for early-stage sampling by Entrée, prior to the Earn-in and JV Agreement being signed. All of the early-stage sampling methods have been superseded by the drilling, which forms the basis of the Mineral Resource estimates discussed in this report, and therefore the early-stage sampling methods used on the Joint Venture Property are not discussed in this report.

11.2	Joint Venture Property

11.2.1	Sample Preparation and Shipment

Currently, split core samples are prepared for analysis at the on-site sample preparation facility operated by SGS Mongolia. The prepared pulps are then shipped by air under the custody of OT LLC to Ulaanbaatar, where they are assayed at a laboratory (lab) facility operated by SGS Mongolia.

The facility is well-equipped and the staff well-trained by SGS Mongolia. All sample preparation procedures and QA/QC protocols were established by OT LLC in consultation with SGS Mongolia. The facility currently processes between 50 and 200 samples per month from OT LLC projects throughout Mongolia, although most of these are from Oyu Tolgoi. The maximum sample preparation capacity has been demonstrated to be around 600 samples per day when fully staffed.

The facility has one large drying oven, two Terminator jaw crushers, and two LM2 pulverizers. The crushers and pulverizers have forced air extraction and compressed air for cleaning. Smee, (2008) noted that some the equipment, in particular the crushers were in poor condition and deficient in a number of areas but also noted that according Dale A Sketchley, all concerns had been addressed as of 10 April 2008.

The samples are initially assembled into groups of 15 or 16 samples, and then 4 or 5 quality control samples are interspersed to make up a batch of 20 samples. The quality control samples comprise one duplicate split core sample, one uncrushed field blank, a reject or pulp preparation duplicate, and one or two standard reference material (SRM) samples (one <2% Cu and one >2% Cu if higher-grade mineralization is present based on visual estimates). The two copper SRMs are necessary because SGS Mongolia uses a different analytical protocol to assay all samples >2% Cu. The split core, reject, and pulp duplicates are used to monitor precision at the various stages of sample preparation. The field blank can indicate sample contamination or sample mix-ups, and the SRM is used to monitor accuracy of the assay results.

The SRMs are prepared from material of varying matrices and grades to formulate bulk homogenous material. Ten samples of this material are then sent to each of at least seven international testing laboratories. The resulting assay data are analyzed statistically to determine a representative mean value and standard deviation necessary for setting acceptance/rejection tolerance limits. Blank samples are also subjected to a round-robin program to ensure the material is barren of any of the grade elements before they are used for monitoring contamination.

The sample preparation protocol for OT LLC samples is as follows:

●	Coding: an internal laboratory code is assigned to each sample at reception.

●	Drying: the samples are dried at 75°C for up to 24 hours.

●	Crushing: the entire sample is crushed to obtain nominal 90% at 3.35 mm.

●	Splitting: the sample passes twice through an approximate 1 inch (approximately 2.5 cm) Jones Splitter, reducing the sample to approximately 1 kg. The coarse reject is stored.

●
Pulverization: the sample is pulverized for approximately 5 minutes to achieve nominal 90% at 75 µm (-200 mesh). A 150 g sample is collected from the pulverizer and sealed in a Kraft envelope. The pulp rejects are stored on site.

●	The pulps are put back into the custody of OT LLC personnel and SRM control samples are inserted as required.

●
Shipping: the pulps are stored in a core box and locked and sealed with “tamper-proof” numbered tags. Sample shipment details are provided to the assaying facility both electronically and as paper hard copy accompanying each shipment. The box is shipped by air to Ulaanbaatar where it is picked up by SGS personnel and taken to the analytical laboratory. SGS confirms to OT LLC staff by electronic transmission that the seal on the box is original and has not been tampered with.

●	Storing and submitting: The pulp rejects are stored on site at the lab for several months and then returned to OT LLC in Ulaanbaatar for storage.

All equipment is flushed with barren material and blasted with compressed air between each sample that is processed. Screen tests are done on crushed and pulverized material from one sample taken from the processed samples that comprise part of each final batch of 20 samples to ensure that sample preparation specifications are being met.

Reject samples are stored in plastic bags inside the original cloth sample bags and are placed in bins on pallets and stored at site. Duplicate pulp samples are stored at site in the same manner as reject samples.

11.2.2	Analyses – Joint Venture Property

Currently all routine sample preparation and analyses of the OT LLC samples are carried out by SGS Mongolia LLC (SGS Mongolia), who operate an independent sample preparation facility at Oyu Tolgoi site and an analytical laboratory in Ulaanbaatar. The preparation facility was installed in 2002 as a dedicated facility for OT LLC’s Project during their exploration and resource definition stages. Although the facility has mostly dealt with samples from the Oyu Tolgoi area, it also prepares some samples from other OT LLC projects in Mongolia. This Oyu Tolgoi facility closed in November 2008, after completion of Heruga drilling but reopened again in late 2011.

The SGS Mongolia analytical laboratory in Ulaanbaatar and the SGS laboratory in Perth were recognized as having ISO 9001:2000 and ISO/IEC 17025 accreditation respectively (SGS 2006). The National Association of Testing Authorities Australia has accredited Genalysis to operate in accordance with ISO/IEC 17025 (1999), which includes the management requirements of ISO 9002:1994.

11.2.2.1	SGS Mongolia

All samples are routinely assayed by SGS Mongolia for gold, copper, and molybdenum.  Gold is determined using a 30 g fire assay fusion, cupelled to obtain a bead, and digested with Aqua Regia, followed by an AAS finish, with a detection limit of 0.01 g/t.  Prior to 2011, copper and molybdenum are determined by acid digestion of a 0.5 g subsample, followed by an AAS finish. Samples are digested with nitric, hydrochloric, hydrofluoric and perchloric acids to dryness before being leached with hydrochloric acid to dissolve soluble salts and made to volume with distilled water. The detection limits of the copper and molybdenum are 0.001% and 10 ppm, respectively. The same acid digestion is also used for analyses of Ag and As, with detection limits of 1 ppm and 100 ppm. In 2011, following concerns related to lower level precision of Ag, As and Mo assaying, OT LLC decided to switch methods for Cu, Mo, Ag, As and a suite of other elements to ICP-OES/MS.

OT LLC also conducts a Trace Elements Composites (TEC) program, in addition to routine copper gold and molybdenum analyses. Ten metre composites of equal weight are made up from routine sample pulp reject material. The composites are subject to multi-element analyses comprising a suite of 48 elements determined by inductively coupled-plasma ICP-OES/MS methods after 4 acid digestions. Additional element analyses include mercury by Cold Vapor atomic absorption spectroscopy (AAS), fluorine by KOH Fusion/Specific Ion Electrode, and carbon/sulphur by Leco furnace. OT LLC uses results from the TEC program for deleterious element modelling.

According to the most recent audit in April 2008 (Smee, 2008), the analytical laboratory has implemented some significant improvements since the last audit and is using procedures and equipment that are consistent with industry “best practices” and therefore can be used for resource estimating purposes.

SGS Mongolia reports the results digitally to OT LLC via email and submits signed paper certificates. General turn-around is approximately 7 days. All hard copy certificates are stored in a well-organized manner in a secure location on site and copies are kept off site for security.

11.2.3	QA/QC Programme - Joint Venture Property

OT LLC has a comprehensive QA/QC programme in place (Sketchley and Forster, 2007) comprising: inserting standard reference samples (SRM’s), blank material, duplicate samples and check assays. All sampling and QA/QC work is overseen on behalf of OT LLC Mines by their QA/QC Manager Dale A. Sketchley, M.Sc., P. Geo. Since March 2002, OT LLC has retained independent geologist/geochemist Barry Smee, P.Geo, to conduct semi-annual audits of both the preparation and analytical facilities (Smee 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008). The most recent audit was completed in late April 2008. Mr. Smee concluded in the last audit that the SGS Mongolia sample preparation laboratory was operating efficiently and with full QC protocols in place and the Ulaanbaatar analytical facility is using procedures and equipment that are consistent with industry “best practices” and can be used for resource estimation purposes.

11.2.3.1	Blank Sample Performance and Sample Duplicates

Figure 11.1and Figure 11.2 show typical assay performance of field blanks for gold and copper.  In these figures, the lower blue horizontal line represents the analytical detection limit (ADL) of the respective metal, and the upper yellow horizontal line represents the analytical rejection threshold (ART).  The gold ADL is 0.01 g/t with an ART of 0.06 g/t; copper ADL was initially 0.01% and is now 0.001% with an ART of 0.06%.  The results show a low incidence of contamination and a few cases of sample mix-ups, which were investigated at site and corrected.

The QA/QC program currently uses three different types of duplicate samples: core, coarse reject, and pulp; laboratory check pulp samples sent to an umpire lab were only used up to the end of 2005 and the program is now in abeyance.

The same criteria do not apply to core duplicates because these differences cannot be controlled by the subsampling protocol; however, the heterogeneity of the mineralization ideally would allow the difference to be less than 30%. Table 11.1Duplicate Percent Difference at the 90th Population PercentileTable 11.1summarize the results of the Percentile Rank statistical analyses for each type of sample with charts of the results shown in Figure 11.3 and Figure 11.4.

Figure 11.1	Field Blank Performance – Gold

Figure 11.2	Field Blank Performance – Copper

Figure 11.3	Gold Duplicate Samples

Figure 11.4	Copper Duplicate Samples

The coarse reject and pulp duplicates for gold are about the same because of the finer reject crushing size. Although the reject precision is within the ideal threshold, the pulp duplicates tend to be higher, which is probably because most gold values lie near the detection limit where precision is poorer. This is further supported by an improvement in precision at higher grades, although there is also a possibility of gold liberation during pulverization. For copper, both coarse reject and pulp duplicates are also similar because of the finer reject crushing size with both being well within the ideal limits. Core duplicates for both copper and gold are above the ideal arbitrary value of 30%, which is related to an uneven distribution of mineralization between core halves as typically caused by quartz vein and fracture controlled mineralization.

11.2.3.2	Check Assay Program

For most of the drill programs OTLLC has maintained a check assay program sending approximately 5% of assayed pulps to external (secondary) laboratories.

Table 11.1	Duplicate Percent Difference at the 90th Population Percentile

Duplicate Type	Cu		Au
	No.	Diff. (%)	No.	Diff. (%)
Core Cut Off = 0.2 g/t	1969	40	848	44
Coarse Reject Cut Off = 0.2 g/t	996	5	445	17
Pulp Cut Off = 0.2 g/t	934	4	434	15

SGS Welshpool in Perth was designated as the secondary laboratory until May 2005 (drill hole OTD900), when OT LLC switched to Genalysis in Perth.

11.2.4	QG 2008 Review and Comments on OT LLC Sampling and QA/QC

11.2.4.1	Sample Preparation and Shipment for Heruga

John Vann (QG) spent time with Dale A. Sketchley (OT LLC Manager QA/QC Advanced Projects) and confirmed the procedures (described in Section 11.2 of this report) are still applicable to the core sample preparation for the Hugo North and Heruga deposits.

The security measures in place for shipment of pulps to the SGS analytical laboratory in Ulaanbaatar were briefly reviewed (including observing the dispatch of samples) and are considered by Scott Jackson to be adequate and appropriate (these are discussed further under Section 11.2.4.1 of this report).

11.2.4.2	QG Review of the On-Site Sample Preparation Laboratory

QG performed an inspection of SGS Mongolia sample preparation facility on site during both site visits (accompanied by Dale A. Sketchley). These visits did not constitute an audit. OT LLC retained an independent geologist/geochemist, Barry Smee, to conduct audits of preparation and analytical facilities (Smee 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).

In general, QG is of the opinion that this facility is set up and operating in a satisfactory manner. Recommendations about sample preparation made after the first site visit were all noted to have been implemented at the time of the second site visit.

QG recommend that the sample preparation facility be audited at least annually.

11.2.4.3	Heruga Analyses

QG understand that the analytical protocol followed for Heruga are the same as for previous work at Oyu Tolgoi and Hugo Dummett deposits, as described in Section 11.2 of this report.

QG checked a selection of assays in the database (about 13% of the data employed for the Mineral Resource estimate) against signed certificates as part of the database validation (see Section 14 of this report) and found no errors.

Scott Jackson (QG) briefly visited the SGS Mongolia Minerals assay laboratory at Barmash Building, Chinggis Avenue, Khan-Uul District Ulaanbaatar. This visit did not constitute an audit and there were very few sections of the laboratory actually working on the day (due to a very low workload on the day). OT LLC retained an independent geologist/geochemist, Barry Smee, to conduct audits of analytical facilities (Smee 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).

QG’s brief review of the laboratory in Ulaanbaatar concluded the laboratory was well run with properly-maintained equipment, a stable workforce and appropriate quality control measures in place. QG noted that there was a high degree of manually recorded readings compared to most modern laboratories.

QG recommend that the SGC analytical laboratory facility in Ulaanbaatar be audited at least annually.

11.2.4.4	QG Comments on Sampling and QA/QC

John Vann (QG) spent time during site visits with Dale A. Sketchley (OT LLC Manager QA/QC Advanced Projects), who presented the current systems of quality management to QG. These systems are also summarized in Sketchley and Forster (2007).

All sampling, assaying, and QA/QC work at Heruga was overseen by Dale A. Sketchley, assisted by Ariunaa Tuvshintsengel (QA/QC Data Manager, OT LLC).

QG focused their attention on the elements being estimated in the resource, i.e. copper, gold, molybdenum and silver, and make the following specific comments and recommendations:

●	QG confirm that the steps described in Section 11.2 of this report are continuing on the Heruga Project.

●	The general level of diligence and supervision of sample preparation and analytical quality control is good.

●	The frequency of insertion of SRM, blanks and pulp duplicates is considered by QG to be sufficient to manage the quality of data.

●
QG consider that the monthly QA/QC reports of Sketchley and Tuvshintsengel (example referenced: Sketchley and Tuvshintsengel, 2008) form a better than industry average reporting of quality management on the project.

●	Fail criteria for assay batches were considered to be appropriate.

●	There are minor biases evident in many of the standard run-charts, mostly minor, and in many instances, reversing over time (thus not contributing to global bias).

Improved matrix matched SRM’s and closer monitoring have resulted in results for Mo being acceptable. In conclusion, the Mo value of SRM’s should be monitored carefully, and the source of any biases investigated. The biases for Mo discussed here, if present are likely to result in grades being understated, and thus would lead to conservatism in the Mineral Resource estimate.

QG considers that the maintenance of a check assay program is good practice. QG was advised by OT LLC that a check assaying procedure has been re-instituted.

The duplicates for assay pulps and coarse rejects for Heruga are performing satisfactorily.

Scott Jackson concludes that IMMI's (now OT LLC) past and current sample preparation, analytical and QA/QC procedures, as well as the security measures in place, are adequate and appropriate and consider that the data for the Project are acceptable as inputs to resource estimation.

Figure 11.5 to Figure 11.7 summarizes the average gold, copper and molybdenum bias between 2002 and 2008 at SGX.  Analytical results shown on each of the QC monitoring charts (Figure 11.8.to Figure 11.13) have been divided into two parts with subtitles, “RR Assays” and “Routine Assays”. The subtitle “RR Assays” denotes analytical results obtained from each of the participating laboratories that were used to determine the mean and +2SD/3SD tolerance limits marked on each chart. The subtitle “Routine Assays” denotes analytical results obtained from the SGS-UB, the lead analytical laboratory.

Figure 11.5	Average SGS SRM Gold Bias, 2002 to 2008

Figure 11.6	Average SGS SRM Copper Bias, 2002 to 2008

Figure 11.7	Average SGS SRM Molybdenum Bias, 2002 to 2008

Figure 11.8	SRM #27 Charts – Gold Original and Final

Figure 11.9	SRM #27 Charts – Copper Original and Final

Figure 11.10	SRM #27 Charts – Molybdenum Original and Final

Figure 11.11	SRM #33 Charts – Gold Original and Final

Figure 11.12	SRM #33 Charts – Copper Original and Final

Figure 11.13	SRM #33 Charts – Molybdenum Original and Final

11.3	Shivee West

Sampling programs on Shivee West have included soil, rock chip, drill core and RC samples. In 2010 and 2011 sampling wswa limited to drill core, RC and rock chip (trench) samples. All of the sampling was carried out by Entrée personnel or contractors.

11.3.1	Soil Sampling - MMI

A total of 4,610 MMI soil samples were collected on the Shivee Tolgoi Licence over the Devonian and Carboniferous stratigraphy similar to that exposed at Oyu Tolgoi (see Figure 17 for a summary map of the MMI grid coverage).

Mobile Metal Ion (MMI™) is an analytical technique used to detect very low concentrations of elements in bedrock buried below thick overburden and cover rocks.  Samples were collected from a grid established by hand-held GPS or by chain-and-compass; lines were spaced on 200-m centres, and samples collected on 25-m centres.  Each sample was collected from depths ranging from 25 cm to 35 cm, using a stainless steel trowel and sieved to -1/4-inch mesh at the collection site.  Each sample was bagged in a uniquely-numbered ziploc plastic bag corresponding to the uniquely-numbered sample tag inserted within. Duplicate samples were inserted into the sampling stream at a rate of one per 20 samples. No sample processing or drying was done in the field - samples were submitted on an “as-is” basis to the SGS laboratory in Ulaanbaatar, and eventually shipped to SGS in Mississauga for MMI-M analyses.

MMI™ technology uses proprietary extractants. MMI-M is a single multi-element leach that measures the concentration of a broad selection of mobile elements. Target elements are extracted using weak solutions of organic and inorganic compounds rather than conventional aggressive acid or cyanide-based digests. MMI solutions contain strong ligands, which detach and hold metal ions that were loosely bound to soil particles by weak atomic forces in aqueous solution. This extraction does not dissolve the bound forms of the metal ions. Thus, the metal ions in the MMI solutions are the chemically active or ‘mobile’ component of the sample. Because these mobile, loosely bound complexes are in very low concentrations, measurement is by conventional ICP-MS and ICP-MS Dynamic Reaction Cell™ (DRC II™), allowing very low detection limits.

11.3.2	Sample Shipping (2010 and 2011)

Regardless of the sample medium, the sample general procedure was in place for shipment of samples from the Shivee Tolgoi exploration camp to Ulaabaatar.  No sample preparation was carried out in the field. Samples for shipment to the laboratory were loaded, together with a chain-of-custody (CoC) document and laboratory sample submission form, into a padlocked metal box on the transport truck. Keys for the padlock were held on site; by the driver who has to allow police authorities to search the truck as requested; and by either SGS or ACTLABS staff. On arrival at the designated laboratory in Ulaanbaatar, staff members unlocked the box and unloaded the samples. A signed confirmation of sample receipt was given to the driver, and subsequently handed to the geologist on the driver’s return to the Entrée camp.

11.3.3	Drill Core Sample Preparation and Shipment (2010)

Core was transported to Entrée’s Shivee Tolgoi camp for logging, splitting and sampling. Core was split using a diamond-blade core saw. Sampling was generally on 2.00 m intervals. Cutting intervals were marked on the wooden core trays, and sample tags inserted along each core sample run. Core was sampled as it was split, and the sampled portion and relevant sample tag placed into pre-numbered plastic bags. The bags were sealed with a zip-tie. Field blanks and standards were inserted at random into the sampling stream at a rate of one per 20 samples.

Five to eight plastic-bagged samples were placed into rice sacks, which were also zip-tied, prior to dispatch via truck to the SGS Mongolia laboratory in Ulaanbaatar. The remaining half-core was taken to a fenced core-storage compound at Entrée’s Shivee Tolgoi camp, where it has been pallet-stacked.

11.3.4	Drill Core Analyses (SGS Mongolia)

Routine sample preparation and analyses in 2010 of Entrée’s diamond drill core samples was carried out by SGS Mongolia LLC at the Ulaanbaatar facility, an ISO9000:2001 accredited lab. SGS Mongolia benchmark testing is restricted to confidential internal-SGS round-robins.

SGS Mongolia sorts the samples, verifying the sample numbers on bags to the sample submission sheets, and assigns a laboratory job number. Sample weights are recorded; weights range from 1 to 15 kg, depending on core diameter and amount of core loss during drilling/sampling.

The 2-stage sample crushing protocol involves firstly crushing core in a jaw crusher to 100% passing nominal -6 mm, and secondly crushing in a TM Engineering Terminator to 85% passing 3.35 mm. The crushed sample is split using an 8 bin TM Engineering rotary splitter. The sample from one bin is placed into a stainless-steel tray, with a sample number tag, for drying, and becomes the primary sample. The remaining seven bins, which form the coarse reject, are emptied back into the original sample bag.

The primary sample is dried at about 65 to 70°C in a stainless steel tray, and then pulverised in a Labtech LM2 pulverizer using low-Cr bowls to 90% passing 75 µm. On request from Entrée on specific samples, approximately 100 g of the sample is bagged into a paper Kraft bag. More normally, the entire sample is funnelled into a paper bag for analysis.

Sizing tests are performed to assess whether the SGS Mongolia pulverising techniques are performing adequately. Sizing data is reported both in digital data and hard-copy assay certificates.

Gold analysis is undertaken using the SGS Mongolia FAE303 assay method, comprising a 30 g fire assay, with an AAS finish after DIBK solvent extraction. The lower detection limit is 1 ppb Au. Samples that assay over 1 g/t Au are automatically rerun, using the same analytical method.

SGS Mongolia reports assay results digitally to Entrée via email, and submit hard-copy signed paper certificates. Electronic versions of the assays are maintained in a Century Systems database. Hard-copy certificates are stored in Entrée’s Vancouver office and duplicates stored in the Entrée office Ulaanbaatar.

11.3.5	Reverse Circluation Drill Chip Sample Preparation and Shipment (2011)

All chip logging and sampling took place at the drill rig around the clock. Sampling was done on 1 m intervals as determined by the driller. Different sampling protocols were required, based on wet/dry chip return. Of the 2470 samples collected, 121 samples were wet.

Dry samples were retrieved in 5 gallon plastic pails from the EDM2000 cyclone by Entrée personnel. Dry samples were split in a riffler on a 7 to 1 reject (“C”-sample) - analytical sample (“B”-sample) split. The B-sample was placed into a numbered cloth bag with a sample assay tag and tied closed. The C-sample was placed into a rice bag marked with the hole number, meterage and corresponding assay sample tag number. A portion of the C-sample was brought to a mobile chip-logging container for washing and chip description (“A”-sample). Representative chips from the A-sample were archived in plastic chip trays for future reference.

Wet samples were retrieved in 5 gallon plastic pails from the EDM2000 cyclone by Entrée personnel. Because wet samples cannot be split readily in a riffler, Entrée personnel scooped roughly 1/8th of the sample from the pail and placed it into a numbered cloth bag with a sample assay tag and tied closed (“B”-Sample). The remaining sample (“C”-Sample) was placed into a rice bag marked with the hole number, meterage and corresponding assay sample tag number. A portion of the C-sample was brought to a mobile chip-logging container for washing and chip description (“A”-sample). Representative chips from the A-sample were archived in plastic chip trays for future reference.

After each hole was complete an additional sample (“D”-sample) was collected from the C-sample for potential future metallurgical work. The dry C-samples were split in a riffler on a 1 to 1 reject – metallurgical sample (“D”-sample) split. The D-sample was placed into a numbered plastic bag and sealed it with a zap strap. The reject was returned to the original rice bag. Because wet samples cannot be split readily in a riffler, Entrée personal scooped roughly half of the reject sample from the rice bag into a numbered plastic bag and sealed it with a zap strap. All D-samples are currently stored in two locked containers at the Shivee Tolgoi exploration camp.

Five to eight of the analytical samples (“B”-sample) were placed into rice sacks, which were also zip-tied, prior to dispatch via truck to the ActLabs Asia LLC laboratory in Ulaanbaatar.

11.3.6	RC Chip Sample Analyses - ACTLABS

In 2011, Entrée submitted 2470 chip samples – one for each metre of our 2470m RC program along with 145 duplicate samples, 146 field blanks and 146 standards. All samples have been submitted to Actlabs Asia LLC in Ulaanbaatar, Mongolia.

Samples were crushed to a nominal -10 mesh (1.7 mm), mechanically riffle-split to obtain a representative sample and then pulverized to at least 95% -150 mesh (106 micron).  ACTLABS routinely uses cleaner sand between each sample to avoid inter-sample contamination.  All were analyzed for gold using ACTLABS analytical method 1A2-30 (Au - Fire Assay Atomic Absorption Finish on 30-gram splits (detection limits 1 - 3,000 ppb).  Samples in excess of 1000 ppb Au were run using a 29.16-gram split from the initial pulp using ACTLABS analytical method 1A3-30 (Au - Fire Assay Gravimetric Finish (detection limits 0.03 - 1,000 ppm).  Silver was analyzed for all samples using ACTLABS analytical method Code 1E M-Ag (Ag - Aqua Regia Digestion Atomic Absorption Finish on 30-gram splits (detection limits 1 - 3,000 ppb, see Appendix V Table V-1 for assay results)

Samples are being analyzed for Au and Ag only using the following analytical methods:

●	Prep – RX1 - Crush (<5kg) up to 90% passing 2mm, split (1,000 g) & pulverize (hardened steel) to 95% passing 75 micron

●	Au – All samples will be analyzed for Au using method 1A2-30 with AA finish; gavimetric (1A3-30) confirmation for samples reporting >1.00 ppm

●	Ag – All samples will be analyzed for Ag using method 1EM (2 acid digestion)

11.3.7	Entrée QA/QC Programme

11.3.7.1	Quality Assurance and Quality Control

On receipt of analytical results, the lab sample weights were compared to field sample weights, which were checked for discrepancies. None were found, indicating no problem for sample handling between field and lab.

In 2010, 614 core samples were analyzed for Au, Cu, Mo, Ag, Zn and Pb by SGS Mongolia in Ulaanbaatar. Field duplicates, field blanks and standards were inserted at random into the sampling stream at a rate of one per 20 samples. The quality of the data received from the laboratory was verified by the QA/QC module within the Century Systems Database. Batches failed if the Cu and/or Au values returned for a standard were greater than 3 standard deviations from their accepted value, or if the Cu and/or Au values of a field blank were above a certain threshold.

A total of 37 standards and 36 field blanks were used in 2010. The standards used were prepared by CDN Resource Laboratories Ltd located in Langley, British Columbia. The field blanks consisted of locally derived granite.

Table 11.2	2010 Standards – Summary

Standard	Au (mean)	Au (SD)	Cu (mean)	Cu (SD)	# Used in 2010
CDN-CGS-1	530 ppb	34 ppb	5960 ppm	145 ppm	6
CDN-CGS-2	970 ppb	46 ppb	1.177%	0.023%	1
CDN-CGS-3	530 ppb	24 ppb	6460 ppm	155 ppm	6
CDN-CGS-5	130 ppb	10 ppb	1550 ppm	30 ppm	8
CDN-CGS-6	260 ppb	15 ppb	3180 ppm	90 ppm	5
CDN-CGS-7	950 ppb	40 ppb	10100 ppm	350 ppm	1

CDN-CGS-8	80 ppb	6 ppb	1050 ppm	40 ppm	8
CDN-CGS-9	340 ppb	17 ppb	4730 ppm	125 ppm	2
Total					37

Table 11.3	2010 Field Blanks – Summary

Field Blank	Au ppb (mean)	L. Limit	U. Limit	Cu ppm (mean)	L. Limit
FLDBLANK	1.6	0	35	16.5	0

Gold and copper control charts for each of the standards and the field blank are found below. Of the following control charts, the only one indicating potential contamination is the Cu FLDBLANK chart. The chart shows quite a bit of variability in Cu values over the 2010 field season. This degree of variability was not noted among the standards and it is possible that this variability is due to matural variations in Cu in the quarried granite. The final chart in this report compares the FLDBLANK Cu data from 2007 and 2010*.  The values from 2007 vary between 10–40 ppm, while the data from 2010 varies between 10 to 370 ppm. The blank material (locally derived granite) used during the 2010 field season was originally collected at the beginning of the 2007 field season.  Since the time of collection, the blank material has been stored outside in a steel drum with no cover. Under these conditions it is conceivable that contamination of the samples has happened. The recommendation for the 2011 field season is to store the blank material indoors in a covered non-metal storage container, and to replace the blank material with fresh samples on a more regular basis. This was done in the 2011 field season for the RC drilling.

In 2010, of the 14 batches of drill core samples assayed, two batches failed. One was re-assayed and passed for both Cu and Au. For the second, since no significant mineralization was intersected in the drill hole in question, the batch was not re-run.

In the 2011 RC program, standards (Table 11.2) and field blanks using locally quarried granite (Table 11.3) were inserted into the sampling stream to verify quality control at the analytical lab,.at a rate of one per 20 samples.  A total of 146 standards and 146 field blanks were used. The standards were prepared by CDN Resource Laboratories Ltd., British Columbia. Three standards were used in 2011, CGS-2, CGS-4 and CGS-5. The field blanks consisted of locally derived granite, inserted into the sampling stream at a rate of one per 20 samples.  Duplicate samples (Appendix V Table V-4) were  collected by running the 75% split through the splitter a second time on a 25% - 75% basis to obtain a duplicate A-sample.  In total, 145 duplicates were inserted.

All duplicates, standards and blanks were also submitted to ACTLABS for analyses as described above.

In 2011, a total of 10 batches were assayed, which includes 2,470 regular samples and 437 QC samples from RC drill holes EG-RC-11-109 to 131. A check assay program at a secondary lab has not yet been implemented. The regular sample batches are listed in Table 11.4. Table 11.5 summarizes the QC samples applied to the Actlabs samples over the total period.

Table 11.4	Actlabs Regular Assay Batches Included in This Report.

Lab Batch	Certificate Date
U11-1505	09/12/2011
U11-1506	09/12/2011
U11-1537	09/12/2011
U11-1552	09/12/2011
U11-1553	09/12/2011
U11-1583	11/12/2011
U11-1588	14/12/2011
U11-1589	15/12/2011
U11-1590	15/12/2011
U11-1591	16/12/2011

Table 11.5	QC Summary - Actlabs December 9 to 16, 2011

Type	Number	%
Regular assays	2,470
Duplicates
Twins	0	0.0%
RC Field Duplicates	145	5.9%
Coarse duplicates	0	0.0%
Pulp duplicates	0	0.0%
total Duplicates	145	5.9%
Blanks
Coarse Blanks	146	5.9%
Fine Blanks	0	0.0%
total Blanks	146	5.9%
Standards	146	5.9%
Total QC	437	17.7%

Failure limits for lab results were set at three standard deviations above and below the actual Au content for standards

A total of 145 RC field duplicate pairs were reviewed, which accounts for a 5.9% insertion rate. Max-Min plots were prepared for Au and Ag (see Appendix). No failures were identified for either element. The results of the RC field duplicate samples are considered within the acceptable range for all the studied elements (at least 90% of the sample pairs should plot within the failure limits, evaluated for a maximum relative error of 30%). The RC sampling variance is within acceptable limits.

In total, 146 coarse blank samples were processed, which accounts for a 5.9% insertion rate.  Samples were processed taking into account the previous sample grade. All samples returned values either below the detection level or occasionally at or near the detection level for both Au and Ag.

In total, 146 standards were processed, which accounts for a 5.9% insertion rate. Table 6 summarizes the certified values for each SRM, which are commercially available standards, purchased at CDN Labs in Langley, BC.

The following criteria are used to evaluate the accuracy of the standard:

●	Good = 0 to ±5% bias;

●	Reasonable = +5 to +10% or -5% to -10% bias;

●	Unacceptable: >10%, </10% bias.

All Au standards returned acceptable (good) levels of bias (Table 7).    No samples were flagged as being failures (outliers).  The failure criteria is if two consecutive samples plotted outside of the Ave ±2SD range, or one sample outside of the Ave ±3SD.

Table 11.6	Certified Values (CDN Labs)

Standard	Au (ppm)	Cu (%)
CDN-CGS-2	0.97	1.177
CDN-CGS-4	2.09	1.947
CDN-CGS-5	0.13	0.155

Table 11.7	Summary of Standards Au

Standard	Outliers	Bias (%)	Number of samples
CDN-CGS-2	0	-1.3	60
CDN-CGS-4	0	-1.3	60
CDN-CGS-5	0	1.2	26

The QC data processing to date at Actlabs indicates good results.

The overall QC insertion rate is good (17.7%), however during future drilling programs it is recommended that the QC insertion program be modified to include the insertion of coarse and fine duplicates, as well as fine blanks. In addition a check assay program at a secondary lab should be initiated at various times during the program.  A rough template for a program is included in Table 11.8.

Table 11.8	Suggested QC Program for RC Drilling

Type	ID	Description	Frequency (per 50 reg samples)	Freq (%)
Duplicate	Field duplicate	Collected at rig	1	2%
	crush dup	prep lab inserts	1	2%
	pulp dup	prep lab inserts	1	2%
Subtotal of Duplicates			3	6%
Standard	high	95th% percentile	1	2%
	med	average grade	1	2%
	low	cut-off	1	2%
Subtotal of Standards			3	6%
Blank	coarse		1	2%
	fine		1	2%
Subtotal of blanks			2	4%
Check assays			3	6%
TOTAL				11

Note: for core drilling substitute the RC field duplicate for a core twin sample

-	RC Field Duplicate data indicate that sampling variances are within acceptable ranges.

-	No coarse or pulp duplicate samples were collected and therefore a conclusion cannot be reached regarding sub-sampling and analytical variances.

-
The  coarse  blanks  did  not  reveal  any  potential  cross-contamination  events  during preparation and/or assaying. For future programs a pulp blank should accompany the coarse blank  (inserted  immediately  before  it)  to  determine  whether  sample contamination is occurring at the pulverization and analytical stage. When possible, the core logging geologist should attempt to insert the two blanks immediately following a high grade sample.

-	The standard insertions indicate that analytical accuracy for Au is within acceptable ranges.

The 2011 RC sample batches can be accepted and used for resource estimation purposes.

Failure limits for lab results were set at three standard deviations above and below the actual Au content for standards.

The following tables are to provide an example of the data analysis:

Figure 11.14	SRM CGS-1 Chart – Au ppm FAE303

Figure 11.15	SRM CGS-1 Chart – Cu ppm AAS21R

Figure 11.16	SRM CGS-2 Chart – Au ppb FAE303

Figure 11.17	Field Blank Chart – Au ppm FAE303

12	DATA VERIFICATION

12.1	Shivee Tolgoi ML Visits and Sampling by QG

Scott Jackson completed a site visit to the Hugo North and Hugo North Extension Deposits in February 2008. Although all drilling at Hugo North had ceased by then, active drilling was observed at Heruga on Entrée ground. QG visited drill rigs and reviewed drill core and sampling procedures at Heruga.

During a subsequent visit in September 2008, QG reviewed the geology and mineralization encountered on surface and in the drillholes completed to that date. Although the review also included mineralized zones in which Entrée has no interest (Southern Oyu Deposits and Hugo Dummett Deposits within the area of the adjacent Oyu Tolgoi Project), time was spent looking at drilling, sampling, quality assurance/quality control (QA/QC), sample preparation and analytical protocols and procedures, and database structures that apply directly to the Hugo North Extension.

The site visits entailed brief reviews of the following:

●	Overview of the geology and exploration history of the Project (presented by Ivanhoe geologists, Charlie Forster, Stephen Torr and Cyril Orssich).

●	Visit to the Joint Venture Property covering the Hugo North Extension.

●	Drill rig procedures (at Heruga) including core handling.

●	Sample collection protocols.

●	Sample transportation and sample chain of custody and security.

●	Surveying (topography, collar and down hole deviations).

●	Core recovery.

●	QA/QC program (insertion of standards, blanks, duplicates, etc.).

●	Inspection of the SGS Mongolia operated on-site preparation laboratory.

●
Review of diamond drill core, core logging sheets and core logging procedures (selected core from ten representative drillholes from various mineralized zones). The review included commentary on typical lithologies, alteration, and mineralization styles.

●	Bulk density sampling.

●	Management of geological data and database structure.

During the September 2008 visit, 15 quarter core samples were collected by QG although many of these are from core at the Hugo Dummett and Southern Oyu deposits, thus outside of Entrée’s project, they are considered important to report here, since they support the overall Mineral Resource estimate of the Hugo North/Hugo North Extension.

The sole intent of analyzing these samples was to confirm the general range of gold and copper grades, especially the high copper values, reported in previous exploration on the Lookout Hill Property. Immediately after collection, the sample bags were sealed by QG using numbered, secure zip-ties, placed into a sealed plastic drum and put into the custody of Ivanhoe staff. Due to logistical difficulties and the time needed to get sample export approval from the GOM, the option of QG carrying the samples out of the country was not possible. Instead, Ivanhoe agreed to organize courier shipping of the samples (via an international courier service) from Ulaanbaatar to QG in Perth. Upon their arrival at QG’s offices in Perth, the seals were checked prior to their submission to Ultratrace Laboratories, also in Perth, for preparation and analysis.  These samples were analyzed for gold by 40 g fire assay with an AAS finish and for Cu by AAS method with aqua regia digestion. The results are shown in Table 12.1.

Table 12.1	Check Assaying on Selected Oyu Tolgoi Drill Cores

Area	Hole	Interval	IVN Cu	QG Cu	IVN Au	QG Au
SW Oyu	OTD 185	602-604	0.79	0.61	2.45	1.89
SW Oyu	OTD 288	304-306	0.55	0.54	2.00	1.90
SW Oyu	OTD 288	420-422	1.35	1.21	1.81	1.77
SW Oyu	OTD 292	242-244	0.75	0.69	2.16	2.02
SW Oyu	OTD 755	204-206	0.77	0.72	1.65	1.49
Hugo Sth	OTD 653	518-520	2.59	2.69	0.03	0.03
Hugo Sth	OTD 653	620-622	2.57	2.62	0.13	0.10
Hugo Sth	OTD 470	202-204	1.05	1.31	0.03	0.06
Hugo Sth	OTD 470	472-474	2.72	3.02	0.07	0.14
Hugo Nth	OTD 576C	1026-1028	5.25	5.45	3.45	2.09
Hugo Nth	OTD 576C	1078-1080	4.23	4.39	0.52	0.68
Hugo Nth	OTD 576C	1112-1114	4.53	4.48	0.56	0.53
Hugo Nth Extn	EGD006A	1240-1242	5.27	4.84	1.87	1.49
Hugo Nth Extn	EGD006A	1464-1466	5.42	5.18	2.99	3.23
Hugo Nth Extn	EGD006A	1564-1566	1.41	1.44	0.42	0.40

The average check copper grades agree almost exactly with the original values. Although the gold assays are slightly lower, the difference is not statistically significant. QG conclude that this exercise independently confirms the approximate tenor of both gold and copper mineralization identified by the original Ivanhoe sampling and assaying.

12.1.1	QG Core Review

Over 1,400 m of core, representing portions of three selected drillholes from Hugo North and Hugo North Extension were examined by QG (Table 12.2). Existing drill logs were checked against drill core and, in general, the previous core-logging by Ivanhoe was found to be accurate.

Table 12.2	Summary of Oyu Tolgoi Core Reviewed by QG

Area	Hole No	Trays
SW Oyu	OTD 185	All
SW Oyu	OTD 288	All
SW Oyu	OTD 292	All
SW Oyu	OTD 755	All
Central	OTD 226	All
Hugo Sth	OTD 653	300-700 m
Hugo Sth	OTD 470	200-EOH
Hugo Nth	OTD 514A	900-1300 m
Hugo Nth	OTD 576C	900-1300 m
Hugo Nth Extn	EGD 006A	1000-1700 m

12.2	Javhlant MEL Visit by Quantitative Group

Scott Jackson (QG) and John Vann (QG) completed a site visit in February 2008.

Scott Jackson was on site from February 20 to 22 and John Vann was on site

20 to 26 February. During their site visit they were accompanied at various times by Charlie Forster (formerly OT LLC Senior Vice President Exploration – Mongolia), Dale A. Sketchley (OT LLC Manager QA/QC Advanced Projects), Cyrill Orssich (Senior Geologist, OT LLC) and David Crane (Senior geologist and Database Manager, OT LLC), and Peter Lewis of Lewis Geoscience (who is retained by OT LLC as a consulting structural geology expert).

The purpose of QG’s visit was to review the geology and mineralization of the Heruga project. Although there is no outcrop of mineralized units at the Heruga exploration site, Scott Jackson and John Vann made a brief visit to surface exposures of the Oyu Tolgoi deposits with Charlie Forster on 20 February 2008.

The current geological model was reviewed in detail on site. In addition, the drilling, sampling, sample preparation, chain of custody, analytical protocols and procedures, quality assurance and quality control (QA/QC), and database structure were briefly reviewed.

The site visit entailed the following activities:

●	Overview of the geology and exploration history of the Project (presented by Charlie Forster, Ivanhoe Senior Vice President Exploration – Mongolia).

●	Thorough review of geological interpretation on paper sections and plans (with Peter Lewis of Lewis Geoscience) as well as independent examination of the same sections and plans.

●	Review of existing drilling data, including brief checking of drill hole orientation, depth, number of holes etc.).

●	Visits to the surface exposures of the Oyu Tolgoi South, Southwest and Central Zones.

●	Visiting the surface above the Hugo South and Hugo North deposits, up to the boundary with the Joint Venture Property covering Shivee Tolgoi (Hugo North Extension).

●	Visit to the site at Heruga. Note that there is no surface exposure of the mineralized geology at Heruga.

●	Rapid review of drill rig procedures and core handling, including a visit to the drilling sites at Heruga (where four rigs were operating at the time of the visit).

●	Review of sample collection procedures (accompanied by Dale A. Sketchley, Ivanhoe Manager QA/QC Advanced Projects).

●	Rapid review of core recovery for the Heruga drill data.

●	Rapid overview of QA/QC measures including standard reference materials, blanks, duplicates etc. (accompanied by Dale A. Sketchley).

●	Examination of bulk density (BD) sampling procedures (accompanied by Dale A. Sketchley).

●
Review of diamond drill core, core logs, core recovery, collar survey, down hole surveys, core photography for three selected holes: EJD009, EJD013 and EJD021 (accompanied by Peter Lewis of Lewis Geoscience).

●
Inspection of SGS Mongolia sample preparation facility on site (accompanied by Dale A. Sketchley). Sample transportation and chain of custody procedures were discussed during this inspection, but samples were not being prepared at the time of inspection. The facility was also inspected a second time, accompanied by Ariunaa Tuvshintsengel (QA/QC Data Manager, Ivanhoe) to sight chain of custody processes.

●	Construction of geological wireframes used as the basis of estimation domains (reviewed with Cyrill Orssich (Senior Geologist, Ivanhoe) on screen).

●
Construction of wireframes employed for limiting reported Mineral Resource estimates and discussions regarding classification under CIM definitions (in person with Charlie Forster and Cyrill Orssich; by email/phone with Stephen Torr – Chief Resource Geologist – Ivanhoe).

●	Structural geology and interpretation (reviewed with Peter Lewis on cross sections and plans).

●	Management and structure of geological database (reviewed with David Crane, Senior geologist and Database Manager, Ivanhoe).

Scott Jackson (QG) also briefly visited the SGS Mongolia Minerals assay laboratory at Barmash Building, Chinggis Avenue, Khan-Uul District Ulaanbaatar. This visit did not constitute an audit. Such audits have been completed at intervals by Barry Smee: (Smee 2002a, 2002b, 2003a, 2003b, 2004a, 2004b, 2004c, 2004d, 2005, 2006, 2008).

13	MINERAL PROCESSING AND METALLURGICAL TESTING

No additional metallurgical testing to that reported in Vann et al. (2009) was completed in 2009 on material from Heruga or from Hugo North Extension.

13.1	Joint Venture Property

13.1.1	Summary

The Oyu Tolgoi Project under consideration here consists of three main ore sources: Southwest, Central, and Hugo North. Southwest and Central ores will be extracted by open cut mining and Hugo North ore by block caving. The Shivee Tolgoi licence covers and area that is subject to a joint venture between Entrée and Ivanhoe Mines Mongolia this area within the Hugo North Deposit is also called Hugo North Extension. Metallurgical testwork has been carried out on samples from Hugo North Extension as well as Hugo North. The following is a summary from the Oyu Tolgoi Technical Report 2008 that describes the testwork for the entire project. It is considered that the results of testwork for Hugo North will also be applicable to Hugo North Extension.

The Southwest deposit is a gold-rich porphyry system characterized by pipe-like geometry approximately 250 m in diameter and extending over 700 m vertically. The copper mineralization is dominated by chalcopyrite, with minor bornite (less than 20%).

The South deposit outcrops as copper oxides underlain by secondary sulphides and then chalcopyrite. The copper grade is lower than in the other deposits, and there is little gold. Some of the South deposit will fall within the bounds of the Southwest pit. For this reason, both the South and Southwest ores are hereafter referred to as Southwest.

The Central deposit is “funnel” shaped, with a chalcocite enrichment blanket overlying a large covellite zone. A chalcopyrite/gold zone lies at the base of the covellite zone, although this is expected to contribute less than 5% of the material mined from the Central deposit.

Hugo North dips away and has very high copper grades at a depth of 1,000 m or more. Gold appears to increase with depth, with some coarse, visible particles observed in the drill core. Copper mineralization consists of chalcopyrite, bornite, and chalcocite.

OT LLC initiated and supervised a program of work to investigate the metallurgical response of samples of drill core from the Southwest, Central, and Hugo Dummett deposits between 2001 and 2003. Testwork carried out by SGS Lakefield Research Limited (“SGS”), A.R. MacPherson Consultants Ltd., (“ARM”), and Terra Mineralogical Services (“Terra”) established basic comminution parameters, the amenability of gold recovery by gravity concentration, and the amenability of copper and gold recovery by flotation. Limited testwork was also conducted on samples from the South deposit.

In late 2003, the then study managers, Amec Ausenco Joint Venture (AAJV) together with OT LLC determined that an additional phase of metallurgical testwork was necessary to support a feasibility study. This program, which began in early 2004 and extended through to early 2005, was designed to establish the flotation and comminution response of ores from Southwest, Central, Hugo South, and Hugo North.

Because of the proposed mining sequence at the time, which showed that Southwest ore only was to be treated during the first 5 years, the predominant focus of the testwork was Southwest ore. This orebody was to be developed to feasibility study level. Hugo North would only be at the preliminary assessment level of development by the end of the study period.

Laboratory batch-scale and pilot-plant flotation testwork programs were conducted at AMMTEC Ltd. (“AMMTEC”) in Perth. Additional testwork to define fundamental flotation and comminution parameters was executed by MinnovEX Technologies Ltd. (“MinnovEX”) – now part of SGS. Laboratory-scale comminution testwork programs were also conducted at AMMTEC. SGS carried out a SAG pilot-plant test program to confirm the laboratory-scale testwork.

In July 2005, Amelunxen Mineral Processing Ltd (“Aminpro”) began flotation analysis work which continued into 2007. SGS, MinnovEX and Process Research Associates (“PRA”) were contracted to do the testwork. The MinnovEX testwork was done for the cleaner circuit on the Southwest and Central ores. The PRA testwork was on the Hugo North ore including samples of Hugo North Extension (Shivee Tolgoi ML).

13.1.2	Test Programs

In late 2003, AAJV and OT LLC determined that additional testwork was necessary to support the feasibility study. The objective of the new testwork was to confirm the amenability of the flow sheet adopted from the early testwork done for the Preliminary Assessment and to characterize the ore featured in the new mine plans in terms of flotation and comminution response. The testwork scope included:

●	Additional bench-scale batch and locked-cycle flotation testing on Southwest and Central production composites to confirm the previous results and to test flow sheet alternatives.

●	Bench-scale batch and locked-cycle flotation testing on Hugo South and North production composites to develop prefeasibility level metallurgical parameters.

●	Variability testing on Southwest samples to finalize the plant design parameters.

●	Bulk flotation testwork on Southwest samples to confirm plant design parameters and to produce sufficient concentrate and tailing samples for vendor testwork and concentrate marketing.

●	Bench-scale comminution testwork to develop design parameters.

●	Pilot-scale comminution testwork to confirm the circuit design and throughput.

●	During the course of the testwork, potential risks and opportunities were to be identified and information was to be gathered to develop strategies to minimize smelter penalties.

The flotation testwork data forms the basis for all metallurgical modelling. A substantial results database exists for the Southwest ores and moderate databases exist for Central, Hugo North and Hugo South ores.

The flotation tests summarised in Table 13.1 (approximately 1,137 tests) have been conducted since the beginning of the Oyu Tolgoi test program and the majority of them have been used in model development and in the review process. These tests are detailed in reports from AMMTEC, SGS and PRA and are discussed at length in reports by Aminpro and in this review report.

Table 13.1	Oyu Tolgoi Project Flotation Testwork

Deposit	SW	C-Cv	C-Cc	C-Cpy	C-4,5,6	HS	HN	HN Entrée	Orebody Comps
Roughers	213	36	20	1	94	–	87	6	–
Cleaners & Roughers	390	13	12	–	110	42	74	6	4
Lock Cycle Tests	6	1	1	–	–	1	5	–	–
Column	8	–	–	–	–	–	2	–	–
Pilot	4	–	–	–	–	–	1	–	–

The comminution testwork for each deposit is summarised in Table 13.2. This work has been analysed and used to prepare the throughput recommendations for each of the ores.

Table 13.2	Summary of Comminution Samples Dispatched to Testwork Facilities

Facility	Location	Scale of Testwork	Testwork Conducted	Number
MinnovEX Technologies	Toronto, Canada	Bench scale	SAG Power Index [SPI] (measured in minutes)	350
			Bond Ball Mill Work Index [BWi] (measured in kWh/t)	48
			Modified Bond Index [Mod-Bond] (measured in kWh/t)	319
			MinnovEX Crusher Index [Ci]	206
			Ore specific gravity	7
AMMTEC	Perth, Australia	Bench scale	JKTech FAG/SAG Mill parameters	26
			JKTech Rod/Ball Mill Appearance function	26
			Unconfined Compressive Strength [UCS]	26
			Bond Impact Crushing Work Index	26
			Bond Abrasion Index	26
			Bond Rod Mill Work Index	26
			Ore specific gravity	26
SGS Lakefield	Lakefield, Canada	Pilot scale	Pilot-plant runs at a series of circuit options	12 tests on one bulk sample
		Bench scale	JKTech FAG/SAG Mill parameters	Tests on seven composite samples (2003)
			JKTech Rod/Ball Mill Appearance function
			Unconfined Compressive Strength [UCS]
			Bond Impact Crushing Work Index
			Bond Abrasion Index

Facility	Location	Scale of Testwork	Testwork Conducted	Number
Bond Rod Mill Work Index
Ore specific gravity

13.1.2.1	AMMTEC Bench-Scale Flotation Test Program

AMMTEC Perth, an experienced Australian metallurgical laboratory, was selected to perform the bench-scale flotation work. In early 2004, the testwork program parameters were finalized, and a campaign was initiated to collect samples from existing drill core at site. Concurrent with this sampling program, composite samples from the 2003 program were shipped to Perth for AMMTEC to conduct a series of validation and calibration tests. The 2004 samples began arriving in Perth in May 2004, and testwork commenced soon after. This program was completed in early 2005.

13.1.2.2	MinnovEX Comminution Testing

The MinnovEX Comminution Economic Evaluation Tool (CEET) was used as the primary methodology for estimating throughput rates. CEET uses grinding parameters measured from the geological drill core sample set. Samples were selected from the core at the same time as the flotation sample set and were sent to the MinnovEX laboratory in Toronto.

13.1.2.3	MinnovEX FLEET Test Program

To provide a secondary confirmation of flotation parameters, portions of the composite samples developed in Perth were sent to MinnovEX for MinnovEX Flotation Tests (MFT). These MFT parameters were used in conjunction with the MinnovEX Flotation Economic Evaluation Tool (FLEET) to provide alternative kinetic information intended to translate the laboratory tests into plant design criteria and to validate circulating loads.

13.1.2.4	AMMTEC Comminution Testing

A secondary, or validation, assessment of the milling rates was undertaken with the  JKSimMet simulator method, which uses a suite of parameters obtained from testing of large-diameter (PQ or larger) core. Four PQ holes were drilled to intercept as many ore types as possible. Selected core from these holes was shipped to AMMTEC in late 2004 for measurement of JK grinding parameters. Splits from these samples were also sent to MinnovEX for SPI determinations.

13.1.2.5	SAG Pilot Plant

A bulk 250 t sample of mined rock, typical of Southwest ore, was shipped to SGS Lakefield in early 2005. A series of pilot-scale plant tests, intended to confirm the prediction of the bench scale comminution work, was conducted in April 2005.

13.1.2.6	Hugo North Extension

While the 2004 test program was in progress, OT LLC identified potentially large copper-rich resources to the north of the previously sampled area of Hugo North. Additional samples were taken from that part of the orebody for bench-scale flotation work at AMMTEC and MinnovEX and bench-scale comminution work at MinnovEX. Flotation testwork focused on the kinetics of the roughers and cleaners by PRA was also carried out on samples from this area. This flotation testwork is detailed in Section 13.1.3 below.

13.1.2.7	Bulk Flotation Test

Large composites of Southwest and Hugo North ore were made up from surplus sample at the AMMTEC laboratory. These samples were processed through pilot-scale equipment to generate large samples of concentrate and tailings for further testing.  Concentrate was required for marketing analysis and to measure the thickening and filtration design parameters. Tailings material was required to confirm the design parameters for the thickeners, transportation pumping, and tailings deposition method.  As well as physical plant design data, tailings were also evaluated to define environmental parameters.

13.1.2.8	Concentrate Upgrading Program, SGS

The bulk flotation test at AMMTEC on Southwest ore did not produce concentrate to specification because the material had not been reground properly. Unfortunately, the physical characteristics of the test equipment were not adjusted until the Southwest ore sample had been consumed. The off-specification sample was shipped to SGS, where it was reground to the correct size and upgraded in a pilot-scale flotation column brought in from MinnovEX. The Hugo North bulk flotation test was satisfactory and produced concentrate and tailings consistent with the design criteria.

13.1.3	Hugo North Extension Flotation Testwork

13.1.3.1	Introduction

At the direction of Aminpro a small number of flotation tests were conducted at the PRA laboratories on samples from the Entrée zone of the Oyu Tolgoi deposit (Table 13.3 and Table 13.4). This report is a brief commentary on the results achieved with those samples and how those results compare with the large number of flotation test results on samples of Hugo North and South underground ores.

Note that Samples 1 to 4 were formed into composite S1 – 49.1 kg, samples 5 to 10 were formed into composite S2 – 81.4 kg and samples 11 to 13 and 17 to 21 were formed into composite S2 – 56.7 kg.

Table 13.3	Samples Submitted for PRA Flotation Testwork

Receiving Date:		23-Feb-07	Project No: 0702302
Carrier:		DHL	Client: Ivanhoe Mines Mongolia Inc
Receiver:		Darren	Page:	1 of 1
Count	Sample Label	Container Type	Sample Type (C, R, P, Sl, S)	Wet /Dry	Top Size	Weight (kg)
1	DRUM #1 S-1 OTD-1222B 1300-1330m	Plastic Bag	C	Dry	6"	11.45
2	S-1 OTD 1218 1120-1200m	Plastic Bag	C	Dry	6"	11.35
3	S-1 OTD 1219B 1280-1310m	Plastic Bag	C	Dry	6"	13.50
4	S-1 OTD 1218 1140-1170m	Plastic Bag	C	Dry	6"	12.80
5	DRUM #2 S2-OTD 1222B 1440-1470m	Plastic Bag	C	Dry	6"	8.05
6	S2-EGD 008 1480-1510m	Plastic Bag	C	Dry	6"	7.40
7	S2-EGD 008 1120-1450m	Plastic Bag	C	Dry	6"	7.10
8	S2-OTD 1222B 1500-1530m	Plastic Bag	C	Dry	6"	6.75
9	S2-EGD 008-1300-1330m	Plastic Bag	C	Dry	6"	7.35
10	S2-OTD 1222B 1250-1280m	Plastic Bag	C	Dry	6"	13.80
11	DRUM#3 S3-OTD 12190 1550-1580m	Plastic Bag	C	Dry	6"	6.90
12	S3-EGD008 1660-1690m	Plastic Bag	C	Dry	6"	7.40
13	S3-EGD053 1690-1720m	Plastic Bag	C	Dry	6"	7.70
14	S2-OTD 1219D 1490-1520m	Plastic Bag	C	Dry	6"	6.40
15	S2-OTD 1218-1230-1260m	Plastic Bag	C	Dry	6"	12.65
16	S2-OTD1218-1280-1310m	Plastic Bag	C	Dry	6"	11.90
17	DRUM#4 S3 EGD 053B 1650-1680m	Plastic Bag	C	Dry	6"	7.10
18	S3 EGD 006A 1650-1680m	Plastic Bag	C	Dry	6"	5.85
19	S3 EGD 006A 1620-1650m	Plastic Bag	C	Dry	6"	6.95
20	S3 EGD 006A 1580-1610m	Plastic Bag	C	Dry	6"	6.75
21	S3 EGD 053B 1740-1770m	Plastic Bag	C	Dry	6"	8.05

Table 13.4	Summary of Composite Head Grades

	Au	Ag	F	Cu	Mo	Fe	S	As
S1	0.02	1.5	0.4139	0.48	<0.01	6.81	1.03	0.00375
S2	1.27	5.5	0.2845	2.78	<0.01	4.87	2.235	0.00275
S3	0.91	3.0	0.1728	1.47	<0.01	2.075	1.045	0.11465

The composite head grades have been back calculated as shown in Table 13.5.

13.1.3.2	Flotation Tests

One set of rougher tests and a set of cleaner tests were conducted on the composites at PRA laboratories.

Six rougher tests were conducted comprising one test per composite at natural pH and one test per composite at pH 11.5.

Six cleaner tests were conducted comprising one test per composite after regrinding the cleaner feed to a P80 of 40 µm and one test per composite at 25 µm P80.

13.1.3.3	Results

Rougher Flotation

The rougher recoveries at 8 minutes are summarised in Table 13.5.

Table 13.5	Rougher Flotation Recoveries After 8 Minutes – Entrée Composites

	Natural pH	pH 11.5
Composite S1	88.3	87.3
Composite S2	94.6	80.4
Composite S3	90.9	92.4

The recoveries are high and suggest that natural pH may be better than high pH.  Recoveries after 30 minutes of flotation were marginally higher but at almost double the mass pull. Note that the Cu recover for Composite S2 at pH 11 increased to 89% at 30 minutes of flotation. The high pH appears to have slowed the flotation rate for copper considerably compared to the natural pH test.

Cleaner Flotation

The cleaner flotation results are summarised in Table 13.6.

Table 13.6	Cleaner Grades and Recoveries at 6 Minutes – Entrée Composites

	25 µm P80			40 µm P80
	% Cu	Clnr Rec Cu	Overall Rec Cu	% Cu	Clnr Rec Cu	Overall Rec Cu
Composite S1	8.71	91.8	81.0	10.5	93.2	82.3
Composite S2	30.7	93.7	88.6	32.3	91.0	86.1
Composite S3	22.5	94.6	86.0	23.9	92.8	84.3

Composites S2 and S3 gave reasonable results with S2 achieving well above 25% copper grade at recoveries approaching 90% overall. There is potentially a minor benefit from regrinding to 25 µm rather then 40 µm. Grade vs recovery curves show that the samples are relatively insensitive to regrind size.

The impurity levels in the 6 minute cleaner concentrates are summarised in Table 13.7.

Composite S1 is very low grade (<0.5% Cu in feed), generated a low grade cleaner concentrate which has a high gangue content.  In this context the high fluorine content is not unusual. Composite S3 has an extreme arsenic content and the prevalence of high arsenic levels in the Entrée ore should be investigated.

Table 13.7	Cleaner Concentrate (6 minutes) Impurity Levels

	25 µm P80		40 µm P80
	F (ppm)	As (ppm)	F (ppm)	As (ppm)
Composite S1	3567	93	3651	81
Composite S2	929	355	795	389
Composite S3	882	16240	653	17400

Cleaner stage grade vs recovery curves are plotted for all three composites, each at the two different grind P80 values. For the two higher grade composites, S2 and S3, the regrind size has no discernable effect.

It is clear that the Entrée results lie within the database of Hugo North and South results, even the poorly performing Composite 1 (Figure 13.1).

Figure 13.1	Comparison of Entrée Cleaner Results with the Set of Hugo Cleaner Test Results

13.1.4	Conclusions

The Entrée flotation results show that the ore is not unusual with respect to the other Hugo ores tested.

Preliminary process and metallurgical test work has been completed on the Hugo North Extension Deposit and the Hugo North Deposit within Ivanhoe Oyu Tolgoi Project. Copper and gold recoveries for Hugo North Extension are reasonable and not unusual with respect to the other Hugo ores tested. According to Stephen Torr of Ivanhoe (pers. comm., 2008), elevated arsenic and fluorine values are evident, but trace element models for Hugo North indicate these elevated arsenic or fluorine zones would be mined over short periods and could be managed though blending. Since the Hugo North and Hugo North Extension Deposits are part of the same continuous zone of mineralization, it is inferred that there is reasonable expectation that the gold and copper mineralization at Hugo North Extension can be treated to produce a saleable concentrate using the currently-proposed metallurgical process methods for the Oyu Tolgoi Project.

The sample set of three is inadequate for determining the typical behaviour of Entrée ore. It is not know if the low grade composite 1 or the high arsenic composite 3 samples are typical or if they are isolated occurrences. A program of variability testing comprising at least 15 Entrée samples should be conducted to establish typical performance.

13.1.5	2008 Heruga Scoping Study

Four composite samples of the Heruga deposit were sent to G&T laboratory for initial scoping testwork to assess, the mineralogical characteristics of feed and flotation products, the flotation response of each sample, the bond work index and to analyze the exit streams from the float work to identify opportunities for further improvement in metallurgical performance.

The Heruga metallurgical scoping study was conducted at G&T Metallurgical Services Ltd. and is reported in “Preliminary Metallurgical Assessment of Metallurgical Composites”, Ivanhoe. – Oyu Tolgoi Project Mongolia, KM2133, 5 August 2008. Overall, the composites responded well to the applied Oyu Tolgoi flow sheet.

14	MINERAL RESOURCE ESTIMATES

14.1	Hugo North Extension Deposit

14.1.1	Introduction

The Hugo North Extension on the Lookout Hill Property and the Hugo North Deposit on OT LLC’s adjacent Oyu Tolgoi Project, to the south are both part of a single geological entity. Because of this, the Mineral Resources of both deposits have been estimated together, as a single body, using the same parameters, composites and geological information. At the completion, Mineral Resources for Hugo North Extension were “cut” to coincide with the boundary between the two projects, and the tonnes and grades are reported accordingly. In the remainder of this section, all comments apply to the combined Hugo North/Hugo North Extension Deposit, unless explicitly stated otherwise.

Mineral Resource estimates for the Hugo North Extension (and Hugo North) were originally prepared under the supervision of Harry Parker, P. Geo by AMEC consulting group in 2007. In 2008, Scott Jackson Quantitative Group (QG) in Perth was asked to act as QP for the Hugo North Extension. Rather than completely re-estimate the deposit, QG decided to complete an audit level review of the AMEC estimate and also build a parallel estimate for checking purposes. The QG independent alternate estimate was completed using domains built by OT LLC. The majority of parameters for estimation were derived independently by QG. Whilst (as expected) the final estimates did not match exactly, the two estimates are not materially different. Global and local checks by QG suggest the estimate by AMEC is robust and suitable for public reporting of Mineral Resources. A summary description of the estimate below is the derived from the report of 2007 Hugo North (and Hugo North Extension) estimate (Cinits and Parker, 2007). Vann et al., (2008) contains the complete description of this estimate.

The resource estimates were made from three-dimensional (3D) block models utilizing commercial mine planning software (MineSight). Project limits are in truncated UTM coordinates. Project limits are 650600–652700 E, 4766000–4768700 N, and -600 m to +1,275 m elevation. The project boundary between Hugo North and Hugo North extension is at approximately 4768100 N. Cell size for the project was 20 m east x 20 m north x 15 m high. The estimates are supported for the Hugo North and Hugo North Extension Deposits by 307 drillholes, including daughter holes totalling 371,172 m. Within the Hugo North Extension there are 37 holes totalling approximately 54,546 m suitable for reporting of Mineral Resources.

14.1.2	QG Checks on 2007 Estimate

QG checked the lithologic and structural shapes for interpretational consistency on cross-sections and plans, and found them to have been properly constructed. The shapes were found to honor the drill data. When reviewing the mineralized envelopes generated by OT LLC, QG did note that there was a slight discrepancy between the wireframe points and the drillholes intercepts suggesting that these wireframes were built with a slightly different drillhole file than that used by AMEC to build the estimates. The likely cause of this is slight differences in how different software packages “de-survey” the down hole survey data. The differences noted ranged from 0.5 m to 3 m in the deeper holes. QG does not consider this to be a material problem (Figure 14.1 and Figure 14.2).

Figure 14.1	Comparison of Copper Estimates in the 2% Cu Domain with Decreasing RL – QG (QG_CU2) vs. AMEC (AMEC_CU2)

Figure 14.2	Comparison of Gold Estimates in the 2% Cu Domain with Decreasing RL – QG (QG_CU2) vs. AMEC (AMEC_CU2)

As part of the checking process, QG independently re-estimated the Hugo North deposit. The aim of this was to satisfy QG that the AMEC estimate was robust and that QG would have generated a very similar estimate for reporting purposes.

QG’s check estimate used the same raw assay data and the same wireframes. All other steps (e.g. compositing, coding, variography and estimation) were developed by QG. Globally the differences (looking at various cut-offs) were generally well under 1%. Local comparisons show very close agreement between the estimates. See examples below from a copper and gold domain respectively.

Following the thorough checking process and independent re-estimation, QG concludes that the estimate completed in 2007 by AMEC is robust and suitable for the public reporting of Mineral Resources under the framework of NI 43-101. QG do not consider it is necessary to use the independent QG check estimate as the official estimate because there are no material differences between it and the “current” AMEC estimate. Scott Jackson agrees to act as QP for the current estimate.

QG are satisfied that the reported Indicated Resources are reasonable and meet the criteria set out in the CIM definitions referred to in NI 43-101.

QG are satisfied that the reported Inferred Resources are reasonable and meet the criteria set out in the CIM definitions referred to in NI 43-101.

14.1.3	Geological Models

A close-off date of 1 November 2006 for drillhole data was utilized.

A list of key units is provided in Table 14.1.

Table 14.1	Lithology and Structural Solids and Surfaces, Hugo North Deposit

Surfaces – General
Topography
Solids/Surfaces – Lithology
Top of quartz monzodiorite (Qmd)
Base of ash flow tuff (DA2 - ign)
Base of unmineralized volcanic and sedimentary units (DA2 or DA3 or DA4)
Xenolithic biotite granodiorite (xBiGd)
Biotite granodiorite (BiGd) dykes
Hornblende-Biotite Andesite dykes (Hb-Bi An)
Rhyolite (Rhy) dykes
Basalt dykes (Bas)
Surfaces – Faults
East Bat Fault
West Bat Fault North Boundary Fault

QG checked the lithologic and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed. The shapes were found to honour the drill data.

To constrain grade interpolation, OT LLC created 3D mineralized envelopes, or shells. The shells were drawn manually and were based either on grade or some lithological feature. Threshold values for the grade shells were determined by inspection of histograms and probability curves. QG did note that there was a slight discrepancy between the wireframe points on the mineralized envelopes and the drillhole intercepts. This suggests that the wireframes were built by OT LLC with a slightly different drillhole file than that used by AMEC to build the estimates. The likely cause of this is slight differences in how difference software de-survey the down hole survey data. QG does not consider this to be a material problem.

Two copper shells were used: one at a 0.6% Cu grade threshold, and another shell based on a quartz-vein 15% – by volume threshold. The quartz vein shell replaces the 2% shell that was used in the 2006 Resource model to constrain the higher-grade zone.

The quartz-vein and 2% shells roughly overlap spatially, and it was considered that the quartz-vein shell has a better geological basis to constrain the high copper grades.

Three gold shells were used: 2 at a grade threshold of 0.3 g/t Au (Main and West), and

1 at a 1 g/t Au threshold. The 1 g/t Au shell was added (relative to the 2006 Resource Model) to help constrain better the interpolation of the high gold grades. The 0.3 g/t Au shell has been subdivided into two zones (Main and West); in the Main zone, medium- to high-grade gold mineralization is spatially associated with medium- to high-grade copper mineralization; whereas the West zone comprises a zone of medium- to high-grade gold mineralization with associated medium- to low-grade copper grades. The various copper and gold grade shells for the Hugo North Deposit are shown in relation to each other and key structural features in Figure 14.3 and Figure 14.4.

The solids and surfaces were used to code the drillhole data. All the drillhole intervals outside those shells were assigned to a background domain. Colours were assigned to drillholes based on domains; the domains were also colour-coded. A set of plans and cross-sections that displayed these color-codes were plotted and inspected to ensure the proper assignment of domains to drillholes.

Figure 14.3	Hugo North Copper Grade Shells

651000 E
651500 E
652000 E
652500 E
4768500 N
Ivanhoe - Shivee JV Boundary
4768000 N
Qtz-vein shell
4767500 N
0.6% Cu Grade Shell
4767000 N
4766500 N

Figure 14.4	North Gold Grade Shells

651000 E
651500 E
652000 E
652500 E
4768500 N
4768000 N
4767500 N
4767000 N
4766500 N
Ivanhoe-Shivee JV boundary
1 g/t Au Grade Shell
0.3g/t Au Main Grade Shell
0.3g/t Au West Grade Shell

14.1.4	Composites

The drillhole assays were composited into fixed-length 5 m down hole composites.

The composites included any post-mineral dyke material intervals that were deemed too small to be part of a post-mineral dyke geology model. Any unsampled material included in the composites was set to 0.001% for copper and 0.01 g/t for gold.

Bulk density data were assigned to a unique file and composited to honor lithological contacts.

14.1.5	Data Analysis

The lithologic, structural, and mineralized domains were reviewed to determine the appropriate estimation or grade interpolation parameters.

Descriptive statistics, histograms and cumulative probability plots, box plots and contact grade profile plots were summarised in Vann et al, (2008).

14.1.5.1	Estimation Domains

The data analysis showed that for grade interpolation the data should be subdivided by grade shell and lithological domain. All inter-grade-shell contacts are hard boundaries, but some intra-grade-shell contacts were treated as hard boundaries and some as soft boundaries (see Table 14.2 and Table 14.3).

14.1.5.2	Evaluation of Extreme Grades

Extreme grades were controlled by using outlier restriction during interpolation instead of capping (see Section 14.1.8).

Table 14.2	Hugo North Copper Intra-domain Boundary Contacts

	Va	Qmd	Ignimbrite	xBiGd
Background Shell
Va	Soft	Hard	Hard	Hard
Qmd	Hard	Soft	Hard	Hard
Ignimbrite	Hard	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft
0.6% Shell
Va	Soft	Hard	Soft	Hard
Qmd	Hard	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft
Qtz Shell
Va	Soft	Soft	Soft	Hard
Qmd	Soft	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft

Table 14.3	Hugo North Gold Intra-domain Boundary Contacts

	Va	Qmd	Ignimbrite	xBiGd
Background Shell
Va	Soft	Hard	Soft	Soft
Qmd	Hard	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Soft	Hard	Hard	Soft
Main Shell
Va	Soft	Soft	Soft	Hard
Qmd	Soft	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft
West Shell
Va	Soft	Hard	Hard	Hard
Qmd	Hard	Soft	Hard	Soft
Ignimbrite	Hard	Hard	Soft	Hard
xBiGd	Soft	Hard	Hard	Soft
1 g/t Au Shell
Va	Soft	Soft	Soft	Hard
Qmd	Soft	Soft	Hard	Hard
Ignimbrite	Soft	Hard	Soft	Hard
xBiGd	Hard	Hard	Hard	Soft

14.1.6	Variography

Variography, a continuation of data analysis, is the study of the spatial variability of an attribute. Variogram model parameters and orientation data of rotated variogram axes are shown in Table 14.4 to Table 14.7.

Table 14.4	Copper Variogram Parameters

Model		Zone
		Background	0.6% Shell - N	0.6% Shell - S	Qtz Shell -N	Qtz Shell - S
		SPH	SPH	SPH	SPH	SPH
Sills	Nugget	0.20	0.13	0.15	0.30	0.25
	C1	0.55	0.35	0.40	0.20	0.45
	C2	0.25	0.52	0.45	0.50	0.30
Rotation Angles	Z	0	45	25	45	-15
	X	0	0	-30	0	-30
	Y	0	0	20	0	20
Ranges	Y1	17	10	15	15	30
	X1	17	15	15	15	10
	Z1	17	20	15	15	15
	Y2	200	140	220	150	200
	X2	180	100	120	100	120
	Z2	220	175	200	150	200

Models are spherical (SPH) or exponential (EXP).  Traditional ranges are used for the exponential variograms. Axial rotations are left-hand, right-hand, left-hand about the positive Z, X and Y axes, respectively.

Table 14.5	Azimuth and Dip Angles of Rotated Variogram Axes for Copper

Zone	Axis Azimuth			Axis Dip
	Y	X	Z	Y	X	Z
Background	0	0	0	0	0	90
0.6% Shell – N	45	135	0	0	0	90
0.6% Shell – S	25	105	349	-30	17	54
Qtz Shell – N	45	135	0	0	0	90
Qtz Shell – S	345	65	309	-30	17	54

Azimuths are in degrees. Dips are positive up and negative down.

Table 14.6	Gold Variogram Parameters

Model		Zone
		Background - N	Background - S	0.3 g/t Main Shell	0.3 g/t West Shell	1 g/t Shell
		EXP	SPH	EXP	EXP	EXP
Sills	Nugget	0.151	0.200	0.653	0.500	0.549
	C1	0.557	0.373	0.347	0.500	0.451
	C2	0.292	0.427	–	–	–
Rotation Angles	Z	-29	50	-2	-6	-81
	X	13	-9	38	22	70
	Y	-14	-51	-72	-7	2
	Z	-9	8	–	–	–
	X	45	-31	–	–	–
	Y	24	31	–	–	–
Ranges	Y	27	70	61	469	12
	X	15	54	139	30	149
	Z	93	30	25	49	22
	Y	1333	977	–	–	–
	X	210	400	–	–	–
	Z	919	969	–	–	–

Models are spherical (SPH) or exponential (EXP). Traditional ranges (short ranges) are used for the exponential variograms. Axial rotations are left-hand, right-hand, left-hand about the positive Z, X and Y axes, respectively.

Table 14.7	Azimuth and Dip Angles of Rotated Variogram Axes for Gold

Zone	First Structure						Second Structure
	Axis Azimuth			Axis Dip			Axis Azimuth			Axis Dip
	Y	X	Z	Y	X	Z	Y	X	Z	Y	X	Z
Background - N	58	-13	331	13	105	71	351	45	99	17	204	40
Background - S	151	-50	50	-9	133	39	8	-31	81	26	319	48
0.3 g/t Main Shell	26	-48	358	38	100	14	–	–	–	–	–	–
0.3 g/t West Shell	82	-6	354	22	157	67	–	–	–	–	–	–
1 g/t Shell	11	1	279	70	101	20	–	–	–	–	–	–

Azimuths are in degrees. Dips are positive up and negative down.

The deposit displays mineralization controls that are related to the intrusive history and structural geology (faults). The patterns of anisotropy demonstrated by the various variograms tend to be consistent with geological interpretations – particularly to any bounding structural features (faults and lithologic contacts) and quartz + sulphide vein orientation data.

14.1.7	Model Setup

The block model size selected was 20 m x 20 m x 15 m. This allowed consistency with previous modelling in the Hugo North Deposit (see Juras, 2005 and Blower, 2006). The assays were composited into 5 m down hole composites.

Bulk density data were assigned to a unique file and composited to honour lithological contacts.

Various coding was done on the block models in preparation for grade interpolation. The block model was coded according to zone, lithologic domain, and grade shell.

Post-mineral dykes were assumed to represent zero grade waste cutting the mineralized rock.

14.1.8	Estimation

The Hugo North estimation plans, or sets of parameters used for estimating blocks, were designed using a philosophy of restricting the number of samples for local estimation.

Interpolation was limited to the mineralized lithological units (Va, Ign, Qmd, and xBiGd). Only blocks within those units were interpolated, and only composites belonging to those units were used. Metal values within blocks belonging to all other units

(post-mineral dykes and sediments) were set to zero. Modelling consisted of grade interpolation by ordinary Kriging (KG) except for bulk density that was interpolated using inverse distance to the power of three (ID3). Both restricted and unrestricted grades were interpolated to allow calculation of the metal removed by the outlier restriction. Nearest-neighbour grades were also interpolated for validation purposes. Blocks and composites were matched on estimation domain.

The search ellipsoids were oriented preferentially to the general orientation of the grade shells. The ranges and the rotation angles for the various search ellipsoids are highlighted in Table 14.8 and Table 14.9. The search strategy employed concentric expanding search ellipsoids. The first pass used a relatively short search ellipse relative to the long axis of the variogram ellipsoid. For the second pass, the search ellipse was increased by 50% (up to the full range of the variogram) to allow interpolation of grade into those blocks not estimated by the first pass. A last third pass was performed using a larger search ellipsoid.

To ensure that at least two boreholes were used in the estimate, the number of composites from a single drillhole that could be used was set to one less than the minimum number of composites.

These parameters were based on the geological interpretation, data analyses, and variogram analyses. The number of composites used in estimating grade into a model block followed a strategy that matched composite values and model blocks sharing the same ore code or domain. The minimum and maximum number of composites was adjusted to incorporate an appropriate amount of grade smoothing.

Blocks that fall along grade domain boundaries were assigned two or more values, one for each of the grade domains present within the block. A final undiluted value was calculated by averaging the values for each domain within the block, weighed by the percentage of each domain within the block. This resulted in slightly smoothed metal grades along grade shell boundaries.

For both metals, an outlier restriction of 50 m was used to control the effects of high-grade samples within the domains, particularly in the background domains where unrestricted high-grade composites tended to result in “blow outs” from extreme grade composites. In outlier restricted kriging, outliers (i.e., values above the specified cut-off) are cut down to the specified threshold value if their distance to the interpolated block is greater than 50 m. If the distance to the interpolated block is less than 50 m, then outliers are used at their full value. The outlier thresholds applied were defined at the 99th percentile of their respective population. The thresholds are shown in Table 14.10 and Table 14.11.

Table 14.8	Copper Search Ellipsoids for Hugo North

		Zone
		Background N	Background S	0.6% Shell - N	0.6% Shell - S	Qtz Shell N	Qtz Shell S
Rotation Angles	Z	45	0	45	25	45	-15
	X	0	0	0	-30	0	-30
	Y	0	0	0	20	0	20
Ranges - First Pass	Y	150	150	150	150	150	150
	X	100	100	50	50	35	35
	Z	150	150	150	150	150	150
Ranges - Second Pass	Y	225	225	225	225	225	225
	X	150	150	75	75	50	50
	Z	225	225	225	225	225	225
Ranges - Third Pass	Y	400	400	400	400	400	400
	X	200	200	125	150	100	100
	Z	400	400	400	400	400	400
Number of Comps	Min	4	4	4	4	4	4
	Max	15	15	15	15	15	15
	Max per DDH	3	3	3	3	3	3

MIN = minimum number of composites; MAX = maximum number of composites, MAX DDH = maximum number of composites derived from a single borehole; bkgrnd = background.  Axial rotations are left-hand, right-hand, left-hand about the positive Z, X and Y axes, respectively.

Bulk density values were interpolated into the model using an inverse-distance to the third power (ID3) estimation methodology. The ranges and the rotation angles for the various search ellipsoids are highlighted in Table 14.12.

Table 14.9	Gold Search Ellipsoids for Hugo North

		Zone
		Background	0.3 g/t Main Shell - N	0.3 g/t Main Shell - S	0.3 g/t West Shell	1 g/t Shell - N	1 g/t Shell - S
Rotation Angles	Z	0	30	0	0	30	0
	X	0	0	0	0	0	0
	Y	0	0	10	0	0	10
Ranges - First Pass	Y	200	150	150	375	150	150
	X	200	25	25	50	25	25
	Z	200	150	150	50	150	150
Ranges - Second Pass	Y	300	170	170	470	170	170
	X	300	45	45	75	45	45
	Z	300	170	170	75	170	170
Ranges - Third Pass	Y	500	250	250	600	175	175
	X	500	250	250	300	175	175
	Z	500	250	250	300	175	175
Number of Comps	Min	5	5	5	5	5	5
	Max	20	20	20	20	20	20
	Max per DDH	4	4	4	4	4	4

MIN = minimum number of composites; MAX = maximum number of composites.

MAX DDH = maximum number of composites derived from a single borehole. kgrnd = background.

Axial rotations are left-hand, right-hand, left-hand about the positive Z, X and Y axes, respectively.

Table 14.10	Outlier Thresholds Applied to Cu Grade Domains

Grade Domain	Va Outlier Threshold (%)	Qmd Outlier Threshold (%)	Ign Outlier Threshold (%)	xBiGd Outlier Threshold (%)
Cu Qtz vein	7.5	7.0	5.5	3.5
Cu 0.6%	2.5	2.5	2.5	2.0
Background	0.7	0.85	0.85	0.7

Table 14.11	Outlier Thresholds Applied to Au Grade Domains

Grade Domain	Outlier Threshold (g/t)
1 g/t Gold Zone	5.0
W Gold Zone	2.0
Main Gold Zone	2.0
Background QMD, XBiGd	0.4
Background Va	0.5
Background Ignimbrite	0.3

Table 14.12	Bulk Density Search Ellipsoids for Hugo North

		All Domains
Rotation Angles	Z	8
	X	-2
	Y	-31
Ranges (m)	Y	100
	X	150
	Z	450
Number of Comps	Min	4
	Max	10
	Max DDH	3

The process utilized lithological domaining, since statistical analysis showed bulk density variation is primarily controlled by host lithology. Any blocks in the model that were not interpolated were assigned a mean density based on rock type. The mean bulk density of each lithology is shown in Table 14.13.

Table 14.13	Average Bulk Density

Lithology	Bulk Density
Va	2.87
QMD	2.76
Sediments	2.77
Ignimbrite	2.86
Rhyolite Dyke	2.77
Hornblende-biotite Andesite Dyke	2.77
BiGd	2.70
xBiGd	2.72
Basalt Dyke	2.77

Final Au and Cu grade values were adjusted to reflect probable occurrences of internal dilution from the unmineralized post-mineral dykes and/or overlying unmineralized sediments (waste). The final diluted value was calculated by multiplying the undiluted value by the volumetric percentage of the mineralized units within the block (weighed by the ratio of the density of the mineralized units to the average density of the block). This resulted in the incorporation of waste dilution into blocks. No additional manipulation of grade or recovery was applied to simulate the effects of mining. The resources for the Hugo North Deposit were tabulated and reported using these diluted grade values.

14.1.9	Validation

14.1.9.1	Visual Inspection

A detailed visual validation of the Hugo North resource model was made by both AMEC and QG. The model was checked for proper coding of drillhole intervals and block model cells, in both section and plan. Coding was found to be properly done. Grade interpolation was examined relative to drillhole composite values by inspecting sections and plans. The checks showed good agreement between drillhole composite values and model cell values. The hard boundaries between grade shells appear to have constrained grades to their respective estimation domains. The addition of the outlier restriction values succeeded in minimizing grade smearing in regions of sparse data. Additional comments on the estimate and QG’s independent checks were given above in Section 14.1.2.

14.1.9.2	Model Checks for Bias

The block model estimates were checked for global bias by comparing the average metal grades (with no outlier restriction) from the model with means from unrestricted nearest-neighbor estimates. The nearest-neighbor estimator declusters the data and produces a theoretically unbiased estimate of the average value when no cut-off grade is imposed and is a good basis for checking the performance of different estimation methods. Results, summarized in Table 14.4, show no problems with global bias in the estimates.

Table 14.14	Global Model Mean Grade Values by Domain in Each Zone

Domain/Zone	Nearest Neighbour Estimate	Kriged Estimate	Unrestricted Kriged Estimate	Metal Reduction
Cu (%)
All Zones	1.677	1.674	1.679	0.3%
Qtz-vein Domain	3.212	3.192	3.197	0.2%
0.6%Cu Domain	1.061	1.070	1.076	0.6%
Cu background	0.222	0.229	0.233	1.7%
Au (g/t)
All Zones	0.39	0.38	0.40	3.0%
1 g/t Au Zone	1.42	1.39	1.44	3.5%
Main 0.3 g/t Au Zone	0.54	0.52	0.54	3.7%
West 0.3 g/t Au Zone	0.50	0.50	0.51	2.0%
Au Background	0.11	0.10	0.11	9.1%

The values shown in the table reflect the global mean grades in the resource model and include blocks that fall in the Joint Venture area.

Local trends in the grade estimates (grade slice or swath checks) were also checked. This was done by plotting the mean values from the nearest-neighbor estimate versus the unrestricted kriged results for elevation (in 60 m-swaths) and for northings and eastings (both in 100 m swaths). The unrestricted kriged estimate should be smoother than the nearest-neighbor estimate, thus the nearest-neighbor estimate should fluctuate around the kriged estimate on the plots. The two trends behave as predicted and show no significant differences for copper or gold in the estimates. The elevation and northing swath plots presented as Figure 14.5 to Figure 14.8 show the trends for copper inside the quartz vein shell and gold inside the Main gold zone. The plots are from the entire resource model and include blocks north of the Oyu Tolgoi boundary.

Figure 14.5	Comparison of Kriged and Nearest Neighbour Copper Estimates with Increasing Depth – Cu Quartz-Vein Domain

Figure 14.6	Comparison of Kriged and Nearest Neighbour Copper Estimates with Increasing Northing – Cu Quartz-vein Domain

Figure 14.7	Comparison of Kriged and Nearest Neighbour Gold Estimates with Increasing Depth – Au Main + 1 g/t Domains

14.1.9.3	Metal Reduction

The effective amount of metal removed by outlier restriction can be evaluated by comparing copper and gold block models kriged with and without outlier restriction. An assessment of the metal removed by grade shell is shown in Figure 14.8. The quantity of copper removed ranges from 0.2% to 1.7%, and the quantity of gold removed ranges from 2% to 9%. Those amounts of metal removed are reasonable for the type of deposit.

Figure 14.8	Comparison of Kriged and Nearest Neighbour Gold Estimates with Increasing Northing – Au Main + 1 g/t Domains

14.1.10	Mineral Resource Summary – Hugo North Extension

The Hugo North Extension Mineral Resource inventory, cut at the adjacent project boundary, is based on drilling as of 1 November 2006 and reported as of the Resource Effective Date of 20 February 2007. The Mineral Resources are reported at various copper equivalent (CuEq) cut-offs above 0.6% copper equivalent as shown in

Table 14.15 and include material that is classified as an Indicated and Inferred Mineral Resources.

The base case CuEq cut-off grade assumptions for each deposit were determined using operating cost estimates from similar deposits.

For consistency with previous Mineral Resource disclosures on the Lookout Hill Property, the equivalent grade was calculated using assumed metal prices of US$1.35/lb for copper and US$650/oz for gold, and assuming gold recovery is 91% of copper recovery.

For convenience the formula is: CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.

The metal price assumptions and the adjustment for metallurgical recovery used for calculating CuEq for the Hugo North Mineral Resources stated in this report have been changed from previous reports to reflect current market conditions and technical understanding. The copper to gold metal price ratio and recovery ratio used have resulted in no change in the calculated CuEq values as stated for the 20 February 2007 Mineral Resources.

Table 14.15	Mineral Resource Inventory, Hugo North Extension, Based on Drilling Completed to 01 November 2006, and Reported by OT LLC (Effective Date 20 February 2007)

Class	CuEq Cut-off	Tonnage (t)	Cu (%)	Au (g/t)	CuEq (%)	Contained Metal
						Cu (‘000 lb)	Au (oz)	CuEq ('000 lb)
Indicated	3.5	22,300,000	3.68	1.43	4.59	1,810,000	1,030,000	2,260,000
	3	32,000,000	3.36	1.29	4.18	2,370,000	1,330,000	2,950,000
	2.5	42,400,000	3.08	1.17	3.83	2,880,000	1,590,000	3,580,000
	2	52,300,000	2.84	1.09	3.53	3,280,000	1,830,000	4,070,000
	1.5	65,400,000	2.56	0.96	3.17	3,690,000	2,020,000	4,570,000
	1.25	74,300,000	2.39	0.88	2.96	3,920,000	2,100,000	4,850,000
	1	84,800,000	2.22	0.80	2.73	4,150,000	2,180,000	5,100,000
	0.9	89,700,000	2.14	0.77	2.63	4,230,000	2,220,000	5,200,000
	0.8	96,700,000	2.04	0.72	2.50	4,350,000	2,240,000	5,330,000
	0.7	107,400,000	1.91	0.66	2.33	4,520,000	2,280,000	5,520,000
	0.6	117,000,000	1.80	0.61	2.19	4,640,000	2,290,000	5,650,000
	0.5	123,900,000	1.73	0.58	2.10	4,730,000	2,310,000	5,740,000
	0.4	130,300,000	1.67	0.55	2.02	4,800,000	2,300,000	5,800,000
	0.3	137,900,000	1.59	0.52	1.92	4,830,000	2,310,000	5,840,000
Inferred	3.5	1,400,000	3.32	1.03	3.98	100,000	50,000	120,000
	3	3,600,000	2.97	0.88	3.53	240,000	100,000	280,000
	2.5	5,900,000	2.68	0.87	3.23	350,000	170,000	420,000
	2	11,000,000	2.20	0.86	2.75	530,000	300,000	670,000
	1.5	29,100,000	1.73	0.58	2.10	1,110,000	540,000	1,350,000
	1.25	45,000,000	1.55	0.46	1.84	1,540,000	670,000	1,830,000
	1	62,200,000	1.39	0.39	1.64	1,910,000	780,000	2,250,000
	0.9	70,000,000	1.33	0.37	1.56	2,050,000	830,000	2,410,000
	0.8	78,300,000	1.27	0.34	1.49	2,190,000	860,000	2,570,000
	0.7	87,000,000	1.21	0.32	1.42	2,320,000	900,000	2,720,000
	0.6	95,500,000	1.15	0.31	1.35	2,420,000	950,000	2,840,000
	0.5	105,200,000	1.09	0.29	1.27	2,530,000	980,000	2,950,000
	0.4	127,600,000	0.96	0.26	1.13	2,700,000	1,070,000	3,180,000
	0.3	152,400,000	0.85	0.23	1.00	2,860,000	1,130,000	3,360,000

*Copper equivalent (CuEq) grades have been calculated using assumed metal prices (US$1.35/lb. for copper and US$650/oz. for gold); CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76. The equivalence formula was calculated assuming that gold recovery was 90.8% of copper recovery.

14.2	Heruga deposit

14.2.1	Introduction

This Mineral Resource estimate for the Heruga deposit was prepared by Stephen Torr of OT LLC under the supervision of Scott Jackson of Quantitative Group. The estimates were in the form of three-dimensional (3D) block models utilizing commercial mine planning software (Datamine). The project area limits and the block sizes used are shown in Table 14.16.

Table 14.16	Project Area Limits and Block Size

	Min	Max	Block Size (m)
X (UTM)	646500	648550	20
Y (UTM)	4757500	5759900	20
Z (AMSL)	-700	1250	15

14.2.2	Geologic Models

A close-off date of 21 June 2009 was used for the drillhole data used in the Heruga Resource update. The Effective Date for reporting the resource was 30 March 2010.

OT LLC created three dimensional shapes or wireframes of the major geological features of the Heruga deposit and these are listed in Table 14.17. The key geological features impacting on resource estimation are:

●	Sub-vertical post-mineralization faults.

●	Devonian host lithologies, primarily augite basalt and quartz monzodiorite.

●	Poorly mineralised “late” quartz monzodiorite.

●	Poorly mineralised hornblende-biotite-andesite and biotite-granodiorite dykes.

To assist in the estimation of grades in the model, OT LLC also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated. Construction of the grade shells took into account prominent lithological and structural features, in particular the four major sub-vertical post-mineralization faults. For copper, a single grade shell at a threshold of 0.3% Cu was used. For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t. For molybdenum, a single shell at a threshold of 100 ppm was constructed. These grade shells took into account known gross geological controls in addition to broadly adhering to the abovementioned thresholds.

Table 14.17	Lithology and Structural Solids and Surfaces, Heruga deposit

Surfaces – General
Topography
Solids/Surfaces – Lithology
Quartz Mondoziorite
Late Quartz Monzodiorite
Base of unmineralized volcanic and sedimentary units (DA2 or DA3 or DA4)
Biotite granodiorite (BiGd)
Hornblende-Biotite Andesite dykes (Hb-Bi An)
Surfaces – Faults
West Bor Tolgoi Fault
Central Bor Tolgoi Fault East Bor Tolgoi Fault
South Sparrow Fault

QG checked the grade and mineralized shapes for interpretational consistency on section, in plan and in three dimensions, and found them to have been properly constructed. The shapes were found to honour the drill data and interpreted geology, and QG accepted them as an appropriate basis for the estimation process.

The solids and surfaces were used by OT LLC to code the drillhole data. All the drillhole intervals outside those shells were assigned to a background domain. A set of plans and cross-sections that displayed colour-coded drillholes were plotted and inspected to ensure the proper assignment of domains to drillholes. The faulting at Heruga is interpreted to have had considerable movement as demonstrated by the displacement of the overlying sedimentary and volcanic rocks. For this reason, the fault surfaces were used to define four separate structural domains for grade estimation. Copper, gold and molybdenum grade shells are shown in Figure 14.10 to Figure 14.12.

Figure 14.9	Plan View of Heruga Structural Domains

Oyu Tolgoi - Heruga Deposit
Structural Domains
Scale 1:15000.0
Date: 13/10/09
Time: 12:17
647500
4760000
4760000
Heruga North Fault
Domain 1000
Domain 2000
Bor Tolgoi Fault
West Bor Tolgoi Fault
Domain 4000
Domain 3000
Domain 5000
South Bor Tolgoi Fault
4757500
4757500
647500

Figure 14.10	Heruga Copper Grade Shell

Oyu Tolgoi - Heruga Deposit
0.3% Copper Shell
Scale 1:15000.0
Date: 13/10/09
Time: 14:48
N
647500
4760000
4760000
4757500
4757500
647500

Figure 14.11	Heruga Gold Grade Shells

Oyu Tolgoi - Heruga Deposit
Gold Shells
Scale 1:15000.0
Date: 13/10/09
Time: 14:37
N
647500
4760000
4757500

Figure 14.12	Heruga Molybdenum Grade Shells

Oyu Tolgoi - Heruga Deposit
Molybdenum Shell
Scale 1:15000.0
Date: 13/10/09
Time: 14:42
N
647500
4760000
4760000
4757500
4757500
647500

14.2.3	Composites

The drillhole assays were composited into fixed-length, 5 m down hole composites, a size which was considered appropriate when taking into account estimation block size, required lithological resolution and probable mining method. This compositing honoured the domain zones by breaking the composites on the domain boundary. The domains used in compositing were a combination of the grade shells and lithological domains. Intervals less than 5 m in length represented individual residual composites from end-of-hole or end-of-domain intervals. Composites that were less than 2 m long were removed from the dataset that was used in interpolation.

The composites included any post-mineral dyke material intervals that were deemed too small to be part of a post-mineral dyke geology model. Any unsampled material included in the composites was set to 0.001% for copper and 0.01 g/t for gold and 10 ppm for molybdenum.

Bulk density data were assigned to a unique file and composited to honour lithological contacts.

14.2.4	Data Analysis

Data analysis was completed on both the raw data (original 2 m assays) and the 5 m composites. In both cases, analysis was done on individual lithologies inside and outside the grade shells, as well as independently of the grade shells. The relationship between grade and lithology was studied using descriptive statistics, box plots, histograms, CDFs and grade contact plots.

14.2.4.1	Histograms and Cumulative Frequency Plots

Histograms and cumulative probability plots display the frequency distribution of a given variable and demonstrate graphically how frequency changes with increasing grade. With histograms, the grades are grouped into bins, and a vertical bar on the graph shows the relative frequency of each bin. Cumulative frequency or cumulative distribution function (CDF) diagrams demonstrate the relationship between the cumulative frequency (expressed as a percentile or probability) and grade on a logarithmic scale. They are useful for characterizing grade distributions and identifying whether or not there are multiple populations within a data set.

The statistics of the copper, gold and molybdenum are summarized in Table 14.18, Table 14.19, and Table 14.20 respectively, for the 5 m composites at Heruga. In these tables CV = coefficient of variation (standard deviation/mean), a measure of relative variability. Extreme values or outliers were capped (or top-cut) prior to compositing the data which has reduced both the skewness and the CV of the populations.

Table 14.18	Heruga Statistics for 5 m Composites – Cu % Data

Lithology(*)	Cu Shell	Structural Domain	No. of Comps	Min	Max	Mean	CV
Va	Bkg	1000	114	0.001	0.37	0.03	1.55
Va	Bkg	2000	1.058	0.001	3.11	0.19	0.93
LQmd	Bkg	2000	245	0.001	0.17	0.01	1.73
Va + Qmd	0.3%	2000	1.246	0.001	2.91	0.52	0.57
Va	Bkg	3000	92	0.001	0.67	0.06	2.54
Va	Bkg	4000	579	0.001	1.21	0.17	0.97
Va	0.3%	4000	1.051	0.001	1.88	0.52	0.51
LQmd	0.3%	4000	12	0.001	0.04	0.01	1.86
Va	Bkg	5000	175	0.001	0.51	0.10	0.85
Va	0.3%	5000	253	0.001	1.53	0.35	0.54
Va	Bkg	1000	114	0.001	0.37	0.03	1.55

(*) Va : basalt; Qmd: quartz monzodiorite; LQmd Late quartz monzodiorite.

Table 14.19	Heruga Statistics for 5 m Composites – Au g/t Data

Lithology(*)	Au Shell	Structural Domain	No. of Comps	Min	Max	Mean	CV
Va	Bkg	1000	116	0.01	1.36	0.10	1.72
Va	Bkg	2000	1.381	0.01	2.55	0.19	1.01
LQmd	Bkg	2000	208	0.01	0.87	0.04	2.55
Va + Qmd	0.3 g/t	2000	540	0.01	2.90	0.45	0.63
LQmd	0.3 g/t	2000	14	0.01	0.01	0.01	0.00
Va + Qmd	0.7 g/t	2000	385	0.01	7.46	1.21	0.88
LQmd	0.7 g/t	2000	29	0.01	0.27	0.02	2.53
Va	Bkg	3000	91	0.01	0.47	0.09	1.43
Va	0.3 g/t	3000	2	0.41	1.29	0.85	0.52
Va	Bkg	4000	978	0.01	2.05	0.17	0.89
LQmd	Bkg	4000	13	0.01	0.03	0.01	0.50
Va	0.3 g/t	4000	402	0.01	2.18	0.49	0.59
Va	0.7 g/t	4000	258	0.09	6.64	1.28	0.67
Va	Bkg	5000	307	0.01	0.93	0.16	0.80
Va	0.3 g/t	5000	120	0.01	0.93	0.34	0.50

(*) Va : basalt; Qmd: quartz monzodiorite; LQmd Late quartz monzodiorite.

Table 14.20	Heruga Statistics for 5 m Composites – Mo ppm Data

Lithology(*)	Mo Shell	Structural Domain	No. of Comps	Min	Max	Mean	CV
Va	Bkg	1000	116	10	19	10	0.09
Va	100 ppm	1000	1	10	10	10	0.00
Va	Bkg	2000	1.556	10	522	51	1.10
LQmd	Bkg	2000	251	10	43	11	0.38
Va + Qmd	100 ppm	2000	755	10	1.570	232	0.84
Va	Bkg	3000	93	10	274	21	1.86
Va	Bkg	4000	918	10	666	41	1.31
LQmd	Bkg	4000	13	10	10	10	0.00
Va	100 ppm	4000	713	10	1.391	208	0.90
Va	Bkg	5000	249	10	752	54	1.36
Va	100 ppm	5000	180	10	717	129	0.74

(*) Va : basalt; Qmd: quartz monzodiorite; LQmd Late quartz monzodiorite.

14.2.4.2	Descriptive Statistics

Copper grades within the 0.3% Cu shell generally display single distributions with some evidence of a lower grade population due to the presence of unmineralized post mineral dykes that have not been captured by wireframes. Coefficients of variation (CV) values are relatively low at 0.5 to 0.6. Background domains for both Qmd (quartz-monzodiorite) and Va (augite basalt) show higher CVs, generally close to or above 1 and the CDF plots also show evidence of a higher grade population not captured by the 0.3% Cu grade shells. The CDF plot for the entire population supports the construction of a grade shell in the 0.3% to 0.4% Cu range. There are no coherent zones of higher grade copper mineralization that are easily constrainable with the current drill coverage.

Gold grades were observed to display moderate positive skewness and multiple populations with evidence of lower grade populations in the 0.2 to 0.3 g/t range. Within the 0.3 g/t and 0.7 g/t gold domains the Va (augite basalt) and Qmd (quartz monzodiorite) display similar properties although the Qmd has a slightly higher mean of 1.31 g/t (vs. 1.21 g/t for Va) in the 0.7 g/t domain. CVs within the grade shells are generally low to moderate, in the 0.6 to 0.9 range; this increases to as high as 1.7 for some of the background domains. The high CV’s in the background domains highlights the requirement for some outlier restriction during estimation.

Overall, the molybdenum grades within the 100 ppm shell display low to moderate positive skewness and single population distribution. Within individual structural domains there is some evidence of multiple populations with breaks at both 50 ppm (possible mixing with waste dykes) and 200 ppm. Augite basalt and Qmd show similar distributions. CVs are low to moderate, in the 0.6 to 0.8 range. The background domains are more positively skewed with somewhat higher CVs, in the 0.8 to 1.3 range.

14.2.4.3	Box-Plot and Contact Grade Profile Analyses

Contact profiles (or contact plots) were generated by OT LLC to explore the relationship between grade and (1) lithological domains and (2) grade shell domains. The rationale of the studies was to identify lithological or grade shell contacts that should be treated as hard during estimation. A domain with a hard contact will not share composites with other domains during grade interpolation.

14.2.4.4	Results

Box-plots for copper showed that both within the grade shells and in the background domains there was little evidence of lithological control on copper grades. Augite basalt (Va) and quartz-monzodiorite (Qmd) have very similar overlapping distributions. The post mineral dykes and the late quartz-monzodiorite both show up as distinct, very low grade distributions. There are marked separations between the upper and lower quartiles of the distributions within and outside of the grade shells suggesting the distributions should be modelled separately.

Gold boxplots show similar overlapping relationships for Va and Qmd to those seen for copper. The mean of the Qmd is slightly elevated compared to Va in the 0.7 g/t shell while the reverse is true in the 0.3 g/t shell. Post mineral dykes and the late Qmd show similar relationships to those observed for copper. As with copper, the distributions within the grade shells show a marked separation with those outside.

Molybdenum box-plots show the same relationships as those displayed for copper and gold.

Contact profile analysis confirmed the soft nature of the lithological contacts both inside and outside of the grade shell domains. As expected, contacts of the individual grade shells displayed a marked change in grade supporting the use of the grade shell boundaries as hard contacts. The late Qmd, post mineral dykes and sediment surface – all of which are to be treated as “waste” domains (zero grade) – showed sharp breaks in grade across the contact which were therefore treated as hard boundaries. There is some evidence of increasing grade across the Va Qmd contact inside of the grade shells but, at this stage, the contact was left as a soft contact for grade estimation.

14.2.4.5	Cross Correlation of Copper Gold and Molybdenum

The relationship between gold and copper was investigated though cross plots for both the main copper and gold estimation domains. Generally the correlations are poor with correlation co-efficients of 0.2 to 0.4 with a wide spread of data. The ratio of Gold to copper is generally 1:1. Inside the 0.7 g/t gold shell, there was clear evidence of two distinct populations, the first with a gold to copper ratio of 1:1 similar to the rest of the deposit, the second with a ratio of greater than 4:1. Spatially, this higher Au:Cu ratio distribution is associated with the deeper parts of the system and with Biotite alteration, a similar style of mineralization is seen in the high grade core of South-west Oyu.

Copper shows a stronger relationship with molybdenum than with gold with correlation co-efficients in the 0.4 to 0.6 range. The overall ratio of Mo:Cu was of the order of 300 to 1 (ppm Mo to % Cu).

14.2.4.6	Estimation Domains

Data analysis showed no discernable difference between the two main host lithologies; augite basalt and quart-monzodiorite. For estimation purposes; therefore, these two lithologies were grouped into a single lithological domain.

It should be noted that the lack of demonstrated lithological control on grade distribution at this early stage in the development of the project is not unexpected. Similar relationships were observed at Oyu Tolgoi, where the controls on mineralization became apparent only once detailed infill drilling was completed. However, there does appear to be a spatial association of higher copper and gold grades with the Qmd intrusion.

The post mineralization lithologies (LQmd, BiGd, HbBiAn), while represented in the block model, were not estimated but rather were assigned zero grade. Within each structural block, the model was therefore split according to whether or not it was mineralized or unmineralized and by grade shell. The final estimation domains used are shown in Table 14.21, Table 14.22 and Table 14.23.

14.2.4.7	Evaluation of Extreme Grades

Capping (or top-cutting) was applied to the raw assays prior to compositing

(Table 14.24). Various capping studies including decile analysis, CV plots and use of CDF plots were used to assign caps. As well as top cutting of extreme grades some outlier restriction was also applied, particularly in the background domains.

Table 14.21	Gold Estimation Domains – Mineralised Lithologies Only

SDM	GDM	Lithology	GDOMAIN	Description
1000	0	Va, Qmd	1000	Background
2000	0	Va, Qmd	2000	Background
2000	100	Va, Qmd	2100	0.3 g/t
2000	200	Va Qmd	2200	0.7 g/t
3000	0	Va, Qmd	3000	Background
4000	0	Va, Qmd	4000	Background
4000	100	Va, Qmd	4100	0.3 g/t
4000	200	Va, Qmd	4200	0.7 g/t
5000	0	Va, Qmd	5000	Background

Table 14.22	Copper Estimation Domains – Mineralised Lithologies Only

SDM	CDM	Lithology	CDOMAIN	Description
1000	0	Va, Qmd	1000	Background
2000	0	Va, Qmd	2000	Background
2000	100	Va, Qmd	2100	0.3%
3000	0	Va, Qmd	3000	Background
4000	0	Va, Qmd	4000	Background
4000	100	Va, Qmd	4100	0.3%
5000	0	Va, Qmd	5000	Background
5000	100	Va, Qmd	5100	0.3%

Table 14.23	Molybdenum Estimation Domains – Mineralised Lithologies Only

SDM	MDM	Lithology	MDOMAIN	Description
1000	0	Va, Qmd	1000	Background
2000	0	Va, Qmd	2000	Background
2000	100	Va, Qmd	2100	100 ppm
3000	0	Va, Qmd	3000	Background
4000	0	Va, Qmd	4000	Background
4000	100	Va, Qmd	4100	100 ppm
5000	0	Va, Qmd	5000	Background
5000	100	Va, Qmd	5100	100 ppm

Top cutting was generally applied at values close to or above the 99th percentile for gold and molybdenum. No cap was felt warranted for copper. QG considers the approach taken to metal reduction was appropriate and applied reflecting the Inferred status of mineralization. A number of iterations of grade estimation were done and during these the outlier caps were lowered from those initially selected to better control potential smearing in the background domains. This was particularly the case in the 5000 domain where a quite aggressive outlier was applied to prevent excessive smearing of grades in the background.

Table 14.24	Summary of Capping Parameters

Domain	Metal	Domain	Cap	Distance	Outlier Cap
Background	Au	1000 to 4000	3 g/t	50 m	1.0 g/t
Background	Au	5000	3 g/t	50 m	0.3 g/t
Background	Mo	All	1,000 ppm	100 m	500 ppm
0.3 Au Shell	Au	2000	3 g/t	–	–
0.3 Au Shell	Au	4000	5 g/t	–	–
0.7 Au Shell	Au	2000	10 g/t	–	–
100 Mo Shell	Mo	All	3,000 ppm	–	–
Background	Au	1000 to 4000	3 g/t	50 m	1.0 g/t

14.2.5	Variography

Variography was undertaken by OT LLC on copper, gold and molybdenum for the capped and tagged composites using Visor software. Despite limited data OT LLC decided to attempt to model directional variograms for gold, copper and molybdenum. This approach differed to that used in 2008 where isotropic variograms were applied. For variography the Qmd and Va lithologies were combined and the raw data composited into 5 m lengths using the domain coding highlighted in Table 14.25.

Down hole variograms were initially modelled for each of the domains followed by three dimensional modelling of the variogram, this allowed accurate delineation of the nugget for each of the domains. Due to a lack of data, particularly in the strike plane, the 1st structure of the variogram model was mostly taken to be isotropic due to a lack of resolution in that distance range.

Table 14.25	Variogram Parameters

Model		Copper		Gold			Molybdenum
		Bkg	0.3 (%)	Bkg	0.3 (g/t)	0.7 (g/t)	Bkg	100 (ppm)
		SPH	SPH	Exp	Exp	Exp	Exp	Exp
Sills	Nugget	0.32	0.4	0.33	0.37	0.25	0.41	0.41
	C1	0.27	0.37	0.42	0.2	0.53	0.23	0.37
	C2	0.41	0.23	0.25	0.43	0.22	0.36	0.32
Rotation Angles	Z	105	127	-153	180	-155	-160	-175
	X	49	68	-10	0	-70	-5	-9
	Y	168	26	80	-110	90	90	60
Ranges	Y1	80	40	50	15	250	100	100
	X1	80	40	50	15	40	100	100
	Z1	40	40	40	15	30	100	103
	Y2	447	352	250	200	450	418	461
	X2	510	274	200	200	180	445	265
	Z2	204	257	200	200	130	252	207

In defining the second structure, cognisance was taken of the variography observed in Southern Oyu and Hugo Dummett, where drill spacing is closer. In these deposits, variograms usually have elongated anisotropy both along strike and down dip of the mineralized zone. Because drilling at Heruga is perpendicular to the dip of the mineralized zone it is likely that the current isotropic 1st structure of the variogram models underestimate the range of continuity. Drilling direction is thought to lie between the y and z axis of the model variogram. This short isotropic first structure will have had an impact on the degree of smoothing in the model.

Copper and gold show relatively low nuggets of 25 to 35% of the total variance, molybdenum is moderate to high at 40% of the sill. All three metals show relatively short first structures and long second structures of 250 to 300 m. Due to the relatively wide drill spacing of 150 to 300 m between sections the first structure is essentially the down hole 1st structure which in reality is likely to be parallel to the z axis of the ellipse. In modelling the variograms cognisance was taken of the variography observed in Southern Oyu and Hugo Dummett, where drill spacing is closer. In these deposits, variograms usually have elongated anisotropy both along strike and down dip of the mineralized zone.

QG independently generated variograms for the three metals and came to similar conclusions as OT LLC on the limitations of directional variography. Subsequent isotropic variogram models were very similar to those generated by OT LLC.

14.2.6	Model Setup

The block size selected was 20 m x 20 m x 15 m. This allowed consistency with previous modelling at the Oyu Tolgoi deposits and is considered a suitable block size for mining studies using the block cave approach.

To accurately account for the volume of post mineral dyke material, subcelling of the larger blocks was used when tagging the model with dyke wireframes. Each block was allowed to be split into four smaller cells in the x, y and z dimensions. Subcells were also permitted at grade shell boundaries to allow some smoothing of grades across the contact.

Various coding on the block models was performed by OT LLC in preparation for grade interpolation. The block model was coded according to zone, lithological domain, and grade shell. Post-mineral dykes and the late quartz-monzodiorite were assumed to represent zero-grade waste cutting the mineralized lithologies.

14.2.7	Estimation

Only the mineralized lithologies were estimated; i.e. Qmd and Va. All other units in the model were set to zero grade (hornblende-biotite-andesite dykes, biotite-granodiorite dykes, late quartz-monzodiorite intrusion and overlying sediments).

Primary grade interpolation for the three metals was by ordinary kriging of capped 5 m composites. In addition density was interpolated by inverse distance to the power three (ID3). As part of the model validation, grades were also interpolated using nearest neighbour, inverse distance to the power three and ordinary kriging of uncapped composites. Blocks and composites were matched on specific domain key fields that ensured hard boundaries were respected between structural domains and between grade shells. Only full cell estimation was used during kriging i.e. subcelling was used for geometry/volume purposes only.

The search ellipsoids were oriented preferentially to the general trend of the grade shells. Studies at other Oyu Tolgoi deposits have shown that the anisotropy of variograms tends to mirror the shape of the grade shells. There are many similarities between Heruga and Hugo Dummett in terms of structural geological setting that support using a similar approach at Heruga.

A staged search strategy was applied by OT LLC with the first pass at 200 m, and a second at 400 m. A minimum two hole rule was applied to both passes. Any blocks not interpolated by the first two passes were filled with a third pass that removed the two hole constraint. The table below (Table 14.26) shows the search strategy. The same ellipse was applied to all metals. QG independently ran additional checks to confirm that the search strategy was appropriate.

Table 14.26	Search Ellipsoids for Heruga

	Z	X	Y	XDIST	YDIST	ZDIST	Min Comps	Max Comps	MAX DDH
1st Pass	-65	-80	0	200	200	100	8	30	6
2nd Pass	-65	-80	0	400	400	200	8	30	6
3rd Pass	-65	-80	0	400	400	200	6	30	6

14.2.7.1	Outlier Restriction

To avoid excessive smearing of isolated high grades, particularly in the background domains, outlier restriction during kriging. Outlier restriction was applied as a second cap whereby grades over a particular threshold were only used in blocks within a specified distance from a drill hole (50 m to 100 m). Outside of this distance the lower capped value was used. The caps and the outlier distances used are shown in Table 14.24.

14.2.7.2	Bulk Density

Bulk density values were interpolated into the model using inverse distance to the power three (ID3) estimation. The ranges and the rotation angles for the various search ellipsoids are highlighted in Table 14.27. As with copper gold and molybdenum, a concentric search method was applied.

Table 14.27	Bulk Density Search Ellipsoids for Heruga

		All Domains
Rotation Angles	Z	-65
	X	-80
	Y	0
Ranges (m)	Y	200
	X	200
	Z	200
Number of Comps	Min	5
	Max	20
	Max DDH	4

The process utilized lithological domaining, since statistical analysis showed bulk density variation is primarily controlled by host lithology. Any blocks in the model that were not interpolated were assigned a mean density based on rock type. The mean bulk density of each lithology is shown in Table 14.28.

Table 14.28	Average Bulk Density

Lithology	Bulk Density
Va	2.86
QMD	2.73
Late QMD	2.75
Sediment	2.81
Hornblende-biotite andesite dyke	2.75
Biotite granodiorite dyke	2.73

14.2.7.3	Full Cell Model

The final subcell model was regularized to a full cell model after estimation was complete. Subcells were combined into full cells using volume weighting. Regularization results in smoothing across grade shell boundaries and the incorporation of internal dilution from post mineral dykes where full model cells contained dyke subcells. In the full cell model the lithology is regenerated based upon majority coding by volume. This means blocks can be majority coded as post mineral dyke but may contain some grade.

14.2.8	Validation

14.2.8.1	Visual Inspection

A detailed visual validation of the Heruga resource model was undertaken by OT LLC and QG and it was found that tagging of the drill data file and the block model was done correctly. The model was also checked in plan and section to ensure that the grade interpolation accurately reflected the original drill assays. The grade shells appear to have adequately constrained the high values and no evidence of excessive smearing of high grades in the background was observed. In some areas the model showed evidence of nearest neighbor striping due to a lack of data although these areas were excluded when tagging the resource model for classification.

QG also built a model from scratch using the same wireframes and drill data used in the OT LLC model. Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters. QG compared the two estimates and consider they are well within acceptable limits thus adding additional support to the estimate built by OT LLC. Minor differences noted in the resultant models were attributed to slight differences in variograms, search parameters.

14.2.8.2	Model Checks for Bias

The block model estimates were checked for global bias by comparing the average metal grades from the model with means from unrestricted nearest-neighbor estimates. (The nearest-neighbor estimator declusters the data and produces a theoretically unbiased estimate of the average grade when no cut-off grade is imposed and is a good basis for checking the global performance of different estimation methods.) Results, summarized in Table 14.29, show no problems with global bias in the estimates.

Table 14.29	Global Model Mean Grade Values by Domain in Each Zone

Domain/Zone	Kriged Estimate	Nearest Neighbour Estimate	Unrestricted Kriged Estimate	Metal Reduction
Copper
Background	0.18	0.18	0.18	0%
0.3 % Shell	0.39	0.39	0.39	0%
All Blocks	0.29	0.29	0.29	0%
Gold
Background	0.15	0.16	0.18	-16%
0.3 g/t Au Shell	0.36	0.35	0.36	-2%
0.7 g/t Au Shell	0.94	0.92	1.0	-5%
All Blocks	0.27	0.27	0.29	-9%
Molybdenum
Background	46	46	48	-3%
100ppm shell	165	163	165	0%
All Blocks	83	83	85	-1%

14.2.8.3	Distribution Comparisons

The distribution of the grades in the model was compared to the distribution of the original drillhole data, the composites used to build the model and the declustered nearest neighbour model. The distributions were compared using box and whisker plots as well as cumulative distribution plots and lognormal and normal histograms. In all cases, the model was found to reflect the underlying data used to build it albeit it a more smooth distribution, this smoothing is expected and is a natural function of kriging. The degree of smoothing occurring within the model was considered reasonable for the type of deposit and the likely mining method (Block Caving). Figure 14.13 shows an example of the comparison of distributions for the copper domains, the entire model, the nearest neighbour model, and the kriged estimate. The reduction in grade from composites to nearest neighbour reflects both declustering of data and the effect of incorporating post mineral dyke into the final estimate.

Figure 14.13	Copper Boxplots

14.2.8.4	Local Bias Checks

The resource model was also checked for trends and local bias using 50 m swath plots that compared the restricted kriged estimates to nearest neighbour estimates. The nearest neighbour estimates act as an unbiased de-clustered sample population and comparison should highlight areas of potential bias in the kriged estimate. The plots also display the number of model blocks in each 50 m swath (Figure 14.14 to Figure 14.16).

Figure 14.14	Gold Swath Plots

Figure 14.15	Copper Swath Plots

Figure 14.16	Molybdenum Swath Plots

14.2.9	Mineral Resource Classification

The Mineral Resources of the Heruga deposit were classified using logic consistent with the CIM definitions referred to in NI 43-101. At present the mineralization of the project satisfies sufficient criteria to be classified as an Inferred Resource.

14.2.9.1	Inferred Mineral Resources

Blocks within 150 m of a drillhole were initially considered to be Inferred.

A three-dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 m. The shape aimed to remove isolated blocks around drillholes where continuity of mineralization could not be confirmed. Within the 150 m shape there were a small number of blocks that were greater than 150 m from a drillhole. These were included because it was considered that geological and grade continuity could be reasonably inferred within the main part of the mineralized zone. The average distance of all the Inferred blocks in the resource model is displayed in the plot below. Of the total tonnes classified as Inferred, approximately 92% are within 150 m of a drillhole while the average distance of the Inferred blocks is approximately 95 m (Figure 14.17).

QG are satisfied that the resultant Inferred Resources are reasonable and meet the criteria set out in the CIM definitions referred to in NI 43-101.

Figure 14.17	Total Inferred Resource Tonnes by Distance in Heruga

14.2.10	Mineral Resource Summary

The total Heruga deposit Mineral Resource inventory, based on drilling as of 21 June 2009 at various copper equivalent (CuEq) cut-offs is based on assumptions in in Table 14.30. The resource is shown in Table 14.31. The base case reporting CuEq cut-off grade of 0.6 %CuEq was determined using cut-off grades applicable to mining operations exploiting similar deposits and is consistent with the cut-offs applied to Hugo North and Hugo South. At Heruga the presence of molybdenum in potentially economic concentrations has led to a revision of the CuEq formula used for the other Oyu Tolgoi Deposits.

Table 14.30	Equivalent Assumptions

	Copper	Gold	Molybdenum
Price	$1.35 lb	$650 oz	$10 lb
Recovery relative to Cu Recovery	1.0	0.908	0.719

Note: The recovery stated is not absolute recovery but recovery relative to copper recovery.  The gold recovery factor is based on test work at Oyu Tolgoi while Molybdenum is based on the operational Mo recoveries at other similar Gold-Copper-Molybdenum porphyry deposits. CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76

While the equivalence formula accounts for differential recoveries the contained metal shown in the table is in situ metal.

Table 14.31	Inferred Mineral Resource Inventory, Heruga deposit (Javhlant ML), 30 March 2010

Cut-off (CuEq%)	Tonnage (‘000 t)	Cu (%)	Au (g/t)	Mo (ppm)	CuEq (%)	Contained Metal
						Cu (‘000 lb)	Au (‘000 oz)	CuEq (‘000 lb)
>1.50	30,000	0.57	1.86	124	1.83	360,000	2,000	1,150,000
>1.25	70,000	0.56	1.45	118	1.55	840,000	3,000	2,340,000
>1.00	190,000	0.57	0.96	155	1.26	2,370,000	6,000	5,260,000
>0.90	290,000	0.56	0.80	160	1.15	3,610,000	8,000	7,450,000
>0.80	450,000	0.54	0.66	160	1.05	5,310,000	10,000	10,320,000
>0.70	660,000	0.51	0.56	151	0.95	7,390,000	12,000	13,780,000
>0.60	910,000	0.48	0.49	141	0.87	9,570,000	14,000	17,390,000
>0.50	1,210,000	0.44	0.44	130	0.79	11,780,000	17,000	21,060,000
>0.40	1,670,000	0.39	0.38	115	0.69	14,430,000	20,000	25,540,000
>0.30	2,180,000	0.35	0.33	102	0.61	16,730,000	23,000	29,470,000

•	Based on drilling completed as of 21 June 2009 and reported by OT LLC 30 March 2010.

•	CuEq was calculated using the formula CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.

•
Copper Equivalent (CuEq) has been calculated using assumed metal prices of US$1.35/lb for copper, US$650/oz for gold, and US$10 for molybdenum;. The equivalence formula was calculated assuming that gold was 91% of copper recovery. The equivalence formula was calculated assuming that gold and molybdenum recovery was 91% and 72% of copper recovery respectively. CuEq was calculated using the formula:  CuEq% = Cu% + ((Au g/t*18.98)+(Mo g/t*.01586))/29.76.The 0.6% CuEq cut-off is highlighted as the base case resource for underground bulk mining.

15	MINERAL RESERVE ESTIMATES

The Entrée-OT LLC Joint Venture Property Mineral Reserve is contained within the Hugo North Block Cave Lift 1. The mine design work on Hugo North Lift 1 was prepared by Stantec for IDP10 was used as the basis for the 2010 Hugo North Underground Mineral Reserve. This work was reviewed by OT LLC and accepted as the basis for the underground mine planning in IDOP. AMC has agreed with this conclusion and has reported the results for the March 2012 Hugo North Underground Mineral Reserve estimate.

Mineral Reserves were first reported in the IDP10 Technical Report June 2010. The Entrée-OT LLC Joint Venture Mineral Reserve is shown in Table 15.1. A reconciliation of the IDP10 and LHTR12 Mineral Reserves is shown in Table 15.2.

Calculation of the underground Mineral Reserve by OT LLC resulted in a rounding up of the Hugo North Lift 1 tonnage on the Oyu Tolgoi licence by 1 Mt to 411 Mt and on the Entrée-OT LLC Joint Venture licence the same tonnage but increased grades.

LHTR12 only considers Mineral Resources in the Indicated category, and engineering that has been carried out to a pre-feasibility level or better to state the underground Mineral Reserve. There is no Measured Resource in the Hugo North Mineral Resource. Copper and gold grades on Inferred Resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $20/t NSR, further mine planning will examine lower shut-offs. The Hugo North Mineral Reserve is on both the OT LLC Oyu Tolgoi licence and the Entrée-OT LLC Joint Venture Shivee Tolgoi licence.

Table 15.1	Entrée-OT LLC Joint Venture Mineral Reserve, 29 March 2012

Classification	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Copper (billion lb)	Gold (Moz)
Proven	–	–	–	–	–	–
Probable	27	79.40	1.91	0.74	1.0	0.5
Total Entrée-OT LLC Joint Venture	27	79.40	1.91	0.74	1.0	0.5

Notes:

•
Metal prices used for calculating the Hugo North Underground NSR are copper $1.80/lb, gold $750/oz, and silver $12.00/oz based on long term metal price forecasts at the beginning of the Mineral Reserve work. The analysis indicates that the Mineral Reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•
For the underground block cave, all material within the shell has been converted to Mineral Reserve this includes low grade Indicated material and Inferred material  assigned zero grade treated as dilution.

•	Only Indicated Resources were used to report Probable Reserves.

•
The base case financial analysis has been prepared using current long term metal price estimates of copper $2.85/lb, gold $1200/oz, and silver $16.60/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

•	The Mineral Reserves are not additive to the Mineral Resources.

•
EJV is the Entrée Gold Joint Venture. The Shivee Tolgoi and Javhlant licences are held by Entrée Gold. The EJV Shivee Tolgoi  and EJV Javhlant Licences are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

Table 15.2	LHTR12 and IDP10 Probable Mineral Reserve Comparison

Estimate	Ore (Mt)	NSR ($/t)	Cu (%)	Au (g/t)	Copper (billion lb)	Gold (Moz)
IDP10	27	55.57	1.85	0.72	1.0	0.5
LHTR12	27	79.40	1.91	0.74	1.0	0.5
Difference	0	23.83	0.06	0.02	0.0	0.0

Notes:

•	IDP10 Mineral Reserves have the effiective date 11 May 2010.

•	LHTR12 Mineral Reserves have the effective date 29 March 2012.

•
Metal prices used for calculating the LHTR12 Hugo North Underground NSR are copper $1.80/lb, gold $750/oz, and silver $12.00/oz based on long term metal price forecasts at the beginning of the Mineral Reserve work.

•
Metal prices used for calculating the Hugo North Underground NSR are copper $1.50/lb, gold $640/oz, and silver $10.50/oz based on long term metal price forecasts at the beginning of the Mineral Reserve work.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•
For the underground block cave, all material within the shell has been converted to Mineral Reserve this includes low grade Indicated material and Inferred material assigned zero grade treated as dilution.

•	Only Measured Resources were used to report Proven Reserves and only Indicated Resources were used to report Probable Reserves.

•	The Mineral Reserves are not additive to the Mineral Resources.

•
EJV is the Entrée Gold Joint Venture. The Shivee Tolgoi and Javhlant licences are held by Entrée Gold. The EJV Shivee Tolgoi  and EJV Javhlant Licences are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.

Figure 15.1	IDOP Reserve Case Mining Areas

Figure 15.2	Hugo North Lift 1 Block Cave Plan
The Hugo Dummett underground deposit will be mined by block caving, a safe, highly productive, cost-effective method. The deposit is comparable in dimension and tonnage to other deposits currently operating by block cave mining elsewhere in the world. The mine planning work has been prepared using industry standard mining software, assumed metal prices as described above and smelter terms as set forth in the IDOP Technical Report. The estimate was prepared on a simplified project analysis pre-tax basis.

To ensure that Inferred Resources do not become included in the Mineral Reserve estimate, copper and gold grades on Inferred Resources within the block cave shell were set to zero and such material was assumed to be dilution. The block cave shell was defined by a $20/t NSR, further mine planning will examine lower shut-offs. The Hugo North Mineral Reserve is on both the OT LLC Oyu Tolgoi licence and the Entrée Joint Venture (Entrée-OT LLC Joint Venture) Shivee Tolgoi licence.

15.1	Key Mining Assumptions

The Mineral Reserves were estimated by AMC. Key assumptions are summarized below; other assumptions are documented in the IDOP Technical Report:

•
Metal prices used for calculating the Hugo North Underground NSR are copper $1.80/lb, gold $750/oz, and silver $12.00/oz based on long term metal price forecasts at the beginning of the Mineral Reserve work. The analysis indicates that the Mineral Reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•	For the underground a footprint cut-off of $20 /t NSR and column height shutoff of $20/t NSR to maintain grade and productive capacity.

•
For the underground block cave, all material within the shell has been converted to Mineral Reserve this includes low grade Indicated material and Inferred material assigned zero grade treated as dilution.

•
The base case financial analysis has been prepared using current long term metal price estimates of copper $2.85/lb, gold $1200/oz, and silver $16.60/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

•
EJV is the Entrée –OT LLC Joint Venture. The Shivee Tolgoi and Javhlant licences are held by Entrée. The EJV Shivee Tolgoi and EJV Javhlant Licences are planned to be operated by OT LLC. OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth. The Mineral Reserves are not additive to the Mineral Resources.

•	The Mineral Reserves are not additive to the Mineral Resources.

•	The Mineral Resource block models used for reporting the Mineral Reserves were the models reported by QG in the Mineral Resource section of IDOP Technical Report.

•	Only Indicated Mineral Resources have been converted to Mineral Reserves.

•
The processing schedule philosophy adopted for the mine planning work assumes feeding the open pit ore into the plant at an elevated cut off grade and stockpiling low grade material for later treatment. This philosophy provides some insulation against metal price cycles and reduces the risk that the Mineral Reserve size is overestimated.

15.1.1	US SEC Industry Guide 7

The Mineral Reserve reported for NI 43-101 is also applicable for reporting the Ore Reserve under the US SEC Industry Guide 7. AMC estimated the Oyu Tolgoi Mineral Reserves for the NI 43-101 IDOP Technical Report March 2012 which is based on pre-feasibility study work. The definitions of the Mineral Reserve classifications under NI 43-101 are the Canadian Institute of Mining (CIM) Definition Standards - For Mineral Resources and Mineral Reserves, Prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council on 11 December 2005. The definitions below are quoted from the CIM Definition Standards – For Mineral Resources and Mineral Reserves, page 5.

After consideration of guidelines and other information regarding the declaration of Reserves for the United States Securities and Exchange Commission (USSEC) reporting, AMC considers that the IDOP Technical Report is suitable for declaring a Reserve as defined in US Industry Guide 7.

Documentation underlying Mineral Reserves determined in accordance with Industry Guide 7 generally includes the following:

•	A "final" feasibility study.

•	Utilization of the historic 3 year average price for the commodity that expected to be mined in determining economic viability.

•	Primary environmental analysis has been submitted to government authorities.

15.1.2	Bankable Study

The IDOP Technical Report is based on the technical, production and cost information contained in the OT LLC study titled Integrated Development and Operations Plan (IDOP). IDOP was completed by the Rio Tinto appointed management of OT LLC in March 2011 as the basis for the proposed project financing.

Ivanhoe has reported that on 18 March 2012, the Ivanhoe Board of Directors approved a conditional comprehensive financing plan. The financing plan contains three principal elements: project finance, bridge finance and equity.

Ivanhoe is in an advanced stage of discussion with a core lending group of financiers for a a $4.0 billion project-finance facility. The core lenders group is comprised of European Bank for Reconstruction and Development, Export Development Canada, International Finance Corporation, BNP Paribas and Standard Chartered Bank. USEx-Im Bank and its adviser, Standard Bank, the World Bank Group’s Multilateral Investment Guarantee Agency and the Australian Export Finance and Insurance Corporation recently joined the lender group Ivanhoe has indicated to AMC that the lenders have received a report from an independent engineering asssessement that indicates IDOP is suitable to support the technical for consideration of the project financing. Ivanhoe has indicated that its objective is to sign loan documentation in Q3 2012. AMC therefore considered it reasonable to conclude that the bankable study test in US SEC Industry Guide 7 has been met.

15.1.3	Test Price for Commodities

The base case financial analysis has been prepared using current long term metal price estimates of:

Copper	$2.85/lb

Gold	$1200/oz

Silver	$16.60/oz.

The 2005 SME Guide Section 53 describes how the Test Price for commodities should be applied.

"If a Mineral Reserve is reported using a price lower than the test price, the forward-looking discounted cash flow must be positive, and the Reserve Sensitivity Test (based on an undiscounted cash flow) need not be performed. When applicable, a statement should be made that a Reserves Sensitivity Test was completed, or that such a test was not applicable."

The metal prices for the previous 3 years, their average and the metal prices used for the Mineral Reserve estimates are shown in Table 15.3. The only metal price that is higher than the three year average is the forecast silver price. The three year average silver price is $13.69/oz Ag and the forecast price is $16.60/oz Ag. The sensitivity analysis using the 3 year averages shows the Entrée after tax NPV8 of US$150 M  compared to the base case US$129 M. The results are improved compared to the base case financial analysis, as the averages for the copper and gold prices are higher. This indicates that the Mineral Reserve is still valid at the 3 year average prices.

Table 15.3	Metal Price Summary

Year Ended	Cu ($/lb)	Au ($/oz)	Ag ($/oz)
2009	2.34	972	12.74
2010	3.42	1,225	15.44
2011	4.00	1,572	12.89
Average	3.25	1,256	13.69
Reserve NSR	1.80	750.00	12.00
Base Case Financial Analysis	2.85	1,200.00	16.60

15.1.4	Primary Environmental Analysis Submission

The 2007 SME Guide Section 56 describes how the permitting and legal requirements of US SEC Industry Guideline 7 should be applied. It indicates that:

"To demonstrate reasonable expectation that all permits, ancillary rights and authorizations can be obtained, the reporting entity must show understanding of the procedures to be followed to obtain such permits, ancillary rights and authorizations. Demonstrating earlier success in getting the necessary permits can be used to document the likelihood of success."

Based on the understanding of the procedures and the history of permitting, it is considered reasonable to assume that the final environmental permitting will be granted without resulting in a change to the Reserve.

Holders of a mining licence in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law. These obligations include preparation of a Detailed Environmental Impact Assessment (DEIA) for mining proposals, submitting an annual environmental protection plan, posting an annual bond against completion of the protection plan and submitting an annual environmental report.

OT LLC has posted environmental bonds to the Mongolian Ministry for Nature and Environment and Tourism (“MNET”) in accordance with the Minerals Law of Mongolia for restoration and environmental management work required for exploration and the development work undertaken at the site. OT LLC pays to the Khanbogd Soum annual fees for water, sand/gravel and land usage.

OT LLC has, through qualified independent consultants, prepared a DEIA for the Project consisting of three main volumes (as per instructions from the MNET), comprised of the following:

•	Volume I: Oyu Tolgoi to Gashuun Sukhait Road (the “OT-GS Road”)

•	Volume II: Gunii Hooloi Borefield

•	Volume III: Mining and Processing Facilities

Additional separate volumes have been prepared for select facilities, including the Raw Water Supply Pipeline, Temporary Airport, Permanent Airport, Chemicals and the Umdai River Diversion. Internally, an additional volume has been produced for the Coal Fired Power Plant.

Both environmental and social monitoring activities are ongoing for the Project. The revised Environmental Social Impact Assessment (ESIA) is planned for completion in April 2012 to International Finance Corporation and European Bank for Reconstruction and Development standards.

The environmental baseline assessment for the project was prepared by drawing upon the wide range of internal and independent studies that have been prepared since 2003. The existing information was reviewed and assessed for accuracy, consistency and validity. Where additional environmental baseline data became available in 2010 before the draft ESIA was produced, these were incorporated into the ESIA. Further data collection studies have been commissioned and started and commitments have been made in the corresponding management plans to ensure that collection of baseline data continues to improve and that the results of ongoing monitoring will be integrated into updated and revised management plans and procedures.

The baseline chapters presented in the ESIA are, necessarily, a summary of an extensive body of research and assessment that has been ongoing over many years.

15.2	Mongolian Commercial Minerals

Mongolia has its own system for reporting Mineral Reserves and Mineral Resources. OT LLC has registered a Mineral Reserve with the GOM. The system is based on a review by Mongolian experts in a number of disciplines. A significant difference between the Mongolian system and 43-101 is that, under the Mongolian system, resources and reserves are not valid until registered by the GOM. A committee of Mongolian experts examines a report prepared by the Owner using a set of guidelines and then, based on a consensus of nominated experts, a recommendation is made to the Minister for Mineral Resources and Energy. The recommendation to the Minister states the resources and reserves and any conditions. The Minister then issues an order registering the resources and reserves.

The reports examined by the experts must be in Mongolian language. OT LLC national staff and Mongolian consultants prepared the report under supervision of OT LLC personnel on secondment from Rio Tinto. The Mongolian Reserve included 43-101 Inferred Mineral Resource and is similar to the IDP10 Life of Mine (Sensitivity) Case. The Mongolian Reserve and IDP10 were prepared at different times and with different metal price assumptions for the analyses.

The Minister issued an order on 10 July 2009. OT LLC prepared the following translation of the order.

“Order Of The Minister For Mineral Resources And Energy, July 10, 2009, No. 167, Ulaanbaatar

On acceptance and registration of the revised reserve estimation of Southern Oyu deposits and the reserve report of Hugo Dummett deposits and Heruga deposit.

Pursuant to Article 48.4 of the Minerals Law, Clause 8, 9 and 14.2 of the Minerals Council Charter, and the Conclusion #15-01 of the Minerals Council extended meeting #15 held on 1 July 2009, it is resolved that:

●
One. Revised Mineral Reserve estimation of Southern Oyu deposits, and Mineral Reserves of Hugo Dummett deposits and Heruga deposit in 2000-2008 exploration work report by Ivanhoe Mines Mongolia Inc LLC in Khanbogd soum, Umnugobi aimag are accepted as in the attachment to Conclusion summary #15-01.

●	Two. Geological Research Centre (U. Borchuluun) is authorized to register the reserves quantity accepted under the Article 1 of this Order in the state minerals reserve inventory.

●
Three. In relation to registration of revised Mineral Reserve of Southern Oyu deposits, the following copper and gold reserves of Southern Oyu to be mined with open pit operation registered in the state minerals reserve inventory with Conclusion #16-01 of the Minerals Council meeting #16 held on 30 July 2007 shall be removed from the state minerals reserve registration: 127 Mt ore or 0.658 Mt copper metal and 88.1 tonne gold in Measured (A) class, 803 Mt ore or 3.371 Mt copper metal and 148.3 tonne gold in Indicated (B) class.

●	Four. Ivanhoe Mines Mongolia Inc LLC and MRAM (D. Batkhuyag) are assigned to implement the resolved issues in the Conclusion #15-01 of the Minerals Council extended meeting held on 1 July 2009.

●
Five. Ivanhoe Mines Mongolia Inc LLC is hereby assigned to submit exploration report and field study materials in electronic format (data CD) to Geological Information Center, within 5 working days from the Conclusion of the Minerals Council meeting and the Resolution by Minister of Mineral Resources and Energy issued in relation to it.”

16	MINING METHODS

16.1	Open Pit

AMEC Minproc prepared the open pit study work used for IDP10. The open pits are on the Southern Oyu deposit on the Oyu Tolgoi licence and support the open pit Mineral Reserve. AMEC Minproc concluded that the pit stages are considered adequate for this study but will require further optimization in the next stage of the project to bring the optimization in line with the latest models and inputs. Further details of the Southern Oyu open pits are provided in the IDOP Technical Report March 2012 on www.sedar.com.

16.2	Underground Geotechnical

16.2.	1Introduction

This report is based on the prefeasibility geotechnical report issued in IDP10. It also discusses some of the new information based on the confirmatory tunnel. However, no new analysis was conducted for this 2012 update. New geotechnical information should be analysed in the next stage of the mining study.

Before underground exposure was available a comprehensive drillhole database had been compiled, and basic geotechnical analyses including fragmentation, cavability, and subsidence had been conducted. It was concluded that the main areas of uncertainty were in:

•	In situ stress assessment character and behaviour of large-scale structures.

•	Rock mass behaviour as a reaction to excavations at depth.

•	Lack of geotechnical information from northern sector of the orebody.

•	Lack of hydrogeological information.

With respect to these points, it was stated that information based only on the drillholes could not reduce the uncertainty in data analyses and that it would be prudent to expose the rock mass underground.

Drillholes specifically for geotechnical purposes have been drilled since 2005. Drillholes covering the northern sector were completed, Shaft No. 1 has been sunk to 1,300 m below the surface, and comprehensive stress measurements from several depth horizons and locations in the tunnel have been successfully completed. SRK published its “Geotechnical Study Update” in October 2009 as part of IDP10.

In summary, the following was concluded:

•	There is reasonable correlation between the estimated stress conditions and the results of actual stress measurements at various depths.

•	There is reasonable confirmation of the ground conditions predicted from the drill core, for at least lithology exposed to date.

•	New geotechnical drilling information more or less confirmed previous rock mass assessments, although there was a light shift toward less competent rock mass in some units.

•	The shaft exposure indicated more-or-less dry conditions. The possibility of significant water inflow from the large-scale structures cannot be eliminated.

•
The stress versus rock mass strength ratio is relatively high, and the in situ stress in approximately 80% of the rock mass is estimated to be close to or exceed the rock mass strength. This unfavourable situation will need to be mitigated by comprehensive support design and by well-designed and -executed undercutting of the orebody. Mining-induced stresses will likely exacerbate this issue.

•
The structural model was reviewed and further developed by Pope (2010). One of the more significant consequences of the changes in the new resource and structural models is the change of initiation point from east to west.

•
Re-analyzed fragmentation and cavability yielded similar results to the 2005 study. Consequently, the current mine design criteria did not change materially. In September 2010, as a result of additional fragmentation and draw geometry work done by OT LLC Geotechnical engineers, OT LLC decided to reduce the drawpoint spacing from 15 x 15 m to 14 x 14 m.

The underground confirmatory tunnel (termed the characterization drift) planned to transect the orebody at approximately 1,300 m below the surface is underway and has already provided valuable information for the geotechnical assessment and analyses. The comprehensive ground control and monitoring program jointly designed by OT LLC, SRK, and third-party consultants is providing information about ground behaviour and the character of the rock mass and large-scale structures.

16.2.2	Geotechnical Data

Geotechnical data collection for the Hugo North deposit is based on geotechnical logging resource delineation, geotechnical drillholes, and geotechnical mapping from the Hugo North Shaft No. 1 and drives completed by 2009. The geotechnical work consists of the following:

•	The intact testing database was updated with strength data collected between 2005 and 2007. The database now contains 613 UCS tests (cf 272 in 2005). Memorandum issued by OT LLC in November 2007.

•
In situ stress testing using CSIRO HI Cells was completed on six levels in Shaft No. 1 during sinking by Mining Measurement Services (MMS). These data are summarized by AMC Consultants Pty Ltd (AMC) in the report “Hugo North Shaft No. 1 – Summary of Rock Stress Measurements” (Appendix 10.4.4 of IDP10).

•
The orientated geotechnical core log summary by OT LLC was a reworking of the pre-2005 orientation data and included holes drilled since 2005. The summary also included a statistical treatment of fracture frequency and RMR data for geotechnical domains at Hugo North. This memorandum was received in draft form in January 2008.

The conclusions of this work were used in the updated fragmentation, cavability, and mine design criteria analyses.

16.2.2.1	Geology and Orebody Geometry

The current geological and orebody model of the Hugo North deposit is best characterized in “Oyu Tolgoi Project, Mongolia Integrated Development Plan” by AMEC Ausenco Joint Venture from July 2005.

The lithological model is based mainly on drilling data and to some extent on mapping of the exploration block. The host rock geology is illustrated in Figure 16.1.

Figure 16.1	Geology in the Vicinity of Hugo North Orebody (SRK 2009)

The main units within the area affected by the Hugo North cave (from youngest to oldest) are listed below.

Carboniferous:

•	Basaltic lava flows, minor intercalated breccia and tuff (BasL).

•	Basaltic lapillic tuff (Bat).

•	Basaltic andesite lava flows (AndL).

•	Volcanic sandstone, carbonaceous siltstone, sandstone, and conglomerate.

•	Andesitic ash flow tuff (AndIgn).

Devonian:

•	Basaltic flow breccia and derived coarse volcaniclastics (unit L).

•	Carbonaceous shale and laminated siltstones, conglomerates, and sandstones.

•	Dacitic block ash tuff (Vbx).

•	Dacite ash flow tuff (ignimbrite) units (Ign).

•	Augite Basalt flow and related breccias (Va).

A wide variety of felsic to mafic dykes is found throughout the exploration block and in drillholes. Post-mineral dykes comprise basalt (Ba), rhyolite (Rhy), hornblende-biotite andesite (HiBiAnd), and most importantly biotite granodiorite (BiGd) intrusive units. The granodiorite and basalt dykes were modelled explicitly as 3D solids interpreted and simplified based on the available drillhole intersections. The property also contains variably altered and mineralized porphyritic quartz monzodiorite (QMD) dykes that may be genetically related to the copper-gold porphyry systems.

The Hugo North orebody forms the northern extension of the Hugo Dummett deposit, which lies north of latitude 4,766,400N. The separation between Hugo South and North is considered to be the 110 Fault. Hugo North extends in the Ivanhoe–Entrée Gold Joint Venture property, referred to as Shive Tolgoi (Lookout Hill). The Hugo North deposit has been drill tested to 625 m north of the Ivanhoe–Entrée Gold JV property boundary, onto an area of Lookout Hill known as Copper Flats.

The Hugo North orebody strikes generally N 28.5° W, with the zone plunging to the northwest. Its current base, as defined by the northern-most drilling, is near the -400 m elevation, 1,600 m below surface. The total width of the zone across all grade shells varies along strike from 200 m to more than 500 m. The mineralization dips generally to the east from as low as 40° to as high as 80° but is generally above 60°.

16.2.2.2	Structural Assessment

The structural characterization of the Hugo North orebody is based on a structural model developed by LGSI consultants and on a geotechnical structural assessment compiled by OT LLC based on geotechnical drillhole data.

The most comprehensive description of the large-scale structures is in P. Lewis’ report “Structural Model for the Hugo Dummett Deposit” from July 2004 and in “Revised Fault Interpretation for the Hugo Dummett North Deposit,” April 2006.

The most comprehensive analysis of the orientated drill core from Hugo North is presented in OT LLC (P. Voulgaris), “Hugo North 2007 Logging Study” January 2008. The Entrée Gold data summary were compiled in January 2006 (P. Voulgaris) “Entrée Joint Venture Geotechnical Data Review,” for all resource drilling completed up to December 2005 (IDP10 Appendix 10.4.2).

Large-Scale Structures

Several large-scale faults throughout and in the vicinity of the Hugo North orebody were interpreted and explicitly modelled in 3D (Figure 16.2). Most of them are interpreted as steeply dipping. Based on the geotechnical core logging; however, a number of intersections of poor quality ground could be attributed to large-scale structures that are not explicitly modelled (Figure 16.3). This view is supported by LGSI and by OT LLC data analyses (see Lewis 2006 cited above).

For cavability and mine development strategy, the most important structures currently modelled are faults bounding the orebody. In addition to the steeply dipping structures, there appear to be a significant number of moderately and shallow-dipping faults that will play an important role in the cavability assessment.

Biotite granodiorite dykes form another system of “large-scale structures” that could have geotechnical significance. One of the key objectives of confirmatory tunnel (characterization drift) is to verify character of large-scale structures. Example of two types, localized fractured zone and large-scale fault zone, is illustrated in Figure 16.4. The new structural information will be analysed in the next stage of the study.

Figure 16.2	RL 200 Plan of the Hugo North Deposit with Major Structures Highlighted

Figure 16.3	Isometric View (looking north-east) showing Amount of Faulting Logged from Core (SRK 2009)

Figure 16.4	Localized Fractured Zone (left) and Large-Scale Fault Zone (right) from Drillhole EGD 104A (depth 1,330 m and 1,503 m)

16.2.2.3	Small-Scale Structures

Several types of small-scale structures have been identified in the Hugo North orebody (joints, bedding planes, veins). OT LLC compiled a summary of these small-scale structures based on current drill core logs in March 2005, which are reworked in January 2008 (IDP10 Appendix 10.4.1).

It is apparent that most of the materials within the economic limits of the orebody could be characterized as jointed rock mass with at least four to five joint sets. Both strong (stepped rough) and weak joints has been encountered (Figure 16.5) but typically joint conditions are undulating smooth.

In general, the stereographic analysis of orebody domains (BiGd, IGN, QMD, VA) completed in 2008 shows good comparison of joint sets observed in the 2005 geotechnical review. Joint sets considered to be of “high” and “moderate” confidence (2005) are primarily represented.

Figure 16.5	Slickensided but Undulating Joint and Rough Stepped Joint Surface Drillhole EGD 119, Approximately 1,030 mRL

Underground Mapping

Underground mapping was carried out in the QMD (Shaft No. 1 from 500 to 1,300 m below surface and on the 1300 Level) and BiGD (shaft 50–500 m depth; 1,165 mRL) domains. These data are presented within the 2008 OT LLC Geotechnical Logging Summary (IDP10 Appendix 10.4.1). Mapping continues to be done through the characterization drift and other development on various levels and data will be analyzed in DIDOP.

QMD Domain

Comparison of the QMD joint orientation data shows a good representation of major subvertical to vertical joint sets in both the drillhole and mapping stereonets; random (or possibly less-persistent) joint sets appear to scatter the data in the drillhole analysis. This scatter is possibly a result of data collection over significant horizontal and vertical intervals through the domain, compared to the geotechnical mapping data that have been collected on the 1300 Level only.

Orientated core study undertaken in 2005 identified subhorizontal sets that have not been seen in the Shaft No. 1 mapping or in the 1300 Level development. Nor were they identified the 2008 reworking of the orientated core logs. The 2005 orientated data were predominately limited to holes drilled east to west at 60°, and greater weighting was placed on flat sets in that study. The addition of the geotechnical holes drilled north to south increases confidence in the 2008 results, and the horizontal sets are more random in their distribution.

The main feature to note in Figure 16.6 is the steeply dipping set to the north-west. These sets are parallel to the Rhyolite Fault, a deposit-scale fault, and suggest that local joints will be controlled by proximity to the large-scale structures.

BiGd Main Domain

Mapping data collected from Shaft No. 1 through the BiGD main domain show generally good comparison to oriented data collected from drillholes. It should be noted that a clear bias has developed in the drillhole data, with an under-representation of southerly dipping joint sets (Figure 16.7).

Figure 16.6	Stereonets of Poles from QMD Domain Showing Comparison of Joint Sets (SRK 2009)

Note: 2008 Level 1300 mapping (lower left); 2008 combined mean orientation from drillholes (lower right).

Figure 16.7	Stereonets of Poles from BiGD Main Domain Showing Under-represented Southerly Dipping Joint Sets in Oriented Core Data

Note: 2008 combined mean orientation from drillholes (left); 2008 shaft mapping 50 to 500 m depth (right).

16.2.2.4	Rock Mass Characterization

Rock mass characterization includes an assessment of all the parameters that will affect the rock mass competency. For most assessment, the rock mass is treated as a continuum transected by large-scale structures (discontinuum) that are assessed separately. Laubscher’s Rock Mass Rating system was applied to determine rock mass competency.

16.2.2.5	Drill Core Logging

As mentioned previously, all geotechnical logging was conducted by OT LLC staff and methodology and results were consulted with SRK. In total, geotechnical data from 89 drillholes were used.

16.2.2.6	Laboratory Testing

The intact, joint shear, and tri-axial testing completed to date were summarized by OT LLC in November 2007 (IDP10 Appendix 10.4.3). The comparison of average values for all domains is illustrated in Figure 16.8.

Figure 16.8	Average UCS Values for all Lithologies for 2004 (UCS Uncorrected) and 2007 (UCS50)

Note:
The mean values of BiGd, Ign, Qmd, and Va lithologies are approximately 145 MPa, 130 MPa, 113 MPa, and 122 MPa, respectively. It should be noted that the laboratory values represent the upper strength of the possible values for individual rock types. Due to the highly veined nature of the Ign and Va units, they are under-represented in the strength data.

16.2.2.7	Underground Mapping, Drilling, and Instrumentation

The main objective of the characterization drift program was to provide access for underground mapping, sampling, instrumentation, and drilling to investigate the geotechnical and geological situation in more detail than could be done from the surface. The underground development addressed, in the SRK 2009 report was in Hugo South, a different structural block than the Hugo North orebody.

Comparison of mapping and drilling results to date subsequent to the SRK 2009 report have shown no significant variation from the structural situation predicted from the surface drilling.

Results to date have provided Itasca and SRK enough information to calibrate their 2D and 3D models and verify drift dimensions, pilar sizes, and ground support requirements at the PFS level.

16.2.2.8	Geotechnical Domain Model

The preliminary geotechnical model was evaluated in 2005 using statistical spatial analyses (Leapfrog software). It was concluded that data were insufficient for such analyses at that time, but the validity of this technique for base case geotechnical domain construction should be evaluated when all the data are available and anisotropy of the deposit is known.

On the basis of intact rock strength, joint orientations and conditions, and RMR, the geotechnical domain model is primarily the lithological model. The following domains are currently applied:

Within the Hugo North cave zone:

•	QMD – the main mineralized intrusion; will be the predominate unit/domain in the undercut and extraction levels.

•	VA – highly fractured unit stoped out by the QMD.

•	IGN – highly fractured unit with dickite (low friction) as the dominate joint infill.

•	Central – the Devonian units above the Ign, between the bounding faults: West and East BAT, North Boundary, and 110 Faults.

•
BiGd Feeder – the relatively thin granodiorite dykes that appear to be the feeds for the main BiGd at higher levels. The BiGd feeders will be encountered in the undercut and extraction levels. This shows different joint orientations than in the BiGd main body.

•	BiGd Main – the main mass of the granodiorite dyke in the higher levels of the cave.

Within the Hugo North subsidence zone:

•	North – the Devonian and Carboniferous units between the North Boundary Fault and the West BAT fault at the north end of Hugo North

•	North Granodiorite – the large Carboniferous granodiorite intrusion to the north of the North Boundary Fault

•	West Carboniferous – the Carboniferous units to the west of the West BAT Fault

•	West Devonian – the Devonian units to the west of the West BAT Fault

•	East – the Devonian and Carboniferous units to the east of the East BAT Fault. They have not been separated because of the sparse amount of data.

The same domains were applied in the January 2006 summary of the Entrée Gold geotechnical logging from the resource drilling. This does however, show that the jointing is significantly different within the Hugo North cave zone to warrant a lateral domain boundary approximately where Hugo North turns to strike north-east.

Underground mapping experience so far suggests that there will be geotechnical subdomaining in lithological units but on a smaller scale than could be interpreted from current drillholes.

16.2.2.9	Stress Assessment

Stress information has been compiled by AMC. Several stress measurements and estimates have been completed in the past, but CSIRO HI Cell Overcoring tests during shaft construction and in lateral development on the 1300 mRL level are considered the most reliable.

The main aims of the Shaft No. 1 measurements were to provide a good depth versus stress relationship and confirm the major principal stress direction.

The information provided by AMC in January 2008 (by email) was used for fragmentation analyses. AMC made the following comments:

•	The measured major and intermediate principal stress magnitudes are slightly lower than the previous “most likely thrust regime” estimate by AMC.

•
The current understanding is that major principal stress σ1 has a bearing of 050° (approximately in the north-easterly direction), dip of 00° (possible dip to the north-east), with a magnitude [MPa] of 0.052 x depth.

•	Intermediate principal stress σ2 has a bearing of 150° (approximately south-east), with a dip of 00° and a magnitude [MPa] of 0.033 x depth.

•	Minor principal stress σ3 has a bearing of 050°, dip of 90°, and a magnitude [MPa] of 0.027 x depth.

•	As previously suggested in AMC’s stress estimate report, the measurements indicate that a more complex/non-linear depth versus stress relationship is possible (and horizontally away from Shaft No. 1).

•	It is assumed that at the proposed production horizons the major principal stress is approximately twice the vertical stress.

•	The orientation of the principal stresses from the six CSIRO HI cell sites correlates well with the observed borehole breakout but does not match the WASM AE orientations.

•	It is understood that further rock stress measurements are planned for the 1,300 mRL Level to provide lateral information about the Oyu Tolgoi stress field and its relationship with structures.

The complete AMC report was received in the end of February 2010 and is included in IDP10 Appendix 10.4.4.

16.2.2.10	Hydrogeology Assessment

A preliminary hydrogeological assessment was completed by Aquaterra Consultants conclusions are presented in a technical memorandum dated 7 December 2004 and updated in November 2007. The groundwater model was developed using MODFLOW-96 to simulate a 35 year schedule for two scenarios of mine workings development. The approach to model the setup is reasonable and generally provides as much detail as can be expected at this level of study.

Two sets of dewatering predictions are given for each development scenario, one with and one without the effect of subsidence on bedrock vertical hydraulic conductivity. Predicted dewatering rates rise as more workings are installed and are significantly greater for simulations of major subsidence, with maximum inflow rates approaching or exceeding 100 L/s for all scenarios. This indicates a very dry mine. However, these results will be controlled to a significant degree by the distribution of hydraulic conductivity. The limitations to the equivalent porous media approach were not discussed.

To proceed with the model any further, more detailed data such as modelled head distributions over time would be required. Also, the limitations of using MODFLOW-96 in modelling mine dewatering inflow in very low permeability (K) environments may be an issue for a detailed assessment. Drilling and development of the characterization drift as at July 2010 have not shown any significant water inflows.

16.2.3	Cavability Assessment

16.2.3.1	Background

Cavability is defined as a continuous failure of the rock mass until all void space is filled with broken rock. Once draw continues, failure in the cave back continues to propagate. It is important to recognize that sustainable cave is not the same as a rock mass collapse.

Main parameters influencing cavability are:

•	Rock mass competency.

•	Large-scale structures (those not included in the rock mass).

•	In situ stress (orientation and magnitude).

•	Induced stress (mainly influenced by the direction of undercutting and rate of caving).

•	Excavation geometry.

Detail descriptions of these parameters are provided in the SRK 2005 report.

16.2.3.2	Approach

The cavability of the rock mass is one of the fundamental issues for the current mining method. Two principal techniques used in the industry to investigate the cavability of the rock mass: an empirical method and a method based on numerical analysis. In the context of the Hugo North orebody geometry and level of investigation, Laubscher’s empirical method was selected.

The cavability is usually not a major problem on most caving operations because the orebodies are so large that the hydraulic radius of the footprint greatly exceeds the caving hydraulic radius (such as Hugo North). In these cases, it is usually only a question of how large an area is required to meet the initial production requirements. The bulk of the tonnage mined from block caving mines comes from the lateral extension of the cave. For orebodies where the hydraulic radius of the caving envelope is limited, several different approaches are typically required in deciding on the cavability.

Both current methods, empirical and numerical, must be treated as guidelines to place the deposit in the right “ballpark.” Because of the complexity of the geology and disturbing forces acting in the cave, it is not possible to obtain precise numbers and a sensitivity analysis must be conducted.

16.2.3.3	Input Data

As mentioned previously, the cavability of the rock mass is mainly driven by the rock mass competency (RMR) and by the disturbing forces: stress in deeper caves and by gravity closer to the surface. It is therefore important to apply mining adjustments to basic RMR values.

Laubscher’s method allows adjustments for stress, joint condition, water, weathering, and blasting. In the case of Hugo North only stress and joint orientation adjustments were applied. The weathering adjustment is applicable only to the upper, clay-rich weathered horizon. The RMR numbers were adjusted 95% for joint orientation and 90% to 97% for stress depending on depth. The RMR values for major rock types used for mining adjustments are shown in Figure 16.9.

Figure 16.9	RMR and MRMR Values for Major Rock Types, Caving Periods, and Resultant Hydraulic Radius

16.2.3.4	Results for Hugo North

The range of the MRMR values for QMD (representing the major lithology of the orebody) and for sediments (hanging wall) were plotted against both 1990 and 2000 stability graphs (Figure 16.10).

Based on current data the hydraulic radius to initiate and sustain caving of the rock mass is approximately 20 to 23 m for the median values (5, 10, 15, and 20 year caving shapes) for QMD, Va, and Ignibrite units. This represents an area of 80 x 80 m to 90 x 90 m. The upper quartile HR values are 20 to 25 m and the lower quartile values 17 m to 20 m. Values for the QMD and Va represent most of the orebody.

Large-scale structures such as faults and shear zones will influence cavability. Geotechnical core logging indicated that such features are present in the Hugo North orebody. The large-scale structure adjustment was introduced in Laubscher’s classification in 2000 and is considered to be conservative due to the lack of case studies available to date. Applying such an adjustment will further reduce the hydraulic radius by approximately 5% to 10%.

The footprint dimension of the Hugo North orebody at the base of the proposed undercut level is approximately 200 m x 1,200 m. This is equal to a hydraulic radius (HR) of 86 m. The footprint for the Entrée part of the orebody is approximately 150 m x 700 m, resulting in an HR of 62.

Figure 16.10	Cavability Assessment Using Laubscher’s 1990 and 2000 Stability Graphs

Even if the critical span criterion to assess cavability were to be used for analysis, the width in the narrowest area of the orebody is at least 150 m, resulting in an HR of 38. The HR in the current footprint, including the Entrée part of the orebody, is sufficient to initiate and sustain caving.

16.2.4	Subsidence Modelling of Hugo North

16.2.4.1	Background

Several subsidence predictions for the Hugo North caving have been completed in the past. Initial subsidence predictions were based on Laubscher’s empirical approach. In 2005 SRK developed 2D FLAC analyses on selected sections and in 2008 Itasca undertook full 3DEC modelling.

For the SRK 2009 study, Andre Van As (Rio Tinto Copper Projects) recommended that the subsidence definition developed for the Mass Mining Technology study (MMT) be used. Figure 16.11 illustrates the term definitions.

Figure 16.11	Definition of Subsidence Zone (after MMT – Permission from Rio Tinto)

In 2009, the Itasca-modelled main large-scale interpreted structures were included. Although the complexity of the subsidence models increased as the study progressed, the level of simplification of such models in comparison to “simple” geological interpretation need to be understood; the two sections are compared in Figure 16.12.

The results of SRK`s 2005 2D numerical analyses indicated subsidence angles of between 63° and 75°, depending on the location in the cave. The results of 3DEC analyses, including major faults, indicate that the subsidence shape, and thus angles, is highly sensitive to the faults for assumed fault strength parameters. A plan view of the 3DEC model is shown in Figure 16.13. Itasca concluded that “the model results suggest that the region of large displacement coincides best with the 60° cone, although there are still some large displacements that can extend to the 50° subsidence limit (Figure 16.14).

As discussed above, the current structural model is based primarily on drilling information and large-scale structures; intermediate and small-scale structures are not included.

SRK preliminary guidelines based on empirical design and simplified FLAC 2D sections recommend siting important structures no less than 60° from the footprint. The result of Itasca’s model support this conclusion.

Figure 16.12	Subsidence Modelling Compared to “Simple” Geological Interpretation

Figure 16.13	Plan View Illustrating 3DEC Model with Simplified Faults (Itasca 2009)

Figure 16.14	Subsidence Zone Based on 3DEC Modelling (Itasca 2009)

16.2.5	Fragmentation Analysis

16.2.5.1	Background

The fragmentation and hangup analysis for the Hugo North deposit was carried out using the Block Cave Fragmentation (BCF) software. Input data were based on the results of an ongoing geotechnical data collection program as provided (in draft) by OT LLC in January 2007 (IDP10 Appendix 10.4.5). The data contained an assessment of the rock mass properties, joint orientations, and frequencies. Results of the updated laboratory testing program are presented as IDP10 Appendix 10.4.3. Stress measurements were completed using the CSIRO HI Cell Overcoring method. Stress measurement results from AMC are presented in IDP10 Appendix 10.4.4.

The main source of the data was derived from core drilling programs, supplemented by geotechnical mapping carried out in shaft and drive excavations at Hugo North.

The geotechnical domains are based on the lithology types as defined in the geotechnical report. Owing to the inherent variability of rock mass properties and the uncertainty associated with data collected from core drilling, the effect of variations in the key input parameters was evaluated. The results are presented as a range of likely values, with the most likely outcome (based on average/expected parameters) shown for each set of results.

The BCF program uses joint set data, fracture frequencies in coreholes, stress, and rock strength properties to calculate likely fragmentation for various block caving configurations. Factors such as the draw rate, width of caving zone, cave pressure, and drawpoint width are considered. The program is based on empirically derived relationships, largely based on the experience of Dr. DH Laubscher, as well as basic rock engineering principles.

16.2.5.2	Primary Fragmentation Analysis

Primary fragmentation is the fragmentation of the rock as it separates from the surrounding rock in the cave back and falls onto the top of the draw column. The BCF program first calculates primary fragmentation and then uses the results to calculate secondary fragmentation. A number of inputs are required for a primary fragmentation analysis. Those used in the Hugo North assessment are presented below, together with a discussion of assumptions made.

Rock Mass Properties

The rock mass at Hugo North is characterized by through-going fault structures. These structures are expected to result in additional fine materials in the block cave, which can inhibit the secondary fragmentation process in the draw column by providing cushioning between larger blocks. For fragmentation analysis the rock mass strength was described without fault/dyke data. The effect of these structures was included in the analyses as additional “fines” affecting the secondary fragmentation.

The key rock mass parameters are presented in Table 16.1. Joint dip, direction, and condition data were entered as measured averages for all cases.

In addition to these key data, the rock mass contains healed fractures. The effect of healed joints was included in the analyses as part of the rock matrix, resulting in a reduction of rock strength.

BCF simulations were run for a number of different scenarios involving different times, stress scenarios, and cave angles. The various scenario inputs are listed in Table 16.2.

Secondary fragmentation analysis determines how the block sizes reduce in the draw column, as the blocks are drawn down to the drawpoint. The analysis is based on the draw height, which is the distance that a block travels down a draw column from its original position in the cave back to the drawpoint. The secondary fragmentation model inputs are reported in Table 16.3. The values in the “Additional Fines” column were determined based on fracture frequency in ore hole logs.

Table 16.1	Key Rock Mass Parameters – Average Values

Table 16.2	Primary Cave Simulation Inputs

Table 16.3	Secondary Fragmentation Simulation Inputs

Primary Fragmentation Results

The primary fragmentation results for the Hugo North orebody, based on average parameters, are summarized in Table 16.4.

All the domains would be classified as having “Good” fragmentation. Average block linear sizes are less than 1 m (less than 0.25 m3 in volume). Variation of the input parameters showed that the results are sensitive to the joint frequency and joint conditions. The assumed 25% variation in joint frequencies can result in large variations in the block dimensions of the stronger, less-jointed rock types. However, in spite of this variation, the average block linear dimension remains below 1 m. As a general rule of thumb, the maximum linear block size is about three times the average size. This means that the maximum block size expected in any of the rock types will be less than 3 m in length. These results do not differ significantly from the previous fragmentation studies. Given the maximum particle size reported in Table 16.4, IDOP noted that hang-ups would not be expected to be a serious problem after the cave has been initiated. These results do not differ significantly from previous fragmentation studies.

Table 16.4	Tabulated BCF Results for Primary Fragmentation

16.2.6	Mine Design Parameters

This section describes mine design parameters that are directly influenced by the geotechnical constraints. It is an update of mine design parameters from Conceptual Study in the context of 2005 data and supporting studies. For completeness all relevant information from the conceptual study are repeated. The following headings are covered:

•	Mining advance strategy

•	Undercut strategy

•	Layout geometry

•	Ground support

•	Draw height

•	Cave dynamics

16.2.6.1	Mining Strategy

The main geotechnical constraints dictating mining strategy and concept are draw heights, caving envelope geometry, rock mass competency (geotechnical domain model), large-scale structures, and stress orientation.

Caving Method

Several fundamental cave designs have been developed over the years. Grizzly and slusher versus LHD and horizontal versus incline are the most common basic types. Based on cave zone geometry, production flexibility, and the “keep it simple” rule, the standard horizontal LHD panel caving layout is recommended for the Hugo North caving envelope.

Cave Initiation

It is important to determine the number of cave initiation points (based on economics—the desired production rate) and location of the cave initiation points (advancing to weaker or stronger rocks, advancing toward or away from faults, and advancing toward or away from major principal stress). In the context of the large-scale structures (Contact and East Hugo faults), it was recommended that the cave be initiated on the eastern boundary and advance obliquely to the south-east and north-west at approximately 45° to the long axis (Figure 16.15).

As of this update (November 2010), the OT Study group is giving serious consideration to alternate cave initiation points. This is being done because of a better understanding of the structural geology and to better support proposed changes in the mine plan.

Figure 16.15	Original Cave Initiation Point and Direction of Advance. As Mentioned, Because of New Structural Information the Initiation Point can Change to the West

Note: It is recommended that cave be initiated on eastern side of the orebody to prevent formation of large wedges. In south-north direction the initiation point should be selected based on economics.

Cave Advance

The shape of the cavable part of the resource is elongated, and main large-scale structures are believed to be subparallel with the long axis of the cave shape. Two fundamental mining concepts are available: longitudinal and transversal mining advance. Based on the orientation and geometry of large-scale structures, it is recommended that the general mining advance direction be along the long axis of the caving envelope. The characterization drift and geotechnical drilling are intended to provide additional information to better define the large-scale structures and provide information needed to refine the cave plan.

As of November 2010, the OT Study Group has changed the cave advance plan to mine the higher-grade eastern “panel” of the orebody before mining the lower-grade zone against the West Bat Fault on the western side of the deposit. It is also possible that other cave mining arrangements will be evaluated in the next stage of investigation, such as separate panels.

Cave Front Profile

The correct mining concept and strategy are fundamental to successful cave mining. One of the issues is to maintain a correct cave front profile to minimize the amount of time extraction tunnels are in service—wear, consolidation, weathering, etc. Based on known structural and geotechnical model, it is recommended that a cave front profile angle of approximately 45° is appropriate in this stage. This is the approximate cave front profile used in panel caving at Henderson Mine and is also the most “successful” cave front profile based the numerical modelling recently done for a similar orebody.

16.2.6.2	Undercut Strategy

Undercut Type

Three main undercutting techniques are recognized: standard, advanced, and pre-undercut. All three have certain advantages and disadvantages. The advance undercut technique means that the drawpoints and drawbells are developed after the undercut has passed over, so that the abutment stresses are located in the massive rock mass, with only the production drift or the production drift and drawpoint take-offs developed on the production level. Damage to the extraction level is avoided by developing the drawpoints and drawbells in destressed ground. The other advantage of an advance undercut is the good condition of the rock in the brow and the significantly reduced brow wear. In the context of the Hugo North caving envelope, the advanced undercut is recommended. In the absence of detailed numerical modelling it is recommended that a 45° angle be maintained between the undercut front and the drawbell development. It is also recommended that fully supported extraction tunnels with stubs (1 round to be taken) are developed prior to undercutting.

Undercut Profile

Several types of undercut profiles were developed in the past. Principally, two main geometries are used: flat undercut and inclined undercut (crinkle cut). The main reason that the complex shape of an inclined undercut was developed is to shape the major apex over the panel drifts and to prevent formation of “pillars” on top of a flat apex. Factors that must be considered are the frictional properties and the fragmentation of the ore. Low-friction material will move at low angles, whereas high-friction material and coarse material will stack. Several types of inclined undercuts were developed (single- and double-drift types), with and without “anti-socket” drift at the top. Single-drift without “anti-socket” drift means a reduction in undercut development, but does require accurate drilling and blasting or techniques to deal with the pillars that might form at the crest. It is recommended that an inclined undercut profile be used and that one of the “proven” techniques (Freeport, De Beers) be adopted for the prefeasibility design.

Undercut Height

The height of the undercut could influence the fragmentation in the rock masses that are anisotropic (in terms of rock mass competency). The higher the undercut, the greater the chance that the caved rock mass fragmentation will improve due to the influence of the secondary breakage (cave attrition). The benefit is; however, offset by the slower rates of undercutting and higher cost of increased drilling and blasting. It is recommended that height of undercutting should not be less than 5 m.

Shape of Undercut Front

To increase or reduce the influence of stress on the rock mass and to minimize the influence of large-scale structure undercutting, the front could be developed in the way that maintains concave, convex, or straight shape of the undercutting face. The lead between faces should be kept to a minimum. The long lead results in relaxation and failure in the exposed drift. In the case of Hugo North (no problem with cavability) the main structures are the major consideration. However, in the absence of detailed structural level maps, it is impossible at this stage to design a particular shape for the undercutting front. For prefeasibility purposes a straight undercutting front is recommended.

Direction and Orientation of the Undercut

The main geotechnical factors to consider are the geometry of the caving envelope (long and short axes of the caving envelope), rock mass competency (advancing to weaker or stronger rocks) in various domains, large-scale structures (advancing towards or away from faults), and stress orientation (advancing toward or away from major principal stress). In the context of the Hugo North caving envelope, the oblique orientation of the undercutting front—approximately 45° to the long axis—is recommended.

16.2.6.3	Layout Geometry

The main aspect of layout geometry driven by the geotechnical constraints related to MRMR and fragmentation are:

•	Drawpoint layout type.

•	Drawpoint spacing and extraction tunnel (panel drift) spacing.

•	Undercut level/extraction level vertical distance.

•	Infrastructure distance from the cave boundary.

Drawpoint Layout

The most common layouts used in today’s caves are “offset herring bone” and “El Teniente” diagonal layouts. From strictly a geotechnical point of view, the El Teniente diagonal layout is recommended because it is simpler and slightly stronger. However, from an operational point of view (diesel or electric equipment and the location of the ore passes), the herring bone offset layout could have critical advantages. In this stage of investigation, both layouts are acceptable for the design.

Drawpoint Spacing

Drawpoint spacing is one of the most important and controversial items in cave mining. Often mine planners will only consider spacing that has been or is in use regardless of the mining environment or the rock mass. There are good reasons to increase drawpoint spacing— to improve the strength of the extraction level, to accommodate LHDs, and to reduce the amount of development. All of this is only permissible if an economically viable quantity of ore is recovered at acceptable dilution content. The major technical consideration is the flow of ore into drawbells, set at the optimum spacing for the interaction of ore of that fragmentation and friction. There are other important practical considerations, namely, the number of drawpoints required for production, the availability of drawpoints, the effect of closing drawpoints when the spacing is wide, changes in fragmentation with draw, and the fragmentation of the waste material.

For the purpose of this study and based on Laubscher’s techniques (MRMR, block size, and interactive draw rules), the recommended drawpoint spacing is 14 m to 15 m. This will result in extraction tunnel spacing of 28 m to 30 m, less than the 2005 recommendation because the rock mass appears to be somewhat weaker.

SRK understands that since the 2009 report, OT LLC planners have elected to reduce the drawpoint spacing to 14 m x 14 m. This is based on further evaluation of cave fragmentation, internal comminution, and draw geometry.

Undercut/Extraction Level Distance

This distance is driven by several factors such as stability (greater distance, better stability), fragmentation (high percentage of oversize: shorter distance is better for hang-up blasting), development cost (shorter, cheaper). The recommended distance is 17 m.

Infrastructure Distance from Cave Boundary

This distance differs for tunnels and large-scale excavations. In the absence of numerical stress modelling, judgement and experience are used. It is recommended that perimeter drifts at the extraction level be located at least 30 m from the cave boundary, major excavations at least 50 m from the cave boundary, and any excavation above the extraction level should follow the 50° cave angle rule. Location of major structural features should also be considered, as this can affect the distribution of mining-induced stresses on excavations.

16.2.6.4	Ground Support

The ground support recommendation is based on the empirical Laubscher method and on SRK experience with other caving operations. The ground support is recommended for two basic ground conditions at depths of 80 m to 1,300 m: an MRMR of 40 to 60, which in most of the rock types for most of the caving shapes represents approximately 70% of the excavations and an MRMR of 30 to 40. The stress modelling completed by Itasca also confirmed that the proposed ground support is consistent with the modelling results and industry practice.

Undercut Drifts

The recommended maximum profile is 4.0 m x 4.0 m. Standard support for an estimated 70% of the ground conditions is fibrecrete (50 mm) over the whole profile with 2.4 m fully grouted tendons 1 m from the floor at 1 m grid. Poor ground, an estimated 30%, will have an additional layer of 50 mm fibrecrete and mesh-reinforced fibrecrete on the back. If practical, split-sets instead rebar-type tendons may be considered in the walls.

Production Drifts

The recommended maximum profile is 4.5 m x 4.5 m. Standard support for an estimated 70% of the ground conditions is mesh-reinforced 100 mm shotcrete, or fibrecrete if good penetration results are achieved, with 3 m fully grouted tendons at 1 m spacing. Tendons should cover the whole profile including floor/wall corners. Concrete floor is recommended, possibly with rails in drawpoints because of high draw columns. Intersections should have 6 m cable bolts or couple tendons at 1.5 m spacing. Drawpoint corner “bull noses” should have horizontal straps or cable slings encased in fibrecrete. Poor ground, an estimated 30%, will have additional straps connecting 3 m fully grouted tendons at 1.5 m spacing. On the walls, straps have to be protected by fibrecrete.

Drawpoint/Brow

The recommendation is rigid “Henderson type” flat-back arches and concrete 4 m from the brow anchored with 3.6 m long bolts.

Infrastructure

The recommended maximum profile is 5.5 m x 5.0 m. outside the caving envelope, the support should be designed based on the rock mass rating criteria. Standard support at 800 m to 1,200 m depth for MRMR 40 to 60, for an estimated 80% or the excavations, should have 50 mm fibrecrete with 3 m fully grouted tendons at 1.2 m spacing and mesh on the back. Poor ground, estimated at 20%, will have tendons at 1 m spacing and an additional layer of 50 mm mesh-reinforced shotcrete, or fibrecrete if good penetration results are achieved.

For the profile of 6 m x 7m, outside of the caving envelope the support should be designed based on the rock mass rating criteria. Standard support at 800 m to 1,300 m depth for MRMR 40 to 60 for an estimated 80% of excavations should have 75 mm fibrecrete with 3m fully grouted tendons at 1.5 m spacing and mesh on the back. Poor ground, an estimated 20%, will have tendons at 1 m spacing and an additional layer of 50 mm mesh-reinforced shotcrete, or fibrecrete if good penetration results are achieved.

Large-Scale Excavations

Large-scale excavation support will be specific to the size, life expectancy, and location. For the budgetary purposes the support consists of 100 mm mesh-reinforced shotcrete, or fibrecrete if good penetration results are achieved, with an array of 3 m fully grouted tendons at 1 m spacing and 6 m cable bolts at 2 m grid.

16.2.6.5	Draw Height

The draw column height is the economic height of diluted ore that can be drawn from that extraction level under the defined capital cost, operating cost, and profit conditions. The average draw height determines the viability of the operation. The recommended draw heights have several geotechnical constraints, although they could be compromised if the increased cost and increased dilution are accepted. The main concern is the brow wear at the drawpoint due to excess tonnage being pulled through. This, of course, depends on primary rock mass competency, drawpoint reinforcement, and the level of damage from induced stress. It is recommended for budgetary purposes that brow repair be built into the cost profiles for any drawpoint where draw heights exceed 300 m.

16.2.6.6	Cave Dynamics

The main aspects of cave dynamics are rate of caving and rate of draw.

Rate of Caving

All rock masses will cave. The manner of caving and the resultant fragmentation size distribution need to be predicted if cave mining is to be successfully implemented. The rate of caving can be slowed by controlling the draw, as the cave can only propagate if there is space into which the rock can move. The rate of caving can be increased by advancing the undercut more rapidly, but problems can arise if this allows an air gap to form over a large area. In this situation, the intersection of major structures, heavy blasting, and water influx can result in damaging air blast. Rapid, uncontrolled caving can result in an early influx of waste dilution. Good geotechnical information as well as monitoring of the rate of caving and rock mass damage is needed to fine-tune this relationship. The formula RC > RU > RD means that the rate of undercutting (RU) is slower than the rate of caving (RC) but faster than the rate of damage in the undercut drifts (RD).

Rate of Draw

Draw rates depend on the requirements for safe propagation of the cave, avoidance of seismic events, and variations in fragmentation. Production rates must be tuned to the rate of caving and should not be exceeded if major problems are to be avoided. Laubscher’s techniques provide the guide to the rate of caving with respect to the MRMR. Production rates should be based on the maximum rate of draw. Based on the rock mass competency and fragmentation, the recommended rate of draw should not exceed 350 mm/d.

16.2.7	Stress and Ground Support Modelling

Itasca performed a series of FLAC3D analyses to estimate extraction-level performance at the 1,300 m level. A detailed summary of this work is found in Appendix 11A.

•	Calibration – Itasca calibrated its model with actual convergence and stress measurements made in the characterization drift. Its calibrated model was used as a base for the additional work.

•
Ground Support Modelling – Itasca modelled a variety of development and ventilation drifts. Ground support recommendations were found to be similar for larger headings and not as stringent for smaller headings. The models; however, did not consider mining-induced stresses or multiple heading environments. This work may be of limited usefulness.

•
Extraction Level Stress Modelling – Itasca examined the performance of the extraction-level panel drifts and drawpoint bullnose pillars under mining-induced stresses. The models indicated that these excavations are expected to remain serviceable, although some rehabilitation and ground repair will be required.

•
Detailed Ground Support Review – Itasca modelled ground support regimes for several different heading configurations. The modelling considered general rock structure as well as 3D wedge analysis. It was concluded that the current ground support plans are suitable for the prefeasibility level of work.

16.2.8	Instrumentation and Cave Monitoring

SRK stressed the importance of developing a detailed instrumentation and cave monitoring program during the feasibility study and of having the system installed and tested before undercutting commences. Cave instrumentation and monitoring systems typically include a number of parallel systems to provide a comprehensive, 3D, real-time picture of cave propagation. These systems include:

•	Open hole monitors (test wells).

•	Direct displacement measurements (TDR, extensiometers, pressure transducers).

•	Microseismic systems (also useful for predicting seismic events).

16.2.9	Geotechnical Risks

SRK included a brief review of potential geotechnical risks in its 2009 report. It was not a formal Risk Assessment but rather a summary and identification of points that should be considered as the project progresses.

16.2.9.1	Seismicity

Seismicity (rock bursts, strain bursts, sudden catastrophic failures) in block caves can result from high mining-induced stresses in the cave abutment zone and adjacent areas. SRK has recommended the use of advance undercut methods, in part to reduce the possibility of seismic events in the cave abutment zone.

Proper monitoring, planning, and execution of undercut advance and cave management can minimize the likelihood of significant seismic events.

16.2.9.2	Mud Rush

Mud rush, or wet muck, from a drawpoint can be sudden and fatal. Although the Hugo North ground is considered to be dry, and the area has very low rainfall, wet muck is still possible from rainfall or unknown groundwater intercepted by the cave propagation.

The feasibility study should address the potential for wet muck and how to prevent it from occurring.

16.2.9.3	Cave Propagation

There is very little risk that the Hugo North deposit will not cave. The behaviour/performance of the cave is less predictable. The large-scale vertical and subvertical structure can have a significant influence on the cave propagation and dilution entry. SRK recommends that more rigorous modelling be considered to gain a better understanding of the challenges facing the cave management team once Hugo North is in production.

16.2.10	Conclusions and Recommendations

16.2.10.1	Principal Conclusions

The principal conclusions from the geotechnical study are presented below.

•
The Hugo North copper porphyry economic envelope of the orebody, or caving shapes as defined in this study, is approximately 1,500 m long x 200 to 500 m wide x 500 to 800 m high. From a geometry point of view, the orebody is ideally suited for mass mining caving method. In the context of current caving operations, it would be among one of the larger orebodies exploited by caving methods, such as the South American copper porphyry mines or Freeport’s Deep Ore Zone. This situation offers the possibility of large production tonnages but also creates challenges from a logistical point of view.

•
The Hugo North orebody plunges to the north-west and its current base, as defined by the northern-most drilling, is near the -400 m elevation (1,600 m below surface). Proposed Lift 1 is approximately 1,200 m below surface. From this point of view, the proposed caving operation would fall into the category of deep caving mines—again South American caves could be used as an example. Existing challenges are both logistical (to “get ore from the drawpoint to the mill”) and geological (in situ stress levels approaching or exceeding the rock mass strength). Such conditions require very careful planning and scheduling around the cave strategy. Stresses must be minimized or cut off with well-planned and -executed undercuts to create a favourable mining environment and adequately reinforced ground to create an effective support system.

•
Rock mass could be described as an “average caving rock mass.” Using Laubscher’s Rock Mass Classification system (RMR90), the rock mass falls into the “Fair” category, mainly class 3b. From that point of view, the rock mass is ideally suited for caving. However, the rock mass appears to be transected by numerous large-scale structures, mainly faults that pose a challenge for the effective supportability of excavations: an estimated 20% to 30% of the rock mass in the proposed Lift 1 extraction level falls into the category of “Poor” to “Fair,” highly jointed rock mass (RMR < 30). Large-scale faults also offer challenges in managing cave propagation and dilution ingress. Only main large-scale structures are explicitly modelled with some degree of certainty. The core indicates that there are more structures that cannot be modelled given the current drillhole spacing. The proposed cave initiation and advance strategy caters to major currently defined structures and structural trends but is under serious review based on recently acquired information for the characterization drift and diamond drilling.

•
In situ stress knowledge is good and will be further improved by the ongoing instrumentation program. Although the currently estimated principal in situ stress is approaching (or in some cases exceeding) rock mass strength, the highly jointed and faulted nature of the orebody should have a positive impact on the stress field, i.e., stress dissipation rather than stress accumulation. Also, it should be noted that cave mining is to a large extent a stress management method, as it operates in altered stress field conditions. For example, correctly executed undercuts significantly reduce in situ stress and enable production development in the “stress shadow.”

•
An empirical and simple numerical method was used to determine the subsidence cone for Lift 1 and Lift 2. The results indicate that the expected cave angle is approximately 65° to 73°. Although the detailed geology in the potential subsidence is poorly understood, the subsidence angle is not expected to be significantly shallower based on the case studies from other caving operations (El Teniente, San Manuel, Henderson). The presence of the massive granite body to the north was not taken into consideration and could result in steeper angles. Because of the greater caving depth and resulting “bulking” of the caved and disturbed material, the influence of the major faults, mainly steeply dipping, do not appear to be of great significance to the subsidence angles.

•
Based on evidence from the current excavations, groundwater should not be a problem. The issue of near-surface clays in combination with surface and underground water should, however, be investigated from a dilution and mud rush point of view.

16.2.10.2	Recommendations for the Feasibility Study

•	Continue to map and sample underground exposures through the orebody to minimize uncertainty about:

Rock mass characterization – mainly joint continuity and geometry.

Structural characterization – nature, orientation, and continuity of faults.

Stress characterization – magnitude and orientation of the in situ stress and behaviour of excavation in the stress field.

•	Geotechnical domain modelling using Leapfrog should be investigated to better subdivide the orebody rock mass.

•	Expand on existing numerical modelling to further investigate:

caving strategy – undercutting advances versus stress field.

layout details – different orientation to the stress.

subsidence angles – with more comprehensive geology.

support effectiveness for various excavation scenarios.

Conduct mudflow risk assessment.

In summary, the geotechnical pre-feasibility did not reveal any issues that could not be solved technically based on current knowledge or technology. Cavability and fragmentation do not appear to be a problem, even with uncertainty in some of the input parameters. However, at more than 1,000 m depth, the currently estimated high horizontal stress will demand comprehensive undercutting, a caving and development strategy, and sufficient ground support.

16.3	Underground Mining

IDOP confirmed block caving as the underground mining method chosen by OT LLC for the Hugo Dummett Mineral Resource. The IDOP study is based on the same mine design prepared for Hugo North Lift 1 as was presented in IDP10. The Mineral Reserve was therefore the same in IDOP as it was for IDP10. IDOP includes a revised development and production schedules and costs.

The Hugo Dummett underground deposit will be mined by block caving, a safe, highly productive, cost-effective method. The deposit is comparable in dimension and tonnage to other deposits currently operating by block cave mining elsewhere in the world.

The Hugo North Lift 1 Mineral Resource plunges to the north-east. Its current base is near the minus 100 m elevation, 1,300 m below the surface. The caving shape foreseen is nearly 2 km long x 150 to 300 m wide x 100 to 500 m high. The resource dimensions are considered suitable for block caving and place the mine into the category of “deep mining.” A critical consideration for the development of the deposit is assurance that the resource will cave and work to date by OT LLC has confirmed this expectation.

16.3.1.1	Geomechanical Factors

A preliminary hydrogeological assessment was completed by Aquaterra Consultants predicted dewatering rates rise as more workings are installed and are significantly greater for simulations of major subsidence, with maximum inflow rates approaching or exceeding 100 L/s for all scenarios. This indicates a very dry mine. Aquaterra also completed several reports for Shaft Nos. 1, 2, and 3 and conclusions support the “dry mine concept.” Although the region is arid high rainfall events after the cave has propagated to surface may introduce significant water into the mine in a relatively short period of time. OT LLC noted the issue in IDOP and plan to address it as part of the further study work and ensure sufficient pumping and/or storage capacity is designed into the system to allow for this eventuality.

SRK assigned the bulk of the rock mass for Lift 1 to two ground support categories. Good ground is defined as having an MRMR of 40 to 60. Poor ground is defined as having an MRMR of 30 to 40. SRK specified ground support requirements for excavation in each category. Mining Method

16.3.1.2	Selection Criteria

Hugo North extends from +500 m amsl (metres above mean sea level) to depths well below -400 m. The deposits are extensive laterally, and the ground conditions are predominantly poorer than what is required for a non-caving mining method to be employed. The size, shape, grades, and geotechnical characteristics of the deposit necessitate the use of a bulk mining method. Caving was selected based on these factors as well as historical studies, input from third-party consultants, and economic considerations.

The advantages of using the block caving method for Hugo North include the following:

•	High productivity.

•	Low unit cost.

•	High production rate.

•	Inherent safety (no large openings standing).

The disadvantages of using the block caving method for Hugo North include the following:

•	High up-front capital requirements.

•	Long lead time to develop, construct, and commission the mine.

•	Intermittently high secondary breaking requirements, which may result in:

Increased personnel exposure to open drawpoints.

Increased number of production interruptions.

Increased repairs due to the blast damage.

Negative impact on draw control.

•	Possible ore loss and dilution if overburden fragmentation is finer than expected.

•	Impact on surface facilities due to subsidence.

•	Cave management and control issues related to the numerous high-angle structures that transect the deposit.

•	Possible loss of developed production areas due to cave management and geologic structure problems.

16.3.1.3	Caving Parameters and Geotechnical Considerations

Information on rock mechanics and specifications for ground support and excavation orientations is provided by SRK. In February 2009, SRK provided McIntosh with preliminary caving parameters used in preparation of the production scheduling and mine designs. Listed below are the key SRK caving parameters McIntosh used in preparing the mine design and production schedules.

•
The standard horizontal LHD panel caving layout is recommended for the Hugo North caving envelope, with initiation point at the eastern boundary and advance oblique to the south-east and north-west, at approximately 45° to the long axis.

•
As of the November 2010 update, OT LLC is considering alternate cave initiation strategies to take into account the better understanding of the structural geology, mine grade distribution, and other factors.

•	Based on the current understanding, a cave front profile angle of approximately 45° is considered appropriate. The 45° angle is maintained between the undercut front and the drawbell development.

•
As of the November 2010 update, the OT LLC Study Team is actively considering reorientation of panel geometry to better suit production and ventilation requirements, as well as changes in cave initiation strategy.

•	Fully supported extraction drift with stubs (one round to be taken) are developed prior to undercutting.

•	Inclined undercut profile is used and, based on current design, it is recommended that one of the “proven” techniques be adopted. A straight undercutting front should be assumed.

•	Either Offset Herringbone or El Teniente drawpoint layouts are acceptable.

•	The recommended drawpoint spacing is 14 m to 15 m. OT LLC has recently changed drawpoint spacing from IDOP’s 15 m x 15 m to 14 m x 14m.

•	The recommended distance between extraction and undercut level is 17 m.

•
Perimeter drifts at the extraction level should be located at least 30 m from the cave boundary. Major excavations should be located at least 50 m from the cave boundary. Any excavation above the extraction level should follow the 50º cave angle rule.

•	Rate of draw during the cave propagation should not exceed 350 mm/d.

•	Based on current data, the hydraulic radius to sustain caving of the rock mass is approximately 20 m to 22 m.

•	The current understanding of principal stress is as follows:

-	Major principal stress σ1 has a bearing of 050°, in approximately the north-easterly direction.

-	Intermediate principal stress σ2 has a bearing of 150°, approximately south-east.

-	Minor principal stress σ3 has a bearing of 050°.

•	SRK noted that the major principal stress at the proposed production horizons is approximately twice the vertical stress.

Several subsidence predictions for Hugo North have been completed in the past. Initial subsidence estimates used Laubscher’s empirical approach. In 2005, SRK developed 2D FLAC analyses on selected sections and in 2008 Itasca undertook 3DEC modelling. SRK preliminary guidelines based on empirical design and simplified FLAC 2D sections recommended situating important structures no less than 60° from the footprint; the results of subsidence modelling suggested a range of 63° to 75°.

The cave initiation area for the footprint was selected through a coordinated analysis by OT LLC, McIntosh, and SRK. Geotechnical criteria, ore grade, and the current understanding of the geology in the area of the footprint at the chosen elevation are the driving factors in the determination to initiate the cave on the east side of the footprint. The West Bat Fault is nearly vertical and is a controlling structure of the mineralization along the western edge of the mining area. A granodiorite dyke, which is almost barren, is located in the southern area. The Contact Fault along the east side of the footprint dips to the east at approximately 60°. The recommendation from SRK is to initiate the cave on the east boundary and to move toward the west, away from the Contact Fault. The cave initiation area is discussed further in Section 16.2.6.1. OT LLC is actively considering relocating the cave initiation area to the west side of the deposit to allow for the numerous high-angle structures in the area.

SRK recommends utilizing advanced undercut for Hugo North. The advanced undercut technique ensures that the drawpoints and drawbells are developed after the undercut has passed over, so that abutment stresses are located in massive rock pillars with only the production drift and drawpoint take-offs developed on the extraction level. Damage to the extraction level is avoided by developing the drawpoints and drawbells in de-stressed ground after the abutment stresses have passed. The other advantage of an advanced undercut is the good condition of the rock in the brow and significantly reduced brow wear.

16.3.1.4	Mining Method Description

Block caving is a high-tonnage underground bulk mining method generally applied to large homogeneous ore deposits. Ideally, the ore to be caved should be structurally weak, and the waste overburden should be weak enough to collapse over the ore without inducement as the ore is extracted.

Block caving involves excavation of natural support from beneath the ore, causing the ore to fail and collapse into the excavated void under the force of gravity and local geomechanical stresses. The broken ore is then pulled out from under the caved section through a drawpoint arrangement, subsequently removing support from ore and overburden at increasing height above the initial excavation, and eventually extending the cave upward to the surface (Figure 16.16).

Figure 16.16	Block Cave Isometric

The attractive aspect of block caving is that only a relatively small portion of the ore must be drilled and blasted prior to extraction. Once the cave initiates, production continues without further primary drilling and blasting until the ore column above is exhausted.

The block cave mining sequence begins with access and infrastructure development, followed by excavation of the extraction level and undercutting the ore. The sequence culminates in steady-state production from individual drawpoints.

Ore in the column is diluted by material in adjacent columns and ultimately by overburden and lateral waste migration. When the column drawdown is complete and drawpoint grade drops below a minimum value (shut off value), the drawpoint is closed. Great care is taken in establishing and maintaining uniform draw practices throughout the mine to maximize drawpoint life and minimize dilution and stress loading from underground workings.

Block caving is a capital-intensive mining method, requiring significant investment early in the mine life for infrastructure and primary development. Once in place, the method’s high up-front costs are offset by high production rates and low operating costs (relative to other underground methods) over a considerable length of time, resulting in a low overall cost per tonne. Block cave mining is among the least costly of all underground mining methods.

Initiation of the cave is dependent upon rock mass strength and local stress field orientation and magnitude. Once the cave is initiated, propagation of the cave over the adjacent panels should occur immediately.

It is not known precisely at what angle the cave at Oyu Tolgoi will propagate. A 60° subsidence design line projected from the undercut level of all mining areas is used to locate surface infrastructure. To reduce the risk of affecting Shaft No. 1, a 65° cone from the collar is used to limit the footprint boundaries. Further study is required to more accurately predict actual caving propagation.

Caving with a flat footprint is a proven, safe, and low-cost mining method currently used at several operations around the world. Examples of other companies using this method under similar conditions include Deep Ore Zone Mine in Indonesia, Henderson Mine in Colorado, Northparkes Mine in Australia, and Palabora Mine in South Africa.

Drawpoint construction and cave management are key drivers of the life-of-mine schedule and the success of caving operations; they are critical to meet the production schedule.

Draw control is the management of the cave draw down. Once undercutting has commenced—and management and coordination between development, construction, caving, and production have taken place—draw control becomes the most critical factor for safe operation of the cave and grade control. Failure to manage these activities can be catastrophic to the operation. Once undercutting commences, the cave must be kept moving to prevent compaction of the cave muck and stress loading of surrounding development and infrastructure.

16.3.1.5	Mine Layout

Production schedules were prepared using Gemcom Software International’s PC-BC utility, a production scheduling program specifically designed for block caving operations. The program estimates the grade of material produced from a drawpoint as the rock is drawn. Completing the PC-BC modelling process generates a production schedule suitable for mine design and economic evaluation.

PC-BC works with an existing block model that is imported into the GEMS format. The block models provided by OT LLC contain attributes for Cu, Au, Ag, As, Tput, F, S, SPI, MB, CI P80, Fe, Mo, classification, density, and lithology. NSR, Cu Recovery, and Au Recovery are calculated from Base Data Template 21 (BDT21). BDT21 uses base metal prices of $816/oz Au, $2.10/lb Cu, and $13.00/oz Ag.

The following steps were followed to create a mine layout in PC-BC. These steps are further described in the subsequent subsections.

Determine the panel orientation

Create a drawpoint layout

Establish a cut-off estimate (footprint evaluation)

Apply the production shut off estimate (column heights)

Run the production scheduler

A major advantage of using PC-BC for production planning is that multiple scenarios can be quickly and easily evaluated, allowing the planning team to optimize mine plans and production schedules.

Determine the Panel Orientation

The orientation of the extraction level panel drifts is determined by geotechnical factors. SRK and OT LLC have recommended an orientation of 55°, which is nearly parallel to the principal stress as determined by horizontal stress measurements taken in the characterization drifts and in Shaft No. 1 during sinking. This orientation is also nearly perpendicular to the long axis of the ore zone, thereby reducing the average LHD haulage distances. OT LLC is considering alternate orientation of the extraction level panel drifts.

Create a Drawpoint Layout

The drawpoint pattern can consist of either El Teniente or Offset Herringbone. Both patterns are deemed reasonable for use at Oyu Tolgoi.

Drawpoint access drifts in the offset herringbone layout are driven in chevron pattern between panel drifts. Each drawpoint access is offset on either side of the panel drift. The accesses are oriented in the same direction to enable extraction of ore from drawpoints on both sides of a panel drift without turning LHDs around. This layout was chosen for Lift 1 due to high efficiency with a long, narrow footprint.

The El Teniente layout is characterized by using drawpoint drifts that are at an angle from the panel drift but are straight between each panel drift. The drawpoint on one side of the panel drift facesthe opposite direction of the drawpoint on the opposite side of the panel drift. The advantage of the El Teniente layout is that the drawpoints are easier to excavate and construct, the pillars are more stable, and there is better overlap of ellipsoids of draw between each drawpoint. The major disadvantage of the El Teniente layout is that the production muckers are required to operate with loaded buckets in front for 50% of their service; this makes the application of electric muckers much more difficult.

Establish a Cut-off Estimate (Footprint Evaluation)

A cut-off estimate is established to include the cost of development in deciding whether to include a drawpoint in the design. The cut-off is an NSR value used to determine the total dollar value of each drawpoint. The cut-off for Lift 1 has been evaluated multiple times since 2004. The result of these evaluations shows the best NPV at approximately -150 masl. This is a change from the previously reported production horizon of -115 masl.

In addition to the cut-off value, other criteria are considered in creating the footprint shape. The parameters used in defining mineable drawpoints are as follows:

•	NSR Shutoff	declining $20.00 to $12.54

•	Minimum Height of Draw (HOD)	100 m

•	Maximum HOD	500 m

•	Minimum Dollar Value	$300,000

•	Minimum Mining Width	145 m (10 drawpoints)

The minimum mining width of 10 drawpoints is applied to the perimeter of the footprint where the mineralization begins to narrow significantly. This minimum width ensures that there is sufficient area to continue caving through the section.

Apply the Production Shutoff Estimate (Column Height)

Once the block cave footprint has been digitized into PC-BC, another PC-BC best height of draw (HOD) calculation is performed, this time applying the shutoff used for production. The shutoff is the point at which production from the drawpoint is no longer economic. The shutoff is determined by estimating the marginal cost of mining ($4.00/t), milling ($2.85/t), and general and administrative expenses ($0.91/t). If the NSR/t is less than or equal to the marginal cost of production ($8.97/t) for a block in the slice file, the net revenue per tonne of that block is negative or zero. Producing tonnes that contain less than $8.97 NSR value is uneconomic. The best HOD calculation produces grades, tonnes, and total dollar value for each drawpoint inside the mining footprint.

Run Production Scheduler

The last step is to run the PC-BC production scheduler using drawpoint tonnes, production rate, and the drawpoint construction schedule as the main scheduling parameters.

The drawpoint tonnes are calculated using the drawpoint spacing, drawpoint layout, and resulting cone geometry. The draw cone in PC-BC is defined as the material above a drawpoint. The draw cone used extends from the back of the extraction level drawpoint drift to a maximum column height of 500 m. The portion of the cone between the extraction and undercut levels simulates the volume of the drawbells. Above the undercut level, the draw cones overlap to simulate horizontal movement of rock between cones.

The production rate is based on industry experience with cave initiation and builds up to the maximum rate sustainable given the Lift 1 footprint geometry and column heights.

The drawpoint construction schedule is a result of the ability to maintain the following relationships (Figure 16.17):

•	Maintaining a buffer zone (45°) between the advancing undercut above and the drawpoint construction area (no development work in this zone)

•	Ensuring that enough drawpoints are constructed for the advancement of the drawbell zone

•	Advancing the production zone uniformly to preserve the distance with the advancing undercut

•	Conducting no development work in the safety zone due to the presence of abutment stress preceding the cave front.

Figure 16.17	Drawpoint Development

It is estimated that the cave will advance vertically at a maximum rate of 350 mm/d. Exceeding that rate of draw could result in the creation of a void between the uncaved rock and the drawpoints. This limit also controls the maximum rate at which the cave front can advance horizontally. The rate of advance is also limited by constructability. Industry experience indicates that the maximum rate at which drawpoints can be developed in a panel drift is ten per year. A third limitation is imposed by the return of stress after the de-stressed zone (the stress shadow) has advanced following the cave front advance. The completion of the extraction level development must be accomplished in the moving window between the 45° line following the cave front and the advance of the returning stress.

The optimal location for cave initiation is on the east side of the footprint, caving away from the contact fault, is depicted in Figure 16.18. OT LLC is actively considering changing the cave initiation point to the west side of the orebody to make allowances for the numerous high-angle structures in the “hinge” area of the deposit.

The West Bat Fault is nearly vertical and is a controlling structure of the mineralization along the western edge of the mining area. An almost barren granodiorite dykeis present in the southern area. The Contact Fault along the east side of the footprint dips to the east at approximately 65°. This relationship and caving direction is shown in section view in Figure 16.19.

Once all the data have been assembled the production scheduler is run which simulates pulling ore from each drawpoint according to the new drawpoint schedule and depletes the slice file, mixing the grade elements as the slice file is depleted. The initial production schedule produces a target production rate based on all of the input parameters. The resulting production rate allows a rock handling system concept to be designed that supports the mining activities.

The rock handling system is planned to meet the optimum production rate as well as reduce congestion between production and ongoing development and construction activities.

Figure 16.18	Cave Area – Plan View

Figure 16.19	Cave Area – Cross-Section (Looking North)

The ideal location for the LHD dump point is on the east side of the footprint, along with the cave initiation area. The production crews will be working primarily in the area between the active drawpoints and the orepasses on the east side of the footprint. The construction crews work between the drawpoints in the construction zone and the west perimeter drift. A development crew excavates drawpoints ahead of the construction crew, but the interference should be kept to a minimum with careful planning of activities. Figure 16.20 is a schematic of the activity areas on the extraction level.

Along with a change in the cave initiation point, OT LLC is actively considering relocating the production grizzlies to the centre of the production panels to reduce the average tramming distance of the production mucking units and the haulage level footprint. If this change is made, the haulage level will need to be redesigned.

The ore from an active drawpoint is hauled by an LHD to a grizzly at an orepass near the east perimeter drift. The bottom of the orepass is equipped with a truck chute at the haulage level. Trucks transport the ore to crushers along the west side of the footprint. The ore is then transported to the shaft bins via inclined conveyors.

Figure 16.20	Extraction Level Activities

16.3.1.6	Production Plan

Production planning is a balance between the rate at which the defined orebody will cave and the rate at which development and construction can be achieved to sustain caving. The production rate is a result of the elevation and shutoff criteria selected. The resulting production profile is reviewed and a rock handling system is designed that will support the best production rate to sustain caving.

Material above the ore is generally stronger than the ore itself and is expected to undergo coarser fragmentation than the ore while in the draw column. In theory, this phenomenon decelerates dilution of the ore, as the coarser waste fragments migrate more slowly through the draw column than the finer ore material.

The production schedule is broken into three phases: preproduction, production build-up, and sustaining production.

•
Pre-production is defined as the development required prior to blasting the first drawbell. This time period begins in Year 5 and continues through Year 1. Undercutting commences before the first drawbell is blasted.

•
Production build-up commences once the first drawbell is blasted. The undercut commences at the beginning of Year 1 and the first drawbell is blasted during the second half of Year 1; however, because the PC-BC draw cone geometry includes the drawbell and undercut tonnes, the undercut swell mined in advance of the caving is not calculated separately. Therefore, during Year 1, swell from the undercut and drawbell excavations is mined at an average of 2,500 t/d in the production schedule. Caving commences during Year 1 and production increases steadily to 84,200 t/d at the end of Year 8.

•
Sustaining production is the period from the first year of full production through to the end of the mine life. Year 8 is the first year of full production. The last year of full production is Year 16 , with output tapering off to 16,000 t/d at the end of the mine life in Year 21.

The design of the underground incorporates 4 shafts and 5 raises to ventilate the mine. The intended method of construction for the 5 ventilation raises is by raise boring. This has proven difficult and has suffered delays, the primary reason for schedule slippage has been due to poor ground conditions. Completion of the ventilation raises is on the critical path to production from the underground mine as the raises are required to meet the ventilation requirements for development and provide alternative means of egress should Shaft 1 be unavailable. In order to mitigate and minimise risk to the project production, OT LLC are investigating alternative means of establishing the vertical development required to complete the ventilation infrastructure. Work to determine the impact of this issue is being carried out. Initial analysis by OT LLC suggests that the underground production could be delayed by around twelve months and that each month’s delay could have an NPV value of $50 M. A delay in production is less significant to Entrée than to OT LLC. As most of the ore in the Entrée-OT LLC Joint Venture Mineral Reserve is scheduled for production between years 10 and 18 the impact of a one year delay on the return to Entrée would be small. A one year delay would reduce the NPV8 by $10 M. These investigations are planned to be incorporated into DIDOP and will allow OT LLC to quantify potential costs and changes required to meet the Oyu Tolgoi Project schedule.

In addition possible scope changes have been indicated including:

•	Additional development and excavation expenditures

•	The addition of a shaft No 5

•	An additional crew underground

•	Increased operating cost due to design changes

Changes being implemented by OT LLC are expected to reduce the drawpoint spacing to 14 m x 14 m, increasing the number of drawpoints required from 1,690 to 1,910 and the number of panel drifts from 46 to 65. Undercut and drawbell schedules will increase to 150 drawpoints,or 75 drawbells, per year.

The drawpoint closure schedule is output from PC-BC. The drawpoint opening and closure schedules are shown in Figure 16.21. These figures have not been updated to reflect the proposed new undercut schedule and sequence, the new work will be incorporated into DIDOP.

16.3.1.7	Subsidence Evaluation

The subsidence zone from the extraction level to surface was originally projected at 60°, per SRK’s recommendation (Figure 16.22). All planned infrastructure is outside this zone except Shaft No. 1, which is located inside the 60° subsidence area at the edge of the 65º subsidence line. It is assumed that Shaft No. 1 will be stripped of all conveyances once full production is achieved and will be used for ventilation only. Subsequent work by OT LLC and Rio Tinto have indicated that 50° is a more appropriate subsidence angle.

Figure 16.21	Annual Drawpoint Opening and Closure Schedules

Figure 16.22	Projected Subsidence Area

It is not known precisely how the cave will propagate. The projection shown in

Figure 16.22 merely illustrates the extent of surface area that the generalized subsidence projections encompass. Further study is required to more accurately predict actual cave propagation.

16.3.2	Rock Handling

The ore handling system transports cave muck from the drawpoint on the extraction level to the mill on surface. The system has been designed to meet the maximum caving rate. Panel drifts provide access to all drawbells. Each pair of panel drifts shares an orepass; therefore, the spacing between orepasses is 56 m. LHDs transport ore from the drawbells to an orepass located along the eastern perimeter drift to provide the LHDs with a maximum one-way haul distance of approximately 300 m. The OT LLC study team is actively considering relocating the ore passes to the centre of the panel drift. This will result in average tramming distances being reduced to about 150 m, thus increasing loader productivity.

Orepasses are raisebored to 3 m diameter. Orepasses are vertical and average 35 m high with a maximum capacity of 425 tonnes. Grizzlies will be fitted over all orepasses. Oversize rock will be broken with fixed rock breakers.

Orepasses discharge through chutes to 50 tonne trucks on the haulage level. OT LLC is actively evaluating the use of 80 tonne side-dump trucks for the haulage level. The trucks will transport ore to the primary gyratory crushers through one-way haulage loops. The haulage level is all one-way travel to reduce congestion. Haulage drifts are 40 m below the extraction level.

IDP10 assumed that trucks delivered ore to three 54 x 77 gyratory crushers. OT LLC undertook a trade off study to optimize the crusher and conveyor system design. The results of this study indicated that crushing/conveying duties could be handled by two each 60 x 89 gyratory crushers and a single inclined conveyor. This system is now being used as the foundation for mine material handling design.

The inclined conveyors transfer ore to the large bins near the shafts, and each bin feeds a set of high-speed measuring conveyors that directly load the skips. Skips are hoisted to surface to discharge into bins from which ore is transferred to the main overland conveyor and on to the mill facilities.

As part of DIDOP, the number and capacity of ore bins at the skip loaders are being reviewed to optimize flexibility and reliability and to reduce hoisting depth.

Waste and low-grade mineralization will be produced primarily from pre-production development. Prior to commissioning Shaft No. 2, all development muck will be hauled to Shaft No. 1 for hoisting to surface. At the surface, the waste is dumped on a dedicated stockpile near Shaft No. 1.

After Shaft No. 2 is commissioned, Shaft No. 1 will continue to be used for waste hoisting until the ventilation requirement increases during production build-up. Then Shaft No. 1 will be stripped and used for exhaust ventilation. After Shaft No. 1 muck hoists are decommissioned all development muck will be hauled to the production crushers for crushing and hoisting to the surface through Shaft No. 2.

16.3.3	Mine Services and Support Infrastructure

16.3.3.1	Ventilation

The main function of the mine ventilation system is to dilute and remove airborne dust, diesel emissions, and blasting gases, and to maintain temperatures at acceptable levels in the working environment.

Total mine ventilation requirements are determined from airflows specified for the production and development areas, transportation and haulage levels, and fixed facilities. Ventilation in each area must be sufficient to dilute air contaminants to acceptable limits.

Mine Ventilation Services (MVS) completed a third-party review of the ventilation design. MVS’ recommendations are incorporated into the final design.

VnetPC software is used to develop models at representative stages of mine design. Several milestone points during preproduction and production build-up have been identified; phased ventilation requirements have been developed for the development status at these milestone points.

Airflow Requirements, Criteria, and Standards

The main ventilation circuit sweeps fresh air across the mine from the intake shafts to the west of the mining areas through the mine workings. The fresh air is directed from the intake manifold drifts up to the extraction level and other working areas. The exhaust air is then collected in the exhaust manifold drifts along the east side of the footprint and is split to direct contaminated air out to the exhaust shafts.

Air quantities are based on diesel emission dilution of 0.06 m3/s/kW (Ontario Regulations R.R.O. 1990, Regulation 854 Mines And Mining Plants) of diesel engine rating based on technical specifications for major equipment. The ventilation criteria, discussed below, determine the total ventilation requirement for the mine. A total airflow volume of 1,850 m3/s (0.022 m3/s per t/d) is required at full production to provide adequate ventilation for mobile equipment, fixed facilities, and personnel in the mine. Note that Mongolian regulations require significantly more airflow than do the Ontario Regulations. The current mine ventilation system, as designed, will not meet Mongolian regulations unless OT is able to obtain a variance.

The proposed final ventilation system consists of an exhaust network with all primary ventilation fans located on the exhaust side of the mine. The size and quantity of airways in the proposed mine layout are designed to maintain acceptable velocities in shafts, airways, access drifts, and raises. Utilization in the shaft takes account of losses due to shaft furnishings and conveyances.

Dust control is expected to be a major concern underground with the dry conditions predicted from the hydrology modelling. Dry drawpoints are a source of higher-than-average dust in the panel drifts. If the silica content in the ore is higher than normal levels, the severity of the dust problem may increase. It is impossible to predict where or when dust-generating drawpoints will be encountered. Therefore, a comprehensive dust control program is incorporated into the design to mitigate the dust problem. Water sprays are installed in every drawpoint, grizzly, truck chute, crusher, conveyor transfer, and along the conveyors.

Minimum airflow velocities were specified for different types of headings. The airflow volumes and velocity requirements are based on a combination of regulatory statutes, experience, recommendations, and prudence.

Undercut Drifts

Development of the undercut is usually one of the more difficult activities to ventilate in block cave mining. With the undercut faces retreating as the cave advances, it is not practical to provide a “permanent” exhaust system and “through” ventilation. Undercut drifts must be ventilated using the auxiliary fan-and-bag ventilation systems. Similar to multiple lateral development headings, an allocation of 35 m3/s is sufficient for each loader and/or truck, following the Ontario Regulations.

Depending on the mining rate and layout, there is some serial reuse of the air with the auxiliary systems; however, many of the undercut headings are “inactive” while drilling and mucking take place in others. In IDOP, a specific additional ventilation allocation is not made for the undercut since its production is replaced by rock removal on the extraction level. Development headings on the undercut level do require specific ventilation allowances, which are planned to be defined in DIDOP. The ventilation design allows for an additional 15% of the calculated air volume as a contingency factor to allow for leakage.

16.3.3.2	Mine Air Heating and Refrigeration

Both heating and cooling are expected to be required at Oyu Tolgoi. Mine air heating is required for fresh air through both Shaft Nos. 2 and 3.  Heating design criteria are shown in Table 16.5.

Table 16.5	Mine Air Heating Design Criteria

Description	Value
Site Elevation	1,100 m
Fresh Airflow Rate (Shaft No. 2 Quantity)	933 m3/s
Intake Air Temperature	-31ºC
Discharge Air Temperature	2ºC
Heating Water Temperature	120ºC
Return Water Temperature	10ºC

The mine air heating system at Shaft No. 2 is composed of several finned heat exchanger coils supplied with heat by a district hot water circulation loop. The coils are arranged in parallel within an insulated building. A set of two booster fans is installed on the rear of the mine air heater to draw air into the building and through the coils; the heated air is then supplied to the headframe subcollar where it is drawn underground by the primary ventilation fans. This heating system is duplicated at Shaft No. 3.

Experience by OT LLC on site has shown that heat mitigation measures are required periodically during the summer months to maintain the development crews advance rates. The most practical solution to this problem is to reduce the temperature of the air being supplied to the work face. This cooler air lowers the area temperature and allows for the additional heat loads. The design criteria used for cooling are shown in

Table 16.6.

The mine development headings are cooled by packaged in-line refrigeration units,one for each development crew. The units are installed in abandoned muck bays. Cooled air passing through the units is mixed with other intake air and ducted to the working faces. The cooling units are located 300 m to 500 m from the working faces and are advanced periodically as development progresses. Refrigeration units are only required for a few months each summer.

Table 16.6	Cooling Design Criteria

Description	Value
Maximum Outside Air Temperature	39ºC
Fresh Airflow per Heading	1,400 m3/min (1 m/s)
Virgin Rock Temperature	34ºC

16.3.3.3	Mine Access and Logistics

Personnel, equipment, and materials are transported into and out of the mine via the service cage at Shaft No. 2. The cage has a payload capacity of 38 tonnes with dimensions of 3.0 m wide x 8.75 m long. The cage is sized to allow hoisting of fixed and mobile equipment with minimal disassembly.

Personnel are bussed from a central changehouse facility to the staging building near the collar of Shaft No. 2. OT LLC is revisiting the concept of a local, mine-only dry house and the final decision is yet to be made. Personnel walk to the shaft via a walkway tunnel and the cage lowers them to the main station, where they disembark and walk through a personnel walkway drift to the bus-loading area on the northeast side of the station. The buses transport personnel to a locker area adjacent to the main lunchroom. From there, the miners pick up the specialty PPE, hand tools, and slickers, and board smaller personnel carriers for transportation to work areas. The auxiliary hoist at Shaft No. 2 is also able to transport personnel when the main cage is unavailable or otherwise occupied.

The main focus of the Shaft No. 2 main station is the efficient and safe flow of personnel and materials. Personnel are separated from the material handling and are in safe designated areas during loading or unloading of the personnel buses. The rail shuttle cars can be unloaded on the east or west side of the cage. A designated supply laydown area with a 10 tonne monorail is provided on both the east and west sides of the cage.

The shotcrete and concrete loading area on the northwest side of Shaft No. 2 is designed for drive-through access for the transmixer trucks to eliminate the need for backing into a drift for loading. The pipes installed on the north-west side of the shaft are located for sinking operations and will remain in place for the life of the mine.

The spill collection station is located at the main station for ease of access. There is a solid brattice in the shaft between the cage and the skip compartments from the skip-loading station to the main station. A “false bottom” on the skip compartment side at the main station allows a loader to muck out any spill from the skips. No personnel or other access will be allowed on the skip compartment side of the station.

As a safety feature, OT LLC has recently decided to install brattice between the service compartment and the skip compartments in Shaft No. 2 for the full length of the shaft. This will reduce the likelihood of spilled rock from the skips entering the cage compartment and injuring personnel or damaging equipment.

Facilities for storage and transportation of mine supplies and explosives are provided underground. A central surface warehousing facility services the entire Oyu Tolgoi operation, including the underground mine, and is responsible for delivery of supplies and materials to the Shaft Farm. Underground storage facilities for consumable supplies are provided at the underground maintenance shops and various satellite locations throughout the mine. An underground explosives magazine is centrally located to the mine operation.

16.3.3.4	Water Management

The risk of substantial inflows is believed to be low because no major shallow aquifers exist to drain into the underground. What aquifers do exist are likely to be substantially dewatered by the open pit development prior to any subsidence. The low rainfall, together with diversion of surface water, will further limit surface water inflow risks. Barring the interception of large aquifers, OT LLC identified the greatest risk of large water inflows is from a significant rainfall event draining into the cave after the cave has propagated to the surface.

Face pumps will be used to handle water encountered during lateral development. Face pump discharge is routed to intermediate sumps and a temporary stationary pumping system to lift water out of the heading. It is advisable to carry probe holes some distance ahead of the active faces to warn the crews of possible water inflows.

The main pumping system will be located at Shaft No. 2. The mine water discharge pumping system features high-head pumps capable of pumping from the main pumpstation to surface in a single lift. Enough pumps will be installed to cover the peak pumping rate plus allowance for maintenance.

Service water required for mine operations will be provided from clear water sources in the Gunii Holooi surface well field. Clear water from these wells is routed to a 450,000 L service water tank at the shaft farm. The tank will supply service water to the surface facilities and down Shaft No. 2. A high-pressure water line feeds directly from surface to the underground main station to provide shotcrete/concrete pipe clean-out water.

Mine service water is used for production and delineation drilling, washdown, and dust suppression. Peak service-water usage rates of as much as 32 L/s are anticipated.

The groundwater inflow rates are expected to be negligible. No water has been intercepted during shaft sinking or development. The mine pumping system has been designed with a flow rate of 10 L/s. The cost of installing pumping systems with sufficient capacity to handle inflows from all foreseeable storms would be very expensive and the equipment would be poorly utilized. It is also difficult to precisely quantify inflow rates from the limited information available. The mine emergency electrical generation plant will supply sufficient power to operate one set of main pumps in Shaft No. 2.

The feasibility study will examine hydrogeological information being developed to update planned water balance and optimize pumping system design.

16.3.3.5	Fixed Facilities

The underground design includes facilities for:

●	Underground Warehouse

●	Main Maintenance Shop

●	Satellite Maintenance Shop

●	Workplace Storage Facilities

●	Fuel and Lube Stations

●	Explosives Magazine

●	Underground Office and Lunchroom

●	Refuge Stations

●	Compressed Air (portable, fixed, and mobile equipment onboard compressors)

●	Shotcrete and Concrete Distribution

●	Power and Communication Systems

●	Pumping and Water Management Systems

16.3.4	Mine Access and Layout

The mine design includes all design stages required to access the mining areas, build the mine infrastructure, initiate undercutting, ramp up production tonnage, and mine at full production until mineable resource depletion. An isometric view of the layout is shown in Figure 16.23.

Figure 16.23	Vulcan Layout Isometric

16.3.4.1	Mine Access

Figure 16.24 shows the Shaft Farm surface layout around Shaft Nos. 1, 2, and 3.

Shaft No. 4 is approximately 3 km to the north-east of Shaft No. 2 and is used for ventilation only; therefore, no major surface infrastructure is located near Shaft No. 4 with the exception of power, water supply, and ventilation fans.

The Shaft Farm is located on the west side of the mine to promote a consistent west-to-east flow of personnel and materials into the mine, and flow of production ore from the extraction and haulage levels through the crushers and out of the mine toward the mill. Choice of location is constrained by the potential caving zone of influence on surface.

Shaft No. 1

Shaft No. 1, which has already been constructed, is required for exploration and geotechnical characterization and is also used for preproduction development, construction support, initial hoisting of ore and waste, secondary egress, and principal ventilation exhaust. The Shaft No. 1 site is west of and between the Hugo Dummett north and south zones. Shaft No. 1 was excavated to approximately 7.5 m diameter and finished to 6.7 m. The shaft collar elevation is 1,165 m and the depth of the shaft is 1,385 m.

Figure 16.24	Shaft Farm Surface Layout

Shaft No. 1 was sunk bald with rope guides. There are two hoists, the main service/muck hoist and an auxiliary hoist. The sinking hoist is a double-drum hoist with two conveyances (sinking buckets) in counterbalance. The auxiliary hoist is single-drum. The auxiliary cage is used for personnel, light service hoisting, and to provide emergency egress.

Shaft No. 1 will be reconfigured from sinking arrangement to service and muck hoisting configuration in 2012. Gear weighing up to 15 tonnes can be accommodated for mine development and movement of heavy loads. Shaft No. 1 is planned to support all development and construction activities until the Shaft No. 2 and service hoists are.

Access to Lift 1 is via the 1,300 mL station. The characterization development access is being driven 5.0 m wide x 5.0 m high. Drill stations to support exploration and geotechnical drilling are being excavated. A diamond drill program will provide further definition of mineralization and samples for geotechnical and metallurgical testing.

Shaft No. 2

Shaft No. 2 will provide for substantially all movement of personnel, materials, equipment, and services for the mine. It also provides approximately a third of the total ore hoisting capacity of the mine and serves as a primary ventilation intake.

Shaft No. 2 is a 10 m diameter, concrete-lined shaft fully equipped with steel sets on 6 m centres. The collar of Shaft No. 2 is at 1,174 m, and the shaft is sunk to a depth of 1,335 m.

A 6.75 m diameter friction hoist serves as a production hoist. Ore is hoisted using two 54 tonne skips. A similar 6.75 m diameter friction hoist serves as the service hoist. The service cage has a capacity of 38 tonnes, or 150 persons. A 3.05 m diameter single-drum hoist serves as an auxiliary hoist.

The Shaft No. 2 loading station is at the 1,195 mL. Ore is fed from two 4,000 tonne coarse ore bins onto weigh belts by apron feeders. The high-speed belts load the skips directly, with a separate loading belt feeding each skip. Bin dimensions and loading level are currently being reviewed.

Shaft No. 3

Shaft No. 3 is similar in design to Shaft No. 2 insofar as is it a 10 m diameter, concrete-lined shaft fully equipped with steel sets on 6 m centres. Unlike Shaft No. 2; however, Shaft No. 3 does not have a service hoist. Shaft No. 3 serves as a dedicated production shaft and fresh air supply. The collar of Shaft No. 3 is at 1,174 m, and the shaft is sunk to a depth of 1,273 m.

Shaft No. 3 hoisting utilizes two 6.75 m production friction hoists, each equipped with two 54 tonne skips. The hoists and skips are identical to the production hoist and skips in Shaft No. 2. The Shaft No. 3 hoisting system has a total productive capacity of 55,606 t/d.

Shaft No. 3 has two ore bins and a loading station to service each production hoist, one on the north side of the shaft and one on the south side of the shaft. Each ore bin has a capacity of 5,000 tonnes. The feeders and loading conveyors are identical to those at Shaft No. 2.

Shaft No. 4

Shaft No. 4 provides additional exhaust ventilation required after production exceeds 28,000 t/d. The ventilation capacity of the shaft at 10 m/s is 1,000 m3/s. Shaft No. 4 is used as dedicated primary exhaust ventilation and secondary escape. Shaft No. 4 has a collar elevation of 1,174 m, and is concrete-lined to a 10 m diameter. There are no conveyances in the shaft except for an emergency auxiliary cage. The shaft is sunk to a total depth of 1,153 m. There are two ventilation stations (1,117 mL and 1,153 mL). Location of Shaft No. 4 is currently under review. It may be relocated to the east of the mine to improve development and access time and to better support Lift 2 development. This work is part of the study of alternative means of establishing the vertical development required to complete the ventilation infrastructure to mitigate the issues caused by the difficulties in raise boring.

16.3.4.2	Level Development

Undercut Level

Pairs of undercut drifts directly above the drawbell are driven parallel to the extraction panels, 17 m above the extraction level. The bottoms of the undercut drifts coincide with the tops of the drawpoint minor apices. A slice is then blasted off the bottom of the ore, above the undercut drift, removing support for the overlying draw column and forming the major apex of the drawpoint.

A perimeter drift is established around the footprint to provide access to the undercut drifts. The perimeter drift along the west is for permanent access and is offset from the footprint by 50 m. The perimeter drift along the east is for temporary access during development and is offset by only 15 m. Final location of the cave initiation point will likely change these details.

Due to the length of the footprint along the north end, temporary internal cross-cut drifts are driven perpendicular to the undercut drifts to provide intermediate access to the active undercutting areas. As the cave progresses to the north and the internal drifts are consumed by the cave, new temporary drifts are added to maintain close access to undercutting areas. Figure 16.25 shows the layout of the undercut level.

Figure 16.25	Undercut Level

Undercut and drill drifts are driven using conventional rubber-tired development equipment and temporary ground support measures. Panel spacing is 14 m and drift dimensions are 4.0 m high x 4.0 m wide to accommodate development equipment. Undercut drifts are connected at intervals to facilitate ventilation.

Ground support in the undercut headings is temporary, but substantial quantities of rockbolts and fibre-reinforced shotcrete are required due to the high abutment stresses experienced.

Swell muck removal is required to provide a free face for continued blasting of the advancing undercut face, and to insure removal of support from the overlying ore. Drawbell slots are driven ahead in advance and used for muck passes down to the extraction level, where ore is transferred to orepasses leading to the haulage level. When necessary, undercut muck can be dumped down small raises on the fringe between undercut and extraction levels for rehandle, or hauled down ramps to the extraction level and dumped into orepasses.

The plan is to have one cave front advance to the north and a second advance to the south. Based on this design, two caving areas advance in opposite directions, with each cave front having the capacity to produce in excess of 42,000 t/d. The key factors in limiting the production rate from each cave front are the rate at which drawpoints can be constructed and the rate at which undercutting advances. A maximum of 150 drawpoints are constructed per year from the combination of both cave fronts.

Undercutting is initiated along the eastern side of the footprint. Once hydraulic radius is achieved, the cave advances toward the north and south. An illustration of the undercutting sequence is presented in Figure 16.26.

A crinkle-cut undercut configuration is planned for Lift 1. A series of relatively flat blastholes are drilled across the pillars over the drawbells from either side of the drawbell, and a series of inclined holes is drilled over the extraction level panel drift to form the major apex. An illustration of the undercut configuration is presented in

Figure 16.27.

Extraction Level

The extraction level consists of panel drifts, drawpoints, drawbells, a perimeter drift surrounding the level, and a fringe drift along the eastern side of the footprint. The orientation of the extraction level panel drifts is determined by geotechnical factors. To manage stress abutment loads, the perimeter drift is offset from the footprint by a minimum of 50 m. The fringe drift is parallel to the east perimeter drift to allow access to the working areas without interfering with production loaders dumping in the orepasses along the east perimeter drift. Figure 16.28 shows the extraction level layout, location of raises, and direction of haulage and airflow.

The extraction level is driven at a gradient of approximately -3% from the south toward the north. This allows the extraction level to follow the plunge of the orebody to some extent.

Figure 16.26	Undercutting Sequence

Figure 16.27	Undercut Drilling Pattern

Figure 16.28	Extraction Level

All major infrastructure including the maintenance shop, lunchroom, explosives magazine, and fuel bay are located along the west side of the extraction level to allow for direct access to the service shaft. The satellite shops will be to the north and south along the east fringe drift to service areas that are further away from the central infrastructure.

Each draw area contains one drawbell, which is serviced by two drawpoints accessed from adjacent panels. The resultant drawpoint spacing along the production drift is 15 m. Production drift size is 4.5 m x 4.5 m, with a 55° turnout angle into the drawbell drift (Figure 16.29). Each drawpoint services half of one drawbell, giving it an area of influence of 15 m x 15 m. Periodic drawpoint repair is anticipated and accounted for throughout the mine life.

Panel drift spacing is 28 m, drawpoint spacing is 14 m, and drift dimensions are 4.5 m high x 4.5 m wide to accommodate production equipment.

Oversize in the drawpoints is broken using standard drill and blast techniques employing small single-boom jumbos and conventional explosives. In the IDP10 mine plan, ore would be mucked from drawpoints by LHD to an orepass along the east perimeter drift. The orepasses are spaced at every other panel drift so the maximum one-way tramming distance is approximately 300 m per LHD. The orepasses are 3 m diameter vertical raisebores, 35 m in height extending from the extraction level to the haulage level.

OT LLC is actively considering changing the orepass location to the centre of the panel drift. This would reduce the average tram length to some 150 m,presenting a significant savings in operating cost and increasing in production efficiency.

Each orepass is fitted with a rock breaker and 600 mm aperture grizzlies set into the panel floor. The current mine layout is designed to incorporate a second orepass in the event that the primary orepass should fail. On average, approximately 7.5 Mt pass through each orepass. Due to uncertainties associated with the strength of the rock mass, coupled with the tonnage scheduled to report to each orepass, McIntosh assumed that each orepass is repaired after 5 Mt has passed through it.

Extraction level ventilation was planned using 3 m diameter raises leading up from the fresh air drifts on the west and down to the return air drifts on the east. Fresh air raises are raisebored (54.5 m high) on 56 m intervals along the west perimeter drift. Return air raises are raisebored (35 m high) on 56 m intervals along the east fringe drift. Using this approach, fresh air enters the panel from the west and is drawn toward the return air raise on the east (see Figure 16.30.

Haulage Level

The haulage level consists of truck haulage drifts 5.0 m high x 5.0 m wide driven at a maximum 3% gradient to follow the extraction level. Ore reports to the haulage level truck loading chutes through the production orepasses. Loading bays at each chute allow trucks to back into the chute area for loading. This allows continuous travel on the haulage loop without interruption from loading trucks.

Figure 16.29	Typical Drawpoint Drift

Figure 16.30	Raise Configuration

Loaded trucks exit the chute area and proceed to the crushers through a haulage loop, all of which is one-way travel.

The truck loops are connected to provide the flexibility of directing ore to any available crusher. Figure 16.31 shows the layout of the haulage level. The dispatch system directs the trucks to a crusher that has capacity to receive muck. The dispatch system can also direct development trucks to enter the haulage loop via the internal ramp to dump development muck into the crushers. OT LLC is actively evaluating the use of 80 tonne trucks for main line haulage. This would likely require slightly larger haulage drifts.

Two gyratory crushers are installed, as needed, below the haulage level, along the west side of the footprint. Crusher No. 1 is adjacent to the northern part of the mining footprint, where caving is initiated, and Crusher No. 2 is near the central part of the mining footprint.

Crushed ore is loaded onto a single inclined main conveyor that transports ore to skip-loading stations at Shaft No. 2. The ore can be transferred to a 500 m long conveyor for delivery to ore bins at Shaft No. 3.

Figure 16.31	Haulage Level

Ventilation Level

The ventilation levels consist of separate intake and exhaust manifold drifts. The exhaust level is 40 m below the extraction level, at the same elevation as the haulage level, running primarily along the eastern side of the footprint. Figure 16.32 shows the layout of the ventilation level.

The exhaust and haulage drifts are interconnected along the eastern perimeter at the truck loading bays and are driven 5.5 m high x 5.0 m wide. This provides the ability to exhaust the dust and particulates from the extraction and haulage levels directly to the exhaust shafts. No travel will be allowed in the exhaust drift because of the high air velocities and probability of dusting in these headings.

Figure 16.32	Ventilation Level

The main ventilation drifts between the shafts and the orebody are driven 7.0 m high x 6.0 m wide. The increased size of these drifts assists in reducing the velocity in the headings as well as the pressure on the main fans.

The intake level is 60 m below the extraction level driven along the western side of the footprint (20 m below the haulage level) and is also driven 5.5 m high x 5.0 m wide. The drift dimensions are based on driving the heading with a standard set of development gear and a 1.5 m diameter ventilation duct hung from the back of the drift. During development and production, the fleet consists of 30 tonne trucks, 50 tonne trucks, 5 m3 LHDs, and 7 m3 LHDs.

Raises connect the intake and exhaust manifold drifts to various working levels to direct the air to and from the workplaces. The raises are located in stubs off the main ventilation drift. This allows the ongoing development of raises without impeding airflow or traffic along the ventilation drift. These drifts and raises are part of a ventilation system that connects the main intake and exhaust shafts to meet the ventilation requirements from start of production ramp-up to full production.

16.3.5	Mine Development Plan

Mine infrastructure is developed on an as-soon-as-possible basis, leading up to first undercutting. Production build-up drives the development schedule from this point on, leading into full production. Infrastructure excavation and construction during the build-up period is completed according to production milestone requirements.

Ventilation and hoisting constraints dictate the number of development crews that can be supported during pre-production development and construction. As such, the first few years of the schedule are resource-driven using only two development crews. The number of development crews increases as additional ventilation and hoisting capacity is brought on line to a maximum of 11 development crews in 2014.

Once additional ventilation raises to surface are completed during preproduction, limited hoisting capacity becomes the main restriction on development scheduling. Commissioning of the Shaft No. 2 service hoist and rock handling system is required to increase beyond five underground crews.

Commissioning of the rock handling system is also required before the first drawbell is blasted. If the rock handling system is not in place at the start of caving, then the risk of slowing the cave advance increases due to interference between production and construction crews. Making the rock handling system a priority increases the probability that the mine will be able to achieve the targeted production ratesonce caving begins.

Infrastructure and fixed facilities are constructed separately and appended to the finish dates of the excavations in the development schedules. The facilities are completed before actually being needed, thus allowing for start-up and commissioning and minimal unplanned delays in component deliveries or construction.

Development scheduling activities were divided into three key periods: preproduction, production build-up, and sustaining production. Each period was reviewed to determine the infrastructure and development required to be completed during that period. The periods and the key infrastructure associated with each period are defined as follows:

●	Pre-production, prior to blasting the first drawbell.

Ventilation Raise No. 1, Shaft No. 2, Crusher No. 1, Incline Conveyor No. 1, all development required to construct the first 34 drawpoints.

●	Production build-up,±30,000 t/d.

Ventilation Raise No. 2, Shaft No. 3, Crusher No. 2, all development required to construct up to 276 drawpoints.

●	Sustaining production, achieve full production through the end of life of mine.

Ventilation Raise No. 3, Shaft No. 4, all remaining development.

Development rates are calculated from first principles. SRK supplied ground support measures and the ratio of Category 1 and Category 2 ground types. The ground support criteria applied to each heading type and size determine their expected advance rates. Table 16.7 lists all of the heading types used for the mine design and the advance rates for each.

Table 16.7	Development Advance Rates

Heading Size		Performance
Width (m)	Height (m)	Inside the Footprint (m/d)		Outside the Footprint (m/d)
		Single	Double	Single	Double
4.0	4.0	5.3	7.1	5.4	7.2
4.5	4.5	3.8	5.1	3.8	5.2
5.0	5.0	4.4	6.0	4.5	6.1
5.0	5.5	4.2	5.6	4.3	5.8
6.0	7.0	–	–	4.0	5.4

Development crews drive multiple headings whenever possible and by doing so increase utilization of crews and equipment. Double-heading estimates are prepared based on a 35% increase over the single-heading rate for the same drift size. These advance rates become Mine 2-4D object coding attributes.

The Lift 1 mine plan includes a number of mass excavations, some of which are very large. Table 16.8 lists mass excavations and durations. Ground support requirements for each type of excavation were developed by SRK; these requirements can have a significant impact on the time and expense involved for excavating. Timing, based on ground support type, is taken into account in scheduling each mass excavation.

All internal ventilation raises and orepasses are developed using raisebores. All raiseboring assumes that the drill rigs, drill pipe, bits, reaming heads, and crews are onsite and available as necessary. Vertical advance rates exclude mobilization and demobilization of the raiseboring rig and crews. Advance rates are applied in accordance with raise diameter and length. Table 16.9 lists a summary of the vertical advance rates.

Table 16.8	Mass Excavation Rates

Infrastructure	Excavation (months)
Gyratory Crusher	11
Shaft No. 2 Station	4
Main Shop	8
Satellite Shop	3
Explosives Magazine	3
Fuel and Lube (Extraction)	1
Fuel and Lube (Haulage)	1
Lunchroom	4
Main Pump Station	<1

Table 16.9	Vertical Advance Rates

Heading Description	Finished Size (m)	Excavation Performance (m/d)
Shaft Sinking
Shaft No. 2	10.0 m	2.7
Shaft No. 3	10.0 m	2.8
Shaft No. 4	10.0 m	2.8
Vertical Development
Vent Raise – Internal	3.0 m dia.	3.0
Orepasses – Internal, Excluding Lining	3.0 m dia.	3.0

The development schedule produced for IDOP is shown in Figure 16.33. The construction durations for infrastructure were estimated from first principles based on experience from similar operations.

Criteria considered in equipment selection included suitability, equipment standardization, and cost. The equipment selection process is iterative and aimed at obtaining the optimum equipment required to achieve the planned development and production quantities and rates. The mobile equipment required for lateral development includes drill jumbos, LHDs, haul trucks, and ground support equipment. Common to all drift development is the two-boom jumbo, rock bolter, telehandler, shotcrete/concrete sprayer and transit mixer, and an emulsion truck. Apart from drifting jumbos and loaders, other mobile equipment required for development includes cable bolting jumbos and utility service equipment. The current fleet of equipment at site includes a Toro 7 LHD, Axera 7 development, and Normet shotcrete spraymec.

Figure 16.33	Development Quantity Schedule (metres)

The mine layout was analyzed and development quantities were determined from the development schedule. Underground operating conditions, spatial dimensions, and other limiting factors are taken into consideration. Roadway grades vary between +15% and -15%, with the exception of the main conveyor and maintenance drifts. All vehicles are required to have the ability to operate under loaded conditions at these maximum gradients. Production and support equipment quantities were determined from performance estimates and the production schedule. Mobile capital equipment is purchased, rebuilt, and replaced to suit fleet requirements for underground mine development and construction. The fleet requirements are summarized in Table 16.10.

Fixed equipment is purchased as dictated by the mine development and construction schedule.

Table 16.10	Mobile Equipment Units Required on Site

	Pre-production	Build-up	Sustaining
LHD, 3.0 m3 (Cleanup)	1.0	2.0	3.0
LHD, 5.0 m3 (Development)	6.0	6.0	4.0
LHD, 7.0 m3 (Production)	1.0	10.0	23.0
Haulage Truck, 30 t (Development)	6.0	3.0	2.0
Haulage Truck, 50 t (Production)	0.0	8.0	17.0
Drill Jumbo, 2-Boom (Development)	7.0	6.0	3.0
Drill Jumbo, 3-Boom (Development)	1.0	2.0	0.0
Drill Jumbo, Single Boom (High Hang-ups)	0.0	2.0	4.0
Drill Jumbo, Single Boom (Cable Bolting)	2.0	2.0	2.0
Drill Jumbo, Single Boom (Rock Bolting)	8.0	8.0	4.0
Concrete/Shotcrete Transit Mixer Truck	6.0	6.0	6.0
Shotcrete Placer Truck	4.0	4.0	2.0
Concrete Pump	1.0	2.0	2.0
Drill Jumbo, Single Boom (Production)	1.0	5.0	6.0
Drill Jumbo, Commando (Secondary Breaking)	0.0	2.0	4.0
Explosives Truck/Jumbo (Development and Undercut)	4.0	4.0	5.0
Scissor Lift Truck	4.0	5.0	2.0
Lubrication Service Truck	2.0	3.0	4.0
Boom Truck	2.0	2.0	1.0
Service Truck	1.0	2.0	2.0
Electricians Service Truck	1.0	2.0	1.0
Underground Road Grader	2.0	2.0	2.0
Personnel Carrier, Underground	4.0	6.0	6.0
Heavy Duty Lowboy Trailer – 25 t+	1.0	1.0	1.0
Heavy Duty Trailer – 40 t	1.0	1.0	1.0
Underground Buses 60 men	2.0	4.0	5.0
Telehandler, Underground	5.0	7.0	6.0
Skid Steer Clean Up Loader	0.0	1.0	1.0
Crew Cab Pickup, Underground (General Purpose)	11.0	20.0	20.0
Surface Loader	2.0	1.0	1.0
Surface Flatbed – 1 t – Small Crane and Lift Deck	2.0	2.0	2.0
Fuel, Haul Truck	2.0	2.0	2.0
Wheel Loader with Tire Handler	2.0	2.0	2.0
Pallet Handler	4.0	5.0	4.0
Grove, RT700E	1.0	1.0	1.0
Backhoe, 446D	1.0	1.0	1.0

16.3.6	Personnel

Personnel requirements are developed to support planned development, construction, and operations requirements for the mine. Personnel staffing is based on production phases in the life of the operation: pre-production, production build-up, and sustaining production.

Personnel staffing is split into the following classifications:

●	Owner’s Project Team

●	EPCM Team

●	Contractor’s Team

●	Owner’s Operations Team

Direct and indirect labour requirements are established to suit the selected mining method, support systems, and general mine requirements during mine development, construction, and operations. Personnel requirements are based on an operating schedule of 12 hours per shift, 2 shifts per day, and 7 days per week. Non-productive days are considered for holidays, dust storms, etc., in the staffing schedules. The mine is estimated to operate effectively 350 days per year of the average 365 calendar days.

The underground personnel requirements for Lift 1 are presented in Figure 16.34.

Figure 16.34	Underground Personnel Requirements

Senior staff will work a five-days-in, two-days-out rotation between the Oyu Tolgoi site and Ulaanbaatar. Owner’s staff (expatriate) work a six-weeks-in, two-weeks-out rotation, 12 hours per shift. Owner’s staff (nationals) work a two-weeks-in, one-week-out rotation, 12 hours per shift. Direct-hired national employees work a two-weeks-in, one-week-out rotation; on site, they work 12 hours per shift. Individual national employees work 201 days per year.

Contractor staff and hourly personnel work a variety of different work schedules. These include:

●	Expatriates – 8 weeks on, 4 weeks off.

●	Nationals – 4 weeks in, 2 weeks off.

All work a 12-hour shift.

Travel

All employees associated with underground mine construction and operations work on rotation. Travel between Oyu Tolgoi and employee points of origin will be on the employees’ time.

16.3.7	Further Work - Underground Feasibility Study

As part of DIDOP the underground study work is being brought to feasibility study level, the scope of work includes all activities from extraction to the shaft collars and will optimise the development and production of Hugo North Lift 1. OT LLC plans to finalise DIDOP in late 2012.

OT LLC have undertaken reviews of the underground study work and identified areas for further study that may change the deisgns and production in DIDOP. Key areas identified are:

Draw Point Spacing.

The recommended drawpoint spacing is 14 m to 15 m. OT LLC has considered changing drawpoint spacing from IDOP’s 15 m x 15 m to 14 m x 14 m.

Ventilation Design Standards

The IDOP mine design conforms to Ontario Regulations (Canada). Where the mine design departs from Ontario regulations, an assessment of risk was undertaken to ensure that an equivalent or higher standard of safety is applied.

OT LLC has advised that it now appears that the Mongolian Regulations are, in some instances, more stringent than the Ontario regulations used in IDOP and IDP10. Such issues as backup and emergency ventilation system requirements have recently been identified.

Vertical Development and Ventilation Infrastructure.

The design of the underground incorporates 4 shafts and 5 raises to ventilate the mine. The intended method of construction for the 5 ventilation raises is by raise boring. There has proven difficult and has suffered delays, the primary reason for schedule slippage has been due to poor ground conditions. Completion of the ventilation raises is on the critical path to production from the underground mine as the raises are required to meet the ventilation requirements for development and provide alternative means of egress should Shaft 1 be unavailable. In order to mitigate and minimise risk to the project production and to OT LLC are investigating alternative means of establishing the vertical development required to complete the ventilation infrastructure. Work to determine the impact of this issue is being carried out. The full extent of the additional regulatory requirements study is not yet known, but they will likely contribute to an increase in capital and operating costs. Initial analysis by OT LLC suggests that the underground production could be delayed by around twelve months and that each month’s delay could have an NPV value of $50 M. A delay in production is less significant to Entrée than to OT LLC. As most of the ore in the Entrée-OT LLC Joint Venture Mineral Reserve is scheduled for production between years 10 and 18 the impact of a one year delay on the return to Entrée would be small. A one year delay would reduce the NPV8 by $10 M. These investigations are planned to be incorporated into DIDOP and will allow OT LLC to quantify potential costs and changes required to meet the Oyu Tolgoi Project schedule.

In addition possible scope changes have been indicated including:

●	Additional development and excavation expenditures

●	The addition of a shaft No 5

●	An additional crew underground

●	Increased operating cost due to design changes

Underground Crushers

IDP10 assumed that trucks delivered ore to three 54 x 77 gyratory crushers. OT LLC undertook a trade off study to optimize the crusher and conveyor system design. The results of this study indicated that crushing/conveying duties could be handled by two each 60 x 89 gyratory crushers and a single inclined conveyor. This system is now being used as the foundation for mine material handling design in DIDOP.

Ore Handling

OT LLC is actively considering relocating the production grizzlies to the centre of the production panels to reduce the average tramming distance of the production mucking units and the haulage level footprint. If this change is made, the haulage level will need to be redesigned in DIDOP.

As part of DIDOP, the number and capacity of ore bins at the skip loaders are being reviewed to optimize flexibility and reliability and to reduce hoisting depth.

16.4	Mining Production Schedules

16.4.1	Production Scheduling Method

Both IDOP10 and the present IDOP study have examined production from open pit mining of the Southern Oyu deposits and underground mining from Hugo North.

Rio Tinto’s Technology and Innovation (T&I) group in Salt Lake City, working with

Oyu Tolgoi’s open pit planning department, prepared the open pit mining work. The underground schedule for Hugo North Lift 1 was provided by the Oyu Tolgoi underground team based in Vancouver. The caseadopted for the IDOP assumes a 50% plant capacity expansion, is based on Mineral Reserves only, with no Inferred Resources, and includes no underground mining areas other than Hugo North Lift 1.

Hugo North Lift 1 encompasses two production areas, which are reported separately: OT LLC Lift 1 and Entrée -OT LLC Joint Venture Lift 1. The latter is the Entrée- OT LLC Joint Venture area. The Southern Oyu pits are contained completely within the OT LLC lease area. The mining areas for the IDOP Reserve Case are listed below.

Southern Oyu Open Pits

Pit stages 1 to 3 (Southwest)

Pit stage 4 to 6 (Central)

Pit stages 7 to 8 ( Southwest and Central)

Hugo North Block Cave Lift 1

OT LLC Lift 1

Entrée-OT LLC Joint Venture Lift 1

The following periods were used for production scheduling:

●	Year -1 to Year 2(2011–2013)	monthly

●	Years 3 to 5 (2014–2016)	quarterly

●	Year 6 (2017) onward	annually

The following constraints were applied to open pit scheduling:

●
Maintain a constant mining rate for a relatively long period for efficient use of the mining fleet. The fleet capacity with two 34 m3 diesel shovels, two 55 m3 electric shovels, and two 18 m3 FELsis estimated to be 112 Mt/a. The haul truck capacity is 290 tonnes.

●	Include re handle from stockpiles in total movement capacity.

For process scheduling, open pit ore feed was split into three cut-off grades: Low Grade, Medium Grade, and High Grade. This allows the additional plant capacity after underground ore is depleted to be met with ore feed from the open pit at an elevated cut-off grade. This approach to open pit mine planning has consistently been shown to bring forward revenue and increase the mining rate with a net improvement in the project NPV. All ore above the marginal cut-off grade is used as plant feed.

The open pit ore grade definitions are as follows:

Low Grade

●	South West ore type 1 >$6.238/t

●	Central ore types 2, 3, and 4 >$5.204/t

Medium Grade

●	Ore types 1 – 4 >$14.5/t

High Grade

●	Ore types 1 – 4 >$22.5/t

Criteria for selection were as follows:

●	The low-grade cut-off is the breakeven cut-off, equal to the total processing and G&A costs.

●	The medium-grade cut-off is an elevated cut-off that brings metal forward in the production schedules.

●	The high-grade value cut-off allows recovery formulae to be applied at the scheduling level.

Mining costs are not included in the NSR cut-off values for the low-grade ore. This is defined as material that must be removed while accessing the medium- and high-grade ores and therefore does not need to support its mining cost. Mid- and high-value cut-off materials support both their mining costs and the associated waste stripping ratios.

The following production scheduling methodology was used to balance mine, mill, and stockpile quantities:

●	Underground ore is designated the priority feed. After the available underground ore is fed to the plant, the additional capacity is met with open pit ore.

●	Plant throughput capacity is determined by calculating the available mill hours after the underground ore is processed.

●
Ore feed for concentrator start-up in August 2012 is exclusively from the open pit. Underground ore is only processed when the grades exceed those of the open pit material in January 2013. Any underground material hauled before this time will be stockpiled and not processed.

●	Ramp-up factors were applied to the Year 1 processing production.

●	The production schedule is based on Proven and Probable Mineral Reserves only. No Inferred Resources were used in the open pit planning.

●	The open pit schedules were based on mining inventories by bench reported within the pit stages.

●	Medium- and high-grade ore mined during preproduction is stockpiled and processed in Year 1.

●	The total movement from different pit stages was balanced to smooth waste and ore production rates and to match the load and haul capacity.

●	Low-grade stockpiling was used to balance the mining rate where necessary.

●	Central ore cannot be blended with Southwest ore and is not processed until 2021.

The throughput rate algorithm shown in Table 16.11 was developed by SGS. This formula was applied to all the blocks in the mining model. The average throughput rates are shown in Table 16.12.

Table 16.11	Plant Throughput Rates

P80=113*Ci^0.26*SPI^-0.60*BM^0.88 max P80 220 um
t/h (instantaneous)=29320*Ci^0.19*SPI^-0.36*BM^-0.24 max TPU= 5,500 t/h

Table 16.12	Average Plant Throughput Rates

Metallurgical Ore Type	Deposit	Throughput Rate
		t/d	Mt/a
1	Southwest (including South and Far South)	97	32.7
2	Central – chalcocite	132	44.3
3	Central – covellite	132	44.5
4	Central – chalcopyrite	119	40.1
6	Hugo North	119	40.1

The schedule was prepared using bench data reporting each ore type and waste for each 15 m bench. The folwing parameter values are carried in the detailed schedule:

●	NSR $/t.

●	Cu %.

●	Au g/t.

●	Ag g/t.

●	As ppm.

●	Throughput Hours per kt

●	F ppm.

●	S %.

●	RecCu Recovered Copper Grade %.

●	RecAu Recovered Gold Grade g/t.

●	SPI SAG Power Index.

●	MB Modified Bond Index.

●	CI Crusher Index.

●	P80 80% Passing microns.

●	Fe %.

●	Mo ppm.

●	PAF % potentially acid forming (ore 100%,waste varies).

●	27April 2010 Base Data Template NSR.

16.4.2	Open Pit Production Schedule

Total annual open pit movement from the pits by stage, including stockpile rehandle, is shown in Figure 16.35. Stages 1 to 3 are mined from the Southwest gold zone and are the focus of initial mining. Stage 4, 5, and 6 are based on the three Central ore types to the north of the Southwest Stages 1 to 3. Stage 7 is a pushback on Stage 3, and Stage 8, or the final pit, mines the remainder of the Southwest and Central ore.

The first ten years of the schedule focus on stripping Stage 1, then 2 and 3 to extract the high-grade gold core. Stripping of Stages 7 and 8 also starts in 2016. Mining of the Central pits (Stages 4, 5 and 6) starts in 2018. Processing of the Central ore starts in 2021 and stops in 2025. Stages 7 and 8, a mix of Southwest and Central ore, are mined until the end of mine life.

Figure 16.35	Total Open Pit Material Movement Including Stockpile Reclaim

16.4.3	Underground Production Schedule

Ore production from the Hugo North Lift 1 split between the OT LLC and Entrée-OT LLC Joint Venture ore is shown in Figure 16.36.

Figure 16.36	Total Underground Material Movement

16.4.4	Processing Schedule

The processing schedule was balanced to meet the available mill hours after the underground material was processed. The ramp-up assumptions to full production are summarized in Table 16.13. Mill hours over the life of mine are shown in Figure 16.37.

Table 16.13	Process Ramp-up to Full Production

Month	Full Production (%)
Month 1	11
Month 2	34
Month 3	47
Month 4	82
Month 5	92
Month 6	100

Figure 16.37	Life-of-Mine Mill Hours

The processing schedule by metallurgical ore type and the copper and gold feed grades is shown in Figure 16.38 and total concentrate production by area is Figure 16.39. Table 16.14 details the IDOP Reserve processing schedule. Table 16.15 shows the Entrée JV Hugo North Lift 1 production schedule.

There is a minor difference between the inventory used for the financial model and the total underground Mineral Reserve. The difference is approximately 4 Mt out of 1.4 bt. This difference is due to differences in reporting from the mine designs (used for the Mineral Reserve), reporting in the production scheduling prepared by OT LLC, stockpile balances and rounding errors. The difference is not significant and if removed would not result in a material difference in the economic analysis.

The high gold grades from the open pit indicate the source of early gold production from Southwest Stages 1, 2, and 3. The decline in gold grade marks the change from Southwest to Central ores. The peaks in gold grade mark the completion of the Southwest stages. Southwest Stages 1 to 3 are centred over the gold core. Gold grades drop until the high grade in the bottom of the next stage is exposed. Annual recoveries of copper, gold, and silver are shown in Figure 16.40, Figure 16.41, and Figure 16.42.

Figure 16.38	Ore Processing and Grade by Ore Type

Figure 16.39	Concentrate Production by Ore Type

Table 16.14	IDOP Reserve Case Production Schedule Years -1 to 28

			Year
Description	Unit	Total	-1	1	2	3	4	5	6	7	8	9	10	11	12
Open Pit Ore	Mt	962	–	13	45	27	35	32	30	39	35	32	29	37	48
Open Pit Waste	Mt	1,812	12	74	67	79	76	80	82	72	76	80	79	74	64
Total Open Pit	Mt	2,774	12	87	112	106	112	112	112	112	112	112	108	112	112
U/G Ore	Mt	436	–	–	1	1	2	4	7	13	20	25	29	29	29
Total Ore Mined	Mt	1,398	–	13	46	28	37	36	37	52	55	57	58	67	77
Rehandle	Mt	119	–	–	–	6	–	–	–	–	–	–	4	–	–
Total Material including Stockpiles	Mt	2,893	12	87	112	112	112	112	112	112	112	112	112	112	112
Total Process Feed	Mt	1,398	–	8	34	32	34	34	35	49	53	52	60	61	62
Parameter Values	NSR $/t	37.25	–	22.95	38.1	25.5	20.32	42.88	39.33	41.76	50.54	65.01	57.02	49.18	47.32
	Cu %	0.94	–	0.5	0.61	0.48	0.51	0.82	1.01	1.08	1.26	1.48	1.5	1.31	1.26
	Au g/t	0.35	–	0.38	0.95	0.58	0.25	0.83	0.31	0.31	0.44	0.75	0.41	0.31	0.31
	Ag g/t	2.09	–	1.26	1.47	1.34	1.41	1.94	2.41	2.56	2.79	3.18	2.98	2.75	2.66
	Conc kt	37,615	–	120	664	492	538	824	910	1,362	1,651	1,966	2,362	2,125	2,127
	Con Cu %	30.48	–	26.58	26.98	26.37	27.4	29.84	34.44	34.6	35.68	35.66	33.51	33.07	32.29
	Con Au g/t	10.21	–	18.43	38.46	29.9	11.97	27.42	9.64	9.2	11.09	16.19	8.39	7.26	7.21
	Con Ag g/t	63.9	–	63.81	61.84	69.77	71.29	67.07	76.87	76.68	74.39	71.93	63.24	65.34	64.26
	Con As ppm	1,365	–	291	251	354	628	383	751	686	478	546	1,965	1,809	1,847
	Con F ppm	321	–	263	302	269	233	289	289	308	308	302	312	308	321
	Copper M lb	25,276	–	70	395	286	325	542	691	1,039	1,299	1,546	1,745	1,549	1,514
	Gold koz	12,353	–	71	822	473	207	726	282	403	589	1,023	637	496	493
	Silver koz	77,282	–	246	1,321	1,103	1,233	1,776	2,248	3,358	3,948	4,546	4,802	4,465	4,394

		Year
Description	Unit	13	14	15	16	17	18	19	20	21	22	23	24	25	26	27	28
Open Pit Ore	Mt	44	41	34	35	29	28	29	32	37	45	51	54	56	34	10	–
Open Pit Waste	Mt	66	71	78	74	76	72	71	79	74	63	54	50	46	21	2	–
Total Open Pit	Mt	111	112	112	109	105	100	100	112	112	108	105	104	102	55	12	–
U/G Ore	Mt	29	29	29	29	29	29	29	26	20	14	8	1	–	–	–	–
Total Ore Mined	Mt	74	70	64	64	58	57	58	59	58	59	58	55	56	34	10	–
Rehandle	Mt	–	–	–	3	2	–	–	–	–	–	–	2	–	14	41	47
Total Material including Stockpiles	Mt	111	112	112	112	107	100	100	112	112	108	105	106	102	69	53	47
Total Process Feed	Mt	65	68	61	59	57	55	55	55	53	53	52	53	52	47	51	47
Parameter Values	NSR $/t	49.14	48.8	44.27	38.32	34.78	35.69	36.55	38.8	38.62	31.18	24.71	20.56	17.89	22.54	16.15	7.15
	Cu %	1.31	1.29	1.15	1.01	0.94	0.96	0.99	1.03	1.01	0.84	0.66	0.54	0.44	0.42	0.31	0.22
	Au g/t	0.33	0.35	0.33	0.27	0.22	0.23	0.23	0.27	0.3	0.23	0.2	0.21	0.26	0.52	0.4	0.11
	Ag g/t	2.72	2.64	2.54	2.35	2.24	2.21	2.09	2.06	2.07	1.71	1.37	1.14	1.02	1.31	1.16	0.95
	Conc kt	2,308	2,487	2,044	1,821	1,679	1,654	1,685	1,691	1,584	1,368	1,107	945	752	619	459	273
	Con Cu %	32.04	30.67	30.22	29.04	28.06	28.17	28.57	29.36	29.48	28.19	26.6	25.09	24.52	26.15	25.12	24.16
	Con Au g/t	7.38	7.7	7.98	6.89	6.06	5.98	5.86	6.65	7.81	6.77	7.33	8.7	13.33	29.86	32.85	10.87
	Con Ag g/t	63.37	59.75	62.89	63.61	62.96	60.79	56.78	55.21	56.87	54.16	51.87	49.89	53.68	77.15	92.85	108.73
	Con As ppm	1,766	2,067	1,425	1,358	1,472	1,586	1,698	1,480	1,174	1,197	1,346	1,943	1,865	430	1,058	1,483
	Con F ppm	332	341	350	365	375	363	340	344	369	367	332	277	244	215	157	81
	Copper M lb	1,630	1,682	1,361	1,166	1,039	1,027	1,061	1,095	1,029	850	649	523	406	357	254	145
	Gold koz	547	615	524	403	327	318	318	362	398	298	261	265	322	594	485	95
	Silver koz	4,702	4,777	4,132	3,724	3,399	3,232	3,075	3,002	2,895	2,382	1,847	1,516	1,298	1,535	1,370	955

Note: Minor figure differences may occur due to rounding errors.

Table 16.15	Entrée-OT LLC Joint Venture Reserve Case Production Schedule Years -1 to 18

	Total/Year	-1	1	2	3	4	5	6	7	8	9	10	11	12	13	14	15	16	17	18
Mt	27.08	–	–	–	0.05	0.16	0.10	0.05	0.03	0.04	0.04	0.10	1.29	3.63	5.87	6.87	5.48	2.67	0.65	0.06
NSR $/t	79.40	–	–	–	42.57	30.01	34.24	34.37	13.94	54.51	58.25	66.53	86.03	93.71	92.58	84.57	70.19	52.98	37.18	21.32
Cu %	1.91	–	–	–	1.68	1.22	1.40	1.34	0.60	2.13	2.37	1.77	1.99	2.20	2.19	2.02	1.71	1.34	0.97	0.59
Au g/t	0.74	–	–	–	0.68	0.45	0.48	0.55	0.20	0.91	0.76	0.74	0.92	0.91	0.88	0.78	0.60	0.41	0.26	0.14
Ag g/t	4.17	–	–	–	3.96	2.78	3.33	3.28	1.87	5.06	5.44	4.04	4.50	4.93	4.93	4.47	3.56	2.60	1.82	1.11
Conc kt	1,450	–	–	–	2	6	4	2	1	2	2	5	74	220	353	384	266	106	21	1
Con Cu%	34.57	–	–	–	33.87	27.37	33.18	35.29	24.58	34.64	37.78	31.23	33.95	36.52	36.63	35.29	32.99	29.67	25.78	21.33
Con Au g/t	12.17	–	–	–	12.58	9.21	10.34	13.18	7.55	13.46	11.00	11.96	14.09	13.84	13.36	12.36	10.80	8.73	6.76	5.08
Con Ag g/t	71.08	–	–	–	75.33	58.65	74.20	81.11	72.72	77.34	81.60	66.82	72.04	77.02	77.70	73.51	64.68	54.30	45.09	37.41
Con As ppm	391	–	–	–	1,317	936	700	551	641	782	534	1,157	681	478	388	341	310	309	349	415
Con F ppm	357	–	–	–	261	349	279	194	134	276	252	303	350	359	364	360	353	356	363	368
Copper M lb	1,043	–	–	–	1.8	4.0	2.8	1.3	0.4	1.7	1.8	3.6	53.1	160.4	258.0	277.7	189.3	73.1	13.4	0.8
Gold koz	536	–	–	–	1.0	2.0	1.3	0.7	0.2	0.9	0.8	2.0	32.1	88.6	137.2	141.8	90.3	31.4	5.1	0.3
Silver koz	3,127	–	–	–	5.8	12.5	9.0	4.2	1.7	5.4	5.6	11.3	164.2	493.2	797.9	843.7	541.3	195.2	34.1	2.0

Figure 16.40	IDOP Reserve Case Copper Production

Figure 16.41	IDOP Reserve Case Gold Production

Figure 16.42	Total Silver Recovery

17	RECOVERY METHODS

17.1.1	Introduction

The Oyu Tolgoi processing plant will commence operation with two grinding lines and two flotation lines. This is sufficient for processing ore arising from the Southwest open pit. However, when Hugo North block cave Lift 1 is developed and comes on-line a third grinding line is necessary to process the additional ore.

As the copper mineralogy changes so does the concentrate grade that can be generated and the recoveries that are expected. This complexity has led to a set of equations describing grades and recoveries for the various ore types and for copper, gold and silver.

These equations have been used as part of the mine planning process and are consequently inherent in the IDOP ore delivery schedule. Equipment selection has been based around the design criteria and the duty as determined through the ore delivery schedule.

17.1.2	IDP10 Metallurgical Parameters

The metallurgical parameters used for IDP10 were issued in Base Data Template 19. However, in preparing IDOP, the predictive formulae were revised and there revisions are now incorporated in Base Data Template 27. The relevant metallurgical data and formulae are shown in Table 17.1 to Table 17.4. These parameters were used for the IDOP10 Mineral Reserve estimate.

The parameters used for Hugo North were applied to all Hugo North including the Entrée (Shivee Tolgoi) ore. Although only limited testwork has been carried out on the Entrée-OT LLC Joint Venture area it is considered that the results indicate the Entrée area is similar to the rest of Hugo North.

The throughput rate algorithm is as used in IDP10 and was developed by SGS from regression analysis of CEET simulation runs for 30,000 SW blocks over Years 1 to 30 and the SGS database of projects. This formula was applied to all the blocks in the mining model and used for production scheduling.

The formulae in Table 17.1 to Table 17.4 are as used in IDP10 and have been incorporated with updated operating cost estimates in Base Data Template 27. The throughput algorithms continue to be used for mine scheduling in the IDOP (including the MP01 mine plan).

Table 17.1	Base Data Template 27 Copper Recovery

All Ores
a*[(b*CuF)/(1+b*CuF)] * [1-exp(-b*CuF )]
SW and CENTRAL Chpy a = 98 b = 12.2	HN and HS a = 95 b = 15	CENTRAL Cov a = 85 b = 15	CENTRAL Cct a = 82 b = 15

Table 17.2	Base Data Template 27 Gold Recovery

All Ores
9.8 + 0.8 * (Cu Recovery)

Table 17.3	Base Data Template 27 Silver Recovery

All Ores
13 + 0.8 * (Cu Recovery)

Table 17.4	Base Data Template 27 Copper in Concentrate

SW and CENTRAL Chpy	HN and HS	CENTRAL Cov and Cct
-3.6 * (Cu:SF)2 + (12.8 * Cu:SF) + 22.5	2.9 * (CuF) + (11.4 * Cu:SF) + 15.3	25

The throughput rate algorithm shown in Table 17.5 was developed by SGS from these relationships and the SGS database of projects. This formula was applied to all the blocks in the mining model and used for production scheduling.

Table 17.5	Plant Throughput Rates

P80=113 * Ci0.26 * SPI-0.60 * BM0.88
max P80 220 µm
t/h (instantaneous)=29320 * Ci0.19 * SPI -0.36 * BM -0.24
max throughput = 5,500 t/h

17.1.3	Metallurgical Predictions

The metallurgical predictions for throughput, metal recovery and concentrate grade have been modeled by experts in their field and validated through peer review.

17.1.3.1	Throughput Modeling

60” x 113” FFE Primary Gyratory Crusher – FFE Model

The 60” x 113” Primary Crusher throughput estimate was based on a FLSmidth model and is provided in their September 2006 Performance Warranty. The ROM blasting requirement and primary crusher feed size was taken from Scott Mine Consulting Services – Blasting Requirements for the Oyu Tolgoi Open Pits 15NOV04 report.

The crusher work index was based on laboratory scale testwork conducted at Lakefield Research and AMMTEC.

●	t/h = 4,880 (with crusher work index of 19.9 kWh/t and F80,500 mm, throughput range 4,250 to 5,350 t/h). Fluor design criteria = 5,293 t/h.

●	P80 = 152 mm (range 140–152 mm).

SAG, Pebble Crusher and Ball Mills – SGS CEET Model

SGS’s CEET model was used to predict throughput based on laboratory scale ore characterization carried out at Lakefield Research and AMMTEC. The CEET model predictions were verified by JKSimMet modeling and pilot plant testwork. The geostatistical block model was populated with the hardness values to predict throughput by ore type and mining period. The throughput and grind algorithms applied to the block model are shown above in Table 17.5.

AMEC Minproc concluded that the SGS predictions were justified and used their predictions in the IDOP reserve model.

17.1.3.2	Flotation Modeling

Optimum Primary Grind

In IDP05, primary grind size determination analysis was carried out for each of the production-period composites from the Southwest, Hugo South, and Hugo North deposits and the ore-type composites from the Central deposit. AMEC Minproc concluded that the IDP05 predictions were appropriate. In 2007, Aminpro validated the primary grind sizes of the existing ore types, and made additional predictions for the new HN-SLC and Entrée reserves. The criterion for P80 selection was the size that resulted in the highest project net present value (NPV).

The plant design is based on the optimum grind of Southwest and Hugo North. With the power requirement set to achieve an optimum grind, throughput-grind trade-offs were conducted through optimizing production scheduling.

Table 17.6	Optimum Primary Grind Size for Each Ore Type (P80)

Deposit/Composite	IDP05	Aminpro 2007
Southwest	180	180
Hugo South	150	–
Hugo North	140	116
Central (average)	138	179
SLC (average)	–	125
Entrée (average)	–	133

Another review of optimum grinds was conducted by OT LLC and AMEC in 2011 using updated metal prices and head grades.

The primary source document for capacity prediction for the current grinding circuit is SGS Mineral Services’ “Comminution Section for Oyu Tolgoi June 2007 IDP,” which states that the grinding circuits will be SAG-mill limited for 75% of the time with SW ore. SGS predicted that capacity could be increased by another 4,000 t/d in this period by increasing closing screen aperture from the current design of 13 mm to 17 mm, and by another 3,500 t/d by increasing ball charge from 15% to 17%. The net 7,000 t/d increase, if achieved as modelled, would be sufficient to meet the 96,000 t/d average in Years 1 to 3 after the initial ramp-up

In the current study, it is considered unrealistic to expect a new plant with 80% to 90% national hire of generally inexperienced personnel to operate so closely to the design limits of a grinding circuit immediately after the initial ramp-up. The mill shell is structurally capable of accepting a 20% ball charge, but measurements are imprecise, and caution is recommended until media wear and liner wear are predictable and instrumentation is known to be reliable by field calibration on each shutdown and grind-out. Despite the advantages in terms of NPV and IRR, it is unusual to promote a base case in which a plant is run over the nominal capacity so soon after start-up.

The Phase 2 expansion for Hugo North is modelled as a simple 50% power expansion from a nominal 96,080 t/d with 9% HN to 160,000 t/d of blend with 85,000 t/d (53%) of HN. A 50% increase in applied power yields a 66% increase in average throughput when combined with softer underground ore. The highest capacity years are in 2025 (68 Mt), seven years after start-up of the third line on 1 March 2018. At this time, the soft Central chalcocite and covellite ores, with the contribution of 43% medium-soft Hugo North, allows for peak high milling rates at an average flotation feed sizing of 207 µm. Tonnages are constrained to 8,750 t/h for three lines and 5,500 t/h for two lines (as per Table 17.5) for the overall throughput in the mine scheduling process. With this constraint imposed, 200,000 t/d will be milled in 2025 only, equivalent to 130,000 t/d on a two-line basis.

At present, however, the design criteria have a design volumetric limit of 110,000 t/d for the two-line concentrator. Because the SAG mills are not power-limited on Central ore, it is expected that this tonnage can be processed in 2025 after 13 years of operating experience on the Phase 1 circuits and 7 years of experience with the Phase 2 circuits. When the available SAG power is not a limitation, it is possible to use the upset flow volumetric design point of 60,000 t/d for a single SAG mill and 180,000 t/d for the three line circuit post-2018. The volumetric flows in grinding and flotation in 2025 fall within design limits when ball mill cyclone feed and overflow densities are increased by about 3% solids so that the circulating loads are decreased and the grind is coarsened from 180 to 200-210 μm.

AMMTEC estimated the lost operating margin by coarsening a 180 μm grind to 200 μm at $0.12/t for Central covellite ore and $0.50/t for Central chalcocite ore. It will clearly be cashflow positive to mill the additional tonnage available from the mine schedule. Since the capital costs for Phase 1 are effectively sunk, these losses will be taken into account when considering overall project NPV and the overall capacity of Phases 1 and 2 in the feasibility study. A further round of primary grind optimization will be undertaken on HN, SW, and Central ores based on updated economic parameters from the control estimate and the latest project metal price forecasts.

Optimum Regrind Size

A metallurgical prediction of the optimum regrind size was carried out for IDP05, by AAJV and later data analysis was carried out by AMEC Minproc and Aminpro. The grind size was further reviewed in 2011 by OT LLC. The optimum regrind size is based on a recovery-concentrate grade trade-off, and the production of a saleable concentrate including impurities.

Table 17.7	Optimum Regrind Size (P80 µm)

Deposit/Composite	IDP05*	AMEC Minproc	Aminpro 2007**	OT LLC
Southwest	25	25	45	30
Central	25	–	–	30
Hugo North	25	30	45	30
Hugo South	25	–	–	–

* Production composite sample of Southwest, Central, Hugo North and Hugo South.
**Production composite modeling of 2008 production schedules.

Aminpro’s prediction of the number of regrind mills for the 96,000 tpd Phase I plant is four to six VM 1500 HP mills and this will achieve Amipro’s target regrind sizes. AMEC Minproc’s prediction is eight mills based on the finer regrind sizes. AMEC Minproc has estimated that four regrind mills will be capable of achieving average regrind P80 values of 37 to 40 µm.

In August, Crescent Technologies Inc., the Owner’s project management consultant for the concentrator design, requested Owner’s input to the design criteria. The expansion study team carried out a review of past work and commissioned additional QEM.SCAN work on SW and HN composites. It was concluded that a 30 μm regrind would initially require six mills and would yield a payback of one year, based on improved grade/recovery response and reduced fluorine penalties. An analysis of past variability testwork also indicated wide scatter around the mean value for fluorine recovery used in the mine model to predict fluorine in concentrate at a given regrind level. Regrind to 30 μm would yield a 20% reduction in mean fluorine content relative to a 40 μm regrind and would reduce the concentrate storage and blending requirements needed to avoid occasional rejections on shipments above 1,000 ppm. The work is reported in an OT LLC memorandum, with accompanying spreadsheets and Powerpoint presentation (“Review of the optimum regrind level and the initial number of regrind mills to be installed for processing of Oyu Tolgoi’s Southwest Orebody,” 14 June 2010).

While the Phase 1 regrind power requirement is based on the Owner’s team prediction, space for an additional five regrind mills is provided in the layout. This is likely to be enough to accommodate all the regrind required in the Phase 2 expansion case but is an area of ongoing metallurgical testwork on the Hugo north composites now being tested.

Fluor has included the capital cost of six mills in the October 2010 control estimate for construction.

17.1.4	Flow Sheet Development

Flow sheet development began with IDP05 for a 70,000 tpd concentrator capable of producing 1,900 tpd of concentrate. IDP05 also included a Phase II 85,000 tpd concentrator. In 2008, the plant’s processing rate was increased to 96,000 tpd with a concentrate production rate of 2,850 tpd. A Phase II plant expansion to a 160,000 tpd is planned in production Year 6.

The current Phase I 96,000 tpd plant will further be described as the IDOP flow sheet.

17.1.4.1	Comminution

IDP05

Laboratory-scale hardness testwork was conducted at MinnovEX and AMMTEC. In addition, a SAG pilot-plant test program was carried out at SGS-Lakefield. Circuit simulation work was conducted with CEET and JKSimmet. Details of the testwork and modeling are provided in IDP05. Figure 17.1 provides the overall IDP05 comminution testwork plan.

Figure 17.1	Overall IDP05 Comminution Testwork Plan

Figure 17.2 and Figure 17.3 are a summary of the ore hardness frequency distributions for Southwest, Hugo North, Central and Hugo South.

Figure 17.2	Cumulative Frequency Distribution of SPI Values Over the Southwest, Central and Hugo Deposits (2003 to 2005 Testwork Program)

Figure 17.3	Cumulative Frequency Distribution of BWI Values Over the Southwest, Central and Hugo Deposits (2003 to 2005 Testwork Program)

After running the CEET model with a number of circuit alternatives, the optimum IDP05 grinding flow sheet was based on a single SAG line utilizing the largest commercially proven mills, with secondary and pebble crushers, and utilized the maximum installed power. Subsequent testwork and simulation was performed to validate the choice and predict the throughput at the desired primary grind for the different ore deposits. Figure 17.4 provides the IDP05 flow sheet.

Figure 17.4	IDP05 Grinding Circuit for Oyu Tolgoi Project

Production Scheduling and Geostatistics on Ore Hardness Data

SGS Minerals Services conducted a geostatistical study of the grindability data from the Southern area of the Oyu Tolgoi Project comprising the Oyu Tolgoi Projected open pit areas known as Southwest, South, Central, and the Wedge (between Southwest and South). The geostatistical study was conducted by Michel Dagbert of Geostats International in conjunction with Ivanhoe geologist, Stephen Torr, who had already conducted his own study. The hardness data was distributed to each mine block and annual mining periods according to the details of the geological and mine plans.

For the Southern Open Pit area, 219 useable samples that were tested for SPI, Bond Work Index and Crusher Index measurements were available for the geostatistics study. These 219 samples were used to estimate 59,661 ore reserve blocks, representing a total tonnage of about 930 Mt. It was found that the grindability values could be attributed to most blocks with reasonable precision.

The geostatistical study determined hardness SPI and BWi values for each year of processing the ore. In this manner, the throughput and grind was determined by production period.

IDOP Flow Sheet – 96,000 tpd Concentrator

Development of the Phase I and Phase II 2009 flow sheet was conducted with the same laboratory ore hardness data from Southwest and Hugo North.

In November 2005, the comminution circuit was changed to a conventional SABC and documented in Fluor’s 2005 Review and Strategic Plan (RSP); Technical Decision Memorandum, TDM003. This change led to the removal of secondary crushing and increased the 40’ SAG mill motor from 24.6 MW to 28 MW. The decision reduced capital cost and increased revenue. It was also felt that the conventional SABC was a lower production risk to the less conventional secondary crushing SAG circuit. This decision was made after IDP05, and maintained the plant capacity at 70,000 tpd.

In October 2006, a decision was made to increase the plant capacity from 70,000 tpd to 96,000 tpd. The increase in plant capacity led to a second change in circuit configuration documented in Fluor’s PCN 21. The circuit remained as a SABC but changed from a single grinding line to a dual grinding line. This change increased the throughput rate and capital cost, and also the revenue and economic benefit. Additionally, it was felt that a second grinding line would also reduce the production risk through increased equipment redundancy.

The above changes were modelled and again optimized by running CEET. The new optimum flow sheet consists of two SAG mills in parallel, as shown in Figure 17.5. The two SAG mills are each 38 ft diameter and most of the simulations conducted to date have assumed a 21 ft EGL mill drawing peak power of 18.2 MW and maximum sustainable power (over periods of a few hours on hard ore) of 17.25 MW. (The SAG mills are assumed to have 20 MW motors with a service factor of 1.0.) The four ball mills have been assumed to draw a total of 43.3 MW (10.83 MW each) with two 5.7 MW motors per mill (11.4 MW total installed power per mill, 45.6 MW installed power for four mills) with motor service factors of 1.0.

Figure 17.5	IDOP Grinding Circuit Flow Sheet

The Phase II flow sheet increases the grinding lines from two to three and is an identical SABC configuration of Phase I.

Predictions for Hugo North, Hugo South, and Entrée

The results from the geostatistical distribution of the grindability data from the Southern open pit areas and the CEET block output for each of the 59,661 ore blocks were used to establish useful correlations between SPI, Ci and BWI and predicted tph and P80 for the specific 2-line grinding circuit option, as described above.

For initial prediction purposes, these correlations present a rapid means of tph and P80 estimation for Hugo North (SLC S1, S2 and S3), Hugo South and Entrée samples for production forecasting purposes, prior to additional testwork and geostatistics being completed on these deposits.

Again, the throughput and grind by period were determined with the geostatistical block model populated with the ore characterization hardness data.

IDOP Equipment Requirements

A comparison of the IDP05 and IDOP flow sheet equipment is provided in Table 17.8.

Table 17.8	Flow Sheet Equipment Comparison

Flow Sheet	IDP05		IDOP
	Phase I	Phase II	Phase I	Phase II
Ore, ‘000 t/d	70	85	96	160
Feed Grade, %Cu	0.67	2.28	0.66-2.28	0.92
Primary Crusher	1	1	1	2
	1.52 m x 2.26 m gyratory, 600 kW		1.52 m x 2.87 m gyratory, 746 kW	New Underground crushers but not considered in Process CAPEX
Secondary Crusher	2	2	-	-
	MP1000; 746 kW		–
SAG Mill	1	1	2	3
	12.2 m dia x 7.47; 24.6 MW		11.6 m dia x 6.9m, 20 MW
Pebble Crusher	2	2	3	5
	MP1000; 746 kW		MP1000; 746 kW
Ball Mill	2	2	4	6
	8.2 m dia x 13.1 m, 18.6 MW		7.3m dia x 11m, 11.4 MW
Rougher Flotation	2 x 7	3 X 7	4 x 8	6 x 8
	160 m3 Tank Cells		160 m3 Tank Cells
Regrind Mill	4	8	6 - 8	12
	Vertimill VTM 1500, 1119 kW		Vertimill VTM 1500, 1119 kW
Cleaner Flotation	2 x 4	3 x 4	3 x 4	6 - 6 x 4
	160 m3 Tank Cell		160 m3 Tank Cell
Cleaner Scavenger Flotation	2 x 4	3 x 4	3 x 4	6 - 6 x 4
	160 m3 Tank Cell		160 m3 Tank Cell
Column Flotation	4	8	4-8	12
	4.5m dia x 14m Column Cell		5.5m dia x 16m Column Cell
Con. Thickeners	2	3	2	4
	20m dia High Rate		20m dia High Rate
Concentrate Filters	2	3	2-3	4
	144 m2 Pressure FIlter		144 m2 Pressure Filter
Tails Thickeners	2	3	2	3
	125 m dia Conventional		85 m dia High Compression

17.1.4.2	Flotation

IDP05

The IDP05 flotation flow sheet was developed based on the metallurgical test program conduced between 2001-2005 at SGS-Lakefield and AMMTEC. The results from locked-cycle tests were analyzed to derive kinetic data, and modified flotation tests (MFT) were performed on the seven production-period composites from the Southwest deposit for MinnovEX’s FLEET simulator. MinnovEX also performed rougher-cleaner tests, based on a single-stage rougher and three-stage cleaner circuit, and used FLEET to determine cleaner kinetics. Conventional and Column Pilot Scale tests on Southwest and Hugo North verified the FLEET results.

●	Rougher flotation – three banks of seven 160 m3 cells, 26 minute residence time.

●	Regrind – (4) VTM 1500, P80 25 µm.

●	First cleaner – two banks of four 160 m3 cells, 28 minute residence time.

●	Cleaner scavenger – two banks of four, 160 m3 cells, 34 minute residence time.

●	Recleaner columns – four columns, each 4.5 m diameter, 22 minute residence time.

Details of the metallurgical testing program and FLEET modeling are provided in IDP05 Appendix 10.A.

2009 Startup Flow Sheet

Amelunxen Mineral Processing (Aminpro) also reviewed and validated the MinnovEX flow sheet and equipment. Aminpro established flotation kinetics from the original AMMTEC locked-cycle testwork on the seven production-period composites, and the additional 2006 cleaner tests conducted at SGS. The Aminpro-Flot Simplex (AFS) model was based on rougher and cleaner kinetics derived from standard laboratory testwork and was calibrated to laboratory locked cycle testwork (LCT). The resultant kinetics indicated lower rate constants than those developed by MinnovEX. Slower kinetics lead to an increase in the size of the flotation circuit.

The AFS model was set up to treat a nominal plant feed of 100,000 t/d. The number of rows and cells per row were determined through trials observing the performance of the circuit and measuring the outcome by estimating the Net Smelter Return on a per-ton of feed basis. This approach led to the formulation of a circuit that operated at the highest economic returns.

Aminpro recommended an identical flow sheet to IDP05 with the following equipment:

●	Three rows of eight 160 m3 roughers.

●	Four regrind vertimills, 45 µm grind.

●	Two rows of four 160 m3 first cleaner cells.

●	Two rows of four 160 m3 cleaner-scavenger cells.

●	Four 5.5 m diameter x 16 m cleaner columns.

Aminpro confirmed that the flow sheet proposed by MinnovEX is both adequate and robust and will handle large fluctuations in ore grades and tonnages. The AFS model was used for development of the 2009 flotation flow sheet, equipment requirements, and mass balance, and also to validate the metallurgical predictions and production schedule.

After Fluor’s design review of the 2009 flow sheet, an additional row of roughers and an additional row of cleaners and cleaner scavengers was added to the flow sheet for hydraulic constraint reasons. The 2009 flow sheet major equipment is provided below, and the 2009 flow sheet is provided in Figure 17.6:

●	Rougher flotation – four banks of eight 160 m3 cells, 25 minute residence time.

●	Regrind – four VTM 1500, 45 µm regrind.

●	First cleaner – three banks of four 160 m3 cells, 12 minute residence time.

●	Cleaner scavenger – three banks of four, 160 m3 cells, 14 minute residence time.

●	Recleaner columns – four columns, each 5.5 m diameter.

IDOP Start-up Flowsheet

The IDOP flowsheet is shown in Figure 17.6 and is the same as the 2009 circuit but with the addition of two more VTM 1500 regrind mills to achieve a 30 µm sizing for new feed to the cleaning circuits, as described in Section 17.1.3.2. The additional liberation minimizes the potential for rejection of concentrate due to fluorine content beyond the specification for import and allows for a reduction in circulating load around the cleaning circuits. This reduction will allow higher head grades to be treated than those in the current design, which will increase the amount of Hugo North ore that can be processed before the cleaning circuits require additional banks of cells.

Figure 17.6	IDOP Flow Sheet

AMEC Minproc has reviewed the circuit proposed by Amipro and Fluor and found it to be adequate to achieve the design criteria at plant startup. As production schedules used by Fluor and Amipro were superseded by ongoing AMEC Minproc activity the expansion options evaluated by Fluor and Amipro were also superseded.

Expansion Equipment Requirements

AMEC Minproc developed a calculation methodology designed to interact with the annual mine production schedule outputs to estimate year by year process equipment requirements. The basis of the calculations was to continue to meet the process design criteria specific to the process area as outlined in Fluor’s Process Design Criteria DC-25-002, Rev C.

These calculations relied upon the following data from the schedule IDOP Reserve Case:

●	Plant feed tonnage

●	Rougher concentrate production tonnage

●	Final concentrate production rate

●	Final concentrate grade predictions

●	Tailings tonnage

The predicted equipment requirements are summarized in Figure 17.7. Note that regrind mill predictions are based on achieving a 40 µm P80. The equipment numbers in 2013 correspond to the numbers arrived at in Fluor’s 2009 design review.

Figure 17.7	IDOP 2010 Equipment Requirements Based on MP01

The predicted equipment requirements are summarized in Table 17.9. Note that regrind mill predictions are based on achieving a 30 µm P80 regrind on Southwest ore and a 40 µm P80 regrind on Hugo North ore.

Equipment requirements for Year 1 to Year 9, the last year of predicted equipment purchase, are shown in Table 17.9. Capital costs have been distributed between one and three years in advance of operational status.

Table 17.9	Major Equipment Number Requirements IDOP Reserve Case

Year of Operation	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9
Grinding lines	2	2	2	2	2	2	3	3	3
Regrind mills	6	6	6	6	6	8	10	10	10
Rougher Flotation	4	4	4	4	4	4	6	6	6
Cleaner Flotation	3	3	3	3	3	3	6	6	6
Cleaner Columns	4	4	4	4	6	8	12	12	12
Conc Thickeners	2	2	2	2	2	2	4	4	4
Conc Slurry Storage	2	2	2	2	2	3	3	3	3
Pressure Filters	2	2	2	2	2	3	4	4	4
Conc Storage in kt	16	16	16	16	16	48	48	48	48
Tailings Thickeners	2	2	2	2	2	2	3	3	3

17.1.5	Further Work

A Feasibility Study will be conducted to determine the requirements and costs of the concentrator expansion to add a third grinding line and increase plant production by approximately 50,000 t/d. The work will include an analysis of comminution options and further characterization of the ore types from the various deposits. The aspects to be investigated are listed below

17.1.5.1	Plant Design/Production Scheduling

Throughput/Comminution:

•	Phase 2 160,000 t/d design criteria.

•	Additional HN ore hardness characterization/representation.

•	Estimation of the optimum primary grind using the economic model parameters, CEET, FLEET, and liberation data.

•	Estimation of the optimum SAG mill/ball mill power split.

•	Primary crusher feed size (blasting) and product size (OSS) optimization, together with SAG feed size optimization (CEET).

Roughers

•	Collector, frother, and pH optimization

•	Blending opportunities – Southwest with Hugo North

•	Arsenic/enargite depression testwork on high As zones (Hugo North and Central)

•	FLEET modelling

Cleaners

•	Hugo North regrind size and cleaner kinetics optimization.

•	Optimization of fluorine liberation and rejection.

•	Arsenic/enargite depression testwork on high As zones (Hugo North and Central).

•	FLEET modelling for cleaner and cleaner-scavenger sizing optimization.

•	Circuit reconfiguration to use excess SW cleaner capacity to treat high-grade ore.

•	Update locked-cycle versus open circuit cleaner performance.

General

•	Simulation of process water quality.

•	Impact of reclaim water (process + raw water) on flotation performance.

•	Refinement of the metallurgical performance algorithms in the block model.

•	Extended variability work on HN composites in conjunction with block cave schedule.

•	Production of additional tailings samples for further humidity cell testing on Southwest, Hugo North, Central, and blends over a wider range of ore types.

17.1.5.2	Reserve Ore Characterization/Feasibility Studies

Central

Confirmatory testing of all three Central ore types will be conducted, including locked-cycle, synergy, and variability.

Hugo South

Although Hugo South is not included in the MP01 schedule, it is a potential component of alternative schedules. A metallurgical program is required for Hugo South to bring it to feasibility study standards.

Heruga/Molybdenum Recovery

As with Hugo South, the Heruga deposit is not part of MP01 schedule. Ongoing pre-feasibility studies of Heruga are in progress. The molybdenum head grades for Heruga are substantial, and the economic viability of its separation from the other valuable minerals should be investigated.

17.2	Tailings

The current design for the tailings storage facility (TSF) at Oyu Tolgoi has been produced by Klohn Crippen Berger (KCB) in a report dated November 20101. The following sections provide a summary of the tailings storage at Oyu Tolgoi.

17.2.1	Design Criteria

17.2.1.1	Tailings production

The current TSF is designed to store approximately 720Mt of tailings. The tailings production rate is expected to reach 34 Mtpa or close to 100,000 tpd after an initial ramp up period of 12 months. A production increase in 2018 is expected to increase the tailings production rate to 60 Mtpa or close to 170,000 tpd.

17.2.1.2	Tailings properties

The tailings properties integral to the design of the TSF are detailed in Table 17.10.

Table 17.10	Tailings Properties

Solids Content (w/w)	Disposal	64%
	Post Settlement	75%
PSD	Sand	42.7%
	Fines	57.3%
Specific Gravity		2.8
Density (t/m3)	Initial	1.4
	Average	1.5
Tailings Slope		1%
Angle of Friction		34°

17.2.1.3	Design Guidelines

In the absence of Mongolian standards for the design of tailings facilities or water retaining dams, Canadian standards have been adopted for guidance in selection of design criteria for the Oyu Tolgoi Project. The Canadian Dam Association (CDA, 2007) has developed a classification scheme, in its “Dam Safety Guidelines 2007”, that were used to provide guidance on the “standard of care” for design of dams.

The TSF has been designed with a “High” consequence classification according to CDA (2007). Corporate and political impacts of a TSF failure to the Oyu Tolgoi Project and the Owner are difficult to quantify and likely pose the highest consequence, which may be higher than the consequences considered by CDA (2007). An increase in consequence classification will have minor impact on seismic and flood management designs. However, the selected design earthquake Maximum Credible Earthquake (MCE) is suitable for “Very High” to “Extreme” categories. Likewise, larger flood events are not expected to cause catastrophic failure of the TSF.

1 Klohn Crippen Berger, 2010 Tailings Storage Facility Updated Feasibility Study Design , November 2010

17.2.1.4	Topography

The project is located in the southern Gobi desert near elevation 1180 masl. The surrounding topography is very flat with low rising hills up to elevation 1350 masl within 40 km of the site. The surface gradient within the tailings impoundment area is in the order of 0.3% and drainage is towards the southeast. The main regional drainage is the Umdai River, approximately 2 km west, which flows southward during periods of rainfall.

17.2.1.5	Climate

The climate is arid with an average annual rainfall of 64 mm and potential evaporation of 2,340 mm. The 1:1,000 year 24 hour rain event is 105 mm, whilst the 30 day Probable Maximum Precipitation (PMP) is 600 mm. Winds are generally less than 10 m/s; however, higher winds occur 8% of the time with major dust storms occurring on a weekly to monthly basis.

17.2.1.6	TSF Foundation

The soils in the TSF area are mainly ancient remnant soils, with some recent surficial alluvium and aeolian soils. The dominant soil in the TSF area is the Cretaceous clay, which was deposited in a lake environment during the Cretaceous period. The clay overlies weathered bedrock and there are transition soils consisting of colluvial clay/weathered rock and sandier clay soils.

In descending order, the sub-surface soil profile within the TSF area consists of the following three main geotechnical units:

•	Unit 1 - fluvial and aeolian deposits.

•	Unit 2 - Cretaceous clay.

•	Unit 3 - weathered bedrock and residual soils.

Unit 1 - Fluvial and Aeolian Sands:

A thin layer (20 cm) of aeolian (wind-blown) silt-sand deposits covers most of the TSF area. Fluvial (water-transported) deposits associated with the ephemeral creeks occur in topographical low areas in the northern part of the TSF and along the Center Dyke. The fluvial deposits are a mixture of well-graded sands with less than 10% fines and silty sands, locally extending up to 4 m depth. The loose, clean sands could be susceptible to liquefaction during earthquake loading if saturated.

Unit 2 - Cretaceous Clay:

Cretaceous clay is the dominant foundation soil in the TSF area, underlying approximately three quarters of the embankment and impoundment footprint. This unit is a heterogeneous blend of high plasticity clay and intermediate plasticity clay, with discontinuous zones of clayey sand up to 2.3 m thick. The discontinuous sand zones were generally found to result in perched water tables overlying locally saturated clay. The Cretaceous clay unit is deepest towards the north, up to 30 m deep. The thickness of the Cretaceous clay thins towards the south west. The clay layer becomes discontinuous over rising bedrock near the south. The Cretaceous clay thickness has a large influence on the dam foundation strength, pore pressure response and stability. While the Cretaceous clay deposits are deepest towards the north end of the TSF, samples of equally high plasticity can be observed in the southwest and southeast embankment foundations, suggesting a relatively homogeneous distribution of the high plasticity clays. These high plasticity clays of the Cretaceous clay unit are of primary concern to the TSF design.

Unit 3 - Residual Soil and Weathered Bedrock:

Beneath the Cretaceous clay and above the intact bedrock lies a transitional unit comprising weathered bedrock, residual soils and layers of clay and sand and gravel. The unit is characterized by a gradually increasing coarsening of particle size with increasing depth. These soils are very dense, typically 2 m to 10 m thick, and vary from low permeability highly weathered bedrock to moderate permeability fractured, slightly weathered bedrock. The weathered bedrock overlies fresh, low permeability bedrock.

17.2.1.7	Seismicity

The Project is located far away from the major plate boundaries and high seismic activity areas, including the Gobi-Altai fault system located northwest of the project site. The seismic activity north, east and south of the project site is generally low. However, two known active faults in the vicinity of the project site were identified by Research Center of Astronomy and Geophysics of Mongolia (RCAG) during field investigation. These faults, the Tavan Takhil fault and Borzon fault, are located approximately 18 km and 120 km, respectively, from the project site and are capable of generating magnitude M7 earthquakes. The return period of the characteristic earthquake on the Tavan Takhil fault estimated by RCAG is 2250 years.

A deterministic seismic hazard assessment (DSHA) was conducted to establish ground motions corresponding to the MCE. Based on the assessment, the MCE acceleration spectrum with a Peak Ground Acceleration (PGA) of 0.32 g for the project site due to an M7 earthquake on the Tavan Takhil Fault is established. A suite of ten time histories from past earthquakes satisfying various selection criteria are selected and modified to match the MCE target spectrum. These modified time histories are used in the seismic deformation analyses of the TSF.

17.2.2	TSF Design

The current proposed location for the TSF is 1 km to the east of the pit area. It will be constructed as two adjacent cells (Cell 1 and Cell 2), each approximately 2,000 m long by 2,000 m wide. Each side of these cells will be formed by an earthfill and rockfill embankment dam, up to approximately 70 m high. This design is capable of storing the required 720 Mt of tailings, with potential to expand to store 1,500 Mt of tailings through additional cells to the north and east. Each cell will contain three internal and parallel splitter dykes forming four subcells of 500 m by 2,000 m. Cell 1 will be constructed initially and store tailings for approximately 5 to 6 years, at which point Cell 2 will be constructed. After Year 6, tailings will be deposited into Cell 1 and Cell 2 until both cells reach an equal and final height. Tailings will be spigotted from the west side of the TSF (Southwest and Northwest embankments) and form a beach at an estimated slope of 1% towards the east side. Tailings supernatant water will be collected in a reclaim pond that will be managed in one corner of each cell, and be recycled to the mill.

A starter dam is required to commission the facility and to form the basis for the geometry of the impoundment. The starter dam will be constructed from locally borrowed earthfill. During operations, the embankment raises will be constructed from three categories of mine waste rock, in addition to local clay borrow materials. These construction materials are listed below:

•	Oxide waste rock and overburden

•	Sedimentary rock

•	Random waste rock

•	Borrow Clay

17.2.2.1	Embankment Design

All TSF embankments will be raised using the centerline or a modified centreline raising geometry with the exception of Reclaim Pond section which will be raised using downstream raising geometry. The centreline inclination angles may be adjusted during operations to suit differing tailings conditions, to provide stable crest raises and minimize dam fill.

The starter perimeter embankments will have a downstream slope of 2.5H:1V and are founded on residual soil or weathered bedrock foundations. As the dams are raised, rockfill toe buttresses will be added to embankment sections over Cretaceous clay foundations. Buttresses will range from 50 m to 250 m wide depending on the clay thickness and embankment location. The resulting overall downstream slopes will vary from 3.2H:1V to 6.5H:1V (measured crest to toe). Shear strength parameters have been selected from laboratory testing and applied to the design sections to optimize fill quantities around the TSF. The final geometry may be refined further during construction based on observations made on foundation responses (pore pressure and deformation) and to results from any test fills.

The TSF perimeter embankments are divided into three primary cross-section design types shown in Figure 17.8 and summarized as follows:

1.
Dry Section: The upslope-1500 m length of the South, Centre and North embankments, and the entire Southwest and Northwest embankments. This section will be constructed with an upstream-inclined centreline, using tailings to partially support each crest raise and reduce the embankment volume.

2.
Wet Section: The downslope-500 m length of the South and North embankments, 250 m length of the Centre embankment between dry and wet reclaim pond sections, and the outer 1,500 m length of the Southeast and Northeast embankments where tailings supernatant and finer, wetter tailings will be against the embankment from 25% to 75% of the cell’s full cycle time. This section will be raised using the centreline approach to improve constructability of crest raises.

3.
Reclaim Pond Section: The 550 m length of the Southeast and Northeast embankments adjacent to the reclaim pond, and downslope-250 m length of the Centre embankment where there will be a minimum 3 m deep water pond directly against the upstream face of the embankment at all times during operation of the tailings cell.

Figure 17.8	Design Sector Locations

The design cross-sections are divided into material zones which will be constructed using different materials and placement methods. Table 17.11 summarizes the material zones used in the design cross-sections, and their primary specifications.

Table 17.11	Material Zone Specifications

Zone	Material Type	Maximum Lift Thickness	Gradation
Zone A	Clay Borrow	300 mm	>25% fines
Zone B1	Oxide and Overburden Waste	300 mm	15% to 25% fines
Zone B2	Oxide and Overburden Waste	600 mm	5% to 15% fines
Zone C	Sedimentary Waste Rock	2 m	0% to 5% fines
Zone F1	Random (NAF/PAF) Waste Rock	5 m	none specified
Zone F1	Random (NAF/PAF) Waste Rock	10 m to 20 m	none specified

Dry Section

The general and center dam dry design sections are shown in Figure 17.9 and Figure 17.10 respectively.

Figure 17.9	Typical Dry Section – General

Figure 17.10	Typical Dry Section – Centre Dam

The center dam has been modified to incorporate the ongoing raising of the adjacent cell. The sections include the following zones, from upstream to downstream:

•	Zone B2 (Oxide Waste Rock): 7 m wide filter zone adjacent to tailings.

•
Zone F1 (Random Waste Rock): 20 m wide controlled-placement downstream shell zone to limit the lift thickness discrepancy between the bulk downstream placement of rockfill and the more controlled filter zone construction.

•	Zone F2 (Random Waste Rock): Bulk downstream shell placed by the mining equipment fleet in 5 m to 20 m thick lifts, to fit with open pit production and waste schedules.

•
Zone C (Sedimentary Waste Rock): Minimum 2 m thick drainage blanket to separate Random fill from PAF waste rock from the foundation, for long term closure concerns of potential infiltration of precipitation or surface run-off.

Wet Section

The wet design section is shown in Figure 17.11.

Figure 17.11	Typical Wet Section

This embankment section includes the following zones from upstream to downstream:

•	Zone B1 (Oxide Waste Rock): 5 m wide fine filter zone.

•	Zone B2 (Oxide Waste Rock): 8 m wide coarse filter zone.

•	Zone F1 (Random Waste Rock): 20 m wide controlled placement downstream shell.

•	Zone F2 (Random Waste Rock): Bulk downstream shell placed by the mining equipment fleet in 5 m to 20 m thick lifts, depending on the dam geometry.

•
Zone C (Sedimentary Waste Rock). Minimum 2 m thick drainage blanket to separate random fill from PAF waste rock from the foundation, for long term closure concerns of potential infiltration of precipitation or surface run-off.

If gradation control proves problematic, or if significant water ponding occurs along the wet sections of the impoundment, a geotextile may be required on the upstream side of Zone B1.

Reclaim Pond Section

The reclaim pond design section is shown on Figure 17.12.

Figure 17.12	Typical Reclaim Section

The reclaim pond embankment section will include the following zones from upstream to downstream:

•	Zone A (Clay Borrow): 5 m wide low permeability core zone compacted in 300 mm lifts to 95% of Std. Proctor maximum density.

•
Geotextile: Required to prevent piping of tailings. If the gradation and quality control prove sufficient to provide filter compatibility between Zones B1 and Zone A/tailings, the geotextile will not be required.

•	Zone B1 (Oxide Waste Rock): 5 m wide fine filter zone.

•	Zone B2 (Oxide Waste Rock): 8 m wide coarse filter zone.

•	Zone F1 (Random Waste Rock): 20 m wide controlled placement downstream shell.

•	Zone F2 (Random Waste Rock): Bulk downstream shell placed by the mining equipment fleet in 5 m to 20 m thick lifts, depending on the dam geometry.

•
Zone C (Sedimentary Waste Rock). Minimum 2 m thick drainage blanket to separate Random fill from PAF waste rock from the foundation, for long term closure concerns of potential infiltration of precipitation or surface run-off.

Embankment Stability

The embankments have been designed and modelled to achieve factors of safety as specified by Canadian (CDA) and International Committee on Large Dams (ICOLD) standards for tailings facilities.

Clay Liner

More than three quarters of the TSF footprint is lined with the natural Cretaceous clay deposit, providing an ideal barrier to groundwater seepage from the tailings impoundment. In areas of the impoundment where the Cretaceous clay is not present, primarily the southeast corner of Cell 1, a clay liner will be constructed to reduce seepage into the underlying bedrock and residual soils.

The clay liner will consist of 1 m of compacted Cretaceous clay placed in the southeast corner and in a second isolated exposure of residual soil in Cell 1. Clay fill will be borrowed from thicker deposits of Cretaceous clay primarily in Cell 2 and to a lesser degree from the northern side of Cell 1. The clay liner will be placed and compacted in 300 mm lifts, to 95% of Standard Proctor maximum density of optimum moisture content. The upstream edge of the liner will be keyed into the native clay (minimum 1 m) to maintain continuity with the natural clay deposit. The downstream edge of the clay liner will be tied into the Starter Dam Zone A – low permeability zone. The clay liner will also extend under the reclaim pond in Cell 1 and the tailings underdrainage along the east embankments.

The majority of the clay liner will be constructed during pre-production (Year 1) and covered in the first year of tailings deposition. The extreme south-east corner of Cell 1; however, will not be covered by tailings until Year 2. This area of the liner will require a strategy to avoid its desiccation and potential cracking. Strategies may involve stockpiling the clay fill in Year 1 and delaying placement until Year 2, or placement of a protective soil cover over the clay liner. Details and timing of liner construction will be reviewed prior to starter dam construction and once a tailings start-up schedule is confirmed.

17.2.3	TSF Construction Schedule

To enable commissioning, a starter dam will be constructed as a part of Cell 1 with subsequent embankment raises providing sufficient storage for tailings and water during the first 5 to 6 years. Prior to Year 6, the construction of Cell 2 will occur with subsequent embankment raises of both cells providing sufficient storage for tailings and water.

Figure 17.13	TSF Construction Schedule

17.2.4	Tailings Deposition Plan

Tailings will be deposited for a period of 1.5 months (6 weeks) successively in each of the four subcells. A full deposition cycle will take 6 months and it will occur twice each year. On start-up, cycling will be more frequent until the tailings surface rises above the irregular topography and forms a beach the full length of the subcell. This is predicted to occur in Year 2. Each deposition cycle starts with spigotting into subcell 1a (furthest from reclaim pond) followed in succession by subcell 1b, subcell 1c and finally subcell 1d (nearest reclaim pond). This order is required to promote a downhill gradient in the tailings beach along the East embankment to allow water to flow to the reclaim pond.

Tailings will be pumped from the mill to a booster station located near the northwest toe of Cell 1. Two pipes will run from the booster station up to the dam crest. One pipe will be connected to a spigot located at the midpoint of subcell 1d and the other pipeline will run along the dam crest connecting to spigots located at the midpoints of subcells 1c, 1b, and 1a. Valves located at each of these three spigots will allow spigotting to occur in a single subcell at any given time. The two independent pipes are required to ensure uninterrupted tailings deposition during dam raises as each pipe can be raised while the other is active.

The gaps at the east end of the splitter dykes are unregulated and thus both water and tailings will flow through them. Water will flow down-gradient to the reclaim pond, while the tailings will build a fan out into the adjacent cell at an average beach slope of 1%. For ore production levels of 85,000 tpd, the average thickness of the tailings layer deposited in each subcell during one cycle is approximately 2.7 m. Therefore, the tailings fan from one deposition will build out approximately 135 m along the splitter dyke and 270 m along the east dam. Once deposition switches to the next subcell, tailings will build up and eventually level out the subcell to a constant 1% beach slope.

17.2.5	Water Management

Water conservation is important due to the scarcity of water resources within the mine area and the high cost of extracting groundwater and conveyance of water to the mine site. The closest water source is an aquifer located 60 km from the mine site. A well field will be constructed and the water will be piped to the mine. The groundwater resource contains ancient groundwater in a series of interlayered aquifers. The well field will be difficult to develop and may not be recharged on a seasonal basis.

The objectives of the water management are as follows:

•	Reduce water losses.

•	Increase the efficiency of water recovery.

•	Safe routing of flood waters.

Water recovery is mainly controlled by the wetted area of the impoundment and the settled density of the tailings. Additional influences include the amount of freezing during winter operations and higher evaporation during drier months. To maximize water recovery, the current design comprises long, narrow subcells for controlled tailings discharge to minimize evaporative losses and promote water release by consolidation.

17.2.5.1	Diversion Channels

The diversion channels have a minimum bed width of 2.0 m and are designed to route clean water run-off from the 1:1,000 year, 24 hour storm. This water is routed into the creek bed downstream of the East Seepage Pond.

Construction of Cell 2 may cause the run-off from the catchment west of the tailings facility to pond against the toe of the west tailings dam. The tailings booster station will need to be set above the flood elevation level that will apply when Cell 2 is constructed. For closure, run-off from upstream of Cell 1 and Cell 2 will be directed to the open pit. The north section of Cell 2 will be supplied with erosion protection.

17.2.5.2	TSF Water Storage and Freeboard

Precipitation on the TSF from the design flood, specified as one third between the 1:1,000 year (24 hour) storm and the 24 hour probable maximum flood (PMF) storm, will be contained within a 2.1 m deep pond, along the east dam. In the case of a flood that exceeds this volume, emergency measures can be taken to ensure controlled release of floodwater. As the dam is constructed of rockfill, it is resistant to overtopping. Due to the available storage, overtopping is expected to be minimal. For example, flood routing of the PMF would require 0.2 m depth above the pond formed by the design flood. Assuming 0.6 m of freeboard, above routed PMF level, the crest of the East dam should be kept a minimum of 2.9 m above the average of the tailings level along the East dam excluding reclaim pond portion.

17.2.5.3	Reclaim Ponds

The water reclaim ponds are located in the east-centre of the impoundment, and will operate separately in Cell 1 and Cell 2. A pump barge will be utilized to return supernatant water to process plant for reuse in the mill. A reclaim pond dyke will be constructed to control the flow into the reclaim pond to limit the extent of the reclaim pond size.

17.2.5.4	Seepage Collection

The seepage collection ditches are unlined with 2H:1V slopes and have an invert widths of between 1.0 m and 2.0 m.

The seepage dam is a very small structure with expected dry or low level conditions and hence has low impact to environment and very low economic losses in case of a breach. It is thus classified as a “Low” CDA (2007) consequence category, and is therefore to be designed to handle flows from a 100 year storm. The seepage and the 1:100 year, 24 hour run-off from the downstream slopes of the tailings dams and the catchment area between the west dam and the pit (including the waste dump) will be collected in a pond with 120,000 m3 storage capacity. The seepage pond is designed with a 10 m wide riprap spillway to route the 100 year storm.

17.2.6	Spillway

At closure, a spillway of 400 m width should be constructed 0.8 m lower than the dam crest level. The downstream slope of the dam at the spillway is assumed to be 3H:1V and would be constructed of rockfill with D50 larger than 250 mm.

17.2.7	Instrumentation and Monitoring

An instrumentation section consisting of vibrating wire piezometers, inclinometers, survey monuments and a total stress plate will be installed at various points around the impoundment to monitor embankment performance and any movement. An observational approach should be used during construction to optimize design and minimize fill volumes.

To gain a better understanding of the Cretaceous clay to loading, and to support the observational approach, a test fill loading trial will be carried out. The foundation clay will be instrumented and a rockfill dump (up to 40 m high) will be extended over the instrumented section. Measurements will be used to back analyse the pore pressure and deformation response and determine the mobilized strength of the clay in situ.

17.2.8	Closure

Structures will be stable on closure and shall not impose a risk to public health and safety, or the environment.

•	The TSF will be closed as a “dry” facility.

•	Consolidation and drain-down of the tailings will minimize geotechnical risk.

•
Tailings Closure Cover: Dust control could potentially require the placement of a layer of NAF rock-fill over the tailings. Test plots will be carried out during operations to confirm the basis for design of the cover.

•
Embankment Closure Cover: A NAF cover (low permeability or store-and-release) will be placed over PAF waste rock to minimize infiltration of surface water. All natural surface water flow will be directed away from contact with the PAF waste rock to minimize the potential for metal leaching and “contaminating” surface run-off. Test plots will be carried out during operations to confirm the basis for design of the cover.

•	Major precipitation events (e.g., PMP) will be either be stored on the surface and evaporated, or safely routed down the face of the dam.

17.2.9	Independent Technical Review

In November 2010, OT LLC established an Independent Technical Review Board (ITRB) to provide review and oversight of the TSF Design and operational management. The ITRB selected by OT LLC is comprised of Professor Norbert Morgenstern, Mr. Mark Logsdon and Mr. Richard Davidson. The purpose of the Board was provided by Mr. Joergen Pilz of Rio Tinto Technology and Innovation on 23 November. The initial task of the ITRB as directed by OT LLC was to evaluate and comment on the design to ensure that TSF design, construction and operation is undertaken in accordance with good international industry practice and review the final TSF designs prior to financial close of project financing.

The ITRB affirmed concurrence with the Draft Feasibility Report subject to addressing some recommendations. The ITRB conclusions in the third ITRB meeting in July 2011 were:

•	The feasibility design of the tailings facility is suited in all material respects for the satisfactory long-term operation of the tailings facility for its intended purpose.

•
The feasibility design of the tailings facility has, and is being performed, in accordance with international standards of good practice for projects of this nature and scope, and no weaknesses have been identified which could reasonably be expected to have a material adverse effect on the integrity of the tailings facility, human health and safety, or successful operation of the facility for its intended purpose.

17.2.10	Conclusions

The following conclusions are drawn from the review carried out for the current TSF design:

•	The design for the TSF, as presented in the Interim Design Report (KCB, 2008) is acceptable, and ongoing work will produce a TSF that will meet Mongolian, Canadian, and US guidelines for reporting.

•	The Cell 1 and Cell 2 design will store a nominal 720 Mt of tailings.

•	There are opportunities to further simplify the design and operating plan to achieve a lower net present cost for tailings management.

•
Removal of the constraint to remain inside the Oyu Tolgoi Licence Area 6709A boundary presented an opportunity to optimize the TSF arrangement, and options exist to expand the facility in the future either to the east or north.

17.3	Metallurgical Plant

17.3.1	Summary

The initial concentrator design is based on processing 35 Mtpa of ore from the Southwest open pit and Hugo North block cave underground deposits followed by an expansion to bring capacity to 58 Mtpa.

For the first 3 years, Hugo North development ore will be added to enrich the feed to the concentrator as it is produced. The following 2 years, development will advance and as production from the Hugo North block cave increases, ore from the Southwest open pit will be displaced. This progressive replacement of the Southwest ore with Hugo North Ore will significantly increase the copper head grade. This change in head grade requires an increment of additional flotation and concentrate handling equipment in Years 3 and 4. In addition, a rail spur will be brought to the mine site at this time, enabling direct concentrate shipment by rail, eliminating the truck and transfer to rail requirement.

This equipment upgrade, required in Year 3, has been identified and the capital requirements for these changes are considered as sustaining infusions and have been considered in the financial analysis.

By Year 6, a second concentrator expansion is planned to increases the capacity of the plant to 58 Mtpa. This expansion adds a third grinding line together with additional flotation and concentrate handling equipment to match continued mine production from the Southern Oyu and Hugo North deposits together with ore from the Central Oyu open pit deposit.

For the next 13 years, ores from the two Southern Oyu open pits (Southwest and Central) and the Hugo North are processed at rates between 55–58 Mtpa. Approximately 50% of the ore will be provided by Hugo North. By Year 20, ore from the two open pit deposits will begin to diminish and be fully replaced by additional Southwest and Central open pit ore in Year 22. Open pit ore will feed the plant until the end of life in Year 30.

The following Concentrator Process Plant description provides details of IDOP Reserve Case including the processing schedule, design criteria, circuit, and equipment description.

17.3.2	Process Design Criteria

The process design criteria for the facilities are based on the extensive metallurgical program described in Mineral Processing and Metallurgical Testing are summarized below.

●	Geometallurgical modelling of grinding parameters jointly conducted by OT LLC and SGS Mineral Services

●	Annual mine production plan based grinding capacity and product size determinations provided by SGS Mineral Services

●	Review of the Oyu Tolgoi flotation testing data base and testwork directed by Amelunxen Mineral Processing Ltd (AMINPRO)

●	Testwork performed by Process Research Associates Ltd

●	Flotation simulation balances and analysis conducted by AMINPRO

●	Testwork performed by Dorr Oliver Eimco

●	Water balances developed by Klohn Crippen

●	Testwork supervized by AAJV and performed at AMMTEC using samples obtained during the 2004/2005 sampling campaign

●	Testwork performed at MinnovEX Technologies Inc., Toronto, Ontario

●	Testwork performed by the following subconsultants, based on samples generated at AMMTEC:

-	GL&V Australia Pty Ltd, Belmont, Western Australia

-	G&T Metallurgical Consultants, Kamloops, British Columbia

-	Metso Minerals Industries Inc., York, Pennsylvania

●	Data for site conditions supplied by Knight Piésold

The grinding and flotation circuit capacity was modelled by SGS Mineral and AMINPRO and confirmed to match production from annual mine plans available at the time.

Optimum economic grind was estimated using AMINPRO-Flot for all ore types and used as guidance in sizing the grinding circuit. Throughput-recovery trade-offs provided the optimum economic throughput and grind for mill sizing.

The primary crusher, SAG and ball mills and pebble crusher circuits were modelled using SGS Mineral’s CEET simulator and the geostatistical block model ore characterization data. CEET was used to determine the grinding power, and optimum capacity simulations were developed based on iterations of the mine production plan. These simulations determined that the IDOP Reserve Case should treat 96,000 tpd of Southern Oyu and Hugo North ores.

The flotation mass balance and equipment requirements were obtained with AMINPRO’s flotation simulator. The basis for the model inputs were: OT LLC IDP05 standardized data, including locked-cycle test results from testwork at AMMTEC; kinetic data measured at MinnovEX’s Toronto laboratories; and on data generated at Process Research Associates in 2007. This data was used to derive flotation response relationships for each ore type. The general flotation flow sheet defined during IDP05 was retained, with retention times, and equipment capacities adjusted, as required, to satisfy the output of the simulator.

With the flotation feed size determined for each production period, generated by CEET, the AFS simulator loaded with the flotation response parameters of each ore type, nominal and design grades for the period, and proportional contributions to mill feed of each ore type, generated full flotation circuit mass balances. The resultant flotation mass balances were then compared to the specified retention times and capacities of the circuit to determine if additional units were required. In the case of rougher, cleaner and cleaner-scavenger flotation, an additional row of cells was added to the flow sheet for each stage above that estimated by AMINPRO for reasons of hydraulic limitations.

IDOP is based on a different ore delivery schedule to that used by AMINPRO and Fluor in the above design work. Consequently the Fluor design criteria was used by AMEC Minproc to firstly confirm that the startup equipment selections remained sufficient to treat the initial ore delivery blend and, secondly, estimate a new set of plant expansion requirements to match the schedule.

The equipment requirements to achieve the production schedule, and the period in which the equipment is required to be operational, are identified in Table 17.12. Note the capital expenditure should happen in the year before the equipment is required to be operational.

The production values in the IDP10 Reserve Case were used to generate the equipment requirements. The sizes and number of units selected in Year 1 is as determined by the CEET and AFS simulations and the design factors contained in the Process Design Criteria. The phased equipment requirements in Table 17.12 were determined by AMEC Minproc using the predicted process flows and duties that arise from the IDP10 Reserve Case schedule and the application of critical equipment design factors taken from the Fluor process design criteria.

Table 17.12	Time Phased Equipment Requirements

Equipment	Year
	1	4	5	6	7	8	9
Primary crusher	1	–	–	–	–	–	–
Underground ore overland conveying	–	1	–	–	–	–	–
SAG mills	2	–	–	3	–	–	–
Ball mills	4	–	–	6	–	–	7
Rougher banks	4	–	–	5	–	–	6
Cl and Cl scavenger banks	3	–	–	4	–	–	6
No. of column cells	4	8	–	12	–	–	–
No. of vertical regrind mills	4	–	–	6	–	–	–
Concentrate filters	2	–	3	–	–	4	–
Concentrate thickeners	2	–	3	–	–	–	–
Concentrate storage tanks	2	3	–	–	–	4	–
Covered concentrate storage (t)	16,000	–	32,000	–	–	48,000	–
Tails thickeners	2	–	–	–	3	–	–

17.3.2.1	Design Factors

The primary crushing and overland conveyor facilities from the open pit mine to the coarse ore stockpile will be scheduled to operate on a continuous basis, 365 dpa, with an instantaneous capacity of 7,000 tph and utilization factor of 69%, or an average of 16.5 hours per day. The conveying facilities from the underground mine has been designed to operate on a continuous basis, 365 dpa, with an instantaneous capacity of 7,000 tph and utilization factor of 75%, or an average of 18 hours per day. The greater utilization of the underground crushing and ore handling system is achievable due to the replicated crushing and multiple hoisting shafts.

Mine drill patterns and “powder factors” were determined by Scott Blasting Consultants from the available data during IDP05. These values were used to support the capacity estimate of the primary crusher. As gyratory crusher volumetric capacity is defined by the proportion of its feed finer than the open side set, it is understood that actual blasting data, obtainable during pre-stripping, may require adaptation of the blasting plan to achieve fragmentation in the feed to the primary crusher required to produce the desired feed size distribution to the SAG mills.

The live capacity of the twin grinding line stockpile is 70,000 t with a total capacity of about 340,000 t. This provides a live capacity of about 16.8 hours during initial operation. Expansion to a three line grinding circuit will require an extension of the stockpile structure, increased storage volume, and construction of an additional reclaim tunnel.

Grinding, flotation, thickening, and tailings disposal facilities were scheduled to operate on a continuous basis, 365 dpa, with a utilization factor of 92%. For these plant unit operations, the design limits are 115% of nominal mass balance values.

The nominal head grade of 0.66% Cu was selected to be the highest annualized head grade for the first three years, and 2.28% Cu nominal for the next 4 years. The design head grade of 115% of the nominal head grade was applied for the first 5 years.

The process design criteria are summarized in Table 17.13.

Table 17.13	Summary of Comminution Process Design Criteria Years 1 to 5

Parameter	Unit	Design
Annual Ore Treatment
- Years 1 to 5 (96 000 t/d)	ktpa	35,070
Crusher/Conveyor Utilization	%	69
Grinding and Flotation Availability	%	92
Ore Characteristics
- Copper Head Grade	% Cu	0.766
- Moisture	% H2O	3.0
- Hardness – Southwest Ore	–	–
Crushing Work Index	kWhpt	16.3
SAG Performance Index (SPI)
Average	min	138
Range	min	59–293
Abrasion Index	–	0.08–0.274
JK "A"
Average	–	79
Range	–	61–100
JK "b"
Average	–	0.48
Range	–	0.21–0.86
JK "A x b"
Average	–	36
Range	–	21–54
JK "ta"
Average	–	0.61
Range	–	0.29–0.95
Hardness – Hugo North Ore
Crushing Work Index	–	–
Average	kWhpt	23
Range	kWhpt	8.1–39
Bond Rod Mill Work Index
Average	kWhpt	18.6
Range	kWhpt	14.4–24.0
SAG Performance Index (SPI)
Average	min	100
Range	min	60–196
ROM Ore
- Maximum size 98% passing	mm	1,200
80% passing	mm	500
Passing 150 mm	%	37
- Overland Conveyor Capacity	tph	5,293
- Stockpile Capacity, live	t	70,000

Parameter	Unit	Design
- Stockpile Capacity, total	t	340,000
Ore Reclaim Feeders (each SAG Mill Line)
- Type	–	Apron
- Lines	–	2
- Number per Line	–	3
- Capacity, each	tph	1,123
SAG Mill Feed Conveyors (each)
- Fresh Ore	tph	2 175
- Recycled pebbles	% new feed	30
- Recycled pebbles	tph	653
- Total mill feed	tph	2,829
- Particle size F80	mm	140
SAG Mills 1 and 2
- Diameter	M	11.6
- EGL	M	6.9
- Ball charge	–	–
Nominal operating	% v/v	15
Maximum, mechanical design	% v/v	20
- SAG mill load	–	–
Nominal operating	% v/v	28
Maximum, mechanical design	% v/v	32
- Drive Type	–	Wrap-around
- Speed range	% critical	75–80
- Power, installed	MW	20.0
- Power utilization, average	%	90
SAG Mill Discharge Screens
- Trommel screen aperture	mm	13 x 39
- Vibrating screen aperture	mm	14x40
Pebble Crusher Circuit	Each	3
- Feed to pebble crusher	% new feed	30
- Maximum feed size	mm	75
- Crusher	–	Cone
Capacity, each	tph	667
Product size, P80	mm	13
Transition Size SAG Mill Circuit to Ball Mill Circuit T80	µm	2,400
Ball Mills Lines 1 and 2
- Number installed (each line)	–	2
- Diameter	m	7.3
- EGL	m	11.0
- Ball charge, nominal operating	% v/v	33
- Installed power, each	MW	11.4
- Power utilization, nominal, each	%	95
- Circulating load, ball mill, nominal	%	350

Parameter	Unit	Design
- Ball mill circuit, final product P80	µm	159
Primary Cyclones
- Cyclone diameter	mm	800
- Cyclone overflow pulp density	% w/w	33

17.3.3	Process Description

The process is based on conventional technology and proven equipment, where possible single equipment streams have been chosen to minimize the number of equipment units and reduce footprint and complexity. The concentrator will be at the forefront of modern large porphyry-copper gold mills. A simplified process flow sheet is shown in Figure 17.14.

In briefest terms, the flow sheet consists of primary crushing and coarse ore stockpiling followed by SAG and ball milling with pebble crushing. Rougher flotation is followed by concentrate regrinding and two stages of cleaning, the second stage being column flotation. Final concentrate is thickened and filtered before being transported by truck or rail. Rougher and cleaner scavenger tails are thickened and disposed of in a tailings impoundment.

Figure 17.14	Oyu Tolgoi – Simplified Process Flow Sheet

18	PROJECT INFRASTRUCTURE

18.1	IDOP Power Supply and Pricing

The Oyu Tolgoi Project will be energy-intensive, with electrical power requirements of more than 200 MW on start-up, increasing to around 310 MW in the longer term. A reliable and stable power supply is essential for operations and safety.

A number of studies have been completed since 2004 to investigate the advantages and disadvantages of various power supply alternatives, taking into account the terms of the Investment Agreement (IA), which allow OT LLC to obtain power from established sources in China until the end of Year 4, and important stakeholder issues related to the GOM desire to electrify the south Gobi and the substantial proportion of total country demand represented by OT LLC.

In line with the IA, the current plan is to establish a 220 kV interconnection between Bayainhanggai in Inner Mongolia, China, and the Oyu Tolgoi site to provide the power supply for Oyu Tolgoi until Year 4. A double-circuit, 170 km long transmission line will be constructed between Bayainhanggai and the site in time for the commencement of project production. Power for the relatively small construction loads will be provided through a diesel power station consisting of modular diesel generators.

For long-term power supply it has been assumed that a coal-fired power plant will be constructed at site. The power station will have a total installed generating capacity of 600 MW (gross) to meet the net peak load demand of 310 MW. This will be met by four 150 MW (gross) or four 127.5 MW (net) coal-fired units, each with an air-cooled condenser. Coal will be sourced from suppliers such as Tavan Tolgoi or Tsagaan Tolgoi within Mongolia. Space is provided in the plant design for up to six 150 MW units. A Feasibility Study providing a definitive long-term power solution for the project is in preparation.

Power will be delivered to the infrastructure, underground mines, and concentrator via a twin-circuit 220 kV transmission line system and be distributed at 220 kV and 35 kV as required through a central substation approximately 500 m south of the concentrator facility. A second 220 kV switchyard and substation will be constructed adjacent to the production headframes for Shafts No. 2 and No. 3.

During operations, all critical process and other equipment, heating and lighting, communications, and computer systems will be kept in operation by switching automatically to standby power supply from the diesel plant in the event of failure of the main power plant.

18.1.1	Access

18.1.1.1	Access Roads

Approximately 26 km of internal access roads for small vehicles and general normal road transport trucks will be constructed to Mongolian, international, and AASHTO Standards. Construction features will include 35 culverts, one river crossing, and three overpasses. The roads will be constructed of graded gravel. Side-drain ditches will be provided for stormwater drainage.

Access to the water borefield will be via a gravel service road from the plant site. Haul roads in the mining areas will be developed separately as part of the mine designs.

To support the project development, an existing, 105 km access road from China to Oyu Tolgoi will be upgraded using the self-perform fleet. As measured from the OT site, km 0 to km 25 will be private road, and km 25 to km 105 will be public road. Current work is progressing on obtaining the necessary water use and land disturbance permits to support road construction.

The access road development will include upgrading the roads linking the existing Mongolian customs facility at Gashuun Sukhait to the Chinese customs facility at Ganqimaodao. A working group has been established to obtain agreement on the maintenance of the “OT Road.”

Beyond Ganqimaodao, a reasonable-quality provincial road approximately three years old connects to the Jingzang Expressway via the towns of Hailiutu and Wuuyan, if required. The road has deteriorated slightly but overall is acceptable for copper concentrate hauls. A railway is expected to be complete from Baotou to Gangimaodao in 2012, which will reduce traffic on the S212.

A gravel road has been completed to the town of Khanbogd; OT proposes to build a mine bypass road to detour public traffic around the project to the town of Khanbogd and beyond.

18.1.1.2	Concentrate Shipment and Handling by Truck

The project will begin producing copper concentrate at an estimated rate of 600,000 to 1,000,000 t/a. With no rail service in this undeveloped region of southern Mongolia, copper concentrate will need to be transported by truck from the Oyu Tolgoi mine to an OT transload facility at the Ganqimaodao border crossing, from where customers would normally be responsible for further transport.

The rail line in northern China is currently being extended to Ganqimaodo, and while customers would likely prefer to accept delivery to rail head here, the line is still under construction and Chinese railway officials have indicated that there is no excess capacity in the existing rail system. As a result, customers may have to arrange to deliver the concentrates by truck to a railhead in Baotou or Hohhot within China for transfer, or possibly directly to the ultimate destination.

The trucking of this volume of product across southern Mongolia and northern China, combined with international border issues, will be a significant challenge.

Border-crossing protocols and customs-clearance procedures are still developing as the border transitions from a small bilateral boarder to a large international border. The Governments of China and Mongolia have completed a bi-lateral transportation agreement, but this is being applied unevenly in favour of Chinese drivers operating in Mongolia. Neither Mongolia nor China appears to monitor or enforce load limitations with any regularity.

Safety will be a major area of concern for this operation, and a training program will need to be developed for the drivers. Skilled labour and management staff will need to be hired from other areas of the Inner Mongolia Autonomous Region (IMAR) and beyond in Mongolia.

A major support facility will need to be established for staff accommodation and to service the anticipated fleet of tractor-trailer equipment. An area of approximately five acres will be needed, which could be set up on the Mongolian side of the border crossing. The manufacturer’s willingness to assist in providing a high level of parts and service support will be a major consideration in the final procurement decision for the equipment. There are no other maintenance facilities between OT and the Ganqimaodao border crossing, although the existing level of service improves slightly on the Chinese side of the border.

To ensure a reliable and efficient transportation strategy, OT could manage and operate the haul internally, or it could help a local haulage contractor that has provided services to OT in the past to develop into a bulk commodity transportation company. The latter is likely to be more successful in dealing with border issues to prevent serious delays or transportation stoppages.

18.1.1.3	Airstrip

A new airport is required at Oyu Tolgoi to replace the existing temporary facility for the transportation of people and goods to the site from Ulaanbaatar. The new airport will be 11 km north of the Oyu Tolgoi mine lease area and has been sited to avoid flight paths over existing camp areas and structures. The runway will be concrete-surfaced, 3,250 m long, be aligned with the prevailing north-west-south-east wind direction, and have a projected life of 30 years. Design criteria were established to suit commercial aircraft up to the Boeing 737-800 series arriving and departing twice per day.

Facilities at the terminal include standard check-in counters, a security checkpoint, a departure lounge sized for 100 persons, and an adjacent car park for 40 vehicles. Electricity will be provided from an independent diesel generator equipped with a standby unit. No aircraft refuelling capability will be provided.

18.1.2	Main Site Infrastructure Buildings

18.1.2.1	Accommodation Facilities

Accommodation facilities for the first 10 to 15 years of operations will be constructed adjacent to the existing main construction camp. These will be prefabricated, dormitory-style buildings, all equipped with sprinkler and fire-detection systems and central utility and housekeeping rooms on each floor. Seven buildings with single-occupancy rooms for senior staff and seven buildings with double-occupancy rooms for junior staff will be provided.

The complex will be complete with kitchen-dining area, TV/Internet, and other recreation facilities.

The existing construction camp will be used as long as possible, including the ger VIP, senior staff, and junior staff rooms, modular camp mess, laundry facilities, modular construction offices, and HSES, fire-fighting, and emergency medical facilities.

18.1.2.2	Truckshop Complex

The truckshop complex will be approximately 1 km north-west of the primary crusher, within the maintenance complex, adjacent to the bonded customs storage yard to the north-east and the main fuel storage facility to the south-east. It will cover a land area of approximately 225 m x 175 m, or 4 ha. This space will be occupied by outdoor facilities and three self-contained structural steel, pre-engineered buildings designed with the required facilities for repair, maintenance, and rebuild of the open pit mining equipment; storage space for spare parts and consumables; and administration offices. No mine personnel change facilities are included in this complex.

The maintenance building proper will have ground floor space for 10 service bays and related workshops and a second-floor mezzanine for IT, office, and meeting rooms.

Cast rails will be embedded in the floor of two of the repair bays for protection when repairing tracked equipment. Serviced with parallel, dual-rail 100 tonne and 25 tonne overhead cranes, the bays will be sized to provide for the full dump height of a 360 tonne capacity haul truck. (The current open pit mine plan is based on the use of the smaller Komatsu 930-4SE, 290 tonne, haul trucks). A 6 m aisle-way down the centre of the building, between the bays, will provide forklift access directly from the tool crib and warehouse.

Space is provided for lube storage, vehicle wash, and a welding/machine/tire shop. A pipe rack will connect the shop to the lubricant storage building. Recovery systems and holding tanks will be provided to store waste oil and coolant products for recycling or disposal.

The wash bay will be a stand-alone building north-east of the workshop. Floor- and catwalk-mounted monitors will provide high-pressure water streams to thoroughly wash the mobile equipment. Wash water will be recirculated through a large sump outside the building, where solids will settle out before the water is recycled back to the wash bay. Any oil in the recycled water will pass through an oil skimmer to remove hydrocarbons prior to re-use.

18.1.2.3	Administration Building

The administration building will serve as the central, primary office space for all operations staff on site, including executive, supervisory, and support personnel. The building will be equipped with all necessary communication support and will be the main data centre for the site, including most of the ICT management and storage equipment. An emergency response area in the main conference room will serve as the command point in the case of an area-wide emergency. The building will be two-story, pre-engineered, and steel-framed, with a total floor area of 5,000 m2. The building will be cooled in summer by the air-conditioning system and heated in winter by the same system using hot water rather than by chilled water. The data centre will need to be cooled in both summer and winter.

18.1.2.4	Mine Dry

The mine dry is a centralized, permanent operations facility whose primary purpose is to provide all site staff with a place to shower and change into work clothes and back into clean street clothes. Spaces are also available for various other activities such as office/meeting room, laundry service, and muster rooms where mining crews will assemble to receive shift instructions before departing for their respective work sites.

The male change rooms will consist of “clean” side and “dirty” sides with approximately 1,200 wire mesh lockers and bench-seating areas on each side, separated by showers and other toilet amenities designed to support the largest number of staff per shift change. A separate women’s change room will accommodate approximately 125 women. VIPs and visitors will have access to a separate room with single lockers that can support up to ten people at a time.

18.1.3	Water Systems

18.1.3.1	River Diversion

The Umdai River channel runs through the proposed open pit area and so must be diverted. Subsurface flow in the river channel is constant, but surface flows are also present occasionally, though usually only after heavy rainfall. The proposed diversion system consists of a dam, diversion channel, and subsurface diversion designed to divert all subsurface and surface flows around and to the north of the South Oyu open pit. Potential seepage from the diversion will be cut-off by keying the main dam below the fluvial gravel. The dam and associated hydraulic structures are designed to ICOLD standards. Both groundwater and surface flood flows will be returned to the Umdai River channel downstream.

18.1.3.2	Site Water Supply System

Raw Water

Raw water for project requirements will be met by pumping groundwater to the site from the Gunii Hooloi aquifer basin. The raw water borefield and pipeline designs are at “Issued for Construction” (IFC) status. Detailed engineering design of the pipeline—inclusive of bore pumpstations, collector tank pumpstations, break-tank pumpstations, emergency storage lagoons, access road, and 6.3 kV power distribution—is underway.

Water Storage and Treatment

A permanent water treatment and bottling plant has been constructed to treat raw water from the Gunii Hooloi borefield to drinking (potable) and domestic water standards.

One section of the building houses two raw/firewater storage tanks, two domestic water tanks, the camp fire water pumpstation, and domestic water pumpstation. Each raw water/firewater tank has a capacity of 400 m3 for a total volume of 800 m3, including a combined independent firewater capacity of 324 m3. The remaining water can feed the treatment plant for up to 10 hours at full demand rate in the event of a loss of raw water supply. The two domestic water tanks have a combined capacity of 800 m3, sufficient to supply water at full demand for 16 hours in the event of a loss of raw water supply.

The other area of the building houses the water treatment plant, bottled water storage, a laboratory/office, equipment storage, and chemical storage. Waste water will be automatically and regularly discharged into the sewer system by a dedicated pumpstation in this room.

Potable water intended for routine drinking will meet Mongolian Standards and WHO guidelines for drinking water quality. Raw water will be pumped to the treatment plant for dosing, multi-media and granular-activated carbon filtration, micro-filtration, reverse osmosis treatment, ultraviolet sterilization, and ozone disinfection prior to bottling in 20 L bottles and onward distribution. The total output of the treatment facility is 8 m3/h.

Domestic water for use in washing, cleaning, flushing toilets, etc., although not intended for routine drinking, will be treated to potable standards. Domestic water will be treated at an average flow rate of 70 m3/h (peak rate 125 to 150 m3/h) before distribution to the construction camp and the rest of the Oyu Tolgoi site via utility pipes.

Firewater Distribution System

Firewater storage tanks will be installed in the concentrator, and pumpstations and dedicated fire mains complete with hydrants will be established in the main functional areas of the site. The fire mains also serve sprinkler systems and fire hose reels at the warehouse, operations camp, north gatehouse, and concentrator office. Fire extinguishers will be provided at all facilities as a first line of defence. Fire detection and alarm systems will be installed at key facilities and will report alarms to the mill area control room in the process plant or to the main gatehouse, which will be manned 24 h/d.

Wastewater Treatment Plant

An existing wastewater treatment plant, installed within the construction camp, was upgraded from 800 equivalent people (EP) capacity to 4,000 EP capacity in 2006 and is now fully operational. All sewage generated on site will either be pumped directly to the plant or transported there by truck for treatment by mechanical biological activation using a sequencing batch reactor (SBR). The plant is designed for an inflow of 600 m3/d at a daily pollution load of 240 kg BOD5. Maximum inflow is expected to be between the hours of 5 pm and 9 pm each day.

Treated wastewater will eventually be recycled into the industrial processes to minimize water make-up from natural resources. Sludge will be aerobically stabilized in storage tanks and will require no further processing. Thickened sludge will be finally disposed of in the waste management centre.

18.1.4	Information and Communications Technology (ICT) Systems

Communications systems throughout the Oyu Tolgoi infrastructure and operations facilities will be state of the art complete with information, security, data, and voice communications. The principal components of the ICT systems will include a fibre-optic communications backbone, local area network (LAN), and Voice over Internet Protocol (VoIP) system to support the voice mail system and auto attendant function. Security systems will consist of a closed-circuit television (CCTV) system connected to the local server and control centre and access security system based on card access for building entrance, security turnstiles, vehicle gates, and fence surveillance.

The fire alarm system will consist of thermal flame detectors, ionization smoke detectors, and manual pull stations in site-wide fire-detection zones. The central fire alarm panel will be installed in the north gatehouse, and local fire alarm panels will be provided in ICT rooms or electrical rooms throughout the plant, interconnected via the Ethernet LAN network.

A digital trunk radio system will permit voice communications between individuals carrying hand-held radios, base stations, and mobile vehicles. A designated emergency channel, GPS tracking, and monitor display of individual radios will allow users to notify support authorities in the event of an emergency or safety issue.

Additional communications and control systems will be provided for the open pit and underground mines. The wireless open pit truck dispatch system will include links to each truck, GPS transmitters, automatic vehicle locator display, and two-way radio transceivers. The underground leaky-feeder coax system will provide network connectivity in underground shafts and tunnels, emergency paging systems, personnel and underground rail dispatch and tagging, remote control of rails and LHDs, and Gai-tronics phones in rescue chambers.

18.1.5	Other Support Facilities and Utilities

Gatehouse – The north gatehouse complex will be constructed at the northern boundary of the mine lease area and serve as the main security control point for the Oyu Tolgoi mine. The complex will be a single-story building with facilities for a security and logistics checkpoint, site-wide security monitoring, and fire response. Safety and orientation sessions for new employees and/or visitors, as well as special community relations functions, will be held here. A separate building will serve as a bank for employees of the mine and the general public. Depending on final agreements for road construction, a south gatehouse may be required to support concentrate transport traffic.

Warehouse – The main site warehouse for operations will be constructed adjacent to the construction warehouse to provide heated storage for process equipment parts, spares, critical piping, and valves. A fenced, external storage area will include a dedicated space for hazardous chemicals (HAZCHEM).

Medical Centre – The Oyu Tolgoi medical centre is designed for both walk-in patients and ambulance access for stretcher patients. It will have a reception area, consultation offices with diagnostic equipment, two resuscitation/treatment beds, two ward beds, and a pharmacy. All controlled prescription drugs will be registered to monitor use and stock level. Hard and electronic copies of medical reference material will be available for all clinic staff and medical providers on site.

First aid posts are stationed throughout the site to provide initial response in the event of an incident. If required, personnel will be moved to the medical centre under the supervision of senior medical staff. Two Toyota ambulance vehicles fully equipped with emergency beacons/sirens are available.

The Medical Mongolia clinic in Ulaanbaatar and the International SOS Global Medical Services (GMS) in Beijing will provide ongoing support for patients requiring medical evacuation.

Fire Station – The fire station will be in the warehouse compound and be in continuous communication with all operations via a digital trunk radio within a 15 km radius. A fully equipped, dedicated fire crew of four fire-fighters will provide fire and emergency response on the project and be trained to meet the Mongolian statutory requirement for Airport Fire Response. The primary fire truck will be fitted with a 7,000 L water tank, an 800 L foam tank, and a roof-mounted foam monitor, supported by 6,000 L water truck. A dedicated fire water supply line with central fire pumps will provide large-fire response support in the main camp.

Heating – A central coal-fired boiler plant is under construction to provide hot water heating for all surface facilities at the plant site plus the mine air heating systems in the Shaft No. 1 and No. 2 areas. Hot water will be supplied and returned through a primary circulation loop to the various secondary circulation and heating loops complete and dedicated hot water/glycol heat exchangers to provide heating to the end users.

Underground Utilities – Basic engineering design of underground utility services for raw water, fire water, domestic water, sewer water, return water, and treated water has been completed and battery limit interfaces tentatively agreed among all involved parties for infrastructure facility areas, the concentrator, mining, and the power plant.

Waste Disposal Facilities – Wastes generated during the development and operation of the Oyu Tolgoi mine will be collected and disposed of in accordance with Mongolian and international laws. The waste management centre will include a non-hazardous waste landfill, leachate management, and a waste incinerator/oil burner.

The landfill will be prepared with a clay-geomembrane composite liner system overlain by a protective geotextile fabric. Exposed waste will be routinely covered with soil to satisfy hygienic and visual needs and surrounded by secure perimeter fencing. Leachate will be collected and gravity-fed to adjacent evaporation ponds fully contained by a composite clay-geomembrane liner system on prepared ground with engineered embankments. Given the arid climate at Oyu Tolgoi, no other treatment will be required.

The small amount of suitable hazardous wastes, waste oils, and other combustibles that cannot be directly placed in the landfill will be burned in an incinerator designed and operated to international standards to adequately pacify, neutralize, or vaporize the varieties of waste being burned. Ash residue will be properly disposed of in the landfill.

Fuel Storage – During the construction period a contract agreement was established with a Mongolian supplier, Petrovis, to store 25 ML of pre-purchased fuel to reduce site storage requirements. The supplier will truck the diesel fuel to site and unload it into storage tank farms. Three diesel fuel storage and dispensing facilities will be strategically placed close to the users:

-
A general vehicle fuel facility immediately south of the main construction camp, containing two 50 kL gasoline fuel tanks and two 400 kL diesel fuel tanks, to cater to four-wheel drive light vehicles, road haulage trucks, mobile cranes, and general purpose site tricks

-	A second facility with two 400 kL diesel fuel tanks for fuelling the mine fleet south of the truckshop, in an area that provides access for the heavy mine trucks operating in the open pit

-	A third fuel facility with four 50 kL diesel fuel tanks at the diesel power station just south of the central substation.

Construction of the fuel storage facilities and dispensing systems is well progressed and scheduled for completion in December 2011.

•	Core Storage Facility – The site engineering department has completed the conceptual design of the pre-engineered building that will serve a core storage shed.

•	Toyota Workshop – Toyota has constructed a light-vehicle maintenance facility for its fleet of vehicles at the site. The facility is complete and fully functional.

•
Fencing – The entire site boundary will be surrounded by a mine lease perimeter fence with security gates at entrance/exit points. The fence will be a conventional post-and-chain mesh, wide-type, approximately 2 m in high. Supplementary security fencing may be required at individual infrastructure facilities. Temporary security fencing is already established at the project, but it does not cover the entire site boundary, including some development facilities.

18.1.6	Temporary Construction Facilities

Considering the various construction locations for project facilities, five separate construction camps will be provided, three on-site and two remote, off-site camps, “south” and “north,” near the new China access road and the raw water pipeline from the borefield, respectively. In addition, the operations accommodation facility will be brought forward in the schedule to reduce burden on construction facilities from commissioning and operations teams.

The main construction camp is at the north-west corner of the mining site, adjacent to the Umdai River and within 1 km of the centre of the concentrator site to the immediate east. The camp consists of gers arranged in various blocks, together with all the services and amenities of a small, self-contained community. The blocks and other facilities are connected by service roads. The camp is sized to house approximately 2,450 persons and contains an extensive array of dining and recreation facilities.

The Khanbogd camp is sized for about 1,500 people and consists of gers arranged in various blocks, together with the services and amenities, connected by service roads.

The consolidated contractor’s camp is about 1 km south of the concentrator and is sized for 4,700 residents. Standard dormitory units, kitchen/mess hall, waste disposal, and recreation facilities are provided.

The remote south camp, for 1,500 workers engaged in constructing the new road to China and the power line from China to the OT site, will consist of dormitory-type units. The north camp will house a maximum of 1,350 workers involved in construction of the raw water pipeline for the Gunii Hooloi borefield to the process plant. This camp will consist primarily of Weatherhaven fabric tents.

The design and construction of the construction water supply facilities are complete and the system is operational. A total of 19 bores have been sunk and are operating. The Oyu Tolgoi Environmental department maintains a demand forecast and also monitors site consumption each week. Water use is monitored by flow meter, and a charge per cubic metre is paid to the Khanbogd governor in accordance with an annually renewable agreement. Chemical testing is carried out quarterly on all bores, and bacteriological testing is completed every two weeks on all bores and at significant points of use such as the camp kitchen.

Detail engineering of the construction warehouse has been completed and has been approved by the Mongolian Expertise Agency. The warehouse has been completed and is in daily use.

Batch plants 1, 2, and 3 are complete and operational. No further batch plants are planned at this stage.

19	MARKET STUDIES AND CONTRACTS

19.1	Marketing

OT LLC will conduct market analysis continuously as the project is developed and afterwards when it becomes a producing operation. CRU Strategies prepared a market study in November 2010 on behalf of potential lenders and OT LLC.

Non-binding memoranda of understanding for concentrate sales to two large Chinese smelters were agreed to during Q3 2011. Contracts are expected to be finalized with these smelters over the coming months. In addition, non-binding agreements on principal sales terms have been reached with two international trading companies; conversion of these agreements to binding contracts is under discussion. Most of the concentrate initially produced at Oyu Tolgoi is expected to be delivered to customers in China.

OT LLC’s Sales and Marketing will be supported by Rio Tinto Copper Marketing, led by its Chief Marketing Officer. The marketing team will oversee and execute all sales and marketing activities on behalf of OT LLC.

A value model has been created and will be further informed by the CRU study, customer visits, and market information. The marketing plan is under development and already includes consideration of the following factors:

●	Location value to customer compared to imported material landed at Chinese ports.

●	Precious metals recovery and payment.

●	Length of contract.

●	Percentage of off-take to smelters versus traders.

●	Percentage of tonnage on contract versus spot.

●	Percentage of feed for any one smelter.

●	Number of smelters for a given scale of operation.

●	Management of concentrate quality and volume during commissioning and ramp-up.

●	Alternate off-shore logistics and costs.

●	Delivery point and terms.

●	Packaging.

A detailed timeline has been developed for marketing, logistics, and contract-to-cash functions.

20	ENVIRONMENTAL STUDIES, PERMITTING, AND SOCIAL OR COMMUNITY IMPACT

20.1	Government and Community Relations

OT LLC intends to implement systems to manage and mitigate social and environmental impacts of the Oyu Tolgoi Project in cooperation with the GOM, local administration and local communities. A series of assessments and studies have been done on social and economic impacts of the Project by independent research institutions, on which Oyu Tolgoi’s socio-economic management plans are based. All assessments and planning processes have included local community members and other regional and national-level Mongolian stakeholders.

The socio-economic impacts of the Project and main risks are defined by economic and industrial growth, social sector service delivery needs, influx into the South Gobi region, public infrastructure and urban development, relocation and displacement, social aspects of environmental impacts, local administration capacity, tradition, cultural heritage, and changes of living standards.

20.2	Human Resources and Training Strategy

OT LLC has stated that key to its human resource and training strategy is a corporate vision of ensuring all Oyu Tolgoi staff and contractors meet and exceed international best practice standards. OT LLC, in partnership with all relevant GOM and non-government agencies, intends to work together to ensure that there is a suitably qualified project workforce available to meet the timeframe of the Oyu Tolgoi Project.

All staff will be covered by a comprehensive human resources policy and will be paid salary packages in compliance with Mongolian Labour Law. For the Project, OT LLC is committed that during operations 90% of the workforce will be Mongolian nationals, and during the construction and expansion periods, this is relaxed to 60%. For all mining activities, the requirement is for at least a 75% Mongolian employee content. Penalties paid for exceeding the allowed percentage of foreign employees under these regulations amount to 10 times the average Mongolian salary (amounting to about $10,000 per excess foreign national). The penalties are to be paid into a Mongolian Employment Promotion fund, from which contributions can be made to the OT Training Strategy and Plan.

The OT Training Strategy and Plan is planned is to be tabled with the government within 150 days of the effective date of the investment agreement. As part of this plan, OT LLC is committed to supporting 150 undergraduate scholarships, 30 of which are to be at international universities, over a 6 year period.

Within 5 years of the commencement of production, OT LLC will use its best endeavours to ensure that no fewer than 50% of its employed engineers shall be Mongolian nationals and, within 10 years of the commencement of production, that no fewer than 70% of its employed engineers shall be Mongolian nationals.

20.3	Occupational Health, Hygiene and Safety

Oyu Tolgoi Health & Safety Management System (H&S MS) has been developed to provide Management with clear direction on health and safety management and to ensure compliance and provide the basis for driving improvements. The Oyu Tolgoi H&S MS consists of 17 elements:

1.	Health and safety policy has zero harm as its goal.

2.	Training competency and awareness will be facilitated by the use of training matrices, competency-based training for extreme risk tasks, and using knowledgeable trainers.

3.	Hazard identification and risk assessment follows a three-tiered approach (pre-task; qualitative and quantitative).

4.
Disaster management and recovery is based on a structured threat analysis risk assessment and involves an emergency response team, area emergency coordination, and a disaster management and recovery process.

5.	Legal and other requirements – cultivate a culture of compliance with relevant laws and regulations, standards and procedures.

6.	Documentation and document control via an established document structure and naming convention.

7.	Data and records management consistent with Oyu Tolgoi standards, legislative requirements and privacy laws.

8.	Operational control will be facilitated by safe systems of work.

9.	Management of change – In accordance with the maximum reasonable consequence associated with a change, the appropriate risk management approach is implemented.

10.	Supplier and contractor management to ensure conformance to Oyu Tolgoi H&S standards, procedures, and values.

11.	Management review via several performance measurement processes.

12.	Communication and consultation – written and verbal.

13.	Health and safety management improvement planning at various organizational levels.

14.	Measuring and monitoring of exposure and emissions.

15.	Performance assessment and auditing – both 3rd and 2nd party (i.e. external and interdepartmental).

16.	Organizational resources, accountabilities and responsibilities by active leadership support of health and safety processes.

17.	Non-conformance incident and action management to ensure continuous improvement.

20.4	Environmental Studies

Holders of a mining licence in Mongolia must comply with environmental protection obligations established in the Environmental Protection Law of Mongolia, Law of Environmental Impact Assessment and the Minerals Law. These obligations include preparation of a Detaile Environmental Impact Assesement (DEIA) for mining proposals, submitting an annual environmental protection plan, posting an annual bond against completion of the protection plan and submitting an annual environmental report.

OT LLC has posted environmental bonds to the Mongolian Ministry for Nature and Environment and Tourism (“MNET”) in accordance with the Minerals Law of Mongolia for restoration and environmental management work required for exploration and the development work undertaken at the site. OT LLC pays to the Khanbogd Soum annual fees for water, sand/gravel and land usage.

OT LLC has, through qualified independent consultants, prepared a DEIA for the Oyu Tolgoi Project consisting of three main volumes (as per instructions from the MNET), comprised of the following:

•	Volume I: Oyu Tolgoi to Gashuun Sukhait Road (the “OT-GS Road”)

•	Volume II: Gunii Hooloi Borefield

•	Volume III: Mining and Processing Facilities.

Additional separate volumes have been prepared for select facilities, including the Raw Water Supply Pipeline, Temporary Airport, Permanent Airport, Chemicals and the Umdai River Diversion. Internally, an additional volume has been produced for the Coal Fired Power Plant.  Summaries of the status of each of the main DEIA volumes, together with other in progress DEIAs, are given below.

Volume (I): OT-GS Road

The first main DEIA document, for the transport corridor running south of the Project to the Chinese border, was submitted in April 2004 and approved in May 2004. An amendment to the approved DEIA was submitted in December 2006 to allow for an alternative road alignment to the Chinese border and approved in March 2007. A further amendment DEIA for the OT-GS Road was submitted to the MNET in February 2011 to reflect the changed entrance location to the Project and reflect new government requirements for paved roads and has been approved by the MNET. A yet further amendment to the OT-GS Road DEIA report is currently being prepared to reflect road alignment adjustments back to northern mine site entrance and around a border military post as well as updated borrow pit and quarry locations.

Volume (II): Gunii Hooloi Borefield

The second main DEIA document, for the Gunii Hooloi Borefield, was submitted and approved in 2005. This DEIA was amended in January 2011 to reflect updated site water demand estimate and updated hydrogeological understanding and reserve approvals in the Gunii Hooloi Borefield and remains valid.

As a supplementary DEIA to the Gunii Hooloi Borefield volume, the Raw Water Supply pipeline DEIA was approved in March, 2010.  An amendment to the raw water supply pipeline DEIA is currently being prepared to reflect updated alignments around tree grove and paleontological findings areas.

Volume (III): Mining and Processing

The third main DEIA document incorporates the results of IDP05, and was first submitted in January 2006. Following review by the GOM, the submission was amended in May 2006. An expert committee review of the Mine and Processing DEIA was completed in September 2006, and further information was submitted in November 2006 to address issues raised. The third volume of the DEIA was approved by the MNET in December 2007.  An addendum to the Mining and Processing DEIA which incorporates ongoing updates that have occurred to the site facilities was prepared and approved in 2011 that reflects ongoing updates to facilities in the mine license area and remains valid.

The Undai River Diversion was originally included as part of the approved Mine and Processing DEIA approved in December 2007 and, at the request of the MNET, is now being presented in a separate DEIA report. This Undai River Diversion DEIA has been prepared and is currently under review by the MNET.

Volume (IV): Coal Fired Power Plant

Power Plant DEIA reports have been prepared and approved by the MNET in 2011 for up to 5 (3 initially) x 150 megawatt coal fired steam power plant located on the OT License.

Volume (V): Airports

The Temporary Airport DEIA was approved in September 2007 and remains valid. The Permanent Airport DEIA report was approved by the MNET in 2011 and remains valid.

Volume (VI): Others

A number of supplementary DEIA assessments have been performed which cover current development work associated with underground Shafts 1 & 2, waste water treatment, diesel power supply, emulsion plant, chemicals import and usage, and the quarry and batch plant have been prepared and approved by the MNET. An addendum to the Chemicals DEIA was prepared and has been approved by the MNET in 2011 to reflect new chemicals that have been identified for use during operations.

OT LLC has contracted the Institute of Archaeology at the Mongolian Academy of Science to complete archaeological studies of the Project. The studies have resulted in the excavation and removal of sites of historical and cultural significance within the Project area in accordance with the relevant Mongolian laws and customs.

Environmental Social Impact Assessment

Both environmental and social monitoring activities are ongoing for the Oyu Tolgoi Project. The revised Environmental Social Impact Assessment (ESIA) is planned for completion in April 2012 to International Finance Corporation and European Bank for Reconstruction and Development standards.

The environmental baseline assessment for the project was prepared by drawing upon the wide range of internal and independent studies that have been prepared since 2003. The existing information was reviewed and assessed for accuracy, consistency and validity. Where additional environmental baseline data became available in 2010 before the draft ESIA was produced, these were incorporated into the ESIA. Further data collection studies have been commissioned and started and commitments have been made in the corresponding management plans to ensure that collection of baseline data continues to improve and that the results of ongoing monitoring will be integrated into updated and revised management plans and procedures.

The baseline chapters presented in the ESIA are, necessarily, a summary of an extensive body of research and assessment that has been ongoing over many years.

21	CAPITAL AND OPERATING COSTS

Entrée have advised that under the terms of the Entrée-OT LLC Joint Venture, OT LLC is responsible for 80% of all costs incurred on the JV property, including capital expenditures, and Entrée for the remaining 20%.  Also under the terms of the Entrée-OT LLC Joint Venture, Entrée may be carried through to production, at its election, by debt financing from OT LLC with interest accruing at OT LLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance.

21.1	IDOP Reserve Case Cost Summary

OT LLC prepared the operating and capital costs presented in IDOP. The operating costs are based on the designs of the mines and plant in IDOP. The cost estimates in IDOP were generally based on actual costs expended to date and on contracts and supplier quotations for the construction and operation of the project and were applied to the design quanities, equipment schedules, labour numbers and consumption rates and productivitiy assumptions. Labour costs reduce over time as it is assumed that expatriate labour is reduced and more roles are carried out by Mongolian nationals. The methodology for rthe cost estimation is decribed in the following section.

In order to provide an analysis of IDOP for the IDOP Technical Report, costs to December 2011 were treated as sunk and escalation was applied to the operating and capital costs base (excluding Phase 1) prepared for the IDOP study to produce the cash flow. The operating and capital costs in IDOP were increased by 8.1% for the IDOP Reserve Case. The capital costs for the Oyu Tolgoi Project are detailed in Table 21.2 and Table 21.1 provides a breakdown of operating costs and revenue in the IDOP Reserve Case.

Table 21.1	IDOP Reserve Case Operating Costs and Revenues

	US$M	$/t Ore Milled
	Total IDOP Reserve Case	First 5 Years	First 10 Years	IDOP Reserve Case
Revenue
Gross Sales Revenue	87,105	65.71	78.41	62.33
Less: Realization Costs
Concentrate Transport	960	0.45	0.72	0.69
Treatment and Refining	4,453	2.39	3.55	3.19
Government Royalty	4,355	3.29	3.92	3.12
Total Realization Costs	9,768	6.12	8.19	6.99
Net Sales Revenue	77,337	59.58	70.22	55.34
Less: Site Operating Costs
Mining (all sources)	7,531	6.69	6.46	5.39
Processing	6,311	6.90	5.20	4.52
Tailings	922	0.92	0.79	0.66
G&A	6,738	8.39	6.25	4.82
Entrée JV Fees	539	0.02	0.02	0.39
Government Fees and Charges	2,495	2.84	2.22	1.79
Management Fees	1,789	3.11	1.90	1.28
Total Site Operating Costs	26,325	28.86	22.82	18.84
Operating Margin	51,012	30.72	47.40	36.50

Table 21.2	Total Project Cash Capital Cost (From 1 January 2012) – IDOP Reserve Case

US$M	Phase 1 100 ktpd	Expansion 160 ktpd	Sustaining	Total
Mining
Southern Oyu	484		490	974
Hugo South	0	0	0	0
Hugo North Lift 1	944	2,828	830	4,601
Hugo North Lift 2	0	0	0	0
Heruga	0	0	0	0
Subtotal	1,428	2,828	1,319	5,575
Processing and Infrastructure
Concentrator	1,310	645	121	2,076
Infrastructure	1,404		129	1,534
Power Station	17	1,156	96	1,270
Tailings Storage Facility (TSF)	37		50	86
Subtotal	2,768	1,801	397	4,966
Indirects & EPCM
Construction Indirects/Site Services	433			433
Project Management	434			434
Subtotal	868			868
Construction & Operations
Construction Owner’s Team	305			305
Operations Owner’s Team	828			828
Subtotal	1,133			1,133
Mongolian Government Payments
Mongolian Customs Duties		127	43	170
Mongolian VAT		360	133	493
Subtotal		487	176	663
Total Development Program	6,197	5,115	1,892	13,204
Notes: Phase 1 capital includes only direct project costs within the scope of the Phase 1 Project as approved by the OT Technical Committee and update at 31 December 2011. They do not include non-cash shareholder interest, management fees, foreign exchange gains or losses, tax pre-payments, T Bill purchases or exploration phase expenditure. All government payments for the Phase 1 Capital program have been included within the direct or indirect project cost area to which they relate.

21.2	Capital Costs

Capital costs have been allocated into the following categories:

•	Mining

-	Open Pit

-	Underground

•	Processing and Infrastructure

-	Indirects & EPCM

-	Construction & Operations

•	GOM Payments

Customs and VAT costs in the Phase 1 capital estimates have been included in direct costs and shown separately for the remainder.

21.2.1.1	Open Pit Capital Costs

The open pit mine capital costs include the following:

•	Heavy mobile equipment (HME)

•	Minor equipment

•	Explosives and diesel

•	Mining software and systems

•	Spare shovel bucket

•	Spare FEL bucket

•	Truck tray re-liner package

•	Dewatering

•	Pit dispatch system

•	Global positioning system for mine surveying

•	Blasting contractor set-up

•	Maintenance system

•	Pit power distribution

•	Training simulator

HME capital costs are based on supplier quotations and allowances for the number of equipment units required. The HME prices include start up spares, delivery to Oyu Tolgoi site, assembly, and commissioning. Prices for small support equipment, such as light vehicles, personal carriers, cranes, and the mine fuel truck, include start up spares, and on site delivery costs, and exclude assembly and commissioning costs. As a result of the update on HME productivity assumptions, additional equipment units were allowed for in IDOP. Finbal contract prices were agreed for the equipment and the equipment purchase price assumptions were updated, showing a decrease in drilling and loading and a slight increase in hauling price compared to the previous analysis completed in early 2010.

21.2.1.2	Underground Capital Cost

Underground capital costs are divided into the following two categories:

•	Capital Development – includes all preproduction and production build-up development and infrastructure required to initiate production and undercut the cave until the end of 2015.

•	Sustaining Capital – includes work required for long-term development, facilities, or systems to sustain full production operations, but not direct production costs.

Capital development began in Year -5  and are planned to end in Year 2 (pre-production). Production starts in Year 2 and production build-up continues through Year 8. The first year of full production is Year 8, and full production continues through Year 16. Production ramps down from Year 17 through Year 21. All planned development following first production, but not included in major life-of-mine infrastructure, is categorized as sustaining development. Many of the tasks falling into the capital development and sustaining capital categories are identical. Task classification into either of the two capital categories is purely a matter of timing relative to production status.

The design of the underground incorporates 4 shafts and 5 raises to ventilate the mine. The intended method of construction for the 5 ventilation raises is by raise boring. This has proven difficult and has suffered delays, the primary reason for schedule slippage has been due to poor ground conditions. Completion of the ventilation raises is on the critical path to production from the underground mine as the raises are required to meet the ventilation requirements for development and provide alternative means of egress should Shaft 1 be unavailable. In order to mitigate and minimise risk to the project production, OT LLC are investigating alternative means of establishing the vertical development required to complete the ventilation infrastructure.

Work to determine the impact of this issue is being carried out. Initial analysis by OT LLC suggests that the underground production could be delayed by around twelve months and that each month’s delay could have an NPV value of $50 M. A delay in production is less significant to Entrée than to OT LLC. As most of the ore in the Entrée-OT LLC Joint Venture Mineral Reserve is scheduled for production between years 10 and 18 the impact of a one year delay on the return to Entrée would be small. A one year delay would reduce the NPV8 by $10 M. These investigations are planned to be incorporated into DIDOP and will allow OT LLC to quantify potential costs and changes required to meet the Oyu Tolgoi Project schedule.

In addition possible scope changes have been indicated including:

•	Additional development and excavation expenditures

•	The addition of a shaft No 5

•	An additional crew underground

•	Increased operating cost due to design changes

The components of capital development and sustaining capital are further defined below.

•	Drifting and Excavating

•	Rock handling – truck haulage, conveyor drift, and crosscut development and associated rock handling excavation.

•	Ramps and accesses – access ramp, level access, and level development.

•	Fixed facilities drifting – infrastructure excavation (i.e. material staging area, shops, lunchrooms, etc).

•	Extraction and undercut drifts – perimeter drift, panel drift, drawpoint drift, and drawbell drift development.

•	Ventilation drifts and accesses – dedicated intake and exhaust airways (lateral only).

•	Mass excavations – large excavations required for facilities and installations.

•	Shafts and Raises

-	Intake and exhaust raise development.

-	Orepass and waste pass development.

-	Service and production shaft development.

-	Ventilation shaft development.

•	Equipment and Infrastructure

-	Truck haulage infrastructure – supply and installation of truck haulage-related fixed equipment and infrastructure.

-	Ore flow infrastructure – supply and installation of conveyors grizzlies, ore chutes, crushers, etc.

-
Drawpoint construction – drawpoint related excavation and construction activities, including construction of drawpoints, slot raise excavation, drawbell and undercut drilling and blasting, and undercut swell mucking.

-
Mobile equipment – production LHDs, production drills, haulage trucks, development jumbos, bolters, trucks, utility vehicles, etc. This includes the initial supply, materials for major rebuilds, and replacement of mobile units.

-	Fixed facilities infrastructure – ventilation facilities, pumping systems, shops, offices, lunchrooms, storage areas, fuel and lube areas, explosives magazine.

21.2.1.3	Project Capital Costs

The Phase 1 construction of the Phase 1 plant and infrastructure is substantially complete.

21.2.2	Scope of Work

The scope of work for the Phase 2 PEP relates primarily to the underground mine, on which development has commenced. The Phase 2 execution plan will be developed during the underground mine Feasibility Study and will include lessons learned and advancements in ongoing project activities from Phase 1.

The scope of work for Phase 2 includes the following elements:

●	Completing infrastructure not finished under Phase 1

●	Conducting work related to the power plant

●	Carrying out regional development work.

●	Expanding the concentrator to a capacity of 150 kt/d

21.3	Operating Costs

●	Mining

-	Open Pit

-	Underground

●	Processing

●	Tailings

●	G&A

●	Other

-	Government Fees and Charges

-	Management Fees

21.4	Open Pit Operating Costs

The detailed monthly and LOM production plans have been developed to optimize open pit mine production and to determine the necessary equipment hours.

Benchmark productivity assumptions were used to determine the unit costs for the various mining activities. Labour costs are based on the salary and wages structure provided by OT LLC Human Resources. Ore control costs are based on estimates for assaying and required consumables.

The main operating cost driver is haulage, followed by loading and labour. Additional haulage costs result from dividing the TSF into two cells. It is currently assumed that Cell 1 will be constructed with NAF waste material as soon as open pit mining starts. The East waste dump behaves as a temporary storage for NAF waste. The production plan uses this dump as final destination. Therefore, additional haul profiles have been added to the cycle times to account for the travel times between the East NAF dump (TSF stockpile) and the cell construction dikes as mining progresses.

As the pits deepen, haulage costs increase with greater haulage distance. Labour costs reduce over time as it is assumed that expatriate labour is reduced and more roles are carried out by Mongolian nationals. The unit cost in the last production year is higher because mining operation is shut down before the end of the year.

21.4.1.1	Underground Operating Costs

Operating costs include direct and indirect costs associated with the production of ore. Production is defined as pulling ore from drawpoints and delivering it to the main overland conveyor and all activity directly supporting this process. Operating costs include the following items:

•	Production

-	Production mucking – production haulage by LHDs from drawpoint to extraction level ore passes.

-	Truck haulage and ore flow – truck operation, chute maintenance, apron feeder maintenance, crushing and conveying system operation, and conveyor spill cleanup.

-	Secondary breaking – fixed and semi-mobile rock breakers, rock breaker operators, breaking of drawpoint oversize, and relieving low and medium hang-ups.

•	Ground Repair

-	Drawpoint repair.

-	Sill concrete repair.

-	Orepass repair.

•	Indirects – costs not directly allocated to production.

21.4.1.2	Process Operating Costs

Concentrator operating costs were developed using the template used by AMEC for IDP10. Data for all areas were updated to the latest available as of November 2010. All prices were in Q4 2010 US dollar terms, except where noted. Process plant operating costs have been developed for the main ore sources on an annual basis. The cost areas making up the process operating costs are:

•	Workforce

•	Reagents and Consumables

•	Maintenance Materials

•	Concentrator Administration Costs

•	Miscellaneous and Contractor Costs

Labour has been modelled on an annual basis from Year 1 to Year 7 (the first full year after expansion). Administration and miscellaneous costs have been considered 100% fixed in both phases, given that the increase in manpower is projected to be much lower than the increase in tonnage in Phase 2, as is normal in expansion of a mature plant. Power, maintenance consumables and reagents, grinding media and filter cloths have been treated as fully variable on an annual basis for the IDOP Reserve Case.

Concentrator operating costs were calculated based on testwork data, calculation of consumables, and unit rates developed from various sources, including:

•	IDP10

•	updated quotations for supply of goods and services from AMEC and Rio Tinto Procurement

•	OT LLC’s and AMEC’s database and experience from similar projects

•	labour rates and numbers provided by OT LLC

OT LLC has created a detailed labour estimate on a period-by-period basis in order to apply labour costs over the life of mine. This includes changes in personnel numbers as production levels change, and maintenance of at least 90% Mongolian national hire for all of OT LLC in advance of the IA mandated schedule.

21.4.1.3	General and Administration Operating Costs

The G&A costs cover all costs not directly associated with mining and processing. The areas included were:

•	Executive Management

•	Human Resources and Training

•	Business Readiness and Integration

•	Health, Safety and Security

•	Regional Development & Communications

•	Government Relations

•	Commercial

The following is a list of cost elements included in the cost estimate of each area:

•	Employee Related Costs

-	FIFO Travel

-	FIFO Accommodation

-	Relocation Cost

-	Recruitment Cost

-	R&R Travel

-	Housing Cost

-	In-country Costs

•	External Services

•	Inward freight

•	Consultants

•	Legal Fees

•	General Consumables

•	Mobile Equipment

-	Site Transport

-	UB transport

•	Safety, First Aid & Medical Supplies

•	Utilities

•	Fuel and Energy

•	Contractors

•	Operating Leases and Rent

•	Telecommunications

•	Office Accommodation Costs

•	Advertising, Promotions and Donations

•	Subscriptions & Memberships

•	Rates, Taxes & Licences

•	Travel Expenses

•	Asset Purchases

21.4.1.4	Other Operating Costs

Other costs that are treated as operating costs in the IDOP Reserve Case are:

•	Government Fees and Charges

•	Management Fees

•	Entrée JV fees

•	Ex BHP 2% NSR based payment

22	ECONOMIC ANALYSIS

22.1	Introduction

The IDOP Reserve Case schedules a total Mineral Reserve of 1.4 bt of ore (reported by Ivanhoe) over a 27 year mine life. Of this the Entrée-OT LLC-OT LLC Joint Venture Mineral Reserve is 27 Mt at 1.91% Cu and 0.74 g/t Au.

A summary of the Entrée-OT LLC Project Property production and financial results is shown in Table 22.1. The after tax NPV at 8% per annum discount rate attributable to Entrée for the Reserve Case is $129 M.

Table 22.1	IDOP Summary Production and Financial Results

Description	Units	IDOP Reserve Case
Production Rate (after expansion)	Mt/a	58
Entrée-OT LLC Joint Venture Property Results
Processed	Mt	27
NSR	/t	79.40
Cu Grade	%	1.91
Au Grade	g/t	0.74
Copper Recovered	billion lb	1.0
Gold Recovered	M oz	0.5
NPV (8%) After Tax (Entrée)	US$M	129

Notes:

•
Metal prices used for calculating the Hugo North Underground NSR are copper $1.80/lb, gold $750/oz, and silver $12.00/oz based on long term metal price forecasts at the beginning of the Mineral Reserve work. The analysis indicates that the Mineral Reserve is still valid at these metal prices.

•	The NSR has been calculated with assumptions for smelter refining and treatment charges, deductions and payment terms, concentrate transport, metallurgical recoveries and royalties.

•
For the underground block cave, all material within the shell has been converted to Mineral Reserve this includes low grade Indicated material and Inferred material  assigned zero grade treated as dilution.

•	Only Measured Resources were used to report Proven Reserves and only Indicated Resources were used to report Probable Reserves.

•
The base case financial analysis has been prepared using current long term metal price estimates of copper $2.85/lb, gold $1200/oz, and silver $16.60/oz. Metal prices are assumed to fall from current prices to the long term average over five years.

•	The Mineral Reserves are not additive to the Mineral Resources.

•
EJV is the Entrée –OT LLC Joint Venture.  The Shivee Tolgoi and Javhlant licences are held by Entrée Gold.  The EJV Shivee Tolgoi  and EJV Javhlant Licences are planned to be operated by OT LLC.  OT LLC will receive 80% of cash flows after capital and operating costs for material originating below 560 m, and 70% above this depth.  The Mineral Reserves are not additive to the Mineral Resources.

The Entrée-OT LLC Joint Venture and OT LLC copper and gold metal production and processing tonnages in the Reserve Case are shown in Figure 22.1 to Figure 22.3. The production shown is the total production is from the Entrée-OT LLC Joint Venture of which 20% is attributable to Entrée. Entrée have advised that under the terms of the Entrée-OT LLC Joint Venture, OT LLC is responsible for 80% of all costs incurred on the JV property, including capital expenditures, and Entrée for the remaining 20%.  Also under the terms of the Entrée-OT LLC Joint Venture, Entrée may be carried through to production, at its election, by debt financing from OT LLC with interest accruing at OT LLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance.  Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée’s share of products.  Such amounts will be applied first to payment of accrued interest and then to repayment of principal.  Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month.  Therefore, Entrée will not be obliged to contribute cash to the Entrée-OTLLC Joint Venture for its portion of operating and capital expenditures and will receive 10% of its share of cash flow from the Entrée-OTLLC Joint Venture until such time as any loans outstanding are repaid and 100% thereafter.

Figure 22.1	Copper Production – Reserve Case

Entrée-OT LLC Joint Venture (EJV) total production values are shown.

Figure 22.2	Gold Production – Reserve Case

Entrée-OT LLC Joint Venture (EJV) total production values are shown.

Figure 22.3	Processing by Source – Reserve Case

Entrée-OT LLC Joint Venture (EJV) total production values are shown.

22.2	Model Assumptions

The basis of the operational framework of the mine used in the analysis is Mongolian legislation and the terms of the IA between OT LLC and the GOM.

The Project level valuation model begins on 1 January 2012. It is presented in 2012 constant dollars, cash flows are assumed to occur evenly during each year and a mid-year discounting approach is taken. The discount rate applied to the Project is 8% per annum.

Average metal prices used for the evaluation were $2.90/lb copper, $1,272/oz gold and $17.41/oz silver. This includes long-term metal prices of $2.85/lb copper, $1,190/oz gold and $16.60/oz silver. These prices were judged to be reasonable against similar studies released over the last 12 months.

22.2.1	Treatment of Cash Flow Items

Entrée have advised  that under the terms of the Entrée-OT LLC Joint Venture, OT LLC is responsible for 80% of all costs incurred on the JV property, including capital expenditures, and Entrée for the remaining 20%.  Also under the terms of the Entrée-OT LLC Joint Venture, Entrée may be carried through to production, at its election, by debt financing from OT LLC with interest accruing at OT LLC’s actual cost of capital or prime +2%, whichever is less, at the date of the advance. Debt repayment may be made in whole or in part from (and only from) 90% of monthly available cash flow arising from sale of Entrée’s share of products.  Such amounts will be applied first to payment of accrued interest and then to repayment of principal. Available cash flow means all net proceeds of sale of Entrée’s share of products in a month less Entrée’s share of costs of operations for the month. Therefore, Entrée will not be obliged to contribute cash to the Entrée-OT LLC Joint Venture for its portion of operating and capital expenditures and will receive 10% of its share of cash flow from the Entrée-OT LLC Joint Venture (EJV) until such time as any loans outstanding are repaid and 100% thereafter.

The treatment of each key cash flow item included in the Entrée cash flow calculation is outlined in Table 22.2. As a guiding principle, the effective value of revenue and costs used in to calculation of Entrée net cash flow were based on an appropriate revenue or cost driver (e.g. EJV milled tonnes) multiplied by the total Project revenue or cost base (i.e. OT LLC and Entree processing costs) multiplied by its working interest (e.g. 20%).

The Net Cash Inflow – After Effective Realisation and Operating Costs – is the income that Entrée receives under the terms of the Entrée-OT LLC Joint Venture.

Table 22.2	Treatment of Cash Flow Items

Cash Flow Item	Calculation Treatment
Gross Sales	Total EJV Revenue x 20%
Less:
i) Concentrate Transport	Total Concentrate Transport Costs x (EJV Concentrate Produced/Total Concentrate Produced) x 20%
ii) Treatment and Refining Charges	Total Treatment & Refining Charges x (EJV Concentrate Produced/Total Concentrate Produced) x 20%
iii) Royalties	Gross Sales * 5%
iv) Mining Costs	Total Hugo North Operating Costs x (EJV Hugo North Mined Tonnes / Total Hugo North Mined Tonnes) x 20%
v) Processing Costs	Total EJV Milled Tonnes x LOM Average Processing Cost x 20%
vi) General & Administration Costs	Total EJV Milled Tonnes x LOM G&A Cost x 20%
vii) Depreciation – Processing Only	Processing Capital Depreciation x (EJV Milled Tonnes / Total Milled Tonnes) x 20%
Net Cash Inflow – After Effective Realisation and Operating Costs	Gross Sales – Effective Realisation and Operating Costs
Income Tax Expense	Net Cash Inflow x 25% Tax Rate
Net Cash – After Tax	Net Cash Inflow – Income Tax Expense
Capital Contributions	Total Hugo North Capital Depreciation (Phase 1 and Phase 2) x (EJV Mined Tonnes / Total Hugo North Mined Tonnes) x 20%
Net Cash Flow – Before Finance	Net Cash After Tax – Capital Contributions

•
Total EJV Revenue is calculated based on Heruga and Total EJV Hugo North (Lift 1 and Lift 2) tonnages.  In the Reserves case EJV revenue is only generated from production sourced from EJV Hugo North Lift 1.

22.2.2	Ivanhoe Funding and Principal Repayment

Entrée have advised  that under the terms of the financing agreement with Ivanhoe, Entrée only have to make repayments from a maximum of 90% of their net cash inflow from project receipts. This allowance is accounted for the debt repayment schedule and cash flow model by capping any debt repayment in a particular year to either a maximum of 90% of the Net Cash Flow – Before Finance (refer to Table 22.2), or the outstanding loan balance, whichever is lesser. The interest payable on any outstanding balance is at 5.8% p.a.

22.3	Reserve Case – Economic Analysis

The after tax NPV at 8% discount rate attributable to Entrée for the Reserve Case is $129 M. Table 22.3 summarises the financial results of the Reserve Case. Cumulative cash flow for the Reserve Case is depicted in Figure 22.4. A complete cash flow is provided in Table 22.4.

Table 22.3	Reserve Case Entrée Financial Results

		Before Taxation	After Taxation
Net Present Value (US$M)	Undiscounted	517	383
	5.0%	260	192
	6.0%	228	168
	7.0%	200	147
	8.0%	175	129
	9.0%	154	114
	10.0%	136	100

Figure 22.4	Reserve Case Entrée Cumulative Cash Flow – After Financing (Undiscounted)

Table 22.4	Entrée Reserve Case Cash Flow (Undiscounted)

Cash Flow Statement			-1	1	2	3	4	5	6 to 10	11 to 20	21 to Life of Mine	Total
Gross Sales	$	M	0.0	0.0	0.0	1.5	3.2	1.8	5.9	694.4	0.0	706.9
Less:
i) Concentrate Transport	$	M	0.0	0.0	0.0	(0.0)	(0.0)	(0.0)	(0.1)	(6.4)	0.0	(6.5)
ii) Treatment and Refining Charges	$	M	0.0	0.0	0.0	(0.1)	(0.2)	(0.1)	(0.3)	(31.7)	0.0	(32.3)
iii) Royalties	$	M	0.0	0.0	0.0	(0.1)	(0.2)	(0.1)	(0.3)	(34.7)	0.0	(35.3)
iv) Mining Costs	$	M	0.0	0.0	0.0	(0.0)	(1.2)	(0.4)	(0.4)	(28.6)	0.0	(30.6)
v) Processing Costs	$	M	0.0	0.0	0.0	(0.0)	(0.1)	(0.1)	(0.2)	(23.9)	0.0	(24.4)
vi) General & Administration Costs	$	M	0.0	0.0	0.0	(0.1)	(0.2)	(0.1)	(0.2)	(25.5)	0.0	(26.1)
vii) Depreciation – Processing Only	$	M	0.0	0.0	0.0	(0.1)	(0.2)	(0.2)	(0.3)	(12.2)	0.0	(13.0)
Net Cash Inflow	$	M	0.0	0.0	0.0	1.2	1.1	0.9	4.2	531.3	0.0	538.8
Income Tax Expense	$	M	0.0	0.0	0.0	(0.3)	(0.3)	(0.2)	(1.1)	(132.8)	0.0	(134.7)
Net Cash – After Tax	$	M	0.0	0.0	0.0	0.9	0.8	0.7	3.2	398.5	0.0	404.1
Capital Contributions	$	M	0.0	0.0	0.0	(1.1)	(2.3)	(0.9)	(0.8)	(15.7)	0.0	(20.9)
Net Cash Flow – Before Finance	$	M	0.0	0.0	0.0	(0.2)	(1.5)	(0.2)	2.3	382.8	0.0	387.2
Ivanhoe Funding	$	M	0.0	0.0	0.0	0.2	1.5	0.2	(2.1)	(0.5)	0.0	(0.7)
Net Cash Flow – After Finance	$	M	0.0	0.0	0.0	0.0	0.0	0.0	0.2	382.3	0.0	382.5

Project sensitivities are summarised in Table 22.5 and Figure 22.5.

Table 22.5	Metal Price Sensitivity Analysis - Reserve Case - Entrée

After-tax Values NPV8 US$M	Gold Price/oz
Copper Price/lb	800	1000	1200	1500	1750	2000	2500	3000
2.00	78	83	88	96	102	108	121	133
2.50	102	107	112	120	126	132	145	157
2.85	119	124	129	137	143	149	162	174
3.00	127	132	137	144	150	156	169	181
3.50	151	156	161	168	174	181	193	206
4.00	175	180	185	192	199	205	217	230
4.50	199	204	209	216	223	229	241	254
5.00	223	228	233	241	247	253	266	278

Figure 22.5	Entrée After Tax NPV8 $M Sensitivity to Au and Cu Price

23	ADJACENT PROPERTIES

The Joint Venture Property is immediately adjacent to Ivanhoe’ Oyu Tolgoi mining licence which hosts porphyry copper-gold mineralization within the Hugo Dummett (South and North) deposit and within the Southern Oyu deposits (Southwest, South and Central Oyu). From Ulaan Khud in the north to Heruga in the south, the known copper-gold-molybdenum deposits now span a distance of 20 km along what has been termed the Oyu Tolgoi structural trend. Developments on the Oyu Tolgoi Project are relevant to Entrée’s Hugo North Extension and Heruga Mineral Resources.

The following description of mineralization and alteration at Oyu Tolgoi is quoted verbatim from Kirwin et al, 2005.

“Mineralization and alteration at Oyu Tolgoi is characterized by multiple copper-gold porphyry centres with late high-sulfidation systems, which occur above and partially telescoped onto the underlying copper-gold porphyry systems. The high-grade core of the South West Oyu deposit is cylindrical-shaped copper-gold porphyry, 250 m in diameter, that extends vertically for over 800 m. Mineralisation is centered on small 10 to 30 m wide; syn to late mineral porphyritic quartz monzodiorite (QMD) dykes and extends for over 100 m into the adjacent host basaltic volcanics. Contorted milky white quartz veins are developed in both the mineralized QMD and basaltic volcanics.

Quartz vein textures include sinuous networks of milky quartz rather than classical porphyry planar, multidirectional centerline vein stockworks. Similar quartz vein textures have been described at Tampakan in the Philippines. The quartz veins appear to have formed largely as an early, relatively high temperature event. Unidirectional solidification textures or USTs have been observed as delicate millimetre lacey layers throughout a 30 m zone in drillhole OTD 183. Similar USTs have been observed at many gold-rich porphyry deposits including Bajo de le Alumbrera.Chalcopyrite with subordinate pyrite and bornite occurs disseminated and as late fracture fillings within the quartz veins and host rocks. Gold to copper ratios increase from 2:1 to 3:1 at depth. Alteration within the QMD is predominantly early pervasive albite overprinted by quartz-sericite with minor fluorite and rare tourmaline. The basaltic volcanics feature biotite-magnetite with late chlorite-sericite. Pervasive biotite alteration occurs in the core of the deposit and grades outwards as vein selvages. Gold is very fine, ranging from 1 to 120 µm, and occurs intergrown with chalcopyrite as veinlet infills, healing hydro fracturing of pyrite crystals and as inclusions within or on grain boundaries with chalcopyrite and bornite or gangue. Lower grade, propylitic altered basalt with 1:1 gold to copper ratios extends for 600 x 2,000 m around the high-grade core. The QMD dyke bounding South West Oyu to the south-east is sericite altered at upper elevations and weakly mineralized with disseminated pyrite and chalcopyrite.

High sulphidation systems above, and partly telescoped onto underlying porphyry systems occur at Central Oyu Tolgoi and South Hugo Dummett, the latter is hosted mainly by dacitic ash flow tuffs which overly basaltic volcanics and stocks and dykes of QMD. Drilling has so far encountered two kinds of HS systems defined by sulfide mineralogy, zonation, and geological setting. At Central Oyu covellite and pyrite are related to an upwardly flared zone of intense quartz-muscovite alteration with subordinate minamite, dickite, pyrophyllite. Primary apatite has been altered to secondary phosphates (crandellite, svanbergite and woodhousite). Mineralisation is centered on porphyry-style quartz-veined QMD dykes. In Central Oyu, a supergene-enriched chalcocite blanket, tens of metres in thickness has developed overlying the covellite, pyrite-rich HS mineralisation. Sooty chalcocite coating pyrite and filling fractures underlies a 20 m to 60 m thick, hematite, goethite-rich leached cap. Minor exotic copper mineralisation has been observed in some drillholes adjacent to the main Central Oyu deposit.

At South Hugo, bornite, chalcopyrite and chalcocite are related to high density porphyry-style quartz veins, cutting dacitic ash flow tuffs. Within the ash flow tuffs the advanced argillic alteration is characterized by alunite, pyrophyllite, diaspore, dickite, topaz, zunyite, minor fluorite and rare dumortierite. Mineralisation extends vertically and laterally from a series of porphyritic monzodiorite apophysies or from a deep seated porphyry-style core. Deep drilling has encountered magnetite and chalcopyrite veining in biotite and chlorite altered, augite porphyry basalt similar to South West Oyu. The bornite, chalcopyrite and chalcocite mineralisation at South Hugo has exceptional copper grades (locally 10% Cu over 2 m sample intervals), and appears to be zoned laterally from a bornite-dominated core, outward to chalcopyrite and pyrite.

North Hugo has a continuous high grade bornite dominant core which extends for at least 1.6 km north-east from South Hugo. At the southern end it has a vertical extent of 100 m which increases to more than 700 m at the northern end. The metre and increases to approximately 200 m at the northern section. The greater than 1% copper grade shell which fully envelops the high grade core, attains a maximum horizontal thickness of 450 m at zero RL (1,160 m below surface). Mineralisation is hosted in basalts and quartz monzodiorite stocks. The best gold values are associated with bornite and the gold to copper ratios vary from 1:10 to as high as 1:1 in the northern part.”

Geologists at Ivanhoe (C. Forster, pers. comm., 2007) compare mineralization at Heruga most closely to the Southwest Deposit on Oyu Tolgoi. The description below of the Southwest Deposit is taken from Peters et al. (2006):

“Copper-gold porphyry style mineralization at the Southwest deposit consists of a cylindrical highgrade core roughly 250 m in diameter enclosed within a broad zone of lower-grade mineralization. The high-grade core is centred on a 10 m to 30 m wide, vein-rich quartz monzodiorite dyke and extends for over 100 m into the adjacent massive porphyritic augite basalt. The high-grade core is characterized by 1 cm to 50 cm wide contorted milky white quartz veins in sericite, albite, minor tourmaline-altered quartz monzodiorite and biotite–magnetite-altered augite basalt, overprinted by chlorite and sericite. Chalcopyrite with subordinate pyrite, bornite, and molybdenite occur as late veinlets filling fractures in quartz veins and disseminated through wall rocks.

Low-grade copper mineralization peripheral to the high-grade core is characterized by lower vein densities, hosted in chlorite and epidote altered basalt and lesser sericite- and albite-altered quartz monzodiorite. Magnetite veinlets post-date the quartz veins but predate the main sulphide event. Chalcopyrite, bornite, and pyrite are mainly disseminated, with fracture- or vein-controlled sulphides being less prominent. These peripheral zones include; the informally defined Far South zone, which encompasses mineralized basalt with 1:1 gold:copper (ppm:%) ratios on the south-west margin of the deposit area, and the Bridge zone, consisting of copper-mineralized basalt and quartz monzodiorite between the Southwest and Central deposits. Although these two subzones were used in 2005 as domain boundaries in resource modeling (see Juras, 2005), there is no clear geological boundary distinguishing them from the adjacent peripheral zone mineralization.

Gold mineralization in the Southwest deposit is closely associated with chalcopyrite, and occurs intergrown with chalcopyrite, as inclusions and fracture infills within pyrite, or on grain boundaries of pyrite. Less frequently, gold occurs on grain boundaries with bornite or as inclusions in bornite, quartz or carbonate. The gold to copper (ppm:%) ratios range from 2:1 to 3:1 within the high-grade core, decreasing to 1:1 in the low-grade margins of the deposit.

The Southwest deposit is capped by an oxidized zone that varies from 50 m to 60 m thick, and consists of black copper oxide (neotocite or tenorite) as fractures coatings, and speckled throughout the oxidized limonite-stained basalt.

Alteration styles at the Southwest deposit are typical of copper-gold porphyry systems. Augite basalt in the high-grade core of the deposit contains biotite and magnetite alteration, overprinted by chlorite and sericite. Biotite alteration occurs pervasively in the core of the deposit and grades outwards to selvage controlled within pervasive chlorite and epidote alteration. Minor albite alteration occurs as selvages along veins or fractures. Locally, brown carbonate alteration is present in the basalt.

Vein-rich quartz monzodiorite (OT-Qmd and xQmd phases) in the high-grade core contains sericite-biotite-albite alteration with minor tourmaline and montmorillonite. Pink albite alteration commonly occurs as selvages on veins or fractures, and sericite overprints biotite and albite.

In the low-grade peripheral portions of the deposit, augite basalt is pervasively chlorite–magnetite altered, with epidote occurring in patches and sericite and pink albite on vein or fracture selvages. Pink albite may form reaction rims around irregularly-shaped epidote patches. Biotite alteration occurs locally. Late calcite or ankerite veins crosscut the assemblage. Quartz monzodiorite within the low-grade margin contains pervasive sericite alteration, with albite occurring along quartz vein or fracture margins. Spotty biotite alteration occurs locally.”

24	OTHER RELEVANT DATA AND INFORMATION

24.1	Management

The operations plan sets out the various roles and responsibilities required to successfully manage the operating aspects of the Oyu Tolgoi Project. It includes the overall workforce development strategy and other operations planning aspects related to supply and logistics; environment, health, and safety policies and procedures; and concentrate shipment and handling. OT LLC has developed an Operational Readiness Plan to ensure that all facilities and personnel are in place to support the successful transition from project construction to mine operations. The operations plan is current as of December 2010 and may be subject to change as planning advances for operations.

24.1.1	The Organization

OT LLC’s aim is to develop a proficient and reliable workforce possessing the productivity and skills associated with international best practice to support its overall goal of high operations efficiency. The organizational structure of the Project is expected to evolve from a more hierarchical structure to one that is a flatter, more global-type structure. This evolution will be tied to the development of professional management ability and advanced skills within the OT LLC workforce. The overall OT LLC management organizational structure is presented in Figure 24.1.

Figure 24.1	Organization Chart for Overall OT LLC Management

24.1.2	Training and Human Resources

OT LLC recognizes that employment, benefits, and training are vital to meeting project goals for operations. OT LLC has made commitments and developed plans related to training and human resources as part of its corporate commitments and stewardship of the project.

Human resources functions for national, regional, and site requirements will be managed centrally in Ulaanbaatar, supported by permanent recruitment offices in Dalanzadgad and Khanbogd, to maintain consistency through the recruitment, hiring, and training processes. Recruitment and training will be linked to the project development schedule and strategy to ensure successful workforce ramp-up.

To meet the needs of construction and operations, fixed rosters have been developed as part of the work rotation strategy. There are four principal rosters for construction and two principal rosters planned foroperations. These rosters will guide the work rotation of the OT LLC workforce at site, regional offices, and in Ulaanbaatar.

24.1.3	Workforce Development

Present planning provides for an operations workforce consisting of both expatriates and Mongolian nationals. This is largely owing to a lack of Mongolian exposure to the particular technical and trades skills that will be required for the Oyu Tolgoi operation. It is anticipated that the requirements for an expatriate workforce will decline as the operation matures and Mongolian staff skill levels improve to international best practice standard through training and on-the-job experience. This phased reduction will follow the commitments outlined in the Investment Agreement with the GOM.

24.1.4	Supply and Logistics

The volumes of incoming freight for the operations phase have not yet been established, but quantities will be much lower than those required for construction.

OT LLC’s procurement standards and processes have been developed to ensure that the manner in which the procurement function is conducted is transparent and understood by all key stakeholders. The Statement of Procurement Practice (October 2010) sets out a range of expectations and commitments relating to how business will be conducted between the Oyu Tolgoi Procurement team, its internal customers (or other departments within the Oyu Tolgoi business), and suppliers to the business. An annual external audit will ensure OT LLC is at all times meeting the commitments outlined under the Statement of Procurement Practice.

24.1.5	Concentrate Shipment and Handling

Copper concentrate will be sold in-bond free-on-board at a bonded yard on the Chinese side of the border in Ganqimaodao. The proposed copper concentrate transport strategy assumes the existence of a bi-lateral concentrate export/import agreement to allow concentrate to be shipped across the border directly and without having to operate a cross-border shuttle service for full and empty containers.

The Chinese railway is planning to construct an extension of its network to Ganqimaodao. Once this rail line becomes operational, copper concentrate will be exported in bulk to a small truck reload facility at Ganqimaodao for those customers requiring truck delivery.

24.1.6	Environment, Health, and Safety

Oyu Tolgoi Health & Safety Management System (H&S MS) has been developed to provide Management with clear direction on health and safety management and to ensure compliance and provide the basis for driving improvements.

24.1.7	Operational Readiness Plan

The detailed Operational Readiness Plan will cover all operating aspects of the Oyu Tolgoi Project. It includes an overview of OT LLC’s operational framework and operating philosophy and descriptions of the pertinent strategy, plans, and procedures for 21 identified functions across the project, both on- and off-site. The associated strategies are currently under preparation.

24.2	Risk Assessment

Risk analysis was undertaken for IDOP with the assistance of Rio Tinto Technology and Innovation (RT T&I) which updated the previous risk analysis that was conducted in September 2011. The risks identified in IDOP remain current, the summary below includes discussion based on the current status of the Project.

24.2.1	Summary

RT T&I was asked by OT LLC to facilitate a series of risk analysis workshops to assist in the process of identifying and evaluating risks associated with various key aspects of the Oyu Tolgoi Project. The workshops were conducted on and between 25 and 29 October 2010 at the Ivanhoe office in Vancouver, Canada. The scope of work for these activities is described in a September 2010 document to Rio Tinto Copper Projects (RTCP)/OT LLC from RT T&I. Key project staff and consultants who were unable to attend the risk workshops at Ivanhoe Vancouver office were remotely accessed via telecommunications hook-ups, primarily from the project administration office in Ulaanbaatar, Mongolia.

RTCP/OT LLC requested the semi-quantitative risk analysis to identify and analyse the various threats and opportunities associated with the project as viewed and perceived at the time the risk workshops were conducted. The October 2010 risk analysis represents an update to a previous risk analysis conducted by Rio Tinto in September 2009. Earlier risk analyses were also carried out in November 2008 and September 2007. For continuity purposes, all risks identified in the September 2009 risk register were carried over in the current risk register. All September 2009 risks that were deemed to be still applicable were reassessed for likelihood and consequence impacts; if the risk was deemed to be no longer applicable, it was so indicated by being grayed out in the latest risk register.

24.2.2	Key Assumptions

The risk analysis focussed on threats rather than opportunities as the significant opportunities at Oyu Tolgoi were included within the risk analysis assumptions. Five key assumptions were made in the risk analysis of Oyu Tolgoi:

●	Business values, in terms of capital expenditures, operating costs, and productivity, can be achieved by the Oyu Tolgoi Project.

●	The Project will be delivered on time and on a budget that is in an acceptable plus/minus range under the current status of the Oyu Tolgoi Project.

●	Acceptable safety, health, and environmental performance maintained throughout the Oyu Tolgoi Project.

●	Maintain excellent relationship with government and approval bodies.

●	Uphold acceptable management of community and social concerns and expectations of the Oyu Tolgoi Project.

24.2.3	Recommendations

To achieve the objectives of the risk analysis, Rio Tinto recommended the following:

●
Fully understand the results of the risk analysis and manage the identified risks – particularly the Class III and Class IV risks, which require active management – in a manner that is consistent with the candidate risk-management measure(s) recorded in the risk register.

●
Confirm Risk Owners assigned to each risk and ensure that the designated individuals are provided the financial resources, authority, and managerial support to successfully execute the agreed upon candidate risk-management measures. If needed, Risk Owners need to assign Task Owners to assist them with their risk-management duties and responsibilities.

●	Appoint a senior-level person as a “Risk Champion” to assure that all assigned Risk Owners fulfil their risk-management responsibilities.

●
At the appropriate time, develop implementation plans and schedules for each candidate risk-management measure that has been assigned; particularly, the Class III and Class IV risks, which require active management.

●
Conduct periodic and detailed reviews of the risk register, as applicable, to gauge progress and identify and address any gaps in the risk-management program or problems with the proposed risk-management actions that were identified in the risk register. Typically, such reviews are carried out at:

-	A quarterly basis

-	Upon any developments that alter the nature and/or size of the risks, and /or

-	As key project milestones are reached.

Such reviews and updates can be used to evaluate and refine the risk register due to real or anticipated changes implemented since the original risk analysis was completed. This is particularly important for Oyu Tolgoi, since a number of key assumptions made during the focused risk workshop may need to be altered and or revised as the Oyu Tolgoi Project progresses forward at a relatively rapid pace.

24.2.4	Risk Areas

The following key development features identified for IDOP identify the areas for which the main risks have been reported by the risk analysis process:

●	Investment Agreement

●	Environment

●	Marketing

●	Water Supply and Management

●	River Diversion

●	Infrastructure

●	Workforce for Operations

●	Schedule Risks

●	Power Supply

●	Financing

24.2.4.1	Investment Agreement and Taxation Assumptions

The risk analysis was carried out prior to the signing of the IA and many of the risks related to unknowns in relation to the terms of the IA at the time of the analysis work and addressing the issues that are now part of the IA conditions precedent. The signing of the IA has allowed many of the issues to be clarified and will provide a better understanding of potential risks as well as identifying opportunities in the next stage of the continuous risk analysis process. The IA has been signed by all parties and became effective at 31 March 2010 as a number of conditions precedent before terms come into effect were completed to the satisfaction of all parties.

24.2.4.2	Environment

To date, no environmental issues have been identified that cannot be managed through normal mining practices. Both environmental and social monitoring activities are ongoing for the Oyu Tolgoi Project. The revised ESIA is planned for completion in April 2012 to International Finance Corporation and European Bank for Reconstruction and Development standards.

The environmental baseline assessment for the project was prepared by drawing upon the wide range of internal and independent studies that have been prepared since 2003. The existing information was reviewed and assessed for accuracy, consistency and validity. Where additional environmental baseline data became available in 2010 before the draft ESIA was produced, these were incorporated into the ESIA. Further data collection studies have been commissioned and started and commitments have been made in the corresponding management plans to ensure that collection of baseline data continues to improve and that the results of ongoing monitoring will be integrated into updated and revised management plans and procedures.

The baseline chapters presented in the ESIA are, necessarily, a summary of an extensive body of research and assessment that has been ongoing over many years.

24.2.4.3	Marketing

Current consumption trends for copper suggest that Oyu Tolgoi is well positioned to sell its product. A diversified strategy will be needed to evaluate and encourage the development of greater smelter capacity in geographically favourable regions of China and elsewhere in Asia as concentrate production at Oyu Tolgoi increases beyond 1.5 Mtpa.

As part of the Investment Agreement, OT LLC has made a commitment to undertake a feasibility study for the construction of a copper smelter in Mongolia to service Oyu Tolgoi. This study must be completed within 5 years of commencement of production. OT LLC is not committed to finance or build a smelter itself under the terms of the Investment Agreement.

Non-binding memoranda of understanding for concentrate sales to two large Chinese smelters were agreed to during Q3 2011. Contracts are expected to be finalized with these smelters over the coming months. In addition, non-binding agreements on principal sales terms have been reached with two international trading companies; conversion of these agreements to binding contracts is under discussion. Most of the concentrate initially produced at Oyu Tolgoi is expected to be delivered to customers in China.

24.2.4.4	Water Supply and Management

The development of a borefield to access groundwater reserves within the Gunii Hooloi aquifer basin has been established as the most cost-effective option to meet the raw water demand for the project. Water from the borefield will be required for process water supply, dust suppression in the mining areas, and potable use.

Close monitoring of aquifer behaviour, calibration of models, and monitoring of relevant surface features will become priorities as operations commence.

Entry into the region by third-party resource companies and increased demand due to population increases will heighten the competition and sensitivities associated with water supply.

Preliminary estimates of total site water demand for a future processing rate of 160 ktpd are 918 L/s average and 1,081 L/s peak, both figures incorporating a conservative design development contingency of 25%.These estimates assume a Phase 1 peak design processing rate of 110 kt/d at 92% plant availability, 64% tailings density, and 0% mine dewatering. Although some mine water could become available at certain stages of mining, the amount would be limited and has been conservatively excluded from design assumptions. Water consumption in the process plant represents more than 90% of the total demand, Estimates of total site water demand for the Phase 2 processing rate of 160 kt/d are 918 L/s average and 1,081 L/s peak, both figures incorporating a conservative design development contingency of 25%.

OT LLC currently has an approved government licence for the abstraction of 870 L/s from Gunii Hooloi and plans to seek an increase for the project expansion based on revised yield numbers that were developed after pump-testing the borefield in 2011.

The Oyu Tolgoi Environmental Management System, currently under development in accordance with ISO14001 standards, will include water conservation as one of the key areas of continuous improvement during the operations period.

24.2.4.5	River Diversion

The existing Umdai River channel runs through the future open pits. Subsurface flow in the river channel is constant, but surface flow is sporadic, occurring only after heavy rainfall. The river must be diverted to prevent the mining hazard represented by water inflows to the pit and to ensure continued supply to downstream users. Because the near-surface water in the river flows in a perched water table, separated from the underlying groundwater table, the river flow is not expected to be affected by the drawdown associated with mine dewatering.

24.2.4.6	Infrastructure

Oyu Tolgoi is located in an isolated region of Mongolia, with little developed infrastructure. The site is; however, only 80 km from the Chinese border, where resources do exist to support the Project in the energy, transportation, manufacturing, and construction areas. The development plan for the Project is based on the principle of maximizing Mongolian content while involving and realizing the benefits of the resources in China. Balancing the dual objectives is seen as achievable.

It is also assumed that the Chinese road and rail transportation systems can accommodate the movement to site of imported materials required for construction and operations and the shipment off site of all concentrate produced at the process plant. This will need to be confirmed.

24.2.4.7	Tailings Storage Facility

The TSF analysis concluded that the current design is acceptable for reporting purposes and there are opportunities to further simplify the TSF design and operating plan to achieve a lower net present cost for tailings management.

24.2.4.8	Workforce for Operations

OT LLC plans to maximize Mongolian employment levels and achieve a 90% national operating workforce. Mongolian exposure to the specific technical and trade skills required for the Project has been limited, and an extensive training program will be required to achieve this level of local participation.

24.2.4.9	Schedule Risks

IDOP noted that there are risks associated with large scale mining (both open pit and underground) and processing development, construction, and operating that may occur because of changes to the assumptions and could cause delays to the project.

The two most significant schedule risks that have currently been identified are from delays in power and delays to the underground production. OT LLC is actively managing these issues and has plans in place that are mitigating the issues.

Commissioning with ore of the concentrator Line 1 circuit will be dependent on power available from China as there will be insufficient temporary power on site to undertake this activity. If power is available from China by 15 August 2012, the plan date for production of first concentrate would be achieved.

The design of the underground incorporates 4 shafts and 5 raises to ventilate the mine. The intended method of construction for the 5 ventilation raises is by raise boring. There has proven difficult and has suffered delays, the primary reason for schedule slippage has been due to poor ground conditions. Completion of the ventilation raises is on the critical path to production from the underground mine as the raises are required to meet the ventilation requirements for development and provide alternative means of egress should Shaft 1 be unavailable. In order to mitigate and minimise risk to the project production and to OT LLC are investigating alternative means of establishing the vertical development required to complete the ventilation infrastructure. Work to determine the impact of this issue is being carried out. Initial analysis by OT LLC suggests that the underground production could be delayed by around twelve months and that each month’s delay could have an NPV value of $50 M. A delay in production is less significant to Entrée than to OT LLC. As most of the ore in the Entrée-OT LLC Joint Venture Mineral Reserve is scheduled for production between years 10 and 18 the impact of a one year delay on the return to Entrée would be small. A one year delay would reduce the NPV8 by $10 M. These investigations are planned to be incorporated into DIDOP and will allow OT LLC to quantify potential costs and changes required to meet the Oyu Tolgoi Project schedule.

In addition possible scope changes have been indicated including:

•	Additional development and excavation expenditures

•	The addition of a shaft No 5

•	An additional crew underground

•	Increased operating cost due to design changes

24.2.4.10	Financing

Timely development of the Oyu Tolgoi Project depends upon Ivanhoe ability to maintain an adequate and reliable source of funding. Ivanhoe existing financial resources are insufficient to meet all anticipated development expenditures required to advance the Project to the commencement of commercial production and Ivanhoe will require access to additional sources of funding during 2012 in order to maintain the project’s current development schedule. The scale of the Project is such that a significant amount of financing is required. Such financing would typically be sought from debt and equity capital markets. A comprehensive financing plan for the completion and start-up of the Project, which includes three basic elements: project finance, bridge finance and equity, remains under discussion with Rio Tinto, but there can be no assurance that an agreement with Rio Tinto will be reached. Failure to reach agreement with Rio Tinto on a comprehensive financing plan could have a material adverse impact on Ivanhoe.

In addition, volatility in debt and equity capital markets and other factors may adversely affect Ivanhoe ability to implement a comprehensive financing plan particularly as it relates to project finance. Ivanhoe operates in a region of the world that is prone to economic and political upheaval and instability, which may make it more difficult to obtain sufficient debt financing from project lenders. Failure to obtain sufficient additional financing would likely have a materially adverse impact on Ivanhoe ability to maintain the current development schedule for the Project and could jeopardize Ivanhoe ability to meet its contractual commitments to third parties in respect of the Project, including those in respect of the Investment Agreement and the Amended Shareholders’ Agreement. Ivanhoe may be able to partially mitigate the risk of failing to obtain additional financing by selling some or all of its non-core assets but there is no assurance that the proceeds of any such sale would be sufficient to meet all project expenditure requirements.

There are covenants in the Head of Agreement that restrict Ivanhoe ability to incur debt and the Right of First Offer that applies, except in limited circumstances, to equity financing transactions that Ivanhoe proposes to undertake. Accordingly, Ivanhoe ability to implement those aspects of its comprehensive financing plan involving project financing and bridge financing is dependent on approvals from Rio Tinto, which approvals cannot be guaranteed. Equity financing does not require Rio Tinto’s approval but, depending on the terms of the equity financing, may be subject to Rio Tinto’s Right of First Offer, which right expires on October 24, 2012. Rio Tinto’s Right of First Offer may operate to delay Ivanhoe ability to complete an equity financing and such delays may become protracted if Ivanhoe and Rio Tinto disagree as to how the Right of First Offer should operate or whether the Right of First Offer applies to a particular type of equity financing transaction.

Although Ivanhoe and Rio Tinto are currently engaged in discussions aimed at implementing the comprehensive financing plan proposed by Ivanhoe, Rio Tinto’s ability to effectively veto any and all debt financing transactions proposed by Ivanhoe means that any financing plan that is ultimately approved and implemented may be materially different from the comprehensive financing plan that Ivanhoe has presented to Rio Tinto for discussion. If Rio Tinto declines to approve a proposal for third party debt financing and, as an alternative, offers to provide its own debt financing, Ivanhoe may have no effective alternative than to accept Rio Tinto’s proposal to provide such financing even if the terms proposed are less favourable than those available from a third party. If Rio Tinto declines to approve a proposal for third party debt financing and does not offer to provide any debt financing itself, Ivanhoe may not be able to obtain any debt financing at all, which could limit Ivanhoe financing alternatives to equity capital, the terms of which may be dilutive and otherwise unfavourable, and the sale of non-core assets at potentially distressed prices.

24.2.4.11	Power Supply

The Investment Agreement recognized that reliable supply of electrical power is critical to the Oyu Tolgoi Project. The agreement also confirmed that Ivanhoe has the right to obtain electrical power from inside or outside Mongolia, including China, to meet its initial electrical power requirements for up to 4 years after Oyu Tolgoi begins commercial production. The agreement further established that (i) Ivanhoe has the right to build or sub-contract construction of a coal-fired power plant at an appropriate site in Mongolia’s South Gobi region to supply the Project; and (ii) that all of the project’s power requirements would be sourced from within Mongolia no later than 4 years after the start of commercial production.

OT LLC is proceeding with arrangements to ensure that electrical power from China will be available for the start of initial production that presently is expected in the third quarter of 2012. The construction of the transmission towers along the 95km section of the power line from the Oyu Tolgoi mine site to the Mongolia-China border was completed in October 2011. In early March 2012, Chinese contractors began construction of the power line and switching station as part of the 87km link in the 220-kilovolt power transmission line to be built from the electrical distribution grid in Inner Mongolia, China, to the China-Mongolia border.

A separate power-purchase agreement establishing a supply arrangement between Mongolian and Chinese authorities is required before Chinese electrical power can be imported into Mongolia. OT LLC will be a party to any agreement for the purchase and supply of electrical power.

Subject to negotiations and a final agreement, the commercial arrangements and power-purchase tariffs are expected to be expedited to ensure that imported power will be available at the Oyu Tolgoi mine site by the third quarter of 2012. In the meantime, additional diesel-powered generating capacity is being provided with expansion planned for April 2012 to meet the project’s more immediate requirements during the remaining stages of construction.

In November 2011, the GOM provided OT LLC a cabinet resolution allowing for the future construction by OT LLC of a coal-fired power plant in Mongolia dedicated to the Project. Such a plant would require certain GOM permits, the negotiation of commercial agreements with the GOM and coal suppliers, and the arrangement of financing for the accelerated construction. If the establishment of a power plant is required for the early production at Oyu Tolgoi, the required revisions to the construction schedule for the Project could adversely affect the project’s ability to achieve full commercial production in 2013. Although construction of a power plant is expected as part of the Project’s future development, there is no provision for a plant in the current capital cost estimates for 2012, and the additional financing that would be required for such a plant is not contemplated as part of the Company’s current financing plan. The HOA provides that if construction of a 50 megawatt, or greater, power plant was started before 1 January, 2015, the construction would be funded by loans from Rio Tinto, with 40% of the outstanding balance to be repaid in 2015 and the remainder in 2016.

25	INTERPRETATIONS AND CONCLUSIONS

25.1	Joint Venture Property

The geology of the Oyu Tolgoi Project is well understood. The deposits are considered to be examples of a copper-gold porphyry system and related high-sulfidation types of deposits. The deposits are grouped into three areas: Heruga, Southern Oyu and Hugo Dummett. The exploration program relies strongly on geophysical survey data (IP and magnetics), and other target anomalies still remain within the project land holdings. The current Hugo North, Hugo South and Southern Oyu resource models were developed using industry-accepted methods and are considered acceptable for incorporation into resource estimates.

The Mineral Resources were classified using logic consistent with the CIM definitions referred to in National Instrument 43-101. The mineralization of the project satisfies sufficient criteria to be classified into Measured, Indicated and Inferred Mineral Resource categories.

25.1.1	Hugo North Extension

25.1.1.1	Mineralization

The highest-grade copper mineralization in the Hugo North Deposit is related to a zone of intense stockwork to sheeted quartz veins. The high-grade zone is centred on thin, east-dipping quartz monzodiorite intrusions or within the upper part of the large quartz monzodiorite body and extends into the adjacent basalt. In addition, moderate- to high-grade copper and gold values occur within quartz monzodiorite below and to the west of the intense vein zone, in the Hugo North gold zone. This zone is distinct in its high gold (ppm) to Cu (%) ratios (0.5:1). Bornite is dominant in the highest-grade parts of the deposit (3% to 5% Cu), and is zoned outward to chalcopyrite (2%). At grades of <1% Cu, pyrite–chalcopyrite ± enargite, tennantite, bornite, chalcocite, and rarely covellite occur, hosted mainly by advanced argillically altered dacite tuff.

Elevated gold grades in the Hugo North deposit occur within the up-dip (western) portion of the intensely veined high-grade core, and within a steeply dipping lower zone cutting through the western part of the quartz monzodiorite. Quartz monzodiorite in the lower zone exhibits a characteristic pink to buff colour, with a moderate intensity of quartz veining (25% by volume). This zone is characterized by finely disseminated bornite and chalcopyrite, although in hand specimen the chalcopyrite is usually not visible. The sulfides are disseminated throughout the rock in the matrix as well as in quartz veins. The fine-grained sulfide gives the rocks a black “sooty” appearance. The red colouration is attributed to fine hematite dusting, mainly associated with albite.

The Hugo North Deposit is characterized by copper–gold porphyry and related styles of alteration similar to those at Hugo South. This includes biotite–K-feldspar (K-silicate), magnetite, chlorite–muscovite–illite, albite, chlorite–illite–hematite–kaolinite (intermediate argillic), quartz–alunite–pyrophyllite–kaolinite–diaspore–zunyite–topaz–dickite (advanced argillic), and sericite–muscovite zones.

25.1.1.2	Resource

The Hugo North Extension on the Lookout Hill Property and the Hugo North Deposit on Ivanhoe Mine’s adjacent Oyu Tolgoi Project are both part of a single geological entity. Because of this, the Mineral Resources of both deposits together have been estimated as a single body using the same parameters, composites and geological information. At the completion, Mineral Resources for Hugo North Extension were “cut” to coincide with the boundary between the two Projects and the tonnes and grades are reported accordingly.

The publically reported estimate for Hugo North was completed by AMEC in 2007 (Cinits and Parker, 2007). Since then, only a handful of holes have been drilled and it is considered that these holes would not materially impact a subsequent resource estimate. In late 2008, Scott Jackson of Quantitative Group were nominated as QPs for Hugo North Extension, In order to do this, two site visits were completed in 2008 to review local geology, observe sampling, logging, assaying procedures etc as well as understand logic behind the development of the estimation domains. Subsequent to the site visits, QG independently re-estimated the Hugo North (and Hugo North Extension) deposits. All of QG’s checks confirm the work done by AMEC is robust and Scott Jackson of QG consent to signing off as QP for the estimate.

The Mineral Resource estimate for both the Hugo North and North Extension Deposits was based on 307 core holes totalling 371,172 m. Of these, 37 holes for 54,546 m are within the Hugo North Extension.

General conclusions on the estimate and input data are as follows:

•
The geology of the Hugo North Extension and the adjacent Hugo North Deposit are well understood; however, there is additional structural complexity in the Hugo North Extension. The deposits are considered to be examples of a copper-gold porphyry system. The exploration program completed by Ivanhoe on the Joint Venture Property relies strongly on geophysical survey data (IP and magnetics) as a method of determining drill targets. Several geophysical target anomalies remain untested by drilling along strike and are untested by drilling.

•
The highest-grade copper mineralization in the Hugo North Extension is related to a zone of intense stockwork to sheeted quartz veins which typically grades over 2% Cu. The high-grade zone is centred on thin, east-dipping quartz monzodiorite intrusions or within the upper part of the large quartz monzodiorite body, and extends into the adjacent basalt country rocks in the southern part of the deposit. In addition, moderate to high-grade copper and gold values occur within quartz monzodiorite below and to the west of the intensely-veined zone. This zone is distinct in its low Cu (%) to Au (ppm) ratios (2:1 to 4:1). Bornite is dominant in highest-grade parts of the deposit (averaging around 3% to 5% Cu) and is zoned outward to chalcopyrite (averaging around 2% Cu for the high–grade chalcopyrite dominant mineralization). At grades of <1% Cu, chalcopyrite ± enargite, tennantite, bornite (rare chalcocite, pyrite and covellite) occur.

•
Elevated gold grades in the Hugo North Extension occur within the up-dip (western) portion of the intensely-veined high-grade core, and within a steeply-dipping lower zone cutting through the western part of the quartz monzodiorite.

•
The Hugo North Extension is characterized by copper-gold porphyry and related styles of alteration similar to those at the adjacent Hugo North Deposit. This includes biotite–K-feldspar (K-silicate), magnetite, chlorite–muscovite–illite, albite, chlorite–illite–hematite–kaolinite (intermediate argillic), quartz–alunite–pyrophyllite–kaolinite–diaspore–zunyite–topaz–dickite (advanced argillic), and sericite–muscovite zones.

•
OT LLC, as project operator, employs a comprehensive QA/QC program for the drilling. QG briefly reviewed Ivanhoe QA/QC procedures and found them to be strictly followed. Duplicate performance of core, coarse reject, and pulp duplicates was evaluated by QG and although some biases in Au and Cu for standard reference materials (SRM’s) relative to best value were noted, these were generally small and not consistent and therefore considered acceptable. QG is of the opinion that Ivanhoe current sample preparation, analytical and QA/QC procedures and the sample security measures in place are strictly followed and adhere to industry standards and that the drill samples are acceptable for resource estimation purposes.

•
The Hugo North/Hugo North Extension resource model was developed using industry-accepted methods. QG validated Ivanhoe lithologic and structural shapes for interpretational consistency on section and plan, and found them to have been properly constructed. The shapes were found to honour the drill data and appeared to have been well constructed. QG also reviewed Ivanhoe 3D mineralized envelopes, or shells, used to constrain grade interpolation.

•
The Mineral Resources of the Hugo North Extension within the Joint Venture Property were classified using logic consistent with the CIM definitions referred to in National Instrument 43-101. The mineralization of the project satisfies sufficient criteria to be classified in both Indicated and Inferred Mineral Resource categories.

The Hugo North Extension remains open to the north-north-east and in most sections, at depth. However, at the northernmost tip of the deposit, the top of the mineralization is approximately 1,200 m below surface, making additional drilling slow and expensive. Although additional drilling is warranted to trace the mineralization in these directions, this is best done from underground, if the appropriate access and infrastructure is eventually put in place.

25.1.1.3	Processing and Metallurgy

AMEC Minproc has reviewed preliminary process and metallurgical testwork on the Hugo North Extension Deposit and the Hugo North Deposit within the Oyu Tolgoi Project. Copper and gold recoveries for Hugo North Extension are reasonable and not unusual with respect to the other Hugo ores tested. According to Ivanhoe, elevated arsenic and fluorine values are evident, but trace element models for Hugo North indicate these elevated arsenic or fluorine zones would be mined over short periods and could be managed though blending. Since the Hugo North and Hugo North Extension Deposits are part of the same continuous zone of mineralization, it is inferred that there is reasonable expectation that the gold and copper mineralization at Hugo North Extension can be treated using the currently-proposed metallurgical process methods for the Project.

25.1.2	Ulaan Khud (Airport North)

Ulaan Khud, located approximately 8 km north of Hugo North Extension, is an extensive area of flat topography underlain by unconsolidated Cretaceous cover that was considered by Ivanhoe as an ideal location for an international airport. The zone was explored during 2006 and early 2007 with 35 diamond drillholes totalling approximately 16,700 m. One additional hole was drilled in 2008 to test the up-dip extension of mineralization intercepted in hole EGD127.

Drilling in 2006 and 2007 defined a shallow but narrow, steeply-dipping zone 30 to 50 m wide with a north-south strike length of approximately 900 m, and a vertical extent of up to 600 m. The zone averages <0.3% Cu but contains narrow, patchy, high-grade copper and gold intervals. No significant mineralization was intercepted in the 2008 drill test and the zone was not expanded.

No further work is recommended in this area; however, the poorly explored area between the south end of the Ulaan Khud and Hugo North Extension could still be considered prospective.

25.1.3	Heruga deposit – Javhlant ML

25.1.3.1	Mineralization

The Heruga deposit, which lies within the Javhlant ML, contains a large zone of porphyry copper-gold-molybdenum mineralization that has been subject to systematic drilling by Ivanhoe. To date, 43 drillholes totaling 53,403 m had been completed.

QG has reviewed pertinent data from the Javhlant MEL and the adjacent Oyu Tolgoi Project (100% Ivanhoe) to obtain a sufficient level of understanding to complete a Mineral Resource estimate for the Heruga deposit.

The copper–gold-molybdenum porphyry-style mineralization at Heruga is hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks. Internally, these blocks appear relatively undeformed, and consist of south-east-dipping volcanic and volcaniclastic sequences. The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization. The deposit is shallowest at the south end (approximately 500 m below surface) and plunges gently to the north.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels. Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized quartz monzodiorite. Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

Copper sulphides occur at Heruga in both disseminations and veins/fractures. Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett deposits.

25.1.3.2	Resource

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga. In addition, there is significant (100 ppm to 1,000 ppm) molybdenum mineralization in the form of molybdenite. Very rare high gold grades (exceeding 50 g/t) appear to be associated with base metal ± molybdenite in late stage veins.

Similar to comments made regarding the Hugo North estimate, QG has noted that Ivanhoe has continued to implement the comprehensive QA/QC program.

QG reviewed Ivanhoe QA/QC procedures at site in 2008 and found them to be followed. Results of field blanks show low incidence of contamination and confirm negligible contamination in the assay process. QG also evaluated performance of core, coarse reject, and pulp duplicates, and the results were found to be acceptable. QG conclude that Ivanhoe current sample preparation, analytical and QA/QC procedures, as well as the security measures in place, are generally appropriate and such that the data for the Heruga project are acceptable as inputs to resource estimation.

The Mineral Resource estimate for the Heruga deposit was prepared by Stephen Torr of OT LLC under the supervision of Scott Jackson of Quantitative Group. A close-off date of 21 June 2009 for survey (collar and down hole) data was utilized for constructing the geological domains.

OT LLC created three dimensional shapes (wireframes) of the major geological features of the Heruga deposit. To assist in the estimation of grades in the model, OT LLC also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated. Construction of the grade shells took into account prominent lithological and structural features, in particular the four major subvertical post-mineralisation faults. For copper, a single grade shell at a threshold of 0.3% Cu was used. For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t. For molybdenum, a single shell at a threshold of 100 ppm was constructed. These grade shells took into account known gross geological controls in addition to broadly adhering to the abovementioned thresholds.

QG checked the structural, lithological and mineralized shapes to ensure consistency in the interpretation on section and plan. The wireframes were considered to be properly constructed and honored the drill data.

Resource estimates were undertaken using Datamine® commercial mine planning software. The methodology used was very similar to that used to estimate the Hugo North deposits. Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging. Bulk density was interpolated using an inverse distance to the third power methodology. The assays were composited into 5 m down hole composites; block sizes were 20 m x 20 m x 15 m.

As an independent check, QG also built a model from scratch using the same wireframes and drill data used in the Ivanhoe model. Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters. QG compared the two estimates and consider that they agree well within acceptable limits thus adding additional support to the estimate built by Ivanhoe.

The Mineral Resources for Heruga were classified using logic consistent with the CIM definitions required by NI 43-101. Blocks within 150 m of a drillhole were initially considered to be in the Inferred category. A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 m. The shape aimed to remove isolated blocks around drillholes where continuity of mineralization could not be confirmed. Within the 150 m shape there were a small number of blocks that were greater than 150 m from a drillhole. These were included because it was considered that geological and grade continuity could be reasonably inferred within the main part of the mineralized zone. Of the total tonnes classified as inferred approximately 92% are within 150 m of a drillhole while the average distance of the Inferred blocks is approximately 100 m.

25.1.4	Heruga deposit – Javhlant ML

25.1.4.1	Mineralization

The Heruga project, which lies within the Javhlant MEL, contains a large zone of porphyry copper-gold-molybdenum mineralization that has been subject to ongoing systematic drilling by Ivanhoe. To 21 June 2009, 43 drillholes had been completed, or partially completed.

QG has reviewed pertinent data from the Javhlant Property and the adjacent Oyu Tolgoi Project to obtain a sufficient level of understanding to complete the Mineral Resource estimate for the Heruga deposit.

The copper–gold-molybdenum porphyry-style mineralization at Heruga is hosted in Devonian basalts and quartz monzodiorite intrusions, concealed beneath a deformed sequence of Upper Devonian and Lower Carboniferous sedimentary and volcanic rocks. The deposit is cut by several major brittle fault systems, partitioning the deposit into discrete structural blocks. Internally, these blocks appear relatively undeformed, and consist of south-east-dipping volcanic and volcaniclastic sequences. The stratiform rocks are intruded by quartz monzodiorite stocks and dykes that are probably broadly contemporaneous with mineralization. The deposit is shallowest at the south end (approximately 500 m below surface) and plunges gently to the north.

The alteration at Heruga is typical of porphyry style deposits, with notably stronger potassic alteration at deeper levels. Locally intense quartz-sericite alteration with disseminated and vein pyrite is characteristic of mineralized quartz monzodiorite. Molybdenite mineralization seems to spatially correlate with stronger quartz-sericite alteration.

Copper sulfides occur at Heruga in both disseminations and veins/fractures. Mineralized veins have a much lower density at Heruga than in the more northerly Southern Oyu and Hugo Dummett deposits.

25.1.4.2	Resource

Modelling of mineralization zones for resource estimation purposes revealed that there is an upper copper-driven zone and a deeper gold-driven zone of copper-gold mineralization at Heruga. In addition, there is significant (100-1,000 ppm) molybdenum mineralization in the form of molybdenite. Locally high gold grades (exceeding 50 g/t) appear to be associated with base metal ± molybdenite in late stage veins.

QG has noted that OT LLC has continued to implement the comprehensive QA/QC program.

QG completed visits to the on site preparation laboratory and assaying laboratory in Ulaanbaatar.

QG reviewed OT LLC’s QA/QC procedures at site in 2008 and found them to be followed. Results of field blanks show low incidence of contamination and confirm negligible contamination in the assay process. QG also evaluated performance of core, coarse reject, and pulp duplicates, and the results were found to be acceptable. The current OT LLC QA/QC program exceeds industry standards and demonstrates that the assay process for the samples taken from the Heruga deposit is in control and the results are suitable for use in Mineral Resource estimation.

The Mineral Resource estimate for the Heruga deposit was prepared by Stephen Torr of OT LLC under the supervision of Scott Jackson of Quantitative Group. A close-off date of 21 June 2009 for all survey (collar and downhole) and assay data incorporated into the database.

OT LLC created three dimensional shapes or wireframes of the major geological features of the Heruga deposit. To assist in the estimation of grades in the model, Ivanhoe also manually created three dimensional grade shells (wireframes) for each of the metals to be estimated. Construction of the grade shells took into account prominent lithological and structural features, in particular the four major subvertical post-mineralization faults. For copper, a single grade shell at a threshold of 0.3% Cu was used. For gold, wireframes were constructed at thresholds of 0.3 g/t and 0.7 g/t. For molybdenum, a single shell at a threshold of 100 ppm was constructed. These grade shells took into account known gross geological controls in addition to broadly adhering to the abovementioned thresholds.

QG checked the structural, lithological and mineralized shapes to ensure consistency in the interpretation on section and plan. The wireframes were considered to be properly constructed and honoured the drill data.

Resource estimates were undertaken using Datamine® commercial mine planning software. Interpolation domains were based on mineralized geology, and grade estimation based on ordinary kriging. Bulk density was interpolated using an inverse distance to the third power methodology.  The assays were composited into 5 m down hole composites; block sizes were 20 m x 20 m x 15 m.

QG also built a model from scratch using the same wireframes and drill data used in the OT LLC model. Gold, copper and molybdenum were interpolated using independently generated variograms and search parameters. QG compared the two estimates and consider they are well within acceptable limits thus adding additional support to the estimate built by Ivanhoe.

The Mineral Resources for Heruga were classified using logic consistent with the CIM definitions required by NI 43-101. Blocks within 150 m of a drillhole were initially considered to be Inferred. A three dimensional wireframe was constructed inside of which the nominal drill spacing was less than 150 m. The shape aimed to remove isolated blocks around drillholes where continuity of mineralization could not be confirmed. Within the 150 m shape there were a small number of blocks that were greater than 150 m from a drillhole. These were included because it was considered that geological and grade continuity could be reasonably inferred within the main part of the mineralized zone. Of the total tonnes classified as Inferred, approximately 95% are within 150 m of a drillhole while the average distance of the Inferred blocks is approximately 100 m.

25.2	Mineral Reserve - Hugo North Extension

The Mineral Reserves in this Study are based on pre-feasibility study level work carried out for Oyu Tolgoi. Measured and Indicated Resources have been converted to Proven and Probable Mineral Reserves. Prefeasibility level study work, Measured and Indicated Mineral Resources meet the data density adequacy requirements for Mineral Reserve reporting under the National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Institute of Mining and Metallurgy (CIM). This result meets the main objective of the Study.

25.3	Shivee West (100% Entrée)

From 2002 until 2008, exploration of the Shivee West property was for porphyry copper deposits, primarily driven by geophysical surveying, in particular IP, as the method had been proved reasonably successful for exploring the Shivee Tolgoi ML of the Joint Venture Property, and in leading to the discovery of the Heruga Deposit on the Javhlant ML.  Drilling of IP chargeability features on Shivee West has not resulted in any discoveries of significant copper porphyry deposits, of either Devonian or Carboniferous age.  As a consequence, the geology of Shivee West is not as well documented as at Oyu Tolgoi.  In particular, no Devonian quartz monzodiorite intrusives such as those intimately associated with the Oyu Tolgoi deposits have been verified.  Nonetheless, physical similarities of lithologies exposed on surface at Shivee West with both outcropping and drill core lithologies at Oyu Tolgoi indicate that at least part of the Devonian and Carboniferous sedimentary and volcanic sequences are present at Shivee West.  Previously reported whole rock geochemical sampling (Panteleyev, 2006) indicated that rocks geochemically equivalent to the main ore host (Unit DA1b) at Oyu Tolgoi also occurred on Shivee West.

In 2008 and 2009, exploration by Entrée LLC shifted to the coal potential of the Togoot Licence, formerly a part of Shivee West.  Not until 2010 did Entrée return to exploring the Devonian Corridor on the Shivee Tolgoi ML, first for deep copper porphyry deposits in 2010, then for near-surface epithermal gold mineralization in 2011.  The latter exploration programme resulted in the discovery of high grade gold mineralization on surface and in RC drill holes at the Argo Zone.

Additional mapping in 2010 and 2011 established that the Devonian rocks form a northeast-trending elongate, steep-sided dome (Carr, 2011).  These are strongly folded and generally northeast-striking.  The domal culmination is an upright, tight, doubly plunging anticline - fine-grained Devonian sedimentary rocks in its core are generally upward-facing.  Overlying these is a Devonian volcano-sedimentary sequence of augite-porphyritic mafic volcaniclastics that are geochemically equivalent to Oyu Tolgoi Unit DA1b (the main ore host at Oyu Tolgoi).  Unconformably overlying all Devonian rocks are gently- to steeply-dipping Carboniferous lithologies belonging to several intermediate to felsic volcanic and volcano-sedimentary sequences.  Within the lowermost Carboniferous mafic to intermediate volcanic sequence (equivalent to Oyu Tolgoi units CS3c_1 and CS3c_2) are carbonaceous sedimentary rocks interpreted to be equivalent to Oyu Tolgoi unit CS2a, as intersected on the Tom Bogd target.

Core drilling in 2010 was designed primarily to test for Oyu Tolgoi-style porphyry mineralization at depth by targeting chargeability features interpreted to be associated with Devonian rocks and structures underlying Carboniferous volcanic and sedimentary rocks.  This drilling did confirm that Devonian rocks can be found at depth, however, none of the chargeability features tested proved to have economic concentrations of copper mineralization.  The holes on the Tom Bogd target in particular can be readily correlated with the Carboniferous and Devonian sequences at Oyu Tolgoi.  Unlike at Oyu Tolgoi, where fine-grained sedimentary rocks of Devonian age (DA4b, part of the "overturned block stratigraphy") have been fault-emplaced over the DA1b and DA2 host rocks, mapping and core logging at Shivee West indicate that DA1b rocks are conformably overlying the DA4b equivalents, such that any hole collared in DA4b fine-grained sedimentary rocks is not going to find DA1b host stratigraphy underneath.

26	RECOMMENDATIONS

26.1	Joint Venture Property

Exploration and development of the Entrée OTLLC Joint Venture Property is under the control of project operator OT LLC. The future work recommendations in IDOP although focussed on the OT project will be of benefit to Entrée as they will include examination of the Entrée OTLLC Joint Venture Property.

Recommendations have been stated throughout the text of the report. The key recommendations have been identified in the Future Work section of IDOP. These are:

26.1.1	Detailed Integrated Development and Operating Plan

The next phase in the project planning process is the preparation of a Detailed Integrated Development and Operating Plan (DIDOP) that builds on IDOP. The DIDOP will integrate a number of detailed capital expansion studies into an overall project report. The key additional work to be assessed in DIDOP includes: the Phase 2 Project Expansion, power supply, water permitting, concentrate marketing, the underground feasibility study and futher work on mine closure and reclamation plan.

26.1.2	Phase 2 Project Expansion Plan

A detailed execution plan will be developed for Phase 2 that includes lessons learned and incorporates tools and advancements from the Phase 1 project execution.

OT LLC plans to undertake engineering studies of the concentrator expansion. The focus of the study will be the addition of a third grinding line and other requirements for the Phase 2 plant production.

26.1.3	Power Supply Determination

The supply of power has been recognized as being critical to the execution of the Oyu Tolgoi Project in the IA. OT LLC has been given the right to import power initially but must secure power from sources within Mongolia from the fourth year of operation.

Power is currently assumed in the IDOP Technical Report to be initially imported from Inner Mongolia and sourced from a power station constructed by OT LLC by the fourth year of operation in accordance with the terms of the Investment Agreement.

OT LLC is currently considering a range of options to ensure a reliable and efficient power supply after Year 4. Central to their considerations are two options:

•
Option 1 – Build a coal-fired power plant (four 150 MW units) at Project site. A feasibility study and detailed drawings for power plant with three 150 МW units capacity have already been completed. This study will need to be re-worked to reflect the addition of another generator and auxiliaries.

•
Option 2 – Build a coal-fired power plant (four 150 MW units) at the Tavan Tolgoi project site and erect a double-circuit 220 kV transmission line to the Project site. With the power plant at his location, the feasibility study would need to address changes in capacity, water supply, and other design issues, as well the 140 km long 220 kV transmission line.

OT LLC’s preferred option is to pursue the accelerated construction of a power station at OT LLC with construction to commence as soon as all stakeholders agree. OT LLC intends to seek approval from the board for an accelerated program if government permits are approved.

Currently, there is no clear date for the issuing of those permits and the 2012 IDOP Technical Report remains with the assumption that capital is expended by OT LLC to bring a power station into production by the fourth year of operation.

It is expected that the timing of power station construction would be finalised in the preparation of DIDOP.

26.1.4	Water Permit

The current estimate of average water demand for the concentrator expansion to 160 kt/d is 918 L/s, which is marginally above the rate of 870 L/s that has already been approved by the GOM.

OT LLC’s strategy is to obtain approval for increases to the currently approved water reserve ahead of any mine expansion plans. The objective of the study will be to assess the impact of the concentrator expansion on water demand and to determine the need for obtaining GOM approval for any substantial increase in the approved water demand from the Gunii Hooloi aquifer.

26.1.5	Concentrate Marketing

OT LLC has developed a marketing plan and currently includes consideration of the following factors:

•	Location value to customer compared to imported material landed at Chinese ports.

•	Precious metals recovery and payment.

•	Length of contract.

•	Percentage of off-take to smelters versus traders.

•	Percentage of tonnage on contract versus spot.

•	Percentage of feed for any one smelter.

•	Number of smelters for a given scale of operation.

•	Management of concentrate quality and volume during commissioning and ramp-up.

•	Alternate off-shore logistics and costs.

•	Delivery point and terms.

•	Packaging.

A detailed timeline has been developed for marketing, logistics, and contract-to-cash functions. Finalisation of the letters of intents and execution of contracts is planned to be completed in the near future.

26.1.6	Underground Feasibility Study

As part of DIDOP the underground study work is being brought to feasibility study level, the scope of work includes all activities from extraction to the shaft collars and will optimise the development and production of Hugo North Lift 1. OT LLC plans to finalise DIDOP in late 2012.

The design of the underground incorporates 4 shafts and 5 raises to ventilate the mine. The intended method of construction for the 5 ventilation raises is by raise boring. There has proven difficult and has suffered delays, the primary reason for schedule slippage has been due to poor ground conditions. Completion of the ventilation raises is on the critical path to production from the underground mine as the raises are required to meet the ventilation requirements for development and provide alternative means of egress should Shaft 1 be unavailable. In order to mitigate and minimise risk to the project production and to OT LLC are investigating alternative means of establishing the vertical development required to complete the ventilation infrastructure. Work to determine the impact of this issue is being carried out. Initial analysis by OT LLC suggests that the underground production could be delayed by around twelve months and that each month’s delay could have an NPV value of $50 M. A delay in production is less significant to Entrée than to OT LLC. As most of the ore in the Entrée-OT LLC Joint Venture Mineral Reserve is scheduled for production between years 10 and 18 the impact of a one year delay on the return to Entrée would be small. A one year delay would reduce the NPV8 by $10 M.   These investigations are planned to be incorporated into DIDOP and will allow OT LLC to quantify potential costs and changes required to meet the Oyu Tolgoi Project schedule.

In addition possible scope changes have been indicated including:

•	Additional development and excavation expenditures

•	The addition of a shaft No 5

•	An additional crew underground

•	Increased operating cost due to design changes

26.1.7	Socio-economic Aspects of Mine Closure Plan

The preliminary mine closure and reclamation plan includes provisions to ensure that adverse socio-economic impacts of mine closure are minimized and positive impacts are maximized. To this end, OT LLC has planned that allowances will be incorporated into the annual mine operations budget starting 10 years before mine closure to address the costs of:

•	Lost employment by the mine workforce.

•	Adverse effects on supply chain businesses and downstream businesses, affected communities, public services, and infrastructure.

•	Promoting ongoing sustainability among affected stakeholders and communities.

The details of additional socio-economic aspects of a conceptual mine closure plan have not yet been fully developed and are the subject of work to be done in the near future.

26.1.8	Infrastructure

As part of the preparation of DIDOP, work is continuing on further defining the ongoing infrastructure needs for the project. The OT Manager has advised that they expect future additions to the project scope which may include:

•	Operations camp expansion

•	Border facilities upgrade

•	Concentrate bagging plant upgrade

•	Power substation expansions

•	Central maintenance complex

•	Central control room

•	Borefield expansion

•	Operations warehouse expansion

•	Core storage warehouse

There may be additions to scope beyond these items and all items and updated cost estimates will be included in DIDOP.

26.1.9	Entrée-OT LLC Joint Venture Potential for Further Development

IDP10 was published in June 2010 and was an update to the original IDP05, incorporating all aspects of the Project within the framework of a signed and effective IA with the GOM. IDP10 presented two complementary development cases:

•	IDP10 Reserve Case, based strictly on Proven and Probable Mineral Reserves.

•	Life of Mine (Sensitivity), which adds a large base of Inferred Resources to the Reserve Case.

Development of the resources on these deposits will require separate development decisions in the future based on then prevailing conditions and the development experience obtained from developing and operating the initial phases of the Project. Accordingly, the Life of Mine (Sensitivity) is effectively a Preliminary Economic Assessment (PEA).

Presentation of a Reserve Case and the PEA in the same report is permitted by Section 2.3(3) (c) of NI 43-101 Standards of Disclosure for Mineral Projects. The development and initial production periods of the both the IDP10 Reserve Case and the Life of Mine (Sensitivity) are common. The Life of Mine (Sensitivity) is an extension of the Reserve Case that does not restrict the execution of the Reserve Case. Each additional part of the Life of Mine (Sensitivity) would be subject to further study and approval by the Owner before a commitment to capital expenditure and development. Therefore, the Life of Mine (Sensitivity) has a positive not a negative impact on the Reserve Case.

Insofar as the Life of Mine (Sensitivity) includes an economic analysis that is based, in part, on Inferred Mineral Resources, the Life of Mine (Sensitivity) does not have as high a level of certainty as the Reserve Case. Inferred Mineral Resources are considered too speculative geologically to have the economic considerations applied to them that would allow them to be categorized as Mineral Reserves, and there is no certainty that the Life of Mine (Sensitivity) will be realized.

The Reserve Case of IDP10 has been updated by the IDOP Reserve Case and is planned to be updated again by DIDOP. The Life of Mine (Sensitivity) is also planned to be updated. The Life of Mine (Sensitivity) is significant to Entrée because it presented the possible development path for substantial increase in the mining inventory that might be recovered for the Entrée-OT LLC Joint Venture Mineral Resources.

The Life of Mine (Sensitivity) reflected the development flexibility that exists with respect to later phases of the Oyu Tolgoi group of deposits (Heruga, Hugo South and the second lift of Hugo North). The Mineral Resources in Heruga and Hugo North Lift 2 are substantially more than the current Entrée-OT LLC Joint Venture Mineral Reserve. Figure 26.1 shows the production profile of the Life of Mine (Sensitivity) as it was presented in IDP10. A plan showing Hugo North Lift 1 & 2 relative to the mining licence boundaries is shown in Figure 26.2. Figure 26.3 shows an isometric view of the two lifts.

The May 2010 IDP10 Technical Report which describes the Life of Mine (Sensitivity) can be found on www.sedar.com or on the Company website www.entreegold.com.

Figure 26.1	IDP10 Processing by Source – Life of Mine (Sensitivity)

Figure 26.2	Hugo North Lift 1 & 2

Figure 26.3	Isometric View of Hugo North Lift 1 & 2

26.2	Shivee West

Additional exploration is recommended on Shivee West. A program of geophysics, geology, geochemistry and core and RC drilling is recommended on the Zone III/Argo zones to better define and expand shallow gold mineralization:

PRECIOUS METAL EXPLORATION - ARGO/ZONE III

•	additional detailed geological mapping and excavator-assisted chip sampling along strike to the north and south of known mineralization;
•	expansion and infill of the existing MMI soil sampling to cover in greater detail the magnetic low that is associated with the mineralization;
•	dipole-dipole IP surveying, n=1-10, a=100m, on lines spaced 100 metres apart, to cover the magnetic anomaly;
•	2,500 metres of HQ core drilling to follow the Argo mineralization along strike to the north;
•	3,000 metres of R-C drilling to infill the core hole pattern, and to drill any additional targets resulting from the geological mapping and excavator trenching.

A program of 6,000 metres of core drilling is recommended on Shivee West to test for a deep porphyry target at Zone I North, and to test MMI-Au geochemical targets in the Devonian Corridor:

PORPHYRY COPPER EXPLORATION

•	Re-evaluation of previous drilling of the Khoyor Mod area;
•	Evaluation of MMI-Au anomalies north of the Khoyor Mod area, to include 1,000 metres of core drilling;
•	5,000 metres of HQ core drilling to continue deep exploration of the strong hydrothermal alteration system encountered in EG-10-140.

Budget for the foregoing is approximately US$6.6 million.

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